FS BANCORP, INC.
2025 Annual Report



"Once we started with 1st Security Bank we have never looked back.

We have enjoyed the complete respect that your board as well as all staff members have given us. It has been very heartwarming to work with a group such as yours and we truly believe that came from strong leadership. Like you, we recognize the value of treating everything a little bit more like family rather than making everything about the last nickel."

DUANE AND DEANNE LANDSVERK
Landsverk Quality Homes, Commercial Banking Customer



"Out of all the things I needed to do as a business owner, the easiest part was working with 1st Security Bank."

AMBERRAE BRANTLEY
Owner, Beehave Academy, Lending Customer

CORPORATE AND SHAREHOLDER INFORMATION

Transfer Agent

Equiniti Trust Company
EQ Shareowner Services
PO Box 64874
St Paul, MN 55164-0874
shareowneronline.com
Shareholder Services: (800) 468-9716

Independent Auditors

Baker Tilly US, LLP
1000 2nd Ave #3400
Seattle, WA 98104

SEC Counsel

Breyer & Associates PC
8180 Greensboro Drive, Suite 785
McLean, VA 22102

Common Stock

The Company's common stock is traded
on the NASDAQ Capital Market under
the symbol "FSBW"

Investor Relations

6920 220th Street SW
Mountlake Terrace, WA 98043
investorrelations.fsbwa.com

fsbwa.com

DIRECTORS AND OFFICERS

Directors

FS Bancorp, Inc. and 1st Security Bank
Ted Leech, Chairman
Joseph Adams, CEO of FS Bancorp, Inc.
Pamela Andrews
Marina Cofer-Wildsmith
Terri Degner
Michael Mansfield
Joseph Zavaglia

Mission and Purpose (MAP) Team

1st Security Bank of Washington
Shana Allen, Chief Information Officer
Erin Burr, Chief Risk Officer, CRA Officer
Donn Costa, Chief Home Lending Officer
Ben Crowl, Chief Lending Officer
Susan Dumontet, Director of Finance
Vickie Jarman, Chief Human Resources Officer
Sean McCormick, Chief Credit Administration Officer
Matthew Mullet, President & Chief Executive Officer
Robert Nesbitt, Chief Credit Operations Officer
Kelli Nielsen, Chief Retail Banking Officer
May-Ling Sowell, Chief Compliance Officer, CRCM
Phil Whittington, Chief Financial Officer

"I am proud to work for a relationship-driven company
that values teamwork, adapts easily to new markets,
and can quickly form partnerships with each other,
customers, and even competitors."

MATTHEW MULLET, President

FS BANCORP, INC.

Date: Monday, April 6, 2026

To our Communities, Customers, and Coworkers:

I want to express my gratitude for your continued trust and partnership with 1st Security Bank. I spent my early career as a bank examiner, learning how critical community banks are for the success of our economy. I am honored to serve the communities, customers, employees, and shareholders in my new role.

The cover of this annual report features a real customer experience paired with their testimonial, and we chose this intentionally. We succeed most where there is a true sense of community—and that sense of community is created by the people who trust us with their financial well-being.

In the months ahead, I am committed to expanding connections with our communities, our businesses, and our customers. My plan is to listen, so please, share your feedback. My goal is simple: to learn, to understand, and to offer support to strengthen partnerships. The Mission of our Bank is to live our Core Values and to "WOW" each other and our customers every day. I look forward to hearing "WOW" stories throughout 2026.

Our Vision to build a truly great place to work and bank is central to our Mission. We established additional support for our Vision through the creation of three teams—our Mission and Purpose Team, our Great Place to Bank Team, and our Great Place to Work Team. These groups collaborate across business lines to bring forward ideas that enhance the customer and employee experience. Their work embodies our belief that when we align purpose and people, exceptional service is the result.

Highlights from 2025 include the following:

- Repurchased 411,959 shares under our share repurchase plans at an average price of $39.80 per share;
- Grew tangible book value (non GAAP) 10.1% from $36.02 to $39.65;
- Experienced 5.0% of total core deposit growth including 4.7% relationship DDA growth;
- Reported 4.8% net loan growth in 2025, up from 4.1% growth in 2024;
- Completed 38 projects throughout the Bank including the transition to a new commercial and consumer online banking system;
- Reported net income of $33.3 million and a 1.06% return on average assets;
- Purchased our new headquarters building in Mountlake Terrace (previously leased space) which will ensure sufficient, future office space as we grow; and
- Paid our 48th, 49th, 50th, and 51st consecutive quarterly dividends, including a special dividend, resulting in an average dividend yield of 3.3% based on the year-end 2025 share price.

PO Box 97000 • Lynnwood, WA 98046 • 800-683-0973
WWW.FSBWA.COM • Member FDIC • Equal Housing Lender

The Bank announced the retirement of our long-time CEO, Joe Adams, in the third quarter of 2025 with his retirement from FS Bancorp, Inc. occurring in the second quarter of 2026. Joe hired me in 2011, and I am grateful for his mentorship and guidance on ensuring that culture is our differentiator as we hire Smart, Driven, Kind® team members. Joe's mentorship will continue through his role as a Board member post-retirement.

As you, your family and your businesses grow, we want to be the Bank that grows with you, providing accounts and services with value and creating a partnership for financial success. I am honored to be the President of FS Bancorp, Inc. and CEO/President of 1st Security Bank and hope you will reach out to me if I can ever be of service to you.

Here's to a strong, inspiring, and prosperous 2026.

With appreciation,

Matthew Mullet

Matthew Mullet
President FS Bancorp, Inc
CEO/President 1st Security Bank

PO Box 97000 • Lynnwood, WA 98046 • 800-683-0973
WWW.FSBWA.COM • Member FDIC • Equal Housing Lender

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark one)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

   For the fiscal year ended December 31, 2025 **OR**

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

   Commission File Number: 001-35589

FS BANCORP, INC.
(Exact name of registrant as specified in its charter)

Washington	45-4585178
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

6920 220th Street SW, Mountlake Terrace, Washington	**98043**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (425) 771-5299

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value per share	FSBW	The NASDAQ Stock Market LLC

Securities Registered Pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐	Smaller reporting company ☐
Emerging growth company ☐	

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13 (a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Exchange Act Rule 12b-2). Yes ☐   No ☒

The aggregate market value of the voting and nonvoting common equity held by non-affiliates of the registrant was $259,816,442 based on the closing sales price of $39.38 per share of the registrant's common stock as quoted on the NASDAQ Stock Market LLC on June 30, 2025. For purposes of this calculation, common stock held by executive officers and directors of the registrant is considered to be held by affiliates. As of March 11, 2026, there were 7,501,542 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

1. Portions of the definitive Proxy Statement for the 2026 Annual Meeting of Shareholders ("Proxy Statement") are incorporated by reference into Part III.


FS Bancorp, Inc.
Table of Contents


When we refer to "FS Bancorp" in this report, we are referring to FS Bancorp, Inc. When we refer to "Bank" or "1st Security Bank" in this report, we are referring to 1st Security Bank of Washington, the wholly owned subsidiary of FS Bancorp. As used in this report, the terms "we," "our," "us," and "Company" refer to FS Bancorp, Inc. and its consolidated subsidiary, 1st Security Bank of Washington, unless the context indicates otherwise.

ii

Forward-Looking Statements

This Annual Report on Form 10–K contains forward-looking statements, which can be identified by the use of words such as "believes," "expects," "anticipates," "estimates," "plans," "intends," "projects," or similar expressions. Forward-looking statements include, but are not limited to:

- statements regarding our goals, intentions, and expectations;
- statements regarding our business plans, prospects, growth, and operating strategies;
- statements regarding the quality of our loan and investment portfolios; and
- estimates of our risks and future costs and benefits.

These forward-looking statements are subject to significant risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements due to, among other things, the following factors:

- adverse impacts on economic conditions in our local markets or other markets where we have lending relationships, or to other aspects of the Company's business operations;
- effects of employment levels; labor shortages, persistent inflation, recessionary pressures or slowed economic growth;
- changes in interest rate levels and volatility, and the timing and pace of such changes, including actions by the Board of Governors of the Federal Reserve System ("Federal Reserve"), which could adversely affect our revenues and expenses, the values of our assets and obligations, and the availability and cost of capital and liquidity;
- the impact of inflation and related monetary and fiscal policy responses thereto, and their impact on consumer and business behavior;
- geopolitical developments and international conflicts, or the imposition of new or increased tariffs and trade restrictions that may disrupt financial markets, global supply chains, commodity prices, or economic activity in specific industry sectors;
- the effects of any government shutdown, debt ceiling standoff, or other fiscal policy uncertainty;
- credit risks inherent in lending activities, including loan delinquencies, charge-offs, changes in our allowance for credit losses ("ACL"), and provisions for credit losses;
- secondary market conditions and our ability to originate loans for sale and sell loans in the secondary market;
- fluctuations in loan demand, unsold homes, and land and property values;
- staffing fluctuations arising from product demand or corporate strategies;
- use of estimates in determining the fair value of assets, which may prove incorrect;
- increased competitive pressures among financial services companies;
- our ability to execute our plans to grow our residential construction lending, our home lending operations, our warehouse lending, and the geographic expansion of our indirect home improvement lending;
- our ability to attract and retain deposits;
- our ability to successfully integrate any assets, liabilities, customers, systems, or management personnel we may acquire in the future into our operations, to realize related revenue synergies and cost savings within expected time frames, and the potential for resulting goodwill impairments;
- our ability to control operating costs and expenses;
- expectations regarding key growth initiatives and strategic priorities;
- retention of key members of our senior management team;

- changes in consumer spending, borrowing, and savings habits;
- our ability to successfully manage our growth;
- bank failures or adverse developments at other banks and related negative publicity about the banking industry in general on investor and depositor sentiment;
- our ability to adapt to rapid technological changes, including advancements related to artificial intelligence, digital banking platforms, and cybersecurity;
- legislation or regulatory changes including, but not limited to shifts in capital requirements, banking regulation, tax laws, or consumer protection laws;
- our ability to pay dividends on our common stock;
- quality and composition of our securities portfolio and the impact of any adverse changes in the securities markets;
- changes in accounting policies and practices adopted by the bank regulatory agencies, the Public Company Accounting Oversight Board, or the Financial Accounting Standards Board ("FASB");
- costs and effects of litigation, including settlements and judgments;
- vulnerabilities in our information systems or those of third-party service providers, including disruptions, breaches, or cyberattacks;
- inability of key third-party vendors to perform their obligations to us;
- effects of climate change, severe weather events, natural disasters, pandemics, epidemics and other public health crises, acts of war or terrorism, domestic political unrest, and other external events;
- the potential for new or increased tariffs, trade restrictions or geopolitical tensions that could affect economic activity or specific industry sectors;
- environmental, social and governance goals and targets;
- other economic, competitive, governmental, bank regulatory, consumer and technical factors affecting our operations, pricing, products and services; and
- other risks described elsewhere in this Annual Report on Form 10–K for the year ended December 31, 2025 (the "Form 10–K"), and our other reports filed with or furnished to the Securities and Exchange Commission (the "SEC").

Any forward-looking statements in this Form 10–K and in other public statements may prove to be inaccurate because of incorrect assumptions, the factors described above, or other factors that we cannot foresee. Forward-looking statements are based on management's beliefs and assumptions as of the time they are made. The Company undertakes no obligation to update or revise any forward-looking statement included in this report or to update the reasons why actual results could differ from those contained in such statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking statements in this report might not occur and you should not place undue reliance on any forward-looking statements.

Available Information

The Company provides a link on its investor information page at www.fsbwa.com to filings with the SEC for purposes of providing copies of its annual report on Form 10–K, quarterly reports on Form 10–Q, current reports on Form 8–K and amendments to these reports, as soon as reasonably practicable after we have electronically filed such material with, or furnished such material to the SEC. Other than an investor's own internet access charges, these filings are free of charge and available through the SEC's website at www.sec.gov. The information contained on the Company's website is not included as part of, or incorporated by reference into, this Annual Report on Form 10–K.

Item 1. Business

General

FS Bancorp, a Washington corporation, was organized in September 2011 for the purpose of becoming the holding company of 1st Security Bank upon the Bank's conversion from a mutual to a stock savings bank ("Conversion"). The Conversion was completed on July 9, 2012. At December 31, 2025, the Company had consolidated total assets of $3.2 billion, total loans receivable, net of $2.62 billion, total deposits of $2.67 billion, and total stockholders' equity of $307.7 million. The Company has not engaged in significant activities other than holding the stock of the Bank and providing capital to it through the debt and equity markets. Accordingly, the information set forth in this Form 10–K, including the consolidated financial statements and related data, relates primarily to the Bank.

1st Security Bank is a relationship-focused community bank dedicated to serving local families, regional businesses, and industry niches primarily within distinct Puget Sound and Pacific Northwest communities. The Bank prioritizes long-term relationships, working closely with customers to meet their financial needs while actively participating in community activities and events to further strengthen these connections.

1st Security Bank has been serving the Puget Sound area since 1907, including the period during which the predecessor to Anchor Bank, one of its banking acquisitions, was formed. The Bank was originally chartered as a credit union, under the name Washington's Credit Union and primarily served select employment groups. On April 1, 2004, the Bank converted from a credit union to a Washington state-chartered mutual savings bank. Upon completion of the Conversion in July 2012, 1st Security Bank became a Washington state-chartered stock savings bank and a wholly-owned subsidiary of the Company.

At December 31, 2025, the Company maintained its headquarters, which produces loans and accepts deposits, in Mountlake Terrace, Washington, and an administrative office in Aberdeen, Washington. The Bank also operates 27 full-service bank branches, of which 22 are located in Washington state and five in Oregon state, and 13 loan production offices in suburban communities in the greater Puget Sound and Pacific Northwest area. Among the 22 full-service branches in Washington, three are in Snohomish County, two in King County, two in Clallam County, two in Jefferson County, two in Pierce County, five in Grays Harbor County, two in Thurston County, two in Kitsap County, and two in Klickitat County. Furthermore, five full-service branches are located in Oregon: two in Lincoln County, two in Tillamook County, and one in Malheur County. Our 13 loan production offices include seven stand-alone offices: two in Pierce County, one in King County, one in Kitsap County, and one in Snohomish County in the Puget Sound region, as well as one in Benton County in Eastern Washington, and our newest office in Clark County, in Southwest Washington.

The Company is a diversified lender that specializes in originating various types of loans, including commercial real estate ("CRE"), multi-family, construction, one-to-four-family, and home equity loans, as well as consumer loans, such as indirect home improvement ("fixture secured loans"), and marine loans, along with commercial business loans. The Company's lending strategies aim to capitalize on new lending opportunities, arising from recent market consolidation, and focus on relationship lending. Retail deposits will remain a crucial funding source for the Company. For more detailed information about 1st Security Bank's business and operations, please refer to "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Form 10–K.

The Company has strategically pursued acquisitions, including whole bank acquisitions and branch purchases, to expand its customer base and enhance its distribution network. On February 24, 2023, the Company completed its purchase of seven retail bank branches from Columbia State Bank (the "Branch Acquisition"), adding approximately $425.5 million in deposits and $66.1 million in loans. The acquired branches are located in Goldendale and White Salmon, Washington, as well as Manzanita, Newport, Ontario, Tillamook, and Waldport, Oregon. The Branch Acquisition expanded our Puget Sound-focused retail footprint into southeastern Washington and Oregon, providing an opportunity to introduce its relationship-focused community banking model to these new markets.

1st Security Bank is examined and regulated by the Washington State Department of Financial Institutions ("DFI"), its primary regulator, and by the Federal Deposit Insurance Corporation ("FDIC"). 1st Security Bank is required to have certain reserves set by the Federal Reserve and is a member of the Federal Home Loan Bank of Des Moines ("FHLB" or "FHLB of Des Moines"), which is one of the 11 regional banks in the Federal Home Loan Bank System.

The principal executive offices of the Company are located at 6920 220th Street SW, Mountlake Terrace, Washington 98043 and the main telephone number is (425) 771-5299.

Market Area

As of December 31, 2025, the Company conducted operations from its headquarters, which provides both loan and deposit services, 13 loan production offices (seven of which were stand-alone), 27 full-service bank branches in the Puget Sound region of Washington, and various locations in Oregon.

The primary market area for business operations is the Seattle-Tacoma-Bellevue, Washington Metropolitan Statistical Area (the "Seattle MSA"), which includes King and Pierce Counties. The broader Puget Sound region consists of nine counties: King, Pierce, Snohomish, Kitsap, Lewis, Skagit, Island, Thurston, and Mason.

The Puget Sound region is the largest business center in both the State of Washington and the Pacific Northwest. It includes a highly developed urban core along Puget Sound surrounded by suburban residential and commercial areas and more rural communities in the north, east, and south.

The Puget Sound region's economy is diverse and supported by major industries, including aerospace, military installations, clean-energy technology, biotechnology, education, information technology, logistics, international trade, and tourism. Global and national industry leaders such as The Boeing Company, Microsoft, and Amazon.com play significant roles in driving regional economic activity. The area benefits from a highly educated workforce, a strong concentration of technology-oriented employment, and deep-water port facilities that support substantial international trade. Tourism is also an important contributor to the regional economy due to the area's natural beauty, temperate climate, and accessibility.

Within the nine-county Puget Sound region, four counties: King, Pierce, Snohomish, and Kitsap, constitute the Company's primary market area. King County, home to the city of Seattle, has the region's largest employment base and widest economic breadth, with major employers, including Microsoft, the University of Washington, Amazon.com, King County Government, Starbucks, and Costco. Pierce County, the region's second most populous county, features a diversified economy that includes military-related federal employment at Joint Base Lewis-McChord, significant healthcare providers such as MultiCare Health System and the Franciscan Health System, major shipping activity through the Port of Tacoma, and aerospace operations tied to Boeing.

Snohomish County's economy is anchored by aerospace manufacturing, including Boeing, as well as healthcare providers such as Providence Regional Medical Center, military presence at Naval Station Everett, and industries spanning biotechnology, electronics, and wood products. Kitsap County's economy is heavily influenced by the presence of the United States Navy, which is the county's largest employer with operations at Naval Base Kitsap, including the Puget Sound Naval Shipyard, Naval Undersea Warfare Center Keyport, Naval Submarine Base Bangor, and Naval Station Bremerton. Major private-sector employers in the county include St. Michael Medical Center/Franciscan Medical Group and Port Madison Enterprises.

As of December 31, 2025, the unemployment rate in Washington was an estimated 4.7%, slightly exceeding the national average of 4.4%, according to data from the U.S. Bureau of Labor Statistics. Within specific counties, King County reported an estimated unemployment rate of 4.9%, marking an increase from 3.0% in the preceding year. Pierce County recorded a 5.5% unemployment rate as of December 31, 2025, compared to 5.4% at December 31, 2024. Snohomish County experienced an increase in its unemployment rate to 5.1% at the close of 2025, up from 3.2% at the end of 2024. Kitsap County noted a 5.0% unemployment rate at December 31, 2025, compared to 4.4% at December 31, 2024.

Beyond the Puget Sound area, the Kennewick-Pasco-Richland metropolitan area of Washington, also known as the Tri-Cities market encompassing Benton and Franklin counties, exhibited a 5.6% unemployment rate in Benton County at year-end 2025, up from 5.2% at year-end 2024. Franklin County saw a decrease in its unemployment rate to 6.4% at December 31, 2025, from 6.7% at December 31, 2024.

For a discussion regarding the competition in the Company's primary market area, see "Competition."

Lending Activities

General. The Company is a diversified lender that specializes in originating various types of loans, including CRE, multi-family, construction, one-to-four-family, and home equity loans, as well as consumer loans such as fixture secured loans, and marine loans, along with commercial business loans. The Company's lending strategies aim to capitalize on new lending opportunities, arising from recent market consolidations, and focus on relationship lending.

The following table sets forth the amount of total loans with fixed or adjustable interest rates maturing subsequent to December 31, 2026. Loan balances do not include undisbursed loan proceeds and the ACL on loans.

(Dollars in thousands)

Real estate loans:	Fixed	Adjustable	Total
Commercial	$ 206,897	$ 118,710	$ 325,607
Construction	21,470	42,666	64,136
Home equity	14,960	65,307	80,267
One-to-four-family	231,947	380,846	612,793
Multi-family	122,569	131,138	253,707
Consumer	593,983	1,400	595,383
Commercial Business	106,621	92,841	199,462
Total	$ 1,298,447	$ 832,908	$ 2,131,355

Loan Maturity. The following table sets forth certain information at December 31, 2025, regarding the dollar amount for the loans maturing in the portfolio based on their contractual terms to maturity but does not include scheduled payments or potential prepayments. Loan balances do not include undisbursed loan proceeds and the ACL on loans.

		Real Estate						
(Dollars in thousands)	Commercial Real Estate	Construction and Development	Home Equity	One-to-Four-Family [2]	Multi-family	Consumer	Commercial Business	Total
Due in one year or less [1]	$ 27,584	$ 332,323	$ 8,004	$ 15,968	$ 8,443	$ 1,603	$ 129,829	$ 523,754
Due after one year through five years	196,380	55,036	544	35,592	92,053	16,577	110,650	506,832
Due after five years through 15 years	128,525	—	1,983	54,244	157,892	497,771	60,327	900,742
Due after 15 years	702	9,100	77,740	522,957	3,762	81,035	28,485	723,781
Total	$ 353,191	$ 396,459	$ 88,271	$ 628,761	$ 262,150	$ 596,986	$ 329,291	$ 2,655,109

_____

(1) Includes demand loans, loans having no stated maturity and overdraft loans.
(2) Excludes loans held for sale.

Lending Authority. The Chief Credit Administration Officer and the Chief Credit Operations Officer have the authority to approve multiple loans to a single borrower up to an aggregate total of $20.0 million. Loans exceeding $20.0 million but not exceeding $35.0 million require additional approval from the management senior loan committee. Any loan approved over $10.0 million is reported to the Asset Quality Committee ("AQC") at each AQC meeting. Loans exceeding $35.0 million require direct AQC approval. The Chief Credit Administration Officer and the Chief Credit Operations Officer may delegate lending authority to designated individuals based on their responsibilities and assigned approval limits.

The Board of Directors has established an internal lending limit of $35.0 million, with lending relationships exceeding this limit requiring Board approval. The Washington State legal lending limit is 20% of the Bank's total capital, or $77.0 million at December 31, 2025. The Company's largest lending relationship at December 31, 2025 totaled $37.2 million, consisting of two multi-family real estate loans secured by the related properties. The second largest lending relationship at December 31, 2025, totaled $36.3 million, consisting of three multi-family real estate loans secured by the associated properties. The third largest lending relationship totaled $35.0 million, consisting of a commercial construction warehouse lending line. At December 31, 2025, all of these borrowers were in compliance with the original repayment terms of their respective loans.

At December 31, 2025, the Company had $55.0 million in approved commercial construction warehouse lending lines to two companies, with $25.8 million outstanding (including the $24.7 million discussed above). Individual commitments ranged from $20.0 million to $35.0 million. In addition, the Company had $15.5 million in approved mortgage warehouse lending lines to three companies, with $2.5 million outstanding. These commitments ranged from $3.0 million to $9.0 million. At December 31, 2025, all of these warehouse lending lines were in compliance with their original repayment terms.

CRE Lending. The Company offers a variety of CRE loans, including owner occupied and non-owner occupied CRE, commercial and speculative construction and development, and multi-family loans. Most of these loans are secured by income-producing properties. At December 31, 2025, CRE loans, including $262.2 million of multi-family loans and $354.1 million of speculative construction and development loans, totaled $969.5 million, or 36.5% of the gross loan portfolio.

A breakdown of CRE loans (excluding multi-family loans and CRE speculative construction and development loans) at the dates indicated was as follows:

(Dollars in thousands)

	December 31,	
CRE by Type:	2025	2024
CRE non-owner occupied:	Amount	Amount
Office	$ 44,429	$ 39,697
Retail	36,387	36,568
Hospitality/restaurant	24,848	27,562
Self-storage	18,924	19,111
Mixed use	18,903	17,721
Industrial	14,263	15,125
Other	7,729	6,631
Senior housing/assisted living	7,329	7,565
Education/worship	2,414	2,520
Land	1,887	2,421
Total CRE non-owner occupied	177,113	174,921
CRE owner occupied:		
Industrial	75,347	67,064
Office	30,311	42,223
Retail	24,248	20,718
Other	10,492	8,612
Education/worship	7,831	4,608
Hospitality/restaurant	7,583	10,396
Automobile related	7,111	7,325
Agriculture	4,607	3,834
Car wash	4,412	—
Mixed use	4,136	5,616
Total CRE owner occupied	176,078	170,396
Total	$ 353,191	$ 345,317

The Company's loans secured by CRE (excluding CRE speculative construction and development loans that are discussed below) are originated with a fixed or variable interest rate for up to a 15-year maturity and a 30-year amortization. Variable rate loans are indexed to the prime rate or the five, seven, or ten-year FHLB rate, with rates equal to the prevailing index rate up to 4% above the prevailing rate. Loan-to-value ratios on the Company's CRE loans typically do not exceed 80% of the appraised value of the property securing the loan. In addition, personal guarantees are typically obtained from a principal of the borrower on substantially all credits.

Loans secured by CRE are generally underwritten based on the net operating income of the property and the financial strength of the borrower. The net operating income, which is the income derived from the operation of the property less all operating expenses, must be sufficient to cover the payments related to the outstanding debt plus an additional coverage requirement. The Company generally requires an assignment of rents or leases to be assured that the cash flow from the project will be sufficient to repay the debt. Appraisals on properties securing commercial real estate loans are performed by independent state certified or licensed fee appraisers. The Company does not generally maintain insurance or tax escrows for loans secured by commercial real estate. To monitor the adequacy of cash flows on income-producing properties, the borrower is generally required to provide financial information on a periodic basis.

6

Loans secured by CRE properties generally involve a greater degree of credit risk than one-to-four-family residential mortgage loans. These loans typically involve large balances to single borrowers or groups of related borrowers. Because payments on loans secured by commercial and multi-family real estate properties are often dependent on the successful operation or management of the properties, repayment of these loans may be subject to adverse conditions in the real estate market or the economy. If the cash flow from the project is reduced, or if leases are not obtained or renewed, the borrower's ability to repay the loan may be impaired. Commercial and multi-family loans also expose a lender to greater credit risk than loans secured by one-to-four-family because the collateral securing these loans typically cannot be sold as easily as one-to-four-family. In addition, most of our commercial and multi-family loans are not fully amortizing and include balloon payments upon maturity. Balloon payments may require the borrower to either sell or refinance the underlying property in order to make the payment, which may increase the risk of default or non-payment. The largest single commercial or multi-family real estate loan at December 31, 2025, was a performing $20.1 million loan secured by a 159-unit apartment building located in Tacoma, Washington.

The Company intends to continue to emphasize CRE lending and has hired experienced commercial loan officers to support the Company's CRE lending objectives. As the CRE loan portfolio expands, the Company intends to add additional experienced personnel in the areas of loan analysis and commercial deposit relationship management.

Construction and Development Lending. The Company's construction and development team is dedicated to residential construction lending, concentrating on vertical, in-city one-to-four-family development within our market area. This team has cumulative experience of over 80 years, demonstrating expertise in acquisition, development and construction ("ADC") lending. Leveraging the strength of this team, the Company aims to capitalize on the robust demand for construction and ADC loans among seasoned, successful and relationship-oriented builders in our market area. This initiative was pursued after many other banks withdrew from this segment because of previous overexposure. The portfolio also includes custom construction loans originated through the Company's Home Lending segment to homeowners, which are typically owner occupied and converted to or refinanced into permanent loans at the completion of construction. At December 31, 2025, these custom construction loans totaled $18.0 million. At December 31, 2025, total outstanding construction and development loans totaled $396.5 million, or 14.9% of the gross loan portfolio, comprised of 361 loans, compared to $330.7 million and 321 loans at December 31, 2024.

A breakdown of total outstanding construction and development loans at the dates indicated were as follows:

	December 31,			
(Dollars in thousands)	2025		2024	
Construction Types:	Amount	Percent	Amount	Percent
Commercial construction – retail	$ 8,452	2.1%	$ 8,079	2.4%
Commercial construction – office	9,236	2.3	4,979	1.5
Commercial construction – self storage	22,437	5.7	13,480	4.1
Commercial construction – hotel	9,404	2.4	—	—
Multi-family	37,403	9.4	30,945	9.4
Custom construction – single family residential and single family manufactured residential	32,451	8.2	42,040	12.7
Custom construction – land, lot and acquisition and development	9,879	2.5	7,862	2.4
Speculative residential construction – vertical	225,197	56.8	180,381	54.5
Speculative residential construction – land, lot and acquisition and development	42,000	10.6	42,934	13.0
Total	$ 396,459	100.0%	$ 330,700	100.0%

The Company's residential speculative construction lending program includes loans used to construct both speculative and pre-sold one-to-four-family residences, the acquisition of in-city lots with and without existing improvements for later development into one-to-four-family residences, the acquisition of land to be developed, and loans for the acquisition and development of land for future development of single-family residences. The Company generally limits these types of loans to known builders and developers in the market area. Construction loans generally provide for the payment of interest-only during the construction phase, which is typically 12 – 18 months. At the end of the construction phase, the construction loan is generally paid off through the sale of the newly constructed home and a permanent loan from another lender, although commitments to convert to a permanent loan may be made by the Company. Construction loans are generally made with a maximum loan amount of the lower of 95% of cost or 75% of appraised value at completion. During the term of construction, the accumulated interest on the loan is typically added to the principal balance of the loan through an interest reserve set at six to 10 months of interest based on a fully disbursed note at the starting interest rate of the loan.

The Company's residential custom construction lending program includes loans used to construct conventional and manufactured single family residences. The loans generally provide for the payment of interest-only during the construction phase, which is typically 12 – 18 months. Construction loans are generally made with a maximum loan amount, with private mortgage insurance, of 95% of appraised value at completion for conforming loans and 90% for jumbo and portfolio loans. Loans are underwritten based on the homeowner's ability to repay. At the completion of construction, the loan is converted to or refinanced into either a fixed-rate mortgage loan that conforms to secondary market standards, or a loan for retention in the Company's portfolio.

Commitments to fund construction loans generally require an appraisal of the property by an independent licensed appraiser. The Company also reviews and has a licensed third-party inspect each property before disbursement of funds during the term of the construction loan. Loan proceeds are disbursed after inspection by a third-party inspector based on the percentage of completion method.

The Company may also make land acquisition and development loans to builders or residential lot developers on a limited basis. These loans involve a higher degree of credit risk, similar to commercial construction loans. At December 31, 2025, included in the $396.5 million of construction and development loans, were four residential land acquisition and development loans for finished lots totaling $4.9 million, with total commitments of $9.4 million. These land loans carry additional risks because the loan amount is based on the projected value of the lots after development. Loans are made for up to 75% of the estimated value with a term of up to two years. These loans are required to be paid on an accelerated basis as the lots are sold, so that the Company is repaid before all the lots are sold.

Construction financing is generally considered to involve a higher degree of credit risk than longer-term financing on improved owner occupied real estate. Construction and development lending involves the inherent difficulty in estimating both a property's value at completion of the project and the estimated cost (including interest) of the project. Changes in demand, such as for new housing and higher than anticipated building costs may cause actual results to vary significantly from those estimated. If the estimate of construction cost proves to be inaccurate, we may be required to advance funds beyond the amount originally committed to permit completion of the project.

This type of lending also typically involves higher loan principal amounts and is often concentrated with a small number of builders. In addition, during the term of most of our construction loans, an interest reserve is created at origination and is added to the principal of the loan through the construction phase. If the estimate of value upon completion proves to be inaccurate, we may be confronted at, or prior to, the maturity of the loan with a project, the value of which is insufficient to ensure full repayment. Because construction loans require active monitoring of the building process, including cost comparisons and on-site inspections, these loans are more difficult and costly to monitor.

Increases in market rates of interest may have a more pronounced effect on construction loans by rapidly increasing the end-purchasers' borrowing costs, thereby reducing the overall demand for the project. Properties under construction are often difficult to sell and typically must be completed in order to be successfully sold which also complicates the process of working out problem construction loans. This may require us to advance additional funds and/or contract with another builder to complete construction. Furthermore, speculative construction loans to a builder are often associated with homes that are not pre-sold and thus pose a greater potential risk than construction loans to individuals on their personal residences as there is the added risk associated with identifying an end-purchaser for the finished project. Loans on land under development or held for future construction pose additional risk because of the lack of income being produced by the property and the potential illiquid nature of the collateral. These risks can be significantly impacted by supply and demand. As a result, this type of lending often involves the disbursement of substantial funds with repayment dependent on the success of the ultimate project and the ability of the borrower to sell or lease the property, rather than the ability of the borrower or guarantor themselves to repay principal and interest.

The Company seeks to address the forgoing risks associated with construction development lending by developing and adhering to underwriting policies, disbursement procedures, and monitoring practices. Specifically, the Company (i) seeks to diversify the number of loans and projects in the market area, (ii) evaluate and document the creditworthiness of the borrower and the viability of the proposed project, (iii) limit loan-to-value ratios to specified levels, (iv) control disbursements on construction loans on the basis of on-site inspections by a licensed third-party, (v) monitor economic conditions and the housing inventory in each market, and (vi) typically obtains personal guarantees from a principal of the borrower on substantially all credits. No assurances, however, can be given that these practices will be successful in mitigating the risks of construction development lending.

Home Equity Lending. The Company has been active in second lien mortgage and home equity lending, with the focus of this lending being conducted in the Company's primary market area. The home equity lines of credit generally have adjustable rates tied to the prime rate of interest with a draw term of 10 years plus and a term to maturity of 20 years. Monthly payments are based on 1.0% of the outstanding balance with a maximum combined loan-to-value ratio of up to 89.99%, including any underlying first mortgage. Fixed second lien mortgage home equity loans are typically amortizing loans with terms of up to 30 years. Total outstanding second lien mortgage and home equity loans totaled $88.3 million, or 3.3% of the gross loan portfolio, at December 31, 2025, $65.5 million of which were adjustable-rate home equity lines of credit. Unfunded commitments on home equity lines of credit at December 31, 2025, were $99.5 million.

Residential. The Company originates loans secured by first mortgages on one-to-four-family residences primarily in its market area. The Company originates one-to-four-family residential mortgage loans through referrals from real estate agents, financial planners, builders, and from existing customers. Retail banking customers are also important referral sources of the Company's loan originations. The Company originated $739.5 million of one-to-four-family mortgages (including $22.9 million of loans brokered to other institutions) and sold $555.2 million to investors in 2025. Of the loans sold to investors, $209.1 million were sold to the Federal National Mortgage Association ("FNMA"), the Government National Mortgage Association ("GNMA"), the FHLB, and the Federal Home Loan Mortgage Corporation ("FHLMC") with servicing rights retained to further build the relationship with the customer. At December 31, 2025, one-to-four-family residential mortgage loans totaled $628.8 million, or 23.7%, of the gross loan portfolio, excluding loans held for sale of $43.7 million. In addition, the Company originates residential loans through its commercial lending channel, secured by single family rental homes in Washington, with an outstanding balance of $101.3 million at December 31, 2025.

The Company generally underwrites the one-to-four-family loans based on the applicant's ability to repay. This includes employment and credit history and the appraised value of the subject property. The Company will lend up to 100% of the lesser of the appraised value or purchase price for one-to-four-family first mortgage loans. For first mortgage loans with a loan-to-value ratio in excess of 80%, the Company generally requires either private mortgage insurance or government sponsored insurance in order to mitigate the higher risk level associated with higher loan-to-value loans. Fixed-rate loans secured by one-to-four-family residences have contractual maturities of up to 30 years and are generally fully amortizing, with payments due monthly. Adjustable-rate mortgage loans generally pose different credit risks than fixed-rate loans, primarily because as interest rates rise the borrower's payments rise, increasing the potential for default. Properties securing the one-to-four-family loans are appraised by independent fee appraisers who are selected in accordance with industry and regulatory standards. The Company requires borrowers to obtain title and hazard insurance, and flood insurance, if necessary. Loans are generally underwritten to the secondary market guidelines with overlays as determined by the internal underwriting department.

Consumer Lending. Consumer lending represents a significant and important historical activity for the Company, primarily reflecting the indirect lending through home improvement contractors and dealers. At December 31, 2025, consumer loans totaled $597.0 million, or 22.5% of the gross loan portfolio.

The Company's indirect home improvement loans, also referred to as fixture secured loans, represent the largest portion of the consumer loan portfolio and have traditionally been the mainstay of the Company's consumer lending strategy. These loans totaled $525.8 million, or 19.8% of gross loans, and 88.1% of total consumer loans, at December 31, 2025. Indirect home improvement loans are originated through a network of 33 active home improvement contractors and dealers located in Washington, Oregon, California, Idaho, Colorado, Arizona, Minnesota, Nevada, Texas, Utah, Massachusetts, Montana, and New Hampshire. Five dealers were responsible for 74.5% of the loan originations for the year ended December 31, 2025. These fixture secured loans consist of loans for a wide variety of products, such as replacement windows, siding, roofs, HVAC systems, spas, and other home fixture installations, including solar related home improvement projects.

In connection with fixture secured loans, the Company receives loan applications from the dealers, and originates the loans based on pre-defined lending criteria. These loans are processed through the loan origination software, with approximately 50% of the loan applications receiving an automated decision based on the information provided. All loan applications are evaluated by the Company's credit analysts who use the automated data to expedite the loan approval process. The Company follows the internal underwriting guidelines in evaluating loans obtained through the indirect dealer program, including using a Fair Isaac Corporation ("FICO") credit score to approve loans. A FICO score is a principal measure of credit quality and is one of the significant criteria we rely upon in our underwriting in addition to the borrower's debt to income.

The Company's fixture secured loans generally range in amounts from $2,500 to $100,000 and generally carry terms of seven to 20 years with fixed rates of amortizing payments and interest. In some instances, the participating dealer may pay a fee to buy down the borrower's interest rate to a rate below the Company's standard rate. Fixture secured loans are secured by the personal property installed in, on or at the borrower's real property, and may be perfected with a financing statement under the Uniform Commercial Code ("UCC") filed in the county of the borrower's residence. The Company generally files a UCC financing statement to perfect the security interest in the personal property in situations where the borrower's credit score is below 720 or the home improvement loan is for an amount in excess of $25,000. Perfection gives the Company a claim to the collateral that is superior to someone that obtains a lien through the judicial process subsequent to the perfection of a security interest. The failure to perfect a security interest does not render the security interest unenforceable against the borrower. However, failure to perfect a security interest risks avoidance of the security interest in bankruptcy or subordination to the claims of third parties.

The Company also offers consumer marine loans secured by boats. At December 31, 2025, the marine loan portfolio totaled $68.1 million, or 2.6% of total loans. Marine loans are originated with borrowers on both a direct and indirect basis and generally carry terms of up to 20 years with fixed rates of interest. The Company generally requires a 10% down payment, and the loan amount may be up to the lesser of 120% of factory invoice or 90% of the purchase price.

The Company originates other consumer loans which totaled $3.0 million at December 31, 2025. These loans primarily include personal lines of credit, credit cards, automobiles, direct home improvement, loans on deposit, and recreational loans.

In evaluating any consumer loan application, a borrower's FICO score is utilized as an important indicator of credit risk. A FICO score reflects the creditworthiness of a borrower based on the borrower's credit history, as reported by an independent credit bureau, with higher FICO scores generally indicating a stronger degree of creditworthiness. In recent years, the Company has emphasized originating consumer loans to borrowers with higher credit scores. For the year ended December 31, 2025, 84.9% of the consumer loan portfolio was originated with borrowers who had a FICO score above 720 at the time of origination, and 14.2% was originated with borrowers who had FICO scores between 660 and 720. Generally, a FICO score of 660 or higher indicates an acceptable credit reputation. A consumer FICO score below 660 at origination is considered "subprime" by federal banking regulators, and such loans represented only 1.0% of consumer loan originations for the year ended December 31, 2025. Consideration of loans to borrowers with FICO scores below 660 requires additional management review and approval.

Consumer loans generally have shorter average lives with faster prepayment, which reduces the Company's exposure to changes in interest rates. In addition, management believes that offering consumer loan products helps to expand and create stronger ties to existing customer base by increasing the number of customer relationships and providing cross-marketing opportunities.

Consumer and other loans generally entail greater risk than do one-to-four-family residential mortgage loans, particularly in the case of consumer loans that are secured by rapidly depreciable assets, such as boats, automobiles and other recreational vehicles. In these cases, any repossessed collateral for a defaulted loan may not provide an adequate source of repayment of the outstanding loan balance. As a result, consumer loan collections are dependent on the borrower's continuing financial stability and, thus, are more likely to be adversely affected by job loss, divorce, illness, or personal bankruptcy. In the case of fixture secured loans, it is very difficult to repossess the personal property securing these loans as they are typically attached to the borrower's personal residence. Accordingly, if a borrower defaults on a fixture secured loan the only practical recourse is to wait until the borrower wants to sell or refinance the home, at which time if there is a perfected security interest the Company generally will be able to collect a portion of the loan previously charged off.

10

Commercial Business Lending. The Company originates commercial business loans and lines of credit to local small- and mid-sized businesses within its market areas that are secured by accounts receivable, inventory, or personal/business property, plant and equipment. Commercial business loans may be fixed-rate but are usually adjustable-rate loans indexed to the prime rate, plus a margin. Some of these commercial business loans, such as those made pursuant to the warehouse lending program, are structured as lines of credit with terms of 12 months and interest-only payments required during the term, while other loans may reprice on an annual basis and amortize over a two-to-five-year period. Loan fees are generally charged at origination depending on the credit quality and account relationships of the borrower. Advance rates on these types of lines are generally limited to 80% of accounts receivable and 50% of inventory. The Company also encourages each borrower to establish a deposit relationship as part of the loan approval process. At December 31, 2025, the commercial business loan portfolio totaled $329.3 million, or 12.4%, of the gross loan portfolio including warehouse lending loans.

The Company also has commercial construction warehouse lending lines secured by notes related to construction loans and typically guaranteed by principals with experience in construction lending. Our mortgage warehouse lending program includes construction re-lending warehouse lines. These lines are secured by notes provided to construction lenders and are typically guaranteed by a principal of the borrower with experience in construction lending. Terms for the underlying notes can be up to 18 months and the Company will lend a percentage (typically 70 - 80%) of the underlying note which may have a loan-to-value ratio up to 75%. Combined, the loan-to-value ratio on the underlying note can be up to 60% with additional credit support provided by the guarantor. At December 31, 2025, the Company had $55.0 million in approved commercial construction warehouse lending lines to two companies, with individual commitments ranging from $20.0 million to $35.0 million. At December 31, 2025, there was $25.6 million outstanding, compared to $47.5 million in approved commercial construction warehouse lending lines to three companies, with $10.7 million outstanding at December 31, 2024.

The Company utilizes a mortgage warehouse lending program through which the Company funds third-party residential mortgage bankers. Under this program the Company provides short-term funding to the mortgage banking companies for the purpose of originating one-to-four-family loans for sale into the secondary market. The Company's mortgage warehouse lending lines are secured by the underlying notes associated with one-to-four-family loans made to borrowers by the mortgage banking company and generally require guarantees from the principal shareholder(s) of the mortgage banking company. These loans are repaid when the note is sold by the mortgage bank into the secondary market, with the proceeds from the sale used to pay down the outstanding loan before being dispersed to the mortgage bank. As of December 31, 2025, the Company had approved mortgage warehouse lending lines totaling $15.5 million to three companies with commitments ranging from $3.0 million to $9.0 million. At that date, there was $2.5 million outstanding under the mortgage warehouse lending lines. In comparison, at December 31, 2024, the Company had approved mortgage warehouse lending lines totaling $19.5 million to four companies, with $2.2 million outstanding. During the year ended December 31, 2025, the Company processed approximately 153 loans and funded approximately $77.5 million in total under its mortgage warehouse lending program.

At December 31, 2025, most of the commercial business loans were secured. The Company's commercial business lending policy includes credit file documentation and analysis of the borrower's background, capacity to repay the loan, the adequacy of the borrower's capital and collateral, as well as an evaluation of other conditions affecting the borrower. Analysis of the borrower's past, present, and future cash flows is also an important aspect of credit analysis. The Company typically requires personal guarantees on these commercial business loans, acknowledging that they are generally associated with higher credit risk compared to residential mortgage loans. The largest commercial business lending relationships at December 31, 2025, consisted of a construction warehouse line of credit with a commitment of $35.0 million and a $24.7 million outstanding balance. This loan is secured by underlying notes associated with construction loans made to borrowers. The next largest commercial business lending relationship totaled $25.0 million to a transportation company, of which $21.5 million was outstanding at December 31, 2025. This relationship consisted of two lines of credit and four business term loans, all secured by assets of the borrower. The final noteworthy relationship is another construction warehouse line of credit with a commitment of $20.0 million and a $1.0 million outstanding balance as of December 31, 2025. This loan is secured by underlying notes associated with construction loans made to borrowers.

Unlike residential mortgage loans, commercial business loans, particularly unsecured loans, are made on the basis of the borrower's ability to make repayment from the cash flow of the borrower's business and, therefore, are of higher risk. The Company makes commercial business loans secured by business assets, such as accounts receivable, inventory, equipment, real estate and cash as collateral with loan-to-value ratios in most cases up to 80%, based on the type of collateral. This collateral depreciates over time, may be difficult to appraise and may fluctuate in value based on the specific type of business and equipment used. As a result, the availability of funds for the repayment of commercial business loans may be substantially dependent on the success of the business itself (which, in turn, is often dependent in part upon general economic conditions).

Loan Originations, Servicing, Purchases and Sales

The Company originates both fixed-rate and adjustable-rate loans. The ability to originate loans, however, is dependent upon customer demand for loans in the market areas. From time to time to supplement our loan originations and based on our asset/liability objectives we will also purchase bulk loans or pools of loans from other financial institutions.

In recent years, the Company has continued to originate consumer loans, while placing an increased emphasis on commercial real estate loans, including construction and development lending, as well as commercial business loans. Demand for these loan products is affected by competition and the interest rate environment. In periods of economic uncertainty, the ability of financial institutions, including the Bank, to originate large dollar volumes of commercial business and real estate loans may be substantially reduced or restricted, resulting in reduced interest income. In addition to interest earned on loans and loan origination fees, the Company receives fees for loan commitments, late payments, and other miscellaneous services. These fees vary from time to time, generally depending on the supply of funds and other competitive conditions in the market.

The Company sells long-term, conforming fixed-rate residential real estate loans in the secondary market to mitigate credit and interest rate risk. Gains and losses from the sale of these loans are recognized based on the difference between the sales proceeds and carrying value of the loans at the time of the sale. A majority of residential real estate loans sold by the Company are sold with servicing retained at a specified servicing fee. Certain residential real estate loans, originating as Federal Housing Administration ("FHA"), U.S. Department of Veterans Affairs ("VA"), or United States Department of Agriculture ("USDA") Rural Housing loans are sold by the Company as servicing released loans to other companies.

For the year ended December 31, 2025, the Company earned gross mortgage servicing fees of $4.4 million. As of December 31, 2025, the Company was servicing $1.67 billion of one-to-four-family loans for FNMA, FHLMC, GNMA, the FHLB, and another financial institution. These mortgage servicing rights ("MSRs") represented an $8.6 million asset on the Company's books, amortized proportionally over the period of the net servicing income. Periodic evaluations for impairment of these MSRs are conducted based on fair value, considering the rates and potential prepayments of the sold loans being serviced. The fair value of our MSRs at December 31, 2025 was $21.8 million based on third-party valuation reports. For additional information, see "Note 4 – Mortgage Servicing Rights" and "Note 14 – Fair Value Measurements" of the Notes to Consolidated Financial Statements included in "Item 8. Financial Statements and Supplementary Data" of this Form 10–K.

The following table presents the notional balance activity during the year ended December 31, 2025, related to loans serviced for others:

(Dollars in thousands)		
Beginning balance at January 1, 2025		
One-to-four-family	$	1,632,141
Consumer		12
Subtotal		1,632,153
Additions		
One-to-four-family		209,103
Sales		
One-to-four-family		—
Repayments		
One-to-four-family		(167,743)
Consumer		(9)
Subtotal		(167,752)
Ending balance at December 31, 2025		
One-to-four-family		1,673,501
Consumer		3
Total	$	1,673,504

Sales of whole and participations in real estate loans can be beneficial to the Company since these sales systematically generate income at the time of sale, produce future servicing income on loans where servicing is retained, provide funds for additional lending and other investments, and increase liquidity.

From time to time, the Company also sells whole consumer loans, specifically long-term consumer loans, which can be beneficial to us since these sales generate income at the time of sale, can potentially create future servicing income where servicing is retained, and provide a mitigation of interest rate risk associated with holding longer maturity consumer loans.

Asset Quality

The Company has established procedures to assist in maintaining the overall quality of the loan portfolio. In addition, the Company has adopted underwriting guidelines to be followed by its lending officers and require senior management review of proposed extensions of credit exceeding certain thresholds. When delinquencies exist, they are monitored for any negative or adverse trends. Loan review procedures include approval of lending policies and underwriting guidelines by the Board of Directors of the Bank, independent loan review, approval of large credit relationships by the Bank's Senior Loan Committee and loan quality documentation procedures. Like other financial institutions, the Company is subject to the risk that its loan portfolio may experience increasing pressures from deteriorating borrower credit due to general economic conditions.

To manage the credit risks associated with the loan portfolio, management may, depending on current or anticipated economic conditions and related exposures, apply enhanced risk management measures that include analysis of a specific borrower's financial condition, including cash flow, collateral values, and guarantees, among other credit factors. In response to prevailing market dynamics, including economic uncertainties and volatility in market interest rates, the Company has enhanced its stress testing to mitigate interest rate reset risk with a specific emphasis on borrowers' abilities to absorb the impact of higher loan interest rates.

When a borrower fails to make a required payment on a residential real estate loan, the Company attempts to cure the delinquency by contacting the borrower. A late notice typically is sent 16 days after the due date, and the borrower is contacted by phone within 16 to 25 days after the due date. When the loan is 30 days past due, an action plan is formulated for the credit under the direction of the service and operations manager. Generally, a delinquency letter is mailed to the borrower. All delinquent accounts are reviewed by a loss mitigation representative who attempts to cure the delinquency by contacting the borrower once the loan is 30 days past due. If the account becomes 60 days delinquent and an acceptable repayment plan has not been agreed upon, a loss mitigation representative will generally refer the account to legal counsel with instructions to prepare a notice of intent to foreclose. The notice of intent to foreclose allows the borrower up to 30 days to bring the account current. Between 90 - 120 days past due, a value is obtained for the loan collateral. At that time, a mortgage analysis is completed to determine the loan-to-value ratio and any collateral deficiency. If foreclosed, the Company customarily takes title to the property and sells it directly through a real estate broker.

Delinquent consumer loans are handled in a similar manner. Appropriate action is taken in the form of phone calls and notices to collect any loan payment delinquent for more than 16 days. Once the loan is 90 days past due, it is classified as nonaccrual. Generally, credits are charged off if past due 120 days, unless the collections department provides support for a customer repayment plan. Bank procedures for repossession and sale of consumer collateral are subject to various requirements under applicable consumer protection laws, as well as other applicable laws, and our determination of whether repossession is economically appropriate.

Delinquent commercial business loans and loans secured by commercial real estate are handled by the loan officer in charge of the loan or an individual in the Company's credit administration department, who is responsible for contacting the borrower. They work with outside counsel and, in the case of real estate loans, a third-party consultant to resolve problem loans. In addition, management meets as needed and reviews past due and classified loans, as well as other loans that management believes may present possible collection problems, which are reported to the AQC and the board on a monthly basis. If an acceptable workout of a delinquent commercial loan cannot be agreed upon, the Company typically will initiate foreclosure or repossession proceedings on any collateral securing the loan.

Other Real Estate Owned. Real estate acquired by the Company as a result of foreclosure or by deed-in-lieu of foreclosure is classified as real estate owned until it is sold. The Company also classifies any former retail branches that no longer provide banking services as other real estate owned. When the property is acquired, it is recorded at the lower of its cost, which is the unpaid principal balance of the related loan plus foreclosure costs, or the fair market value of the property less selling costs. The Company had no other real estate owned properties as of December 31, 2025.

Modifications to Borrowers Experiencing Financial Difficulty. Loans may be modified as the result of borrowers experiencing financial difficulty needing relief from the contractual terms of their loan. Most loan modifications to borrowers experiencing financial difficulty are accruing and performing loans where the borrower has approached the Bank about modification due to temporary financial difficulties. Each request for modification is individually evaluated for merit and likelihood of success. Often a term extension is needed in the short term in order to evaluate the need for further corrective action. Payment delays and interest-only payments may also be approved during the modification period.

Classified Assets. Federal regulations provide for the classification of lower quality loans and other assets (such as other real estate owned and repossessed property), debt and equity securities, as substandard, doubtful or loss. An asset is considered substandard if it is inadequately protected by the current net worth and pay capacity of the borrower or of any collateral pledged. Substandard assets include those characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected. Assets classified as doubtful have all the weaknesses inherent in those classified substandard with the added characteristic that the weaknesses present make collection or liquidation in full highly questionable and improbable, on the basis of currently existing facts, conditions, and values. Assets classified as loss are those considered uncollectible and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted.

When the Company classifies problem assets as either substandard or doubtful, a specific allowance may be established in an amount deemed prudent to address specific impairments. General allowances represent loss allowances which have been established to recognize the inherent risk associated with lending activities, but which, unlike specific allowances, have not been allocated to particular problem assets. When an insured institution classifies problem assets as a loss, it is required to charge off those assets in the period in which they are deemed uncollectible. The Company's determination as to the classification of assets and the amount of valuation allowances is subject to review by the FDIC and the DFI, which can order the establishment of additional loss allowances. Assets which do not currently expose the Company to sufficient risk to warrant classification in one of the aforementioned categories but possess weaknesses are required to be designated as special mention.

In accordance with the Company's asset classification policy and FDIC regulations, the Company regularly reviews problem assets in the portfolio to determine whether classification is required. At December 31, 2025, the Company had classified $27.3 million of assets as substandard, representing 8.9% of equity and 0.9% of total assets. An additional $10.5 million of assets were classified as special mention at December 31, 2025, not included in the substandard asset total above.

Allowance for Credit Losses on Loans

The Company's method for assessing the appropriateness of the ACL includes specific allowances for individually analyzed loans, formula allowance factors for pools of loans, and qualitative considerations which include, among other things, current and forecast economic and environmental factors (e.g., interest rates, growth, economic conditions).

Management estimates the ACL balance using relevant information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. The ACL is measured on a collective (pool) basis when similar risk characteristics exist. Historical credit loss experience provides the basis for the estimation of expected credit losses, which captures loan balances as of a point in time to form a cohort, then tracks the respective losses generated by that cohort of loans over the remaining life. In situations where the Company's actual loss history was not statistically relevant, the loss history of peers was utilized to create a minimum loss rate.

In its ACL forecasting framework, the Company incorporates forward-looking information using macroeconomic scenarios applied over the forecasted life of the assets. These macroeconomic scenarios incorporate variables that have historically been key drivers of increases and decreases in credit losses.

The likelihood of the Company incurring a loss is higher for loans that have been risk-rated as less than satisfactory compared to those graded as satisfactory. Therefore, accurately assessing the risk grading of loans in the portfolio is crucial in determining the calculation and adequacy of the ACL. Drawing on historical loss data, the Company employs reserve rates specific to each unique pool, considering loss and risk grade migration. Consequently, a greater loss estimation factor is applied to less than satisfactory loans within any given pool, as opposed to those last graded as satisfactory. The resulting allowance for each pool is the aggregate of the calculated reserves derived through this methodology.

Certain loans are excluded from collectively evaluated pools and are individually assessed based on management's criteria for specific evaluation. The segregation of these loans is determined through an analysis of identified credits meeting specific criteria. Initially, these loans undergo an individual review to ascertain whether they possess a unique risk profile warranting individual evaluation. Loans where management deem it probable that the borrower will be unable to fulfill all obligations under the original contractual terms are removed from collectively evaluated pools. Subsequently, these loans undergo a specific review and evaluation by management for potential losses, considering sources of repayment, including collateral where applicable. A specified ACL is established as necessary. Any loan placed on nonaccrual, by definition, must undergo individual evaluation; however, not all individually evaluated loans need to be placed on nonaccrual.

Due to the dynamic nature of current economic conditions and the inherent difficulty in predicting future events, management recognizes that the determination of the appropriateness of the ACL could undergo significant changes. Estimating the anticipated amount of credit losses on loans is challenging, given the potential variability in economic conditions and forecasts. The complexity arises from the multitude of factors and inputs considered in estimating the allowance, making it difficult to gauge the impact of changes in any one economic factor. Furthermore, these changes may not occur at the same rate and may not be consistent across all product types. Additionally, changes in factors and inputs may move independently, meaning that improvements in one area may offset deteriorations in others. Despite these challenges, management believes that the ACL was adequate as of December 31, 2025, given the comprehensive consideration of various factors and inputs. However, management remains aware of the potential for changes in economic conditions and the impact they may have on the ACL in the future.

The ACL on loans is adjusted each period based on a variety of quantitative and qualitative factors. It increases through the provision for credit losses, which is recognized as a current period expense, and decreases through net charge-offs and reversals of previously recorded credit losses. For the year ended December 31, 2025, the provision for credit losses on loans was $9.0 million, compared to $5.6 million for the year ended December 31, 2024.

The increase in the 2025 provision was driven primarily by higher net charge-offs in the commercial real estate and consumer loan portfolios, particularly within indirect home improvement loans. In addition, the ACL on loans increased due to organic loan growth, changes in credit quality, including shifts in classified, past due, and nonperforming loans, and updates to qualitative factors. These increases were partially offset by a $2.3 million charge-off on a single commercial construction loan due to a collateral deficiency. The most significant qualitative adjustment during 2025 related to elevated reserves for commercial construction and consumer lending, reflecting higher levels of past due loans, nonperforming loans, and net charge-offs relative to the prior period. As of December 31, 2025, the ACL on loans was $31.9 million, or 1.20% of gross loans receivable, compared to $31.9 million, or 1.26% of gross loans receivable at December 31, 2024. The decline in the ACL-to-loans ratio primarily reflects the impact of the $2.3 million charge-off on the commercial construction loan; excluding this discrete charge-off, reserve coverage relative to loans increased year over year due to both portfolio and emerging credit trends.

Management continually reviews the adequacy of the ACL on loans and will adjust the provision for credit losses on loans as needed. This ongoing assessment takes into consideration factors such as loan growth, prevailing economic conditions, charge-offs and portfolio composition. It is crucial for management to stay vigilant, as a decline in both national and local economic conditions could result in a material increase in the ACL on loans, which has the potential to adversely affect the Company's financial condition and results of operations.

The following table shows certain credit ratios at or for the periods indicated and each component of the ratio's calculations:

(Dollars in thousands)	At or for the Year Ended December 31,		
	2025	2024	2023
ACL on loans as a percentage of total loans outstanding at year end	1.20%	1.26%	1.30%
ACL on loans	$ 31,937	$ 31,870	$ 31,534
Total loans outstanding	$2,655,109	$2,533,821	$2,433,015
Nonaccrual loans as a percentage of total loans outstanding at year end	0.71%	0.54%	0.45%
Total nonaccrual loans	$ 18,745	$ 13,601	$ 10,952
Total loans outstanding	$2,655,109	$2,533,821	$2,433,015
ACL on loans as a percentage of nonaccrual loans at year end	170.59%	234.55%	287.93%
ACL on loans	$ 31,937	$ 31,870	$ 31,534
Total nonaccrual loans	$ 18,745	$ 13,601	$ 10,952
Net charge-offs during year to average loans outstanding:			
Commercial real estate:	—%	—%	—%
Net charge-offs	$ —	$ —	$ —
Average loans outstanding	$ 348,509	$ 357,202	$ 352,562
Commercial and speculative construction and development:	0.78%	—%	—%
Net charge-offs	$ 2,300	$ —	$ —
Average loans outstanding	$ 296,061	$ 245,735	$ 271,379
Residential custom construction	—%	—%	—%
Net charge-offs	$ —	$ —	$ —
Average loans outstanding	$ 69,419	$ 52,962	$ 47,943
Home Equity:	—%	—%	0.02%
Net charge-offs	$ —	$ —	$ 10
Average loans outstanding	$ 82,084	$ 73,121	$ 62,317
One-to-four-family:	—%	—%	—%
Net charge-offs	$ —	$ —	$ —
Average loans outstanding	$ 632,604	$ 587,872	$ 520,732
Multi-family:	—%	—%	—%
Net charge-offs	$ —	$ —	$ —
Average loans outstanding	$ 256,534	$ 233,874	$ 231,734
Indirect Home Improvement:	1.10%	0.67%	0.36%
Net charge-offs	$ 5,937	$ 3,809	$ 2,001
Average loans outstanding	$ 537,886	$ 567,666	$ 554,423
Marine:	0.20%	0.59%	0.17%
Net charge-offs	$ 142	$ 434	$ 121
Average loans outstanding	$ 70,096	$ 73,038	$ 70,152
Other Consumer:	4.10%	4.60%	2.73%
Net charge-offs	$ 155	$ 150	$ 95
Average loans outstanding	$ 2,966	$ 3,260	$ 3,486
Commercial and Industrial:	0.12%	0.34%	—%
Net charge-offs	$ 354	$ 906	$ 1
Average loans outstanding	$ 287,642	$ 269,902	$ 225,789
Warehouse Lending:	—%	—%	—%
Net charge-offs	$ —	$ —	$ —
Average loans outstanding	$ 17,319	$ 15,021	$ 25,493
Total loans:	0.34%	0.21%	0.09%
Total net charge-offs	$ 8,888	$ 5,299	$ 2,228
Total average loans outstanding	$2,601,120	$2,479,653	$2,366,010

The following table shows the allocation of the ACL on loans for each loan category and the percent of ACL to each loan category at the period indicated:

(Dollars in thousands)	December 31, 2025		December 31, 2024	
	Allocation of the ACL on Loans Amount	Percent of ACL to Loans Amount	Allocation of the ACL on Loans Amount	Percent of ACL to Loans Amount
COMMERCIAL REAL ESTATE LOANS				
CRE owner occupied	$ 1,067	0.61%	$ 1,138	0.67%
CRE non-owner occupied	1,151	0.65	1,050	0.60
Commercial and speculative construction and development	2,714	0.77	3,578	1.27
Multi-family	1,027	0.39	1,235	0.50
Total real estate loans	5,959	0.61	7,001	0.80
RESIDENTIAL REAL ESTATE LOANS				
One-to-four-family (excludes HFS)	5,307	0.84	5,319	0.86
Home equity	1,422	1.61	1,488	1.98
Residential custom construction	673	1.59	633	1.27
Total real estate loans	7,402	0.97	7,440	1.00
CONSUMER LOANS				
Indirect home improvement	14,429	2.74	12,980	2.40
Marine	1,139	1.67	1,145	1.53
Other consumer	366	12.08	60	1.82
Total consumer loans	15,934	2.67	14,185	2.29
COMMERCIAL BUSINESS LOANS				
Commercial and industrial	2,558	0.85	3,179	1.11
Warehouse lending	84	0.30	65	0.50
Total commercial business loans	2,642	0.80	3,244	1.08
Total	$ 31,937	1.20%	$ 31,870	1.26%

While management believes that the estimates and assumptions used in their determination of the adequacy of the ACL on loans are reasonable, it is important to acknowledge the inherent uncertainties. There is no guarantee that these estimates and assumptions will not be proven incorrect in the future. Additionally, there is the possibility that the actual amount of future provisions may exceed past provisions, and any potential increased provisions could adversely impact the Company's financial condition and results of operations. Furthermore, the determination of the amount of the Company's ACL on loans is subject to review by bank regulators as part of the routine examination process. The regulators may adjust the ACL based on their judgment and the information available to them at the time of their examination. This regulatory scrutiny adds an additional layer of evaluation and potential adjustment to the Company's credit loss provisions. For additional information on the ACL on loans, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Comparison of Results of Operations for the Years Ended December 31, 2025 and 2024 – Provision for Credit Losses", "Notes 1 – Basis of Presentation and Summary of Significant Accounting Policies" and "Note 3 – Loans Receivable and Allowance for Credit Losses on Loans" of the Notes to Consolidated Financial Statements included in "Item 8. Financial Statements and Supplementary Data" of this Form 10–K.

Investment Activities

General. Under Washington law, savings banks are permitted to invest in various types of liquid assets, including U.S. Treasury obligations, securities of various federal agencies, certain certificates of deposit of insured banks and savings institutions, banker's acceptances, repurchase agreements, federal funds ("Fed Funds"), commercial paper, investment grade corporate debt securities, and obligations of states and their political subdivisions.

The Chief Financial Officer has the responsibility for the management of the Company's investment portfolio, subject to consultation with the Chief Executive Officer/President, and the direction and guidance of the Board of Directors. Various factors are considered when making investment decisions, including the marketability, maturity and tax consequences of the proposed investment. The maturity structure of investments will be affected by various market conditions, including the current and anticipated slope of the yield curve, the level of interest rates, the trend of new deposit inflows, and the anticipated demand for funds via deposit withdrawals and loan originations and purchases.

The general objectives of the Company's investment portfolio will be to provide liquidity when loan demand is high, to assist in maintaining earnings when loan demand is low and to maximize earnings while satisfactorily managing risk, including credit risk, reinvestment risk, liquidity risk, and interest rate risk. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Asset and Liability Management and Market Risk" of this Form 10–K.

The composition and contractual maturities of the investment portfolio at December 31, 2025, excluding FHLB stock, are indicated in the following table. Weighted-average yield for each maturity range includes coupon interest, discount accretion and premium amortization and has been calculated using the amortized cost of each security in that range. The yields on tax exempt municipal bonds have not been computed on a tax equivalent basis.

(Dollars in thousands)	December 31, 2025										
	1 year or less		Over 1 year to 5 years		Over 5 to 10 years		Over 10 years		Total Securities		
Securities available-for-sale	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Fair Value
U.S. agency securities	$ —	—%	$ 4,976	1.60%	$ 15,288	2.27%	$ —	—%	$ 20,264	2.11%	$ 18,127
Corporate securities	6,000	4.76	8,000	4.50	2,000	2.05	—	—	16,000	4.29	15,386
Municipal bonds	—	—	2,135	4.03	7,080	2.71	71,941	2.90	81,156	2.91	71,405
Mortgage-backed securities:	—	—	13,896	2.88	49,548	2.81	118,405	4.76	181,849	4.09	173,567
Asset backed securities	130	2.51	743	2.71	2,598	2.84	7,357	3.58	10,828	3.33	10,182
Total securities available-for-sale	6,130	4.71	29,750	3.18	76,514	2.67	197,703	4.04	310,097	3.63	288,667
Securities held-to-maturity											
Corporate securities	—	—	3,000	8.58	26,143	7.82	2,250	7.11	31,393	7.84	32,075
Municipal bonds	—	—	—	—	—	—	2,108	5.30	2,108	5.30	2,321
Total securities held-to-maturity	—	—	3,000	8.58	26,143	7.82	4,358	6.23	33,501	7.68	323,063
Total securities	$ 6,130	4.71%	$ 32,750	3.67%	$ 102,657	3.98%	$ 202,061	4.09%	$ 343,598	4.03%	$323,063

As a member of the FHLB of Des Moines, the Company had $8.0 million in stock at December 31, 2025. For the year ended December 31, 2025, the Company received $888,000 in dividends.

Deposit Activities and Other Sources of Funds

General. Deposits, borrowings, and loan repayments are the major sources of funds for lending and other investment purposes. Scheduled loan repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are influenced significantly by general interest rates and market conditions. Borrowings from the FHLB of Des Moines are used to supplement the availability of funds from other sources and also as a source of term funds to assist in the management of interest rate risk.

The Company's deposit composition reflects a mixture with certificates of deposit (including brokered) accounting for 42.3% of the total deposits at December 31, 2025, and interest and noninterest-bearing checking, savings and money market accounts comprising the balance of total deposits. The Company relies on marketing activities, convenience, customer service and the availability of a broad range of deposit products and services to attract and retain customer deposits. The Company had $362.6 million of brokered deposits, or 13.6% of total deposits, at December 31, 2025. As a wholesale funding alternative, brokered deposits have competitive rates that are comparable to FHLB borrowings and local certificates of deposit.

Deposits. Deposits are attracted from within the market area through the offering of a broad selection of deposit instruments, including checking accounts, money market deposit accounts, savings accounts, and certificates of deposit with a variety of rates. Deposit account terms vary according to the minimum balance required, the time periods the funds must remain on deposit, and the interest rate, among other factors. In determining the terms of the Company's deposit accounts, the Company considers the development of long-term profitable customer relationships, current market interest rates, current maturity structure and deposit mix, customer preferences, and the profitability of acquiring customer deposits compared to alternative sources.

The following table sets forth total deposit activities for the years indicated:

	Year Ended December 31,		
(Dollars in thousands)	2025	2024	2023
Beginning balance	$2,339,418	$2,522,323	$2,127,741
Net deposits (withdrawals) before interest credited	276,555	(236,068)	357,831
Interest credited	57,669	53,163	36,751
Ending balance	$2,673,642	$2,339,418	$2,522,323
Net increase (decrease) in total deposits	$ 334,224	$(182,905)	$ 394,582
Percent increase (decrease)	14.29%	(7.25)%	18.54%
Net increase (decrease) in brokered deposits included in total deposits	$ 219,137	$(288,225)	$ 37,671

The following table sets forth the dollar amount of deposits in the various types of deposit programs the Company offered at the dates indicated:

	December 31,			
(Dollars in thousands)	2025		2024	
Transactions and Savings Deposits	Amount	Percent of Total	Amount	Percent of Total
Noninterest-bearing checking	$ 647,197	24.21%	$ 627,679	26.83%
Interest-bearing checking [1]	335,449	12.55	176,561	7.55
Savings	164,056	6.13	154,188	6.59
Money market [2]	385,618	14.42	341,615	14.60
Escrow accounts related to mortgages serviced [3]	10,926	0.41	10,479	0.45
Total transaction and savings deposits	1,543,246	57.72	1,310,522	56.02
Certificates				
0.00 - 1.99%	17,477	0.65	73,567	3.14
2.00 - 3.99%	796,989	29.81	204,605	8.75
4.00 - 4.99%	315,930	11.82	729,938	31.20
5.00 - 5.99%	—	—	20,786	0.89
Total certificates [4]	1,130,396	42.28	1,028,896	43.98
Total deposits	$ 2,673,642	100.00%	$ 2,339,418	100.00%

_____

(1) Includes $140.2 million of brokered deposits and no brokered deposits at December 31, 2025 and 2024, respectively.
(2) Includes $20.3 million and $279,000 of brokered deposits at December 31, 2025 and 2024, respectively.
(3) Noninterest-bearing accounts.
(4) Includes $202.1 million and $143.1 million of brokered certificates of deposit at December 31, 2025 and 2024, respectively.

The following table sets forth the rate and maturity information of time deposit certificates at December 31, 2025:

(Dollars in thousands) **Certificate accounts maturing in quarter ending:**	Rate 0.00 - 1.99 %	2.00 - 3.99 %	4.00 - 4.99 %	5.00 - 5.99 %	Total	Percent of Total
March 31, 2026	$ 8,079	$ 258,926	$ 41,619	$ —	$ 308,624	27.30%
June 30, 2026	6,753	272,229	65,042	—	344,024	30.43
September 30, 2026	50	86,522	195,865	—	282,437	24.99
December 31, 2026	940	121,752	5,361	—	128,053	11.33
March 31, 2027	625	9,828	6,403	—	16,856	1.49
June 30, 2027	626	8,988	—	—	9,614	0.85
September 30, 2027	163	10,047	—	—	10,210	0.90
December 31, 2027	—	4,205	1,640	—	5,845	0.52
March 31, 2028	2	2,156	—	—	2,158	0.19
June 30, 2028	—	1,105	—	—	1,105	0.10
September 30, 2028	64	3,675	—	—	3,739	0.33
December 31, 2028	7	4,635	—	—	4,642	0.41
Thereafter	168	12,921	—	—	13,089	1.16
Total	$ 17,477	$ 796,989	$ 315,930	$ —	$ 1,130,396	100.00%
Percent of total	1.55%	70.50%	27.95%	—%	100.00%	

As of December 31, 2025 and 2024, approximately $718.1 million and $652.7 million, respectively, of our deposit portfolio was uninsured. The uninsured amounts are estimates based on the methodologies and assumptions used for the Bank's regulatory reporting requirements. The following table sets forth the portion of our time deposits that are in excess of the FDIC insurance limit, by remaining time until maturity, as of December 31, 2025:

(Dollars in thousands)	
3 months or less	$ 36,752
Over 3 through 6 months	52,520
Over 6 through 12 months	63,618
Over 12 months	12,033
Total	$ 164,923

For additional information regarding our deposits, see "Note 7 – Deposits" of the Notes to Consolidated Financial Statements contained in "Part II. Item 8. Financial Statements and Supplementary Data" of this report on Form 10–K.

Federal Reserve regulations historically required the Bank to maintain reserves against certain transaction accounts and non-personal time deposits, which could be held as cash or as noninterest-bearing balances at the Federal Reserve Bank of San Francisco ("FRB"). However, effective March 26, 2020, the Federal Reserve reduced all reserve requirement ratios to zero percent. As a result, the Bank was not required to maintain any reserve balances with the FRB at December 31, 2025.

Debt. Although customer deposits are the primary source of funds for lending and investment activities, the Company uses various borrowings such as advances and warehouse lines of credit from the FHLB of Des Moines, and to a lesser extent Fed Funds purchased to supplement the supply of lendable funds, to meet short-term deposit withdrawal requirements and also to provide longer term funding to better match the duration of selected loan and investment maturities.

As one of the Company's capital management strategies, the Company has used advances from the FHLB of Des Moines to fund loan originations in order to increase net interest income. Depending upon the retail banking activity, the Company will consider and may undertake additional leverage strategies within applicable regulatory requirements or restrictions. These borrowings would be expected to primarily consist of FHLB of Des Moines advances.

As a member of the FHLB of Des Moines, the Company is required to own capital stock in the FHLB of Des Moines and authorized to apply for advances on the security of that stock and certain mortgage loans and other assets (principally securities which are obligations of, or guaranteed by, the U.S. Government) provided certain creditworthiness standards have been met. Advances are individually made under various terms pursuant to several different credit programs, each with its own interest rate and range of maturities. Depending on the program, limitations on the amount of advances are based on the financial condition of the member institution and the adequacy of collateral pledged to secure the credit. The Bank maintains a committed credit facility with the FHLB of Des Moines allowing for immediately available advances up to an aggregate of $716.2 million at December 31, 2025. Outstanding advances from the FHLB of Des Moines totaled $129.3 million at December 31, 2025.

As of December 31, 2025, the Company also had $276.9 million of additional short-term borrowing capacity with the FRB and an aggregate of $101.0 million in unsecured Fed Funds lines of credit with other correspondent financial institutions, of which none was outstanding at December 31, 2025.

In February 2021, FS Bancorp completed the private placement of $50.0 million of its 3.75% fixed-to-floating rate subordinated notes due 2031 (the "Notes") at an offering price equal to 100% of the aggregate principal amount of the Notes, of which $50.0 million have been exchanged for subordinated notes registered under the Securities Act of 1933. Net proceeds, after placement agent fees and offering expenses, was approximately $49.3 million. The Notes were issued under an Indenture, dated February 10, 2021 (the "Indenture"), by and between the Company and U.S. Bank National Association, as trustee. From and including the original issue date to, but excluding, February 15, 2026, or the date of earlier redemption, FS Bancorp pays interest on the Notes semi-annually in arrears on February 15 and August 15 of each year at a fixed annual interest rate equal to 3.75%. From and including February 15, 2026 to but excluding the maturity date or the date of earlier redemption, the floating interest rate per annum will be equal to a benchmark rate, which is expected to be Three-Month Term Secured Overnight Funding Rate, or SOFR, plus a spread of 337 basis points, payable quarterly in arrears on February 15, May 15, August 15 and November 15 of each year, commencing on May 15, 2026. Notwithstanding the foregoing, in the event that the benchmark rate is less than zero, the benchmark rate shall be deemed to be zero. The Notes will mature on February 15, 2031.

On or after February 15, 2026, FS Bancorp may redeem the Notes, in whole or in part, on any interest payment date (February 15, May 15, August 15, and November 15) through the maturity date of February 15, 2031, at a redemption price equal to 100% of the outstanding principal amount of the Notes being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. The Notes are not redeemable by FS Bancorp prior to February 15, 2026, except in the event that (i) the Notes no longer qualify as Tier 2 capital, (ii) interest on the Notes is determined by law to no longer be deductible for Federal Income Tax purposes or (iii) FS Bancorp is deemed to be an investment company under the Investment Company Act of 1940. The Notes are not subject to redemption by the noteholders.

The Notes are unsecured obligations and are subordinated in right of payment to all existing and future indebtedness, deposits and other liabilities of the Company's current and future subsidiaries, including the Bank's deposits as well as the Company's subsidiaries' liabilities to general creditors and liabilities arising during the ordinary course of business. The Notes may be included in Tier 2 capital for the Company under current regulatory guidelines and interpretations.

For additional information related to debt, see "Note 9 – Debt" of the Notes to Consolidated Financial Statements included in "Item 8. Financial Statements and Supplementary Data" of this Form 10–K.

Subsidiary and Other Activities

The Company has one active subsidiary, which is the Bank, and the Bank has one inactive subsidiary. The Bank had no capital investment in its inactive subsidiary at December 31, 2025.

Competition

The Company faces strong competition in originating real estate loans, primarily from other savings institutions, commercial banks, credit unions, life insurance companies, mortgage bankers, and emerging players in financial technology ("FinTech"). In the consumer lending area, including indirect lending, competition arises from other savings institutions, commercial banks, credit unions, finance, and FinTech companies. Local commercial banks pose the primary competition in the commercial business segment. The Company differentiates itself by prioritizing high-quality, personalized service, aiming to foster a high level of customer satisfaction.

Competition for deposits is also very competitive, with the Company relying on its branch network. Competition for those deposits is principally from other savings institutions, commercial banks and credit unions located in the same community, as well as mutual funds, FinTech companies, and other alternative investments. The Bank competes for these deposits by striving to offer superior service and a variety of deposit accounts at competitive rates. Based on the most recent branch deposit data provided by the FDIC, at June 30, 2025, 1st Security Bank's share of aggregate deposits in its market area spanning the 12 counties with Company branches, was one percent.

The Company's market areas have a high concentration of financial institutions, including branches of large money centers and regional banks resulting from the banking industry's consolidation in Washington and other western states. National lenders like Wells Fargo, Bank of America, Chase, and others in the Company's market area offer services beyond the Bank's scope, such as trust services. Institutions providing comprehensive services may attract customers seeking "one-stop shopping," potentially diverting them from the Bank.

Information About Our Executive Officers

Set forth below is certain information regarding the executive officers of the Company and the Bank. There are no family relationships among or between the executive officers.

Name	Age [1]	Position with FS Bancorp	Position with 1st Security Bank
Joseph C. Adams	66	Director and Chief Executive Officer	Director
Matthew D. Mullet	47	President, Treasurer and Secretary	President and Chief Executive Officer
Phillip D. Whittington	34	Chief Financial Officer	Chief Financial Officer
Sean P. McCormick	47		Executive Vice President, Chief Credit Administration Officer
Robert A. Nesbitt	49		Executive Vice President, Chief Credit Operations Officer
Benjamin G. Crowl	41		Executive Vice President, Chief Lending Officer
Erin M. Burr	48		Executive Vice President, Chief Risk Officer and CRA Officer
Vickie A. Jarman	48		Executive Vice President, Chief Human Resources Officer/WOW! Officer
Shana C. Allen	56		Executive Vice President, Chief Information Officer
Donn C. Costa	64		Executive Vice President, Chief Home Lending Officer
Kelli B. Nielsen	54		Executive Vice President, Chief Retail Banking Officer

_____
(1) At December 31, 2025.

Joseph C. Adams is a director and has been the Chief Executive Officer of 1st Security Bank since July 2004. He has also served in those capacities for FS Bancorp since its formation in September 2011. He joined 1st Security Bank in April 2003 as its Chief Financial Officer. Mr. Adams served as Supervisory Committee Chairperson from 1993 to 1999 when the Bank was Washington's Credit Union. He is a lawyer, having worked for Deloitte as a tax consultant, K&L Gates as a lawyer, and then at Univar USA as a lawyer and Director of Regulatory Affairs. As the Director of Regulatory Affairs for Univar USA, the largest chemical distribution company in the United States, Mr. Adams used his environmental law expertise to ensure Univar stayed in compliance with all relevant local, state and federal environmental laws, rules and regulations. He is a member of the Washington State Bar Association, a Board member of the Community Bankers of Washington, and was previously a Board member of the Central Washington University Foundation. Mr. Adams graduated with distinction from the University of Hawaii with a Bachelor of Business Administration in Finance. He also graduated cum laude with a Juris Doctor from the University of Puget Sound School of Law. In addition, he graduated with honors from the Pacific Coast Banking School in 2007, a master's level program held at the University of Washington. Mr. Adam's legal and accounting backgrounds, as well as his 20+ years as Chief Executive Officer of 1st Security Bank, bring a special knowledge of the financial, economic and regulatory challenges faced by the Bank, which makes him well-suited to educating the Board on these matters.

Matthew D. Mullet joined 1st Security Bank in July 2011 and was appointed Chief Financial Officer in September 2011. He was promoted to President of both the Bank and the Company in July 2024, and to Chief Executive Officer of the Bank on September 1, 2025. Matthew began his banking career in June 2000 as a financial examiner with the Washington State Department of Financial Institutions, Division of Banks. In 2004, he accepted a position at Golf Savings Bank in Seattle. Matthew served in a variety of capacities at Golf Savings Bank before his promotion to Chief Financial Officer in 2007. After the Golf Savings Bank merger with Sterling Savings Bank, Matthew held the position of Senior Vice President of the Home Loan Division at Sterling until resigning in 2011 to join 1st Security Bank. Matthew is inspired by the Bank's commitment to its customers and to the communities it serves. Matthew serves as a Board member of the Washington Bankers Association ("WBA") and the Seattle Branch of the Federal Reserve Bank of San Francisco. He is also on the Government Relations Committee with the WBA. Matthew volunteers with The IF Project, teaching Financial Literacy at the Washington Corrections Center for Women. He is passionate about financial literacy and youth education.

Phillip D. Whittington joined 1st Security Bank in January 2020 as its Controller. He was promoted to Chief Financial Officer on May 1, 2025. Phil graduated with distinction from the College of Charleston in South Carolina with a Bachelor of Science in Accounting and later earned a Master of Accountancy from the University of South Carolina. As a licensed Certified Public Accountant, Phil began his career in public accounting at the firm of Elliott Davis in their banking practice, where he was promoted to manager during his five-year tenure. He is also a 2025 graduate of the Pacific Coast Banking School. Phil volunteers with Special Olympics and Food Lifeline.

Sean P. McCormick joined 1st Security Bank as a Commercial Credit Analyst in 2011. He was promoted to VP Credit Administrator in 2017 and to SVP Director of Credit Administration in 2023. In 2024, he was promoted to Chief Credit Administration Officer and oversees the Bank's credit strategy, credit risk, and financial analysis of the Bank's loan portfolios. He has been instrumental in the prudent growth and expansion of the Bank's loan portfolios and the Bank's credit risk mitigation efforts. The 11 years that he spent working directly under Rob Fuller, the longtime former Chief Credit Officer of the Bank, have provided Sean with a tremendous amount of institutional knowledge. Sean holds a BA in Finance from the University of Washington and graduated from the American Bankers Association Stonier Graduate School of Banking. He received a leadership certificate from the Wharton Executive Education Program in 2022. Sean continues to volunteer with the Stonier Graduate School of Banking as a mentor for third year students. He is also a member of the Finance Committee for the Master Builders Association of King and Snohomish Counties.

Robert A. Nesbitt joined 1st Security Bank in 2017 as Vice President, Commercial Lending Relationship Manager and has been actively involved in helping build the Bank's successful commercial lending team. He was promoted to his current role of Chief Credit Operations Officer in 2024 and is responsible for overseeing the Bank's commercial credit operations. Robert has been in the commercial banking industry for 25 years, focusing on commercial and industrial lending and commercial real estate lending at both regional and large community banks. Robert holds a BA in History from the University of Tennessee and an MBA from the University of Chicago. He volunteers with Food Lifeline and is an active member of the Association of General Contractors and the Community Association Institute.

Benjamin G. Crowl has over 19 years of diverse experience in the banking industry, including many years as a commercial lending team lead, director of consumer lending, and relationship manager. After beginning his career as a college intern at a local community bank in La Jolla, California, he discovered he had a passion for serving businesses and consumers alike. Ben joined the Bank in 2018 as Senior Vice President, Commercial Lending Relationship Manager. He was promoted to Executive Vice President and Chief Lending Officer on July 1, 2023. His responsibilities include oversight of loan production across the commercial, consumer, and commercial real estate lending groups of the Bank. Ben holds a Bachelor of Science in Business Administration degree from Northern Arizona University with a specialty in Marketing and Advertising. He is an honor graduate of the Pacific Coast Banking School and has an Executive Leadership Certificate from the University of Washington's Michael G. Foster School of Business. Ben has also served on several nonprofit boards throughout his career.

Erin M. Burr holds a Bachelor of Business Administration degree from Western Washington University. She began her career in 1999 as a financial examiner for the Washington State Department of Financial Institutions, Division of Banks. In 2006, Erin joined Builders Capital Mortgage in Seattle as their senior underwriter. She joined 1st Security Bank in January 2009 and became the Community Reinvestment Act ("CRA") Officer in January 2010. She took on the Enterprise Risk Manager role in May 2012 and was promoted to Executive Vice President and Chief Risk Officer in April 2018. As the Bank's CRA Officer, Erin coordinates the Bank's community outreach volunteer programs and enjoys building relationships with nonprofit groups that support the communities the Bank serves. Erin is a member of the Housing Consortium of Everett and Snohomish County and is dedicated to addressing affordable housing issues. She volunteers at the Stafford Creek Correction Center in conjunction with Grays Harbor College, teaching financial literacy to men. Additionally, she works with YWCA BankWork$ program and participates in the Teach Children to Save Program. She has volunteered in various roles with Domestic Violence Services of Snohomish County. As the Chief Risk Officer, Erin uses her regulatory background to help promote and build risk awareness throughout the Bank.

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Vickie A. Jarman holds a Bachelor of Arts in Communications from Seattle Pacific University. She joined 1st Security Bank in 2002, after working with the Ballard Boys and Girls Club. Vickie was promoted to Executive Vice President and Chief Human Resources Officer/WOW! Officer in 2018. Prior to becoming the Director of WOW and Chief Human Resources Officer, Vickie worked with our Consumer Lending team. In addition to her Human Resource responsibilities, Vickie is personally involved in the onboarding and orientation of new hires, sharing the Bank's Vision, Mission, Core Values, and unique company culture. She ensures that the Bank's Core Values continue to reflect the personal principles that support all the employees as the organization evolves. She volunteers with The IF Project, teaching Financial Literacy at the Washington Corrections Center for Women, YWCA BankWork$, and the Teach Children to Save Program

Shana C. Allen joined the Bank in 2010 as Vice President of Technology & Operations and was promoted to Senior Vice President the following year. In 2015 she was promoted to SVP, Chief Information Officer and then promoted to Executive Vice President and Chief Information Officer in January 2023. Her responsibilities include oversight of the technology, security and project management teams at the Bank. She launched her career over three decades ago. She has held positions in lending, finance, operations, and information technology. As a leader in the IT field, she is a frequent guest speaker at industry forums and has been a primary contributor to articles published in the Puget Sound Business Journal, the Microsoft Small Business Center, and other publications about information security in financial services. Shana attended the University of Washington and holds certifications in IT Service Management under the Information Technology Infrastructure Library (ITIL) framework and is a Certified Information Systems Security Professional. She currently sits on the Client Advisory Board for Computer Services, Inc. as well as on the IT & Cybersecurity Program Advisory Committee for Peninsula College. Shana has also served as the digital communications and travel coordinator for a nonprofit division of the Washington-based travel softball club team, the Sundodgers, for several years, helping female student-athletes get to college. In addition, she received the organization's first annual "Proud to Be Here" award for service to the organization. Shana has also been involved with organizations such as Domestic Violence Services of Snohomish County and the White Center Food Bank.

Donn C. Costa graduated cum laude from Washington State University with a Bachelor of Business Administration degree. He began his career in mortgage lending over three decades ago and joined the Bank as the EVP of Home Lending in 2012, overseeing home lending sales and operations. Donn previously held the position of Executive Vice President at Sterling Savings Bank after its merger with Golf Savings Bank in 2009. Prior to the merger, Donn was President of Golf Savings Bank and a member of the Board of Directors, serving on the Asset and Liability, Personnel and Lending Committees and held the position of Executive Vice President of Mortgage Lending. Donn's achievements include serving as President of the Washington Mortgage Lenders and the Seattle Mortgage Bankers, as well as on the Advisory Boards of FNMA and FHLMC.

Kelli B. Nielsen has worked in the financial services industry for three decades and brought a wealth of retail banking and leadership experience to her role when she joined 1st Security Bank in 2016. Previously, she was Vice President, Sales and Service Manager of Retail Banking at Cascade Bank before she moved to Sound Community Bank as the Senior Vice President of Retail Banking and Marketing. In 2016, Kelli graduated from the American Bankers Association (ABA), Stonier Graduate School of Banking, and holds a Certificate of Leadership from The Wharton School of the University of Pennsylvania. She also serves on the ABA Stonier Advisory Board, is an advocate for women, serves on the Alumni Committee, and is a Capstone Advisor for third-year students at Stonier. Kelli serves on the Washington Bankers Association (WBA) Retail Banking Committee, the Government Relations Committee and the WBA Pros Board. Kelli is also a published children's book author and certified life coach. She has volunteered with Long Way Home, a nonprofit in Guatemala focused on building schools from sustainable materials. She is a former board member for Victim Support Services and the Greater Seattle Business Association (GSBA). Kelli also volunteered with The IF Project, teaching financial literacy and mentored women at the Washington Corrections Center for Women.

Human Capital

Management has developed this Vision Statement: To build a truly great place to work and bank. By being both aspirational and dynamic, this statement guides current and future strategies, signifying commitment to evolving responsibly to uphold these values for employees. The deliberate order of priorities reflects the Company's belief that constructing an exceptional workplace will inherently lead to the creation of an outstanding banking environment.

Employee Compensation and Benefits

Management remains focused on ensuring employees are provided a livable wage in addition to a commitment to a balanced work/life schedule. Besides a competitive salary, the following benefits are available to all full-time employees:

- Employee health benefits that have not increased in employee contribution cost since 2014;
- Life, AD&D, and long-term disability;
- 401k match of up to the first 5% of contribution for up to 4% of total salary;
- An Employee Stock Purchase Plan ("ESPP") that matched 6,189 shares in 2025 to employees that have met a minimum threshold of months worked;
- Vacation and sick leave benefits;
- Family leave benefits including paid time off for a new child/adopted child;
- Education reimbursement of up to $5,000 per year for any accredited program;
- Paid volunteer hours (16 hours each year);
- Opportunities to participate in development programs through the Washington Bankers Association;
- Regular Company provided lunches and treats; and
- A pet friendly workplace at the administrative offices.

Management works with employees to provide these benefits whenever possible including a flexible schedule for employees to be able to enjoy full-time benefits with a reduced hour schedule when appropriate.

Workplace Representation and Opportunities

The Company values a workplace where individuals of all backgrounds feel respected and supported. Both the Board and management recognize the benefits of varied perspectives, experiences, and professional backgrounds. This recognition drives the commitment to foster an environment where employees can thrive based on their skills, contributions, and dedication.

The following table provides an overview of workforce composition by gender:

Level	Female %	Male %
Individual Contributor	68%	32%
Manager	68%	32%
Independent Director	50%	50%
Executive	42%	58%

The average tenure for management positions was eight years and two months. The diverse workforce includes individuals of various ethnicities: 1% Alaska Native or American Indian, 12% Asian, 2% Black, 11% Hispanic/Latino, 1% Native Hawaiian or Other Pacific Islander, 69% White. Additionally, 4% identified with Two or More Races.

Talent Acquisition

The Company has experienced consistent growth and regularly seeks to fill positions within the markets we serve. The interview process involves both managers and team members to ensure a comprehensive evaluation of potential candidates. The Human Resources team serves as a dedicated advocate for employees, with a primary focus on fostering a culture of "Wow." The leader of the human resources team holds the role of EVP of WOW and is dedicated to recruiting individuals who can build lasting careers within the thriving culture. In 2025, the Company hired 95 new employees for additional positions and replacements, bringing our total employee count to 581 as of December 31, 2025.

Volunteerism

The Company has a long history of giving back and actively participating in volunteer initiatives within the communities it serves. Volunteer hours totaled approximately 9,500 hours in 2025, compared to approximately 6,000 hours in 2024. Community outreach can be attributed to both nonprofit organizations seeking volunteer support and the Company's staff actively seeking ways to contribute their gifts, talents, and time.

Human Capital Metrics

As of December 31, 2025, the Company had 581 employees, 99% are full time employees and 1% are part time including a college internship program. No employees are represented by a collective bargaining agreement. Geographically, 91.4% of the employees reside in Washington State, 6.9% in Oregon, 0.7% in Arizona, 0.3% in Idaho, 0.3% in Colorado, and 0.3% in Texas. The turnover rate for employees as measured by terminated/replaced individuals was 17.5% in 2025, a slight decrease from 19% in 2024.

How We are Regulated

The following is a brief description of certain laws and regulations applicable to FS Bancorp and 1st Security Bank. Descriptions of laws and regulations here and elsewhere in this Form 10–K do not purport to be complete and are qualified in their entirety by reference to the actual laws and regulations. Legislation is introduced from time to time in the United States Congress or in the Washington State Legislature that may affect the operations of FS Bancorp and 1st Security Bank. In addition, the regulations governing the Company and the Bank may be amended from time to time by the FDIC, DFI, Federal Reserve and the Consumer Financial Protection Bureau ("CFPB"). Any such legislation or regulatory changes in the future could adversely affect our operations and financial condition. We cannot predict whether any such changes may occur.

Regulation of 1st Security Bank

General. 1st Security Bank, as a state-chartered savings bank, is subject to applicable provisions of Washington law and to regulations and examinations of the DFI. As an insured institution, it also is subject to examination and regulation by the FDIC, which insures the deposits of 1st Security Bank to the maximum amount permitted by law. During these state or federal regulatory examinations, the examiners may require 1st Security Bank to provide for higher general or specific loan loss reserves, which can impact capital and earnings. This regulation of 1st Security Bank is intended for the protection of depositors and the Deposit Insurance Fund ("DIF") of the FDIC and not for the purpose of protecting shareholders of 1st Security Bank or FS Bancorp. 1st Security Bank is required to maintain minimum levels of regulatory capital and is subject to some limitations on the payment of dividends to FS Bancorp. See below "Capital Requirements" and "Regulation and Supervision of FS Bancorp - Restrictions on Dividends and Stock Repurchases."

Federal and State Enforcement Authority and Actions. As part of its supervisory authority over Washington-chartered savings banks, the DFI may initiate enforcement proceedings to obtain a consent order to cease-and-desist against an institution believed to have engaged in unsafe and unsound practices or to have violated a law, regulation, or other regulatory limit, including a written agreement. The FDIC also has the authority to initiate enforcement actions against insured institutions under its jurisdiction for similar reasons and may terminate the deposit insurance if it determines that an institution has engaged in unsafe or unsound practices or is in an unsafe or unsound condition. Both these agencies may also utilize less formal supervisory tools to address their concerns about the condition, operations or compliance status of a savings bank.

Regulation by the Washington State Department of Financial Institutions. State law and regulations govern 1st Security Bank's ability to take deposits and pay interest, to make loans on or invest in residential and other real estate, to make consumer loans, to invest in securities, to offer various banking services to its customers, and to establish branch offices. As a state savings bank, 1st Security Bank must pay semi-annual assessments, examination costs and certain other charges to the DFI.

Washington law generally provides the same powers for Washington savings banks as federally and other-state chartered savings institutions and banks with branches in Washington, subject to the approval of the DFI. Washington law allows Washington savings banks to charge the maximum interest rates on loans and other extensions of credit to Washington residents which are allowable for a national bank in another state if higher than Washington limits. In addition, the DFI may approve applications by Washington savings banks to engage in an otherwise unauthorized activity, if the DFI determines that the activity is closely related to banking, and 1st Security Bank is otherwise qualified under the statute. This additional authority, however, is subject to review and approval by the FDIC if the activity is not permissible for national banks.

Insurance of Accounts and Regulation by the FDIC. Through the DIF, the FDIC insures deposit accounts in 1st Security Bank up to $250,000 per separately insured deposit ownership right or category. As insurer, the FDIC imposes deposit insurance premiums and is authorized to conduct examinations of and to require reporting by FDIC-insured institutions.

The FDIC assesses deposit insurance premiums quarterly on each FDIC-insured institution applied to its deposit base, which is its average consolidated total assets minus its Tier 1 capital. No institution may pay a dividend if it is in default on its federal deposit insurance assessment. At December 31, 2025, total base assessment rates ranged from 5 to 32 basis points subject to certain adjustments.

The FDIC has authority to increase insurance assessments, and any significant increases may have an adverse effect on the operating expenses and results of operations of the Company. Management cannot predict what assessment rates will be in the future. In a banking industry emergency, the FDIC may also impose a special assessment. The Bank's deposit insurance premiums for the year ended December 31, 2025, were $2.3 million.

The FDIC conducts examinations of and requires reporting by state non-member banks, such as 1st Security Bank. The FDIC also may prohibit any insured institution from engaging in any activity determined by regulation or order to pose a serious risk to the DIF. No institution may pay a dividend if it is in default on its federal deposit insurance assessment. Insurance of deposits may be terminated by the FDIC upon a finding that an institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. Management is not aware of any existing circumstances which would result in termination of the Bank's deposit insurance.

Capital Requirements. 1st Security Bank is subject to capital regulations adopted by the FDIC, which establish a required ratio for common equity Tier 1 ("CET1") capital, minimum leverage and Tier 1 capital ratios, risk-weightings of certain assets for purposes of the risk-based capital ratios, an additional capital conservation buffer over the minimum capital ratios and define what qualifies as capital for purposes of meeting the capital requirements. These regulations implement the regulatory capital reforms required by the Dodd Frank Act and the "Basel III" requirements.

Under the capital regulations, the minimum capital ratios are: (1) a CET1 capital ratio of 4.50% of risk-weighted assets; (2) a Tier 1 capital ratio of 6.00% of risk-weighted assets; (3) a total risk-based capital ratio of 8.00% of risk-weighted assets; and (4) a leverage ratio (the ratio of Tier 1 capital to average total adjusted assets) of 4.00%. CET1 generally consists of common stock; retained earnings; accumulated other comprehensive income ("AOCI"); and certain minority interests; all subject to applicable regulatory adjustments and deductions. Tier 1 capital generally consists of CET1 and noncumulative perpetual preferred stock. In addition, Tier 1 capital includes AOCI, which includes all unrealized gains and losses on available for sale debt and equity securities, unless an institution elects to opt out of such inclusion, if eligible to do so. We have elected to permanently opt-out of the inclusion of AOCI in our capital calculations. Tier 2 capital generally consists of other preferred stock and subordinated debt meeting certain conditions plus an amount of the ACL on loans up to 1.25% of assets. Total capital is the sum of Tier 1 and Tier 2 capital.

In addition to the minimum capital requirements, a capital conservation buffer must be maintained by 1st Security Bank which consists of additional CET1 capital greater than 2.5% of risk-weighted assets above the required minimum levels in order to avoid limitations on paying dividends, repurchasing shares, and paying discretionary bonuses.

To be considered "well capitalized", a depository institution must have a Tier 1 risk-based capital ratio of at least 8.00%, a total risk-based capital ratio of at least 10.00%, a CET1 capital ratio of at least 6.50% and a leverage ratio of at least 5.00% and not be subject to an individualized order, directive or agreement under which its primary federal banking regulator requires it to maintain a specific capital level.

At December 31, 2025, 1st Security Bank was categorized as "well capitalized" under the prompt corrective action regulations of the FDIC. Management monitors the capital levels of the Bank to provide for current and future business opportunities and to meet regulatory guidelines for "well capitalized" institutions. The Bank's capital ratios at December 31, 2025 and December 31, 2024 are presented in the following tables:

At December 31, 2025	Actual Ratio	For Capital Adequacy Purposes Ratio	For Capital Adequacy with Capital Buffer Ratio	To be Well Capitalized Under Prompt Corrective Action Provisions Ratio
Total risk-based capital (to risk-weighted assets)	13.96%	8.00%	10.50%	10.00%
Tier 1 risk-based capital (to risk-weighted assets)	12.73%	6.00%	8.50%	8.00%
Tier 1 leverage capital (to average assets)	10.96%	4.00%	N/A	5.00%
CET1 capital (to risk-weighted assets)	12.73%	4.50%	7.00%	6.50%

At December 31, 2024	Actual Ratio	For Capital Adequacy Purposes Ratio	For Capital Adequacy with Capital Buffer Ratio	To be Well Capitalized Under Prompt Corrective Action Provisions Ratio
Total risk-based capital (to risk-weighted assets)	14.18%	8.00%	10.50%	10.00%
Tier 1 risk-based capital (to risk-weighted assets)	12.93%	6.00%	8.50%	8.00%
Tier 1 leverage capital (to average assets)	11.24%	4.00%	N/A	5.00%
CET1 capital (to risk-weighted assets)	12.93%	4.50%	7.00%	6.50%

At December 31, 2025, the Bank was categorized as "well capitalized" under the prompt corrective action regulations of the FDIC. For a complete description of the Bank's required and actual capital levels on December 31, 2025, see "Note 13 – Regulatory Capital" of the Notes to Consolidated Financial Statements included in "Item 8. Financial Statements and Supplementary Data," of this Form 10–K.

The FDIC also has authority to establish individual minimum capital requirements in appropriate cases upon a determination that an institution's capital level is or may become inadequate in light of particular risks or circumstances. Management of 1st Security Bank believes that, under the current regulations, 1st Security Bank will continue to meet its minimum capital requirements in the foreseeable future.

Prompt Corrective Action. The FDIC Improvement Act established a system of prompt corrective action to resolve the problems of under-capitalized institutions. Federal statutes establish a supervisory framework for FDIC-insured institutions based on five capital categories: "well capitalized", adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. An institution's category generally depends upon where its capital levels are in relation to relevant capital measures, which include risk-based capital measures, a leverage ratio capital measure, and certain other factors. An institution that is not well capitalized is subject to certain restrictions on brokered deposits, including restrictions on the rates it can offer on its deposits generally. Any institution which is neither well capitalized nor adequately capitalized is considered undercapitalized. The previously referenced final rule establishing an elective "community bank leverage ratio" regulatory capital framework provides that a qualifying institution whose capital exceeds the community bank leverage ratio and opts to use that framework will be considered "well capitalized" for purposes of prompt corrective action.

Undercapitalized institutions are subject to certain prompt corrective action requirements, regulatory controls and restrictions which become more extensive as an institution becomes more severely undercapitalized. Failure by 1st Security Bank to comply with applicable capital requirements would, if unremedied, result in progressively more severe restrictions on its activities and lead to enforcement actions, including, but not limited to, the issuance of a capital directive to ensure the maintenance of required capital levels and, ultimately, the appointment of the FDIC as receiver or conservator. Banking regulators will take prompt corrective action with respect to depository institutions that do not meet minimum capital requirements. Additionally, approval of any regulatory application filed for their review may be dependent on compliance with capital requirements.

At December 31, 2025, 1st Security Bank was categorized as "well capitalized" under the prompt corrective action regulations of the FDIC. For additional information, see "Note 13 – Regulatory Capital" of the Notes to Consolidated Financial Statements included in "Item 8. Financial Statements and Supplementary Data," of this Form 10–K.

Standards for Safety and Soundness. Each federal banking agency, including the FDIC, has adopted guidelines establishing general standards relating to internal controls, information and internal audit systems; loan documentation; credit underwriting; interest rate risk exposure; asset growth; asset quality; earnings; and compensation, fees and benefits. In general, the guidelines require, among other things, appropriate systems and practices to identify and manage the risks and exposures specified in the guidelines. The guidelines prohibit excessive compensation as an unsafe and unsound practice and describe compensation as excessive when the amounts paid are unreasonable or disproportionate to the services performed by an executive officer, employee, director, or principal shareholder. If the FDIC determines that an institution fails to meet any of these guidelines, it may require an institution to submit to the FDIC an acceptable plan to achieve compliance. Management of the Bank is not aware of any conditions relating to these safety and soundness standards which would require submission of a plan of compliance.

Federal Home Loan Bank System. The FHLB of Des Moines is one of 11 regional FHLBs that administer the home financing credit function of savings institutions. The FHLBs are subject to the oversight of the Federal Housing Finance Agency and each FHLB serves as a reserve or central bank for its members within its assigned region. The FHLBs are funded primarily from proceeds derived from the sale of consolidated obligations of the Federal Home Loan Bank System and make loans or advances to members in accordance with policies and procedures established by the Board of Directors of the FHLB, which are subject to the oversight of the Federal Housing Finance Agency. All advances are required to be fully secured by sufficient collateral as determined by the FHLB. As a member, the Bank is required to purchase and maintain stock in the FHLB of Des Moines based on the Bank's asset size and level of borrowings from the FHLB of Des Moines. See "Business – Deposit Activities and Other Sources of Funds – Debt." At December 31, 2025, 1st Security Bank had $8.0 million in FHLB of Des Moines stock, which was in compliance with this requirement. The FHLB pays dividends quarterly, and 1st Security Bank received $888,000 in dividends during the year ended December 31, 2025.

The FHLBs continue to contribute to low- and moderately-priced housing programs through direct loans or interest subsidies on advances targeted for community investment and low- and moderate-income housing projects. These contributions have adversely affected the level of FHLB dividends paid and could continue to do so in the future. These contributions could also have an adverse effect on the value of FHLB stock in the future. A reduction in value of 1st Security Bank FHLB stock may result in a decrease in net income.

Commercial Real Estate Lending Concentrations. The federal banking agencies have issued guidance on sound risk management practices for concentrations in commercial real estate lending. The particular focus is on exposure to commercial real estate loans that are dependent on the cash flow from the real estate held as collateral and that are likely to be sensitive to conditions in the commercial real estate market (as opposed to real estate collateral held as a secondary source of repayment or as an abundance of caution). The purpose of the guidance is not to limit a bank's commercial real estate lending but to guide banks in developing risk management practices and capital levels commensurate with the level and nature of real estate concentrations. The guidance directs the FDIC and other federal bank regulatory agencies to focus their supervisory resources on institutions that may have significant commercial real estate loan concentration risk. A bank that has experienced rapid growth in commercial real estate lending has notable exposure to a specific type of commercial real estate loan, or is approaching or exceeding the following supervisory criteria may be identified for further supervisory analysis with respect to real estate concentration risk:

- Total reported loans for construction, land development and other land represent 100% or more of the Bank's total regulatory capital; or

- Total commercial real estate loans (as defined in the guidance) represent 300% or more of the Bank's total regulatory capital and the outstanding balance of the Bank's commercial real estate loan portfolio has increased 50% or more during the prior 36 months.

The guidance provides that the strength of an institution's lending and risk management practices with respect to such concentrations will be taken into account in supervisory guidance on evaluation of capital adequacy. At December 31, 2025, 1st Security Bank's aggregate recorded loan balances for construction, land development and land loans were 103.5% of regulatory capital. In addition, at December 31, 2025, 1st Security Bank loans on all commercial real estate, including construction, owner and non-owner occupied commercial real estate, and multi-family lending, as defined by the FDIC, were 274.9% of regulatory capital.

Activities and Investments of Insured State-Chartered Financial Institutions. Federal law generally limits the activities and equity investments of FDIC insured, state-chartered banks to those that are permissible for national banks. An insured state bank is not prohibited from, among other things, (1) acquiring or retaining a majority interest in a subsidiary, (2) investing as a limited partner in a partnership the sole purpose of which is direct or indirect investment in the acquisition, rehabilitation or new construction of a qualified housing project, provided that such limited partnership investments may not exceed 2% of the bank's total assets, (3) acquiring up to 10% of the voting stock of a company that solely provides or reinsures directors' and officers' liability insurance coverage or bankers' blanket bond group insurance coverage for insured depository institutions, and (4) acquiring or retaining the voting shares of a depository institution if certain requirements are met.

Dividends. Dividends from 1st Security Bank constitute a major source of funds for dividends in future periods that may be paid by FS Bancorp to shareholders. The amount of dividends payable by 1st Security Bank to FS Bancorp depends upon the Bank's earnings and capital position, and is limited by federal and state laws, regulations and policies. According to Washington law, 1st Security Bank may not declare or pay a cash dividend on its capital stock if it would cause its net worth to be reduced below (1) the amount required for liquidation accounts or (2) the net worth requirements, if any, imposed by the Director of the DFI. Dividends on 1st Security Bank's capital stock may not be paid in an aggregate amount greater than the aggregate retained earnings of 1st Security Bank, without the approval of the Director of the DFI. The Bank paid $24.0 million in dividends to the holding company in 2025.

The amount of dividends actually paid during any one period will be affected by 1st Security Bank's policy of maintaining a strong capital position. Federal law further limits and can prohibit dividends when an institution does not meet the capital conservation buffer requirement and provides that no insured depository institution may pay a cash dividend if it would cause the institution to be "undercapitalized," as defined in the prompt corrective action regulations. Moreover, the federal bank regulatory agencies also have the general authority to limit the dividends paid by insured banks if such payments are deemed to constitute an unsafe and unsound practice.

Affiliate Transactions. FS Bancorp and 1st Security Bank are separate and distinct legal entities. FS Bancorp (and any non-bank subsidiary of FS Bancorp) is an affiliate of 1st Security Bank. Federal laws strictly limit the ability of banks to engage in certain transactions with their affiliates. Transactions deemed to be "covered transactions" under Section 23A of the Federal Reserve Act and between a bank and an affiliate are limited to 10% of the bank subsidiary's capital and surplus and, with respect to all affiliates, to an aggregate of 20% of the bank's capital and surplus. Further, covered transactions that are loans and extensions of credit generally are required to be secured by eligible collateral in specified amounts. Federal law also requires that covered transactions and certain other transactions listed in Section 23B of the Federal Reserve Act between a bank and its affiliates be on terms as favorable to the bank as transactions with non-affiliates.

Community Reinvestment Act. 1st Security Bank is also subject to the provisions of the Community Reinvestment Act of 1977 ("CRA"), which requires the appropriate federal bank regulatory agency to assess a bank's performance under the CRA in meeting the credit needs of the community serviced by the Bank, including low- and moderate-income neighborhoods. The regulatory agency's assessment of a bank's record is made available to the public. Further, a bank's CRA performance rating must be considered in connection with a bank's application to, among other things, establish a new branch office that will accept deposits, relocate an existing office or merge or consolidate with, or acquire the assets or assume the liabilities of, a federally regulated financial institution, and in connection with certain applications by a bank holding company, such as bank acquisitions. An unsatisfactory rating may be the basis for denial of certain applications. 1st Security Bank received a "satisfactory" rating during its most recent CRA examination.

On October 24, 2023, the federal banking agencies, including the FDIC, issued a final rule intended to strengthen and modernize regulations implementing the CRA. The rule was designed to encourage banks to expand access to credit, investments, and banking services in low- and moderate-income communities, accommodate changes in the banking industry, including mobile and internet banking, provide greater clarity and consistency in the application of CRA regulations, and tailor CRA evaluations and data collection based on bank size and type. The final rule was published with an effective date of April 1, 2024, and included staggered compliance deadlines; however, implementation was stayed by a preliminary injunction. In 2025, the federal banking agencies issued a Joint Notice of Proposed Rulemaking to rescind the 2023 final rule and reinstate the prior CRA regulations. As a result, the Bank continues to be evaluated under the pre-2023 CRA regulatory framework.

Privacy Standards and Cybersecurity. The Gramm-Leach-Bliley Financial Services Modernization Act of 1999 modernized the financial services industry by establishing a comprehensive framework to permit affiliations among commercial banks, insurance companies, securities firms, and other financial service providers. Federal banking agencies, including the FDIC, have adopted guidelines for establishing information security standards and cybersecurity programs for implementing safeguards under the supervision of the board of directors. These guidelines, along with related regulatory materials, increasingly focus on risk management and processes related to information technology and the use of third parties in the provision of financial services. These regulations require 1st Security Bank to disclose its privacy policy, including informing consumers of its information sharing practices and informing consumers of their rights to opt out of certain practices. In addition, other federal and state cybersecurity and data privacy laws and regulations may expose 1st Security Bank to risk and result in certain risk management costs.

The federal banking agencies recently adopted rules providing new notification requirements for banking organizations and their service providers for significant cybersecurity incidents. Specifically, the new rule requires a banking organization to notify its primary federal regulator as soon as possible, and no later than 36 hours after the banking organization determines that a "computer-security incident" rising to the level of a "notification incident" has occurred. Notification is required for incidents that have materially affected or are reasonably likely to materially affect the viability of a banking organization's operations, its ability to deliver banking products and services, or the stability of the financial sector. Service providers are required under the rule to notify affected banking organization customers as soon as possible when the provider determines that it has experienced a computer-security incident that has materially affected or is reasonably likely to materially affect the banking organization's customers for four or more hours. Noncompliance with federal or similar state privacy and cybersecurity laws and regulations could lead to substantial regulatory imposed fines and penalties, damages from private causes of action and/or reputational harm.

In July 2023, the SEC adopted rules requiring registrants to disclose material cybersecurity incidents they experience and to disclose on an annual basis material information regarding their cybersecurity risk management, strategy, and governance. The new rules require registrants to disclose on Form 8–K any cybersecurity incident they determine to be material and to describe the material aspects of the incident's nature, scope, and timing, as well as its material impact or reasonably likely material impact on the registrant. For information regarding the Company's cybersecurity risk management, strategy, and governance, see "Item 1C. Cybersecurity" in Part I of this Form 10–K.

Environmental Issues Associated with Real Estate Lending. The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") is a federal statute that generally imposes strict liability on, all prior and present "owners and operators" of sites containing hazardous waste. However, Congress asked to protect secured creditors by providing that the term "owner and operator" excludes a person whose ownership is limited to protecting its security interest in the site. Since the enactment of the CERCLA, this "secured creditor exemption" has been the subject of judicial interpretations which have left open the possibility that lenders could be liable for cleanup costs on contaminated property that they hold as collateral for a loan. To the extent that legal uncertainty exists in this area, all creditors, including 1st Security Bank, that have made loans secured by properties with potentially hazardous waste contamination (such as petroleum contamination) could be subject to liability for cleanup costs, which costs often substantially exceed the value of the collateral property.

Federal Reserve System. Federal Reserve regulations historically required the Bank to maintain reserves against certain transaction accounts and non-personal time deposits, which could be held as cash or as noninterest-bearing balances at the Federal Reserve Bank of San Francisco ("FRB"). However, effective March 26, 2020, the Federal Reserve reduced all reserve requirement ratios to zero percent. As a result, the Bank was not required to maintain any reserves balances with the FRB at December 31, 2025, although it continues to maintain balances at the Federal Reserve to support liquidity and payment activities.

Other Consumer Protection Laws and Regulations. The Dodd-Frank Act established the CFPB and empowered it to exercise broad regulatory, supervisory and enforcement authority with respect to both new and existing consumer financial protection laws. 1st Security Bank is subject to consumer protection regulations issued by the CFPB, but as a financial institution with assets of less than $10 billion, 1st Security Bank is generally subject to supervision and enforcement by the FDIC and the DFI with respect to compliance with federal and state consumer financial protection laws and regulations. In early 2025, CFPB leadership significantly scaled back the agency's rulemaking, enforcement and supervisory activities, including pausing major enforcement actions, rescinding guidance, and narrowing priorities which has significantly reduced active oversight of financial institutions. Although statutory consumer protection requirements remain in force, the agency's diminished operations have created regulatory uncertainty with respect to the supervision and enforcement of the existing consumer financial protection laws.

1st Security Bank is subject to a broad array of federal and state consumer protection laws and regulations that govern almost every aspect of its business relationships with consumers. While the list set forth below is not exhaustive, these include the Truth in Lending Act, the Truth in Savings Act, the Electronic Fund Transfer Act, the Expedited Funds Availability Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Real Estate Settlement Procedures Act, the Home Mortgage Disclosure Act, the Fair Credit Reporting Act, the Fair Debt Collection Practices Act, the Right to Financial Privacy Act, the Home Ownership and Equity Protection Act, the Consumer Leasing Act, the Fair Credit Billing Act, the Homeowners Protection Act, the Check Clearing for the 21st Century Act, laws governing flood insurance, laws governing consumer protections in connection with the sale of insurance, federal and state laws prohibiting unfair and deceptive business practices, and various regulations that implement the foregoing. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with customers when taking deposits, making loans, collecting loans, and providing other services. In addition, The USA PATRIOT Act requires banks to, among other things, establish broadened anti-money laundering compliance programs, and due diligence policies and controls to ensure the detection and reporting of money laundering. Such required compliance programs are intended to supplement existing compliance requirements that also apply to financial institutions under the Bank Secrecy Act and the Office of Foreign Assets Control regulations. Failure to comply with these laws and regulations can subject 1st Security Bank to various penalties, including but not limited to, enforcement actions, injunctions, fines, civil liability, criminal penalties, punitive damages, and the loss of certain contractual rights.

Regulation and Supervision of FS Bancorp

General. FS Bancorp is a bank holding company registered with the Federal Reserve and is the sole shareholder of 1st Security Bank. Bank holding companies are subject to comprehensive regulation by the Federal Reserve under the Bank Holding Company Act of 1956, as amended ("BHCA"), and the regulations promulgated there under. This regulation and oversight is generally intended to ensure that FS Bancorp limits its activities to those allowed by law and that it operates in a safe and sound manner without endangering the financial health of 1st Security Bank. As a bank holding company, FS Bancorp is required to file quarterly and annual reports with the Federal Reserve and any additional information required by the Federal Reserve and is subject to regular examinations by the Federal Reserve. The Federal Reserve also has extensive enforcement authority over bank holding companies, including the ability to assess civil money penalties, to issue cease and desist or removal orders, and to require that a holding company divest subsidiaries (including its bank subsidiaries). In general, enforcement actions may be initiated for violations of law and regulations and unsafe or unsound practices.

The Bank Holding Company Act. Under the BHCA, FS Bancorp is supervised by the Federal Reserve. The Federal Reserve has a policy that a bank holding company is required to serve as a source of financial and managerial strength to its subsidiary banks and may not conduct its operations in an unsafe or unsound manner. In addition, the Dodd-Frank Act provides that a bank holding company should serve as a source of strength to its subsidiary banks by having the ability to provide financial assistance to its subsidiary banks during periods of financial stress to the bank. A bank holding company's failure to meet its obligation to serve as a source of strength to its subsidiary banks will generally be considered by the Federal Reserve to be an unsafe and unsound banking practice or a violation of the Federal Reserve's regulations or both. FS Bancorp and any subsidiaries that it may control are considered "affiliates" of 1st Security Bank within the meaning of the Federal Reserve Act, and transactions between 1st Security Bank and its affiliates are subject to numerous restrictions. With some exceptions, FS Bancorp and its subsidiaries are prohibited from tying the provision of various services, such as extensions of credit, to other services offered by FS Bancorp or its subsidiaries.

Acquisitions. The BHCA prohibits a bank holding company, with certain exceptions, from acquiring ownership or control of more than 5% of the voting shares of any company that is not a bank or bank holding company and from engaging in activities other than those of banking, managing or controlling banks, or providing services for its subsidiaries. Under the BHCA, the Federal Reserve may approve the ownership of shares by a bank holding company in any company, the activities of which the Federal Reserve has determined to be so closely related to the business of banking or managing or controlling banks as to be a proper incident thereto. These activities include: operating a savings institution, mortgage company, finance company, credit card company or factoring company; performing certain data processing operations; providing certain investment and financial advice; underwriting and acting as an insurance agent for certain types of credit-related insurance; leasing property on a full-payout, non-operating basis; selling money orders, travelers' checks, and U.S. Savings Bonds; real estate and personal property appraising; providing tax planning and preparation services; and, subject to certain limitations, providing securities brokerage services for customers. The Federal Reserve must approve the acquisition (or acquisition of control) of a bank or other FDIC-insured depository institution by a bank holding company, and the appropriate federal banking regulator must approve a bank's acquisition (or acquisition of control) of another bank or other FDIC-insured institution.

Under the Change in Bank Control Act, no person may acquire control of a bank holding company such as the FS Bancorp unless the Federal Reserve has prior written notice and has not issued a notice disapproving the proposed acquisition. In evaluating such notices, the Federal Reserve takes into consideration such factors as the financial resources, competence, experience and integrity of the acquirer, the future prospects of the bank holding company involved and its subsidiary bank and the competitive effects of the acquisition. In January 2020, the Federal Reserve substantially revised its control regulations. Under the revised rule, control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of the bank holding company. Where an investor holds less than 25%, the Federal Reserve provides the following four-tiered approach to determining control: (1) less than 5%; (2) 5% -9.99%; (3) 10% - 14.99%; and (4) 15% - 24.99%. In addition to the four tiers, the Federal Reserve takes into account substantive activities, including director service, business relationships, business terms, officer/employee interlocks, contractual powers, and proxy contests for directors. The Federal Reserve Board may require the company to enter into passivity and, if other companies are making similar investments, anti-association commitments. Acquisition of more than 10% of any class of a bank holding company's voting stock constitutes a rebuttable presumption of control under the regulations under certain circumstances including where, as will be the case with the FS Bancorp, the issuer has registered securities under Section 12 of the Securities Exchange Act of 1934.

Regulatory Capital Requirements. The Federal Reserve has established minimum regulatory capital requirements generally applicable to bank holding companies with consolidated assets in excess of $3.0 billion as of June 30 of each year. For a description of the Company's capital requirements, see "Note 13 – Regulatory Capital" of the Notes to the Consolidated Financial Statements contained in "Item 8. Financial Statements and Supplementary Data" of this Form 10–K.

Restrictions on Dividends and Stock Repurchases. FS Bancorp's ability to declare and pay dividends is subject to the Federal Reserve limits and Washington law and may depend on its ability to receive dividends from 1st Security Bank. Federal Reserve policy limits the payment of a cash dividend by a bank holding company if the holding company's net income for the past year is not sufficient to cover both the cash dividend and a rate of earnings retention that is consistent with capital needs, asset quality and overall financial condition. A bank holding company that does not meet any applicable capital standard would not be able to pay any cash dividends under this policy. A bank holding company not subject to consolidated capital requirements is expected not to pay dividends unless its debt-to-equity ratio is less than 1:1, and it meets certain additional criteria. The Federal Reserve also has indicated that it would be inappropriate for a company experiencing serious financial problems to borrow funds to pay dividends. Except for a company that meets the applicable standard to be considered a well-capitalized and well-managed bank holding company and is not subject to any unresolved supervisory issues, a bank holding company is required to give the Federal Reserve prior written notice of any purchase or redemption of its outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of the company's consolidated net worth. The Federal Reserve may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe or unsound practice or would violate any law, regulation or regulatory order, condition, or written agreement. Under Washington corporate law, FS Bancorp generally may not pay dividends if after that payment it would not be able to pay its liabilities as they become due in the usual course of business, or its total assets would be less than the sum of its total liabilities.

Federal Securities Law. The stock of FS Bancorp is registered with the SEC under the Securities Exchange Act of 1934, as amended. As a result, FS Bancorp is subject to the information, proxy solicitation, insider trading restrictions, and other requirements under the Securities Exchange Act of 1934. FS Bancorp stock held by persons who are affiliates of FS Bancorp may not be resold without registration unless sold in accordance with certain resale restrictions. Affiliates are generally considered to be officers, directors, and principal shareholders. If FS Bancorp meets specified current public information requirements, each affiliate of FS Bancorp will be able to sell in the public market, without registration, a limited number of shares in any three-month period.

Taxation

Federal Taxation

General. FS Bancorp and 1st Security Bank are subject to federal income taxation in the same general manner as other corporations, with some exceptions discussed below. The following discussion of federal taxation is intended only to summarize certain pertinent federal income tax matters and is not a comprehensive description of the tax rules applicable to FS Bancorp. 1st Security Bank is no longer subject to U.S. federal income tax examinations by tax authorities for years ended before 2021, and income tax returns have not been audited for the period of 2015 to 2025.

FS Bancorp files a consolidated federal income tax return with 1st Security Bank. Accordingly, any cash distributions made by FS Bancorp to its shareholders would be considered to be taxable dividends and not as a non-taxable return of capital to shareholders for federal and state tax purposes. For additional information, see "Note 10 – Income Taxes" of the Notes to Consolidated Financial Statements included in "Item 8. Financial Statements and Supplementary Data" of this Form 10–K.

Method of Accounting. For federal income tax purposes, FS Bancorp currently reports its income and expenses on the accrual method of accounting and uses a fiscal year ending on December 31 for filing its federal income tax return.

Net Operating Loss Carryovers. The Company may carryforward net operating losses indefinitely. At December 31, 2025, the Company had no net operating losses.

Corporate Dividends-Received Deduction. FS Bancorp may eliminate from its income dividends received from 1st Security Bank as a wholly-owned subsidiary of FS Bancorp if it elects to file a consolidated return with 1st Security Bank. The corporate dividends-received deduction is 100%, or 80%, in the case of dividends received from corporations with which a corporate recipient does not file a consolidated tax return, depending on the level of stock ownership of the payor of the dividend. Corporations which own less than 20% of the stock of a corporation distributing a dividend may deduct 70% of dividends received or accrued on their behalf.

Washington Taxation

The Company and the Bank are subject to a business and occupation tax which is imposed under Washington law at the rate of 2.1% of gross receipts. Interest received on loans secured by mortgages or deeds of trust on residential properties and certain U.S. Government and agency securities are not subject to this tax. The Company recognized $2.3 million and $1.7 million in business and occupation tax expense for the years ended December 31, 2025 and 2024.

Item 1A. Risk Factors

An investment in our common stock is subject to risks inherent in our business. Before making an investment decision, you should carefully consider the risks and uncertainties described below together with all the other information included in this report and our other documents filed with and furnished to the SEC. In addition to the risks and uncertainties described below, other risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially and adversely affect our business, financial condition, capital levels, cash flows, liquidity, results of operations, and prospects. The market price of our common stock could decline significantly due to any of these identified or other risks, and you could lose some or all your investment. The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements. This report is qualified in its entirety by these risk factors.

Risks Related to Macroeconomic Conditions

Our business may be adversely affected by downturns in the national economy and in the economies in our market areas.

Our primary market areas are in the Puget Sound region of Washington and Kitsap, Clallam, Jefferson, Grays Harbor, Thurston, and Benton counties. Following the acquisition of seven banking branches in 2023, our footprint expanded to include Klickitat County in Washington, and Lincoln, Malheur and Tillamook counties in Oregon. Adverse economic conditions in our market areas, including declining employment, reduced consumer spending, or business failures, could adversely affect our growth, customers' ability to repay loans, and consequently, our business, financial condition, and results of operations.

Broader macroeconomic factors may also adversely affect our performance. Although inflation has moderated, higher input costs and persistent wage pressures continue to affect many borrowers, while the Federal Reserve's interest rate reductions in late 2025 have resulted in increased margin compression and reduced yields on adjustable- and variable-rate loans. Additionally, slowing economic activity, shifting consumer sentiment, and higher levels of household debt may negatively affect credit performance in our consumer and commercial portfolios. Trade disputes, tariffs, U.S. - China tensions, and shifting global supply chain patterns may continue to influence operating costs for our commercial borrowers, particularly those dependent on construction materials, manufacturing inputs, or exports.

A downturn in economic conditions, whether due to recessionary conditions, inflation or deflation, interest rate volatility, geopolitical conflicts, market instability, adverse weather events, or other factors, could have a material adverse effect on the business, financial condition, and results of operations. Any of these conditions could lead to:

- Reduced demand for our products and services, potentially leading to lower loan originations, deposits or other revenue.

- Elevated loan delinquencies, nonperforming assets, and foreclosures.

- An increase in our ACL on loans.

- Depreciation in collateral values securing our loans, thereby diminishing borrowing capacities and asset values tied to existing loans.

- Reduced net worth and liquidity of loan guarantors, possibly impairing their ability to meet commitments to us.

- Reduction in our low-cost or noninterest-bearing deposits, adversely affecting our funding costs and liquidity.

A substantial portion of our loan portfolio consists of loans secured by real estate or fixtures affixed to real property. Any decline in real estate market values could materially affect borrowers' ability to repay loans and reduce the value of collateral. Real estate values are affected by various factors, including economic trends, government regulations, zoning and tax policies, interest rates, natural disasters (including earthquakes and floods), and disruptions in construction or materials supply. Forced liquidation of collateral during periods of declining real estate values could materially impair our financial condition and results of operations.

Monetary policy, interest rate volatility, inflation, deflation, and other external economic factors could adversely impact our financial performance and operations.

Our financial condition and results of operations are influenced by monetary, fiscal, and trade policies, including those of the Federal Reserve, the U.S. Treasury, and other governmental authorities. Actions by these authorities may lead to inflation, deflation, changes in interest rates, or other economic conditions that could materially adversely affect our results of operations. Tariffs, supply-chain disruptions, or rising costs could reduce the ability of our clients, particularly small- and medium-sized businesses, to repay loans, negatively affecting credit quality and financial performance. Prolonged inflation may increase operational costs, including wages and benefits, while fluctuations in interest rates and the yield curve can significantly impact our net interest income. Interest rates may not move in alignment with inflation or deflation, adding uncertainty to the economic environment.

Risks Related to our Lending Activities

Our loan portfolio possesses increased risk due to a large percentage of consumer loans.

Our consumer loans accounted for $597.0 million, or 22.5% of our total gross loan portfolio as of December 31, 2025, of which $525.8 million (88.1% of total consumer loans) consisted of indirect home improvement loans (some of which were not secured by a lien on the real property), $68.1 million (2.6% of total consumer loans) consisted of marine loans secured by boats, and $3.0 million (0.1% of total consumer loans) consisted of other consumer loans, which includes personal lines of credit, credit cards, automobiles, direct home improvement, loans on deposit, and recreational loans. Generally, we consider these types of loans to involve a higher degree of risk compared to first mortgage loans on owner-occupied, one-to-four-family residential properties. As a result of our large portfolio of consumer loans, it may become necessary to increase the level of provision for credit losses on loans, which would reduce profits. Consumer loans generally entail greater risk than one-to-four-family residential mortgage loans, particularly in the case of loans that are secured by rapidly depreciable assets, such as automobiles and boats. In these cases, any repossessed collateral for a defaulted loan may not provide an adequate source of repayment of the outstanding loan balance.

Most of our consumer loans are originated indirectly through third-party dealers, which presents greater risk than our direct lending products because we do not have direct contact with the borrower. Unlike direct loans where the borrower applies with us directly, in indirect originations the dealer, who has a financial interest in completing the sale, assists the borrower in preparing the loan application. Although we disburse the loan proceeds directly to the dealer upon receipt of a "completion certificate" signed by the borrower, the absence of direct interaction with the borrower increases the risk of material misstatements in the loan application or misuse of loan proceeds by either the borrower or the dealer. In addition, if the work is not properly performed, the borrower may cease payment on the loan until the problem is rectified.

Although we file a UCC-2 financing statement to perfect the security interest in the personal property collateral for most fixture loans, there are no guarantees on our ability to collect on that security interest or that the repossessed collateral for a defaulted fixture loan will provide an adequate source of repayment for the outstanding loan given the limited stand-alone value of the collateral. See "Item 1. Business – Lending Activities – Consumer Lending" and "– Asset Quality."

Our business could suffer if we are unsuccessful in making, continuing, and growing relationships with home improvement contractors and dealers.

Our indirect home improvement lending, the largest component of our consumer loan portfolio, is reliant on our relationships with home improvement contractors and dealers. Specifically, our indirect home improvement loan operations rely on our ability to establish and maintain relationships with reputable contractors and dealers who originate loans at the point of sale. As of December 31, 2025, our indirect home improvement contractor/dealer network included 33 active contractors and dealers located across Washington, Oregon, California, Idaho, Colorado, Arizona, Minnesota, Nevada, Texas, Utah, Massachusetts, Montana, and New Hampshire. Indirect home improvement loans totaled $525.8 million, or 19.8% of our total gross loan portfolio, at December 31, 2025, reflecting approximately 29,000 loans with an average balance of approximately $18,000.

Although we have established relationships with home improvement contractors and dealers, these partnerships are generally not exclusive, some are newly formed, and they may be terminated at any time. An economic downturn or recession, coupled with tighter credit availability for contractors, dealers, and their customers, could lead to increased business closures, reduced sales, and lower loan volume within our contractor/dealer network. This could adversely affect our business, results of operations, and financial condition. Additionally, competition poses a significant risk. If competitors offer superior service or more attractive loan products, our contractor/dealer partners may terminate their relationships with us or refer customers to our competitors. Our reliance on a concentrated group of contractors and dealers further heightens this risk, as five dealers accounted for 74.5% of our 2025 annual loan volume. The loss of any one of these key dealers could materially reduce our loan origination volume. Failure to grow existing relationships or develop new ones could have a significant adverse impact on our results of operations and financial condition.

A significant portion of our business involves commercial real estate lending, which is subject to various risks that could adversely impact our results of operations and financial condition.

At December 31, 2025, our loan portfolio included $969.5 million of commercial real estate loans, or 36.5% of our total gross loan portfolio, including $177.1 million secured by non-owner occupied commercial real estate properties, and $262.2 million of multi-family real estate loans. The credit risk associated with these types of loans is generally higher than that of one-to-four-family residential loans. Repayment typically depends on the successful operation and income stream of the property securing the loan, as well as the value of the real estate collateral, both of which can be significantly affected by economic conditions.

Our focus on commercial and multi-family real estate loans increases our risk profile compared to traditional one-to-four-family lending. While these loans are intended to enhance the average yield of our earning assets, they involve different and possibly higher risks of delinquency or collection. This is due to several factors: (i) larger loan balances to a single borrower or groups of related borrowers increase exposure to credit risk; (ii) errors in assessing the collectability of these loans could require significant increases in our provision for credit losses as any charge-offs would be larger on a per-loan basis, which could materially and adversely affect our future earnings; and (iii) collateral evaluation for these types of loans requires more detailed and ongoing analysis during underwriting and throughout the loan term.

In addition, many of our commercial and multi-family loans are not fully amortizing and include balloon payments upon maturity. Balloon payments may require the borrower to either sell or refinance the underlying property in order to make the payment, increasing the risk of default or non-payment. In cases of foreclosure on commercial or multi-family real estate loans, the holding period for collateral is typically longer than for one-to-four-family residences because of the lack of liquidity in the secondary market for most types of commercial and multi-family real estate, limiting our ability to mitigate credit risk through asset sales. See "Item 1. Business – Lending Activities – Commercial Real Estate Lending" of this Form 10–K.

Repayment of our commercial business loans is often dependent on the cash flows of the borrower, which may be unpredictable, and the collateral securing these loans may fluctuate in value.

At December 31, 2025, our commercial business loan portfolio included commercial and industrial loans of $301.1 million, or 11.3%, and warehouse lending of $28.2 million, or 1.1%, of our total gross loan portfolio. Commercial business lending involves risks that are different from those associated with residential and commercial real estate lending. Real estate lending is generally considered to be collateral-based lending with loan amounts based on predetermined loan to collateral values and liquidation of the underlying real estate collateral being viewed as the primary source of repayment in the event of borrower default. Our commercial and industrial business loans are primarily made based on the cash flow of the borrower and secondarily on the underlying collateral provided by the borrower. The borrowers' cash flow may be unpredictable and collateral securing these loans may fluctuate in value. This collateral may consist of equipment, inventory, accounts receivable, or other business assets. In the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its customers. Other collateral securing these loans may depreciate over time, may be difficult to appraise, may be illiquid, and may fluctuate in value based on the specific type of business and equipment. As a result, the availability of funds for the repayment of commercial and industrial business loans may be substantially dependent on the success of the business itself, which in turn, is often dependent in part upon general economic conditions and secondarily on the underlying collateral provided by the borrower. For additional information see, "Our residential mortgage warehouse lending program is subject to various risks that could adversely impact our results of operations and financial condition."

Our residential construction lending is subject to various risks that could adversely impact our results of operations and financial condition.

Our lending activities include extending real estate construction loans to individuals and builders, primarily for residential property development. As of December 31, 2025, our construction and development loan portfolio totaled $396.5 million, constituting 14.9% of our total gross loan portfolio, excluding $235.4 million in unfunded construction loan commitments. Of this portfolio, $266.2 million was allocated to speculative residential real estate projects, and $42.3 million was allocated to non-speculative residential custom construction. Additionally, we had two commercial note-secured lines of credit totaling $55.0 million in commitments, directed towards residential construction re-lenders with an outstanding balance of $29.2 million at December 31, 2025. The risks associated with the collateral underlying our commercial construction warehouse lines are similar to those associated with our residential construction and development loans.

Construction financing involves a higher degree of credit risk compared to longer-term financing for improved, owner-occupied real estate. These risks include: (i) advanced disbursement of funds based on estimated project costs to achieve future value at completion, making repayment dependent on successful completion; (ii) uncertainty in estimating construction costs and the market value of completed projects; (iii) governmental regulations and changes in housing demand, which can significantly impact project valuations; and (iv) builder concentration as loans are often concentrated among a small group of builders, increasing exposure to individual credit risks. Market downturns in housing or real estate could result in increased delinquencies, defaults, and foreclosures, significantly impairing the value of collateral and limiting recovery through foreclosure sales. Further, many of our construction loans include interest reserves, allowing borrowers to defer payments by capitalizing interest into the loan principal during the construction phase. As a result, repayment often depends on the project's success, such as the borrower's ability to sell or lease the property or secure permanent financing. If the appraised value of a completed project is overstated, we may have inadequate collateral to cover the loan, resulting in potential losses. In addition, monitoring construction loans requires extensive oversight, including cost comparisons and on-site inspections, making these loans more difficult and costly to monitor.

Increases in market rates of interest can substantially increase borrowing costs for end-purchasers, potentially reducing the ability of homeowners to finance completed homes or overall demand for projects. Properties under construction are often difficult to sell before completion, which complicates the process to resolve problem construction loans. In some cases, we may need to advance additional funds or hire another builder to complete the project, exposing us to market risks and potential financial losses if sale proceeds fail to cover outstanding loan amounts and associated costs.

Furthermore, as of December 31, 2025, our outstanding construction and development loans included $134.4 million in speculative one-to-four-family construction loans and $4.5 million in land acquisition and development loans. Speculative construction loans involve financing projects without a committed buyer, with repayment relying heavily on market demand upon project completion. Fluctuating market conditions can significantly impact the salability of such properties and, by extension, loan repayment. The absence of a confirmed buyer during the construction phase increases uncertainty and risk. Land acquisition loans are often associated with properties lacking income-generating capabilities, with repayment depending on the successful development, sale, or lease of the property. Unlike developed properties, undeveloped land tends to be illiquid and may not readily convert to cash. The lack of income and potential challenges in liquidating the collateral increases the risk of these loans, especially in the event of default. Given these inherent uncertainties, rigorous monitoring, continuous market evaluations, and proactive management of speculative construction and land acquisition loans are essential to mitigate risks and minimize potential adverse impacts on our loan portfolio and financial performance.

At December 31, 2025, $9.2 million in real estate construction and development loans were nonperforming. A substantial increase in nonperforming loans in this segment could significantly affect our financial condition and results of operations.

Our residential mortgage warehouse lending program is subject to various risks that could adversely impact our results of operations and financial condition.

At December 31, 2025, we had approved residential warehouse lending lines to three companies in varying amounts from $3.0 million to $9.0 million, for an aggregate amount of $15.5 million. At December 31, 2025, there was $2.5 million outstanding under these residential warehouse lines, compared to $2.2 million outstanding at December 31, 2024.

This program provides short-term funding to these companies to facilitate the origination of residential mortgage loans for sale in the secondary market. Our warehouse lending lines are secured by the underlying notes associated with mortgage loans originated by the mortgage banking companies. In addition, we generally require guarantees from the principal shareholder(s) of each mortgage banking company. These loans are repaid when the mortgage notes are sold into the secondary market, with the sales proceeds used to pay down the outstanding balance before being disbursed to the mortgage banking company.

There are numerous risks associated with residential mortgage warehouse lending, including, but not limited to: (i) potential default by the mortgage bankers who borrow from us; (ii) intentional misrepresentation or fraud by the mortgage banking companies; (iii) changes in the market value of mortgage loans during the warehouse-period, primarily due to interest rate fluctuations, which may affect salability; (iv) unsalable or impaired mortgage loans could lead to decreased collateral value and the failure of a purchaser of the mortgage loan to purchase the loan from the mortgage banker, and (v) the volatility of mortgage loan originations.

The underlying collateral risks associated with our residential mortgage warehouse lines are similar to the risks related to our one-to-four-family residential mortgage loans. See also, "Revenue from mortgage banking operations is sensitive to changes in economic conditions, decreased economic activity, a slowdown in the housing market, higher interest rates or new legislation and may adversely impact our financial condition and results of operations."

If our ACL on loans is not sufficient to cover actual loan losses, our earnings could be reduced.

Our business depends on the creditworthiness of our customers. As with most financial institutions, we maintain an ACL on loans to reserve for estimated potential losses on loans from defaults and represents management's best estimate of expected credit losses inherent in the loan portfolio. Determining the appropriate level of the ACL on loans involves estimating future losses at the time a loan is originated or acquired, incorporating a broader range of information and future economic scenarios.

The determination of the appropriate level of the ACL on loans inherently involves a high degree of subjectivity and requires various assumptions and judgments about the collectability of our loan portfolio, including the creditworthiness of borrowers and the value of the real estate and other assets serving as collateral for loan repayment. In determining the amount of the ACL on loans, we review loans, analyze our historical loss and delinquency experience, and evaluate economic conditions. Management also recognizes that significant new growth in loan portfolios, new loan products, and the refinancing of existing loans can result in portfolios comprised of unseasoned loans that may not perform as historical or projected trends suggest, increasing the risk that our ACL may be insufficient to absorb credit losses without significant additional provisions. If our assumptions are incorrect, our ACL on loans may not be sufficient to cover actual losses, resulting in additional provisions for credit losses on loans to replenish the ACL.

Deterioration in economic conditions, new information regarding existing loans, identification of additional problem loans or relationships, and other factors, both within and outside of our control, may increase our loan charge-offs and/or otherwise require an increase in our provision for credit losses on loans. In addition, bank regulatory agencies periodically review our ACL on loans. Based on their assessment, they may require additional provisions for credit losses or loan charge-offs. Any increase in the provision for credit losses on loans affects net income and could materially impact our financial condition, results of operations, and capital.

Our business may be adversely affected by credit risk associated with residential property.

At December 31, 2025, $628.8 million, excluding loans held for sale of $43.7 million, or 23.7% of our total loan portfolio was secured by first liens on one-to-four-family residential loans. Additionally, home equity lines of credit and second lien mortgages totaled $88.3 million, or 3.3% of our total loan portfolio at that date. These loans are sensitive to regional and local economic fluctuations, which can significantly impact borrowers' ability to meet payment obligations, making loss levels difficult to predict. A downturn in housing markets, particularly in Washington (and to a lesser extent in Oregon), where a concentration of our loans exists could reduce the value of the collateral securing these loans and increase our risk of loss upon a default by the borrower. Economic decline or reduced real estate sales volumes and prices, coupled with higher unemployment rates, may increase loan delinquencies and asset quality concerns, which could also negatively impact demand for our products and services.

Residential loans with higher combined loan-to-value ratios are more vulnerable to property value fluctuations, potentially leading to increased default rates and higher losses, compared to loans with lower loan-to-value ratios. Further, the majority of our home equity lines of credit are second mortgage loans. In the event of defaults on these second mortgage-secured lines of credit, recovering loan proceeds can be challenging unless we cover the first mortgage loan repayment. This repayment, along with foreclosure costs, must be justified by the property's value.

These factors may result in elevated rates of delinquencies, defaults, and related losses, which would adversely affect our net income.

Severe flooding in Western Washington and Oregon in November 2025, as well as the increasing frequency and severity of flood and wildfire events, could materially and adversely affect the credit quality of our loan portfolio and the adequacy of our allowance for credit losses.

The catastrophic flooding that occurred in November 2025 in Western Washington and Oregon has heightened the risks associated with our loan portfolio, particularly in flood-prone areas where we have significant credit exposure. Borrowers affected by the flooding may experience financial hardship, impairing their ability to meet their loan obligations and increasing the likelihood of delinquencies, nonperforming loans, and charge-offs. Damage to, or destruction of properties securing our loans may also reduce collateral values, which could increase potential losses.

Our ability to recover losses may be further limited if borrowers lack adequate insurance coverage or if insurance claims are delayed or denied. In addition, the flooding caused economic disruption in the impacted communities, including business closures and job losses, which continue to reduce borrowers' repayment capacity and require adjustments to our credit loss assumptions.

Moreover, climate-related events, including both flooding and wildfires, are occurring with greater frequency and severity. These trends may increase the long-term risks to our loan portfolio and may necessitate increases to our allowance for credit losses. While we regularly evaluate the adequacy of our allowance based on current conditions and reasonable and supportable forecasts, there can be no assurance that our allowance will be sufficient to cover actual losses, particularly if sever weather-related events persist or worsen.

Nonperforming assets take significant time to resolve and adversely affect our results of operations and financial condition and could result in losses in the future.

At December 31, 2025, our nonperforming assets (which consisted of nonaccrual loans) were $18.7 million or 0.59% of total assets. Nonperforming assets adversely affect our earnings in various ways. We do not record interest income on nonaccrual loans or foreclosed assets, thereby adversely affecting our income and increasing our loan administration costs. Upon foreclosure or similar proceedings, we record the repossessed asset at the estimated fair value, less costs to sell, which may result in a write down or loss. If we experience increases in nonperforming loans and nonperforming assets, our losses and troubled assets could increase significantly, which could have a material adverse effect on our financial condition and results of operations, as our loan administration costs could increase, each of which could have an adverse effect on our net income and related ratios, such as return on assets and equity. A significant increase in the level of nonperforming assets from current levels would also increase our risk profile and may impact the capital levels our regulators believe are appropriate in light of the increased risk profile.

While we reduce problem assets through collection efforts, asset sales, workouts and restructurings, decreases in the value of the underlying collateral, or in these borrowers' performance or financial condition, whether or not due to economic and market conditions beyond our control, could adversely affect our business, results of operations, and financial condition. In addition, the resolution of nonperforming assets requires significant commitments of time from management and our directors, which can be detrimental to the performance of their other responsibilities.

<u>Risk Related to Changes in Market Interest Rates</u>

Changes in interest rates may reduce our net interest income and may result in higher defaults in a rising rate environment.

Our earnings and cash flows are largely dependent upon our net interest income, which is significantly affected by interest rates. Interest rates are highly sensitive to factors beyond our control, including general economic conditions, market expectations, and policies set by governmental and regulatory bodies, particularly the Federal Reserve. Increases in interest rates could reduce our net interest income, weaken the housing market by further curbing refinancing activity and home purchases, and negatively affect the broader U.S. economy, potentially leading to slower economic growth or recessionary conditions. Interest rates may have remained elevated in 2025, with volatility continuing in short- and long-term yields, which may affect net interest income and credit quality.

We principally manage interest rate risk by managing our volume and mix of our earning assets and funding liabilities. If we are unable to manage this risk effectively, our business, financial condition, and results of operations could be materially affected.

Our net interest margin, the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities, can be adversely affected by interest rate changes. While yields on assets and costs of liabilities tend to move in the same direction, they may do so at different speeds, causing the margin to expand or contract. As our interest-bearing liabilities often have shorter durations than our interest-earning assets, a rise in the interest rates may lead to funding costs increasing faster than asset yields, compressing our net interest margin. Additionally, changes in the slope of the yield curve, such as flattening or inversion, can further pressure our margins as funding costs rise relative to asset yields. Conversely, falling rates could increase loan prepayments, leading to reinvestment in lower-yielding assets, and reducing income.

In a heightened rate environment, retaining deposits can become more costly. At December 31, 2025, we held $1.06 billion in certificates of deposit maturing within one year and $1.53 billion in noninterest-bearing and NOW checking accounts, and savings and money market accounts. If deposit and borrowing rates rise faster than loan and investment yields, our net interest income and overall earnings could decline. Additionally, adjustable-rate residential mortgage loans and home equity lines of credit may face increased default risks in a rising rate environment.

Changes in interest rates also affect the fair value of our MSRs. At December 31, 2025, we serviced $1.67 billion in loans, with associated MSRs recorded at an amortized cost of $8.6 million and an estimated fair value of $21.8 million. Rising rates generally increase MSR value by extending the life of underlying loans, while falling rates typically reduce MSR value through faster loan prepayments. Declines in MSR fair value could reduce our earnings. For additional information, see "Note 1 – Basis of Presentation and Summary of Significant Account Policies –*Subsequent Events*", "Note 4 – Mortgage Servicing Rights" and "Note 14 – Fair Value Measurements" of the Notes to Consolidated Financial Statements included in "Item 8. Financial Statements and Supplementary Data" of this Form 10–K.

Interest rate fluctuations also influence the fixed-rate investment securities, which inversely correlate with rate changes. At December 31, 2025, the fair value of our securities available-for-sale was $288.7 million, with unrealized net losses of $16.8 million, net of tax, reflected in stockholders' equity. These unrealized losses on securities have been partially offset by unrealized gains on cash flow and fair value hedges with net unrealized gains of $992,000, net of tax, at December 31, 2025. Further declines in fair value from sustained or additional rate increases could have an adverse effect on stockholders' equity.

While we employ asset and liability management strategies to mitigate interest rate risk, unexpected, substantial, or prolonged rate changes could materially affect our financial condition and results of operations. Additionally, our interest rate risk models and assumptions may not fully capture the impact of actual rate changes on our balance sheet or projected operating results. For further details, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Asset and Liability Management and Market Risk" of this Form 10–K.

Revenue from mortgage banking operations is sensitive to changes in economic conditions, decreased economic activity, a slowdown in the housing market, higher interest rates or new legislation and may adversely impact our financial condition and results of operations.

Our mortgage banking operations contribute significantly to our noninterest income, primarily through gains on the sale of one-to-four-family mortgage loans. These loans are sold pursuant to programs offered by FNMA, FHLMC, GNMA, FHA, VA, USDA Rural Housing, the FHLB, and non-Government Sponsored Enterprise ("GSE") investors, which collectively account for a substantial portion of the secondary market for such loans. Changes to these programs, our eligibility to participate, the criteria for loan acceptance, or related laws could materially and adversely affect our results of operations.

Mortgage banking is generally considered a volatile source of income because it depends largely on loan volume which is influenced by prevailing market interest rates. In a rising or higher interest rate environment, our originations of mortgage loans may decrease, resulting in fewer loans that are available to be sold to investors. This would result in a decrease in mortgage banking revenues and a corresponding decrease in noninterest income.

Our results of operations are also affected by noninterest expenses associated with mortgage banking activities, including salaries and employee benefits, occupancy, equipment, data processing, and other operating costs. During periods of reduced loan demand, we may face challenges in reducing these expenses proportionately, which could adversely impact our results of operations.

Although we sell loans into the secondary market without recourse, we provide customary representations and warranties to buyers. If these representations and warranties are breached, we may be required to repurchase the loans, potentially incurring a loss. As of December 31, 2025, we recorded a holdback reserve of $1.8 million to cover potential losses related to these guarantees for one-to-four-family loans sold into the secondary market.

Our securities portfolio may be negatively impacted by fluctuations in market value and interest rates.

Our securities portfolio may be impacted by fluctuations in market value, potentially reducing accumulated other comprehensive income and/or earnings. These fluctuations may result from changes in market interest rates, rating agency actions, issuer defaults, issues with underlying securities, lower market prices, or limited investor demand. Our available-for-sale debt securities in an unrealized loss position are evaluated to determine whether the decline in fair value has resulted from credit losses or other factors. If a credit loss is identified, an allowance for credit losses is recorded, resulting in a charge against earnings. Because available-for-sale securities are reported at estimated fair value, changes in interest rates can adversely affect our financial condition. The fair value of fixed-rate securities generally moves inversely with interest rate changes. Unrealized gains and losses on these securities are reported as a separate component of AOCI, net of tax.

Decreases in the fair value of securities available-for-sale resulting from increases in interest rates could have an adverse effect on shareholders' equity. Additionally, there is no assurance that the decline in market value will not result in credit losses, which would lead to additional provisions for credit losses that could materially affect our net income and capital levels.

If our hedging against interest rate exposure is ineffective, it could result in volatility in our operating results, including potential losses, which could have a material adverse effect on our results of operations and cash flows.

We employ hedging techniques to mitigate the adverse impacts of rising interest rates on our loans held for sale and interest rate locks provided to customers. Our hedging strategies adapt to varying interest rate levels and market dynamics, utilizing tools such as forward contracts, put and call options on securities, and other mortgage-backed derivatives. However, hedging strategies are not perfect and may not fully shield us from potential losses. The effectiveness of interest rate hedging could be compromised due to several factors, including but not limited to the following:

- Hedging strategies might not entirely align with the specific interest rate risks they aim to mitigate.

- The duration of the hedge may not match the underlying liability's duration, impacting its effectiveness.

- Risks arise from potential defaults or credit downgrades of counterparties involved in hedging transactions, impacting our ability to execute or assign our side of the hedge.

- Changes in fair value adjustments mandated by accounting standards can affect the value of derivatives used for hedging, leading to mark-to-market losses.

- Mark-to-market losses could reduce our stockholders' equity.

We may enter into derivative financial instruments such as interest rate swaps in order to mitigate our interest rate risks. These instruments expose us to several risks:

- Potential loss due to variations in the spread between the interest rate contract and the hedged item.

- Risks related to the counterparty's inability to fulfill obligations.

- Exposure to fluctuations and uncertainties in underlying asset prices due to interest rates and market volatility.

- Liquidity risk associated with the ease of buying or selling these instruments.

Losses on interest rate hedging derivatives could adversely affect our business, financial condition and prospects, leading to decreased net income.

We designate interest rate swaps as effective cash flow hedges under Accounting Standards Codification ("ASC") 815, "*Derivatives and Hedging.*" Regular evaluations measure hedge effectiveness, and any ineffectiveness may result from factors such as debt early retirement or counterparty creditworthiness. Ineffective hedges could materially impact our operations and cash flows, causing volatility in our financial results. Additionally, changes in accounting standards related to these derivatives, particularly ASC 815, could significantly increase earnings volatility.

Risks Related to Accounting Matters

We may experience future goodwill impairment, which could reduce our earnings.

In accordance with GAAP, we record assets acquired and liabilities assumed in a business combination at their fair value with the excess of the purchase consideration over the net assets acquired resulting in the recognition of goodwill. As a result, acquisitions typically result in recording goodwill. We perform a goodwill evaluation at least annually to test for goodwill impairment. Our test of goodwill for potential impairment is based on a qualitative assessment by management that takes into consideration macroeconomic conditions, industry and market conditions, cost or margin factors, financial performance and share price. Our evaluation of the fair value of goodwill involves a substantial amount of judgment. If our judgment was incorrect, or if events or circumstances change, and an impairment of goodwill was deemed to exist, we would be required to record a non-cash charge to earnings in our financial statements during the period in which such impairment is determined to exist. Any such charge could have a material adverse effect on our results of operations; however, it would have no impact on our liquidity, operations or regulatory capital.

Long-lived assets, such as purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated future cash flows expected to be generated by an asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. We had $3.6 million of goodwill at December 31, 2025.

Our reported financial results depend on management's selection of accounting methods and certain assumptions and estimates, which, if incorrect, could cause unexpected losses in the future.

Our accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. Management must exercise judgment in selecting and applying many of these accounting policies and methods, so they comply with generally accepted accounting principles and reflect management's judgment regarding the most appropriate manner to report our financial condition and results of operations. In some cases, management must select the accounting policy or method to apply from two or more alternatives, any of which might be reasonable under the circumstances, yet might result in the Company reporting materially different results than would have been reported under a different alternative.

Certain accounting policies are critical to presenting our financial condition and results of operations. They require management to make difficult, subjective or complex judgments about matters that are uncertain. Materially different amounts could be reported under different conditions or using different assumptions or estimates. These critical accounting policies include, but are not limited to, the ACL on loans, MSRs, derivative and hedging activity, fair value, income taxes, securities and unfunded commitments and acquisition accounting, including valuing assets and liabilities of an acquired company, including intangible assets such goodwill. Because of the uncertainty of estimates involved in these matters, we may be required to do one or more of the following: significantly increase the ALC and/or sustain credit losses that are significantly higher than the reserve provided or recognize significant losses on the impairment of goodwill.

For more information, refer to "Critical Accounting Estimates" included in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations of this Form 10–K.

Risk Related to Regulatory and Compliance Matters

We may become subject to supervisory actions and enhanced regulation that could have a material adverse effect on our business, reputation, operating flexibility and financial condition.

Under federal and state laws and regulations governing the safety and soundness of insured depository institutions, regulatory agencies such as state banking regulators, the DFI, the Federal Reserve, and the FDIC (as the insurer of bank deposits), have the authority to compel or restrict our actions if they determine that our capital levels are insufficient or that we are operating in a manner inconsistent with safe and sound banking practices. In addition to safety and soundness examinations, we and our subsidiaries are subject to oversight by state and federal regulators to ensure compliance with applicable laws, regulations, and consumer protection initiatives. This regulatory process may result in requirements to address identified concerns through informal or formal supervisory actions, such as board resolutions, memoranda of understanding, written agreements, or consent or cease-and-desist orders, requiring corrective actions or prohibiting specific activities. Failure to comply with the terms of such actions or directives could result in heightened supervisory measures, including consent orders, prompt corrective action restrictions, or additional regulatory penalties. These actions could impose significant restrictions on our ability to pursue new or existing business initiatives, which may adversely affect our business, reputation, and operational flexibility.

Climate change and related legislative and regulatory initiatives may materially affect the Company's business and results of operations.

The effects of climate change continue to raise significant concerns about the state of the environment. Federal and state policy approaches to climate change continue to evolve, and changes in legislative or regulatory priorities could alter the requirements and expectations placed on businesses, including banks, to address climate-related risks.

The lack of empirical data regarding the financial and credit risks posed by climate change still makes it difficult to predict its specific impact on our financial condition and results of operations. However, the physical effects of climate change, such as more frequent and severe weather disasters, could directly affect us. For instance, such events may damage real property securing loans in our portfolios or reduce the value of that collateral. If our borrowers' insurance is insufficient to cover these losses or if insurance becomes unavailable, the value of the collateral securing our loans could be negatively affected, potentially impacting our financial condition and results of operations. Moreover, climate change may adversely affect regional and local economic activity, harming our customers and the communities in which we operate. Regardless of changes in federal policy, the effects of climate change and their unknown long-term impacts could still have a material adverse effect on our financial condition and results of operations.

Non-compliance with the USA PATRIOT Act, Bank Secrecy Act, or other laws and regulations could result in fines or sanctions.

The USA PATRIOT and Bank Secrecy Acts and related regulations require financial institutions to develop programs to prevent financial institutions from being used for money laundering and terrorist activities. Failure to comply with these regulations could result in fines or sanctions. While we have developed policies and procedures designed to assist in compliance with these laws and regulations, no assurance can be given that these policies and procedures will be effective in preventing violations of these laws and regulations. If our policies and procedures are deemed deficient, we would be subject to liability, including fines and regulatory actions, which may include restrictions on our ability to pay dividends and the denial of regulatory approvals to proceed with certain aspects of our business plan. Additionally, any perceived or actual failure to prevent money laundering or terrorist financing activities could significantly damage our reputation. These outcomes could have a material adverse effect on our business, financial condition, results of operations, and growth prospects.

Risks Related to Cybersecurity, Data, Fraud, Third Parties and Technology

We rely on other companies to provide key components of our business infrastructure.

We rely on numerous external vendors to provide products and services necessary for our day-to-day operations. Accordingly, our operations are exposed to risks associated with vendor performance under service-level agreements. If a vendor fails to meet its contractual obligations due to changes in its organizational structure, financial condition, support for existing products and services, strategic focus, or any other reason, our operations could be disrupted, potentially causing a material adverse impact on our financial condition and results of operations. Furthermore, we could be adversely affected if a vendor agreement is not renewed or is renewed on terms less favorable to us. Regulatory agencies also require financial institutions to remain accountable for all aspects of vendor performance, including activities delegated to third parties. Additionally, disruptions or failures in the physical infrastructure or operating systems supporting our business and customers, or cyber-attacks or security breaches involving networks, systems, or devices used by our customers to access our services, could lead to client attrition, regulatory fines or penalties, reputational damage, reimbursement or compensation costs, and increased compliance expenses. Any of these outcomes could materially and adversely affect our financial condition and results of operations.

We are subject to certain risks in connection with our use of technology.

Our security measures may not be sufficient to mitigate the risk of a cyber-attack. Communications and information systems are essential to our business operations, as we rely on these systems to manage customer relationships, maintain our general ledger, and support virtually all other aspects of our operations. Our business depends on the secure processing, storage, and transmission of confidential and other information through our computer systems and networks. Although we take protective measures and adapt them as circumstances evolve, our systems, software, and networks may remain vulnerable to breaches, unauthorized access, denial-of-service attacks, misuse, malware, or other cyber threats. If any of these events occur, they could compromise our or our customers' confidential information, disrupt operations, or harm our customers and counterparties.

We may incur significant expenses to investigate and remediate security vulnerabilities, enhance protective measures, or address the impact of a cyber-attack. Such incidents could expose us to litigation, regulatory scrutiny, and financial losses not fully covered by insurance. They could also cause significant reputational damage, which may deter customers from using our services.

Cybersecurity risks are particularly acute in internet banking. Increases in criminal sophistication, advances in technology, or vulnerabilities in third-party systems (such as browsers and operating systems), could lead to breaches that compromise the security of data and transactions. A breach could discourage customers from using our online services, negatively impacting our business.

While we have developed and continue to invest in systems and processes to detect and prevent security breaches, no system is foolproof. Breaches could result in financial losses to us or our customers, reputational harm, additional compliance costs, business disruption, regulatory penalties, and potential legal liabilities. These outcomes could materially adversely affect our financial condition, results of operations, and ability to grow our online services. In addition, our security measures may not protect us from system failures or interruptions. Although we have policies and procedures to mitigate such risks, we cannot guarantee their effectiveness. We also rely on third-party providers for data processing and operational support. While we carefully select these providers, we do not control their actions. If a third-party vendor experiences disruptions, cyber-attacks, or fails to meet our service standards, it could impair our ability to process transactions, deliver products and services, or conduct business. Transitioning to alternative vendors could involve significant delays and costs.

Further, information security risks may arise from the processing of customer data by third-party vendors and their personnel. We cannot assure you that breaches, system failures, or interruptions will not occur or that they will be adequately addressed by us or our vendors. Additionally, our insurance coverage may not fully protect against all losses from such events.

If any of our third-party providers experience financial, operational, or technological difficulties, or if disruptions occur in our relationships with them, we may be required to find alternative service providers. This could involve negotiating less favorable terms or incurring substantial costs to implement new systems. Any of these occurrences, whether system failures, security breaches, or vendor disruptions, could damage our reputation, result in customer and business losses, expose us to regulatory scrutiny and legal liabilities, and have a material adverse effect on our financial condition and results of operations.

Our current and future uses of Artificial Intelligence (AI) and other emerging technologies may create additional risks.

The increasing adoption of AI in financial services presents significant opportunities but also introduces a range of risks that could impact our operations, regulatory compliance, and customer trust. AI introduces model risk, where flawed algorithms or biased data could result in inaccurate credit decisions, compliance violations, or discriminatory outcomes in lending or customer service. Cybersecurity threats, such as data breaches, adversarial attacks, and data poisoning, pose significant challenges, particularly as these systems handle large volumes of sensitive customer information. Additionally, the opaque nature of some AI models, often referred to as "black-box" systems, raises regulatory compliance concerns, as regulators increasingly require transparency and explainability in AI-driven decision-making.

Operational risks also arise from potential system failures, over-reliance on AI, and integration challenges with existing infrastructure. Disruptions in AI systems could impact critical functions such as fraud detection, transaction monitoring, and customer support. Ethical and reputational risks, including unintended consequences or perceived unfairness in AI-driven decisions, may erode customer trust and expose us to regulatory scrutiny.

Mitigating these risks requires a robust governance framework, regularly testing and auditing of AI models, and strong human oversight. Investments in cybersecurity, data privacy protections, and employee training are critical to managing these risks.

We are subject to certain risks in connection with our data management or aggregation.

We are reliant on our ability to manage data and our ability to aggregate data in an accurate and timely manner to ensure effective risk reporting and management. Our ability to manage data and aggregate data may be limited by the effectiveness of our policies, programs, processes, and practices that govern how data is acquired, validated, stored, protected, and processed. While we continuously update our policies, programs, processes, and practices, many of our data management and aggregation processes are manual and subject to human error or system failure. Failure to manage data effectively and to aggregate data in an accurate and timely manner may limit our ability to manage current and emerging risks, as well as to manage changing business needs.

Our business may be adversely affected by an increasing prevalence of fraud and other financial crimes.

The Bank is susceptible to fraudulent activity that may be committed against us or our clients which may result in financial losses or increased costs to us or our clients, disclosure or misuse of our information or our client's information, misappropriation of assets, privacy breaches against our clients, litigation or damage to our reputation. Such fraudulent activity may take many forms, including check fraud, electronic fraud, wire fraud, phishing, social engineering and other dishonest acts. Nationally, reported incidents of fraud and other financial crimes have increased. We have also experienced losses due to apparent fraud and other financial crimes. While we have policies and procedures designed to prevent such losses, there can be no assurance that such losses will not occur.

Risks Related to Our Business and Industry Generally

Ineffective liquidity management could adversely affect our financial results and condition.

Effective liquidity management is essential for the operation of our business. We require sufficient liquidity to meet customer loan requests, customer deposit maturities/withdrawals, payments on our debt obligations as they come due, and other cash commitments under both normal operating conditions and other unpredictable circumstances causing industry or general financial market stress. Our access to funding sources in amounts adequate to finance our activities on terms that are acceptable to us could be impaired by factors that affect us specifically, or the financial services industry or economy generally. Factors that could detrimentally impact our access to liquidity sources include a downturn in the geographic markets in which our loans and operations are concentrated or difficult credit markets. Our access to deposits may also be affected by the liquidity needs of our depositors. In particular, a majority of our liabilities are checking accounts and other liquid deposits, which are payable on demand or upon several days' notice, while by comparison, a substantial majority of our assets are loans, which cannot be called or sold in the same time frame. Although we have historically been able to replace maturing deposits and advances as necessary, we might not be able to replace such funds in the future, especially if a large number of our depositors seek to withdraw their accounts, regardless of the reason. A failure to maintain adequate liquidity could materially and adversely affect our business, results of operations, or financial condition. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity" of this Form 10–K.

Our growth or future losses may require us to raise additional capital in the future, but that capital may not be available when it is needed or the cost of that capital may be exceedingly high.

We are required by federal regulatory authorities to maintain adequate levels of capital to support our operations. At some point, we may need to raise additional capital or issue additional debt to support our growth or replenish future losses. Our ability to raise additional capital or issue additional debt depends on conditions in the capital markets, economic conditions, and a number of other factors, including investor perceptions regarding the banking industry, market conditions, and governmental activities, and on our financial condition and performance. Such borrowings or additional capital, if sought, may not be available to us or, if available, may not be on favorable terms.

Accordingly, we cannot make assurances that we will be able to raise additional capital or issue additional debt if needed on terms that are acceptable to us, or at all. If we cannot raise additional capital or issue additional debt when needed, our ability to further expand our operations could be materially impaired and our financial condition and liquidity could be materially and adversely affected.

In addition, any additional capital we obtain may dilute the interests of existing holders of our common stock. Further, if we are unable to raise additional capital when required by our bank regulators, we may be subject to adverse regulatory action.

The Company's ability to pay dividends and make subordinated debt payments is subject to the ability of the Bank to make capital distributions to the Company.

The Company is a separate legal entity from its subsidiary and does not have significant operations of its own. The long-term ability of the Company to pay dividends to its stockholders and debt payments is based primarily upon the ability of the Bank to make capital distributions to the Company, and also on the availability of cash at the holding company level. The availability of dividends from the Bank is limited by the Bank's earnings and capital, as well as various statutes and regulations. In the event the Bank is unable to pay dividends to the Company, the Company may not be able to pay dividends on its common stock or make payments on its outstanding debt. Consequently, the inability to receive dividends from the Bank could adversely affect the Company's financial condition, results of operations, and future prospects. At December 31, 2025, FS Bancorp had $8.1 million in unrestricted cash to support dividend and debt payments.

The markets in which the Company operates are subject to the risk of flooding, mudslides, and other natural disasters.

The Company's offices are located in Washington and Oregon. Also, most of the real and personal properties securing the Company's loans are located in either Washington or Oregon which areas are prone to flooding, mudslides, brush fires, earthquakes, and other natural disasters. In addition to possibly sustaining damage to its own properties, if there is a major flood, mudslide, brush fire, earthquake or other natural disaster, the Company faces the risk that many of the Company's borrowers may experience uninsured property losses, or sustained job interruption and/or loss which may materially impair their ability to meet the terms of their loan obligations. Therefore, a major flood, mudslide, brush fire, earthquake or other natural disaster could have a material adverse effect on the Company's business, financial condition, results of operations, and cash flows.

Regulatory changes to diversity, equity and inclusion ("DEI") and environmental, social and governance ("ESG") practices may adversely impact our reputation, compliance costs, and business operations

Recent federal actions, including changes in federal DEI and ESG guidance, have shifted oversight of DEI and ESG practices. These developments alter the regulatory expectations and compliance requirements for companies with DEI and ESG initiatives. This shift increases compliance risk for companies with DEI and ESG initiatives, and new guidance may restrict voluntary programs and training, potentially requiring policy changes, reporting adjustments, and operational modifications.

At the same time, state-level requirements remain inconsistent. Some continue to mandate diversity or climate disclosures, while others limit DEI and ESG activities, creating additional operational complexity for multi-state businesses.

Failure to align DEI and ESG efforts with the current legal framework could result in reputational harm, legal challenges, financial penalties, and limitations on government contracting. Private third-party ESG and DEI evaluations may further influence investor decisions, access to capital, and stakeholder perception.

Although investors, customers, and other stakeholders continue to expect transparency and commitment to broader ESG goals, including workforce diversity, community engagement, and responsible governance, scaling back DEI or ESG efforts to comply with federal mandates may trigger criticism from investors, advocacy groups, and employees. Meanwhile, misalignment with state laws or rating agencies could affect market perception and access to capital.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Risk Management Strategy

As a financial institution, cybersecurity presents significant risks that could materially impact the Company's operations, financial performance, and reputation. A successful cyberattack could result in operational disruptions, financial losses, regulatory scrutiny, legal liability, and reputational damage. Accordingly, the protection of customer and business information is a top priority. Cybersecurity risk management is a component of the Company's formal Information Security Program. The Information Security Program is incorporated into the Company's Enterprise Risk Management Program, ensuring a holistic approach to risk prevention, detection, mitigation, and remediation of cybersecurity threats.

The Information Security Program is based on regulation and guidance established by agencies, including but not limited to, the Federal Financial Institutions Counsel ("FFIEC") and the FDIC. The Information Security Program begins with risk assessment. At least annually, the Company's Information Security team completes an information security risk assessment in accordance with regulatory guidance. While cyber threats are included in the overall information security risk assessment, a targeted cybersecurity risk assessment is also completed, utilizing the FFIEC Cybersecurity Assessment Tool ("FFIEC CAT"). The FFIEC CAT specifically assesses the maturity and effectiveness of the Bank's cybersecurity programs. In addition to the FFIEC CAT, the Bank partners with internal and external auditors to conduct various assessments throughout the year to identify, manage, and mitigate cybersecurity risks. The assessments conducted include but are not limited to: vulnerability assessments, penetration testing, social engineering, and onsite security assessments. Risk assessments consider size and complexity, are formally documented, and adapt to changes in the technology and organizational environment. Management and the Board of Directors use risk assessment data to make informed risk management decisions based on a full understanding of the risks. Management and the Board also consider the results of these assessments when overseeing operations. A strong, high-level risk assessment process provides the foundation for more detailed assessments within the functional risk management areas, as well as improves policy and internal control decisions across the organization.

Information Security Risk Assessment

Information security controls result from an effective risk assessment process. The Company identifies, measures, controls, and monitors threats to avoid risks that threaten the safety and soundness of the organization. In accordance with the Gramm-Leach-Bliley Act (GLBA) and FDIC regulation 12 CFR Part 364 Appendix B III B, the objectives of the information security risk assessment include:

- Identifying reasonably foreseeable internal and external threats that could result in unauthorized disclosure, misuse, alteration, or destruction of customer information or customer information systems.

- Assessing the likelihood and potential damage of these threats, taking into consideration the sensitivity of customer information.

- Assessing the sufficiency of policies, procedures, customer information systems, and other arrangements in place to control risks.

Cybersecurity Risk Assessment

Cybersecurity is an integral subset of information security and refers to anything intended to protect enterprises and individuals from intentional attacks, breaches, incidents, and consequences. The foundation of this protection begins with identifying the risk of these threats and assessing the controls in place to mitigate such risks. The Company has included cyber threats in its information security risk assessment in accordance with regulatory guidance and conducts a targeted cyber risk assessment using the FFIEC CAT. Utilizing the FFIEC CAT, the Company's inherent risk profile is documented along with its maturity level and effectiveness in managing cyber risk.

Both the Information Security Risk Assessment and the FFIEC CAT results are presented to, and approved by, the Audit Committee of the Board of Directors at least annually.

Risk Management Plan

Once risk assessments are complete, a risk management plan is prepared to ensure controls are developed or enhanced to mitigate risks to acceptable levels. The Risk Management Plan is presented to, and approved by, the Audit Committee of the Board of Directors annually and progress on remediation activities is shared quarterly.

Information Security Program

- **Vendor Management.** The Company maintains a formally documented Vendor Management Program that includes an information security review of all new and existing third-party vendor relationships. The Vendor Management team ensures initial and ongoing due diligence is performed on all third-party relationships according to policy. Quarterly Vendor Management program updates are provided, and the policy is reviewed and approved annually by the Audit Committee of the Board of Directors.

- **Implementation of a multi-faceted threat intelligence gathering process.** The Information Security and Information Technology teams subscribe to several threat intelligence news feeds and regularly attend cybersecurity threat intelligence webinars, trainings, and peer groups. Information on threat gathering is included in a quarterly report to the Board of Directors.

- **Implementation of a multi-layered defense strategy to fortify information protection.** Technical, physical, and administrative control redundancies are deployed to ensure multiple layers of protection are in place against cyber threats. Control design and operating effectiveness is tested regularly by independent audit firms and reported to senior management and the Audit Committee of the Board of Directors.

- **Comprehensive security awareness training and testing for all bank employees.** Various communication strategies to communicate new and existing cybersecurity threats are used. Employees receive regular virtual and in-person security awareness training through simulated tests, online training courses, company communications, and in-person training and testing events. Training and testing efforts are included in the quarterly update to the Board of Directors.

- **Incident Response.** A comprehensive Incident Response Plan has been developed and tested. The Plan contains information for employees to ensure they can recognize, investigate, communicate, prevent, and document an incident that threatens the confidentiality, integrity, or availability of information or systems. All incidents are reported to, and the Plan is reviewed and approved by, the Audit Committee of the Board of Directors.

- **Independent Audit and Testing.** The Company's Audit Department schedules and oversees a regular review of program design and effectiveness by independent third-party audit firms that specialize in technology and cybersecurity. Results are reported directly to senior management and the Audit Committee of the Board of Directors.

- **Remediation Tracking.** Remediation and tracking sheets are developed for all audit and assessment results. Progress is monitored by the Audit Department and reported to the Audit Committee of the Board of Directors regularly.

- **Cyber Insurance Coverage.** The Company maintains a cyber insurance policy as part of its overall risk management strategy to mitigate financial losses in the event of a cybersecurity incident.

Governance

The Company's Board of Directors provides active oversight of cybersecurity threats in accordance with the Board-approved Information Security Policy and Program. Direct oversight of the Program is delegated to the Audit Committee of the Board of Directors. The Audit Committee has an established risk appetite statement that defines the Company's risk acceptance tolerance. The Audit Committee reviews and approves the Risk Appetite statement annually. The Audit Committee also plays a critical role in overseeing the Bank's efforts to develop, implement, and maintain an effective Information Security Program. With direction and oversight by the Audit Committee, the Bank's Chief Risk Officer ("CRO") oversees the enterprise-wide risk management program, and the Chief Information Officer ("CIO") and the Information Security Manager are the Board-appointed Information Security Officers, responsible for the Information Security Program, including cybersecurity. The CRO, CIO, and Information Security Manager report cybersecurity related matters directly to the Audit Committee.

The Information Security team, engaged in enterprise-wide cybersecurity strategy, policy, standards, architecture, and processes, ensures a complete approach to safeguarding the confidentiality, integrity, and availability of sensitive information. The Information Security team consists of experienced information security professionals and is led by the CIO. The CIO has more than 25 years of information technology and banking leadership experience and holds a Certified Information Systems Security Professional ("CISSP") designation. Reporting to the CIO is the Information Security Manager who has more than 10 years of cybersecurity experience in the Financial Institution industry and possesses a master's degree in information systems management with an emphasis in cybersecurity. Complementing the independent Information Security team, is the Information Technology (IT) team. The IT System Administration & Engineering Manager has over 10 years financial institution technology experience and a master's degree in information systems management with a cybersecurity management specialization and the Systems Support Manager has over 20 years of financial institution technology experience, ensuring technology operations occur with a security-focused mindset. In addition to experienced information security and information technology teams, the Company engages with industry experts for managed security services. This collaborative effort includes threat intelligence gathering, firewall management, intrusion detection system monitoring, intrusion prevention services, and security information and event management monitoring, ensuring round-the-clock protection.

The Vendor Management team ensures compliance with the organization's Vendor Management Policy, including initial and ongoing due diligence of all third-party providers.

Risk assessments and risk management plans are developed, communicated, and tracked. Annually, the CIO and Information Security Manager present the Information Security Risk Assessment to the IT Steering Committee and to the Audit Committee of the Board of Directors for review and approval. Quarterly, the CIO and Information Security Manager provide an Information Security Risk Management Plan status report to the Audit Committee and an Information/Cybersecurity Status report to the full Board of Directors. Reports encompass internal information and cybersecurity assessments, business continuity plans, disaster recovery measures, incident response planning and testing, patch management and vendor management program statuses, as well as internal self-audit results. The information security risk assessment and updates on projects aimed at fortifying information security systems and emerging cybersecurity threat insights are communicated to the Audit Committee, maintaining transparency, and ensuring informed decision-making. Annual review and approval of information security-related policies by the Audit Committee underscore our commitment to governance and regulatory compliance.

Audits and testing of program effectiveness are coordinated by the Company's Senior Vice President of Audit who oversees the Audit Department and reports to the Audit Committee of the Board of Directors, independent of the technology and cybersecurity functions. The Audit Department utilizes independent third-party audit firms with technology and cybersecurity expertise. Results of all audits and independent assessments are delivered directly to senior management and the Audit Committee of the Board of Directors by the SVP of Audit.

The Information Security team serves as the Bank's dedicated cybersecurity incident response team. Cybersecurity incident response is a sub-section of the Bank's Incident Response Plan. The Information Security team handles the technical aspects of the Bank's response to a cybersecurity incident. Escalation instructions are included in the Plan for engaging resources outside the Information Security team. The Board is notified immediately of cybersecurity incidents, as per the incident response instructions.

Cybersecurity Incidents

As of the reporting period, the Company has not experienced any material cybersecurity incidents that have had a significant impact on operations, data integrity, or financial performance. However, the Company continuously monitors and evaluates cybersecurity threats, including those affecting third-party service providers. While some third-party vendors have reported cybersecurity events, none have materially impacted the Company's systems, computing environments, or customer data. The Company remains committed to enhancing its cybersecurity defenses through ongoing risk assessments, investment in technology, and adherence to industry best practices.

Item 2. Properties

At December 31, 2025, the Company maintained a headquarters office in Mountlake Terrace, Washington, an administrative office in Aberdeen, Washington, 27 full-service bank branches, and 13 loan production offices, with an aggregate net book value of $44.1 million. The Company owns its headquarters office, its administrative office and 21 of its 27 branch offices. The remaining branch offices and the seven stand-alone loan production offices are leased facilities. The lease terms for our branch and loan production offices are not individually material. The Company's leases have remaining lease terms of 3 months to 9.6 years, some of which include options to extend the leases for up to five years. In the opinion of management, all properties are adequately covered by insurance, are in a good state of repair and are suitable for the Company's needs. For additional information see "Note 5 – Premises and Equipment" of the Notes to Consolidated Financial Statements included in "Item 8. Financial Statements and Supplementary Data" of this Form 10–K.

The Company maintains depositor and borrower customer files on an on-line basis, utilizing a telecommunications network, portions of which are leased. Management has a business continuity plan in place with respect to the data processing system, as well as the Company's operations as a whole.

Item 3. Legal Proceedings

Because of the nature of our activities, the Company is subject to various pending and threatened legal actions which arise in the ordinary course of business. From time to time, subordination liens may create litigation which requires the Company to defend its lien rights. In the opinion of management, liabilities arising from these claims, if any, will not have a material effect on the Company's financial position.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's common stock is traded on The NASDAQ Stock Market LLC's Global Market, under the symbol "FSBW." At December 31, 2025, there were approximately 181 shareholders of record based upon securities position listings furnished to the Company by its transfer agent. This total does not reflect the number of persons or entities who hold stock in nominee or "street name" accounts with brokers.

1st Security Bank is a wholly-owned subsidiary of FS Bancorp. Under federal regulations, the dollar amount of dividends 1st Security Bank may pay to FS Bancorp depends upon its capital position and recent net income. Generally, if 1st Security Bank satisfies its regulatory capital requirements, it may make dividend payments up to the limits prescribed by state law and FDIC regulations. See "Item 1. Business – How We Are Regulated – Regulation of 1st Security Bank – Dividends" and "Regulation and Supervision of FS Bancorp – Restrictions on Dividends and Stock Repurchases."

The cash dividend policy is reviewed by management and the Board of Directors. Any dividends declared and paid in the future would depend upon a number of factors including capital requirements, the Company's financial condition and results of operations, tax considerations, statutory and regulatory limitations, and general economic conditions. No assurances can be given that any dividends will be paid or that, if paid, will not be reduced or eliminated in future periods. The future payment of dividends may depend, in part, upon receipt of dividends from the Bank, which are restricted by federal regulations. Management's projections show an expectation that cash dividends will continue for the foreseeable future.

Issuer Purchases of Equity Securities. The following table summarizes common stock repurchases during the quarter ended December 31, 2025:

Period	Total Number of Shares Purchased (1)		Average Price Paid per Share	Total Number of Shares Repurchased as Part of Publicly Announced Plan or Program	Maximum Dollar Value of Shares that May Yet Be Repurchased Under the Plan or Program(2)	
October 1, 2025 - October 31, 2025	19,958	$	39.94	19,958	$	5,028,760
November 1, 2025 - November 30, 2025	20,272		40.01	11,729		4,217,276
December 1, 2025 - December 31, 2025	6,717		40.22	6,717		3,947,473
Total for the quarter	46,947	$	40.01	38,404	$	3,947,473

_____

(1) Includes 8,543 shares internally repurchased by the Company acting as the cash counterparty for participants exercising options.

(2) On July 9, 2025, the Company announced a stock repurchase program authorizing the repurchase of up to $5.0 million of Company common stock, in addition to any amounts remaining under the prior repurchase program. On October 27, 2025, while a small amount remained available under the July 2025 program, the Board of Directors approved a new stock repurchase program authorizing the repurchase of up to $5.0 million of Company common stock. The July 2025 program was fully completed in October 2025. Repurchases under the October 2025 program may be made from time to time in the open market, through privately negotiated transactions, or by withholding shares upon the exercise of equity awards, during the 12-month period ending October 27, 2026. Repurchases under this program may be made from time to time in the open market, through privately negotiated transactions, or by withholding shares upon the exercise of equity awards, during the 12-month period ending October 27, 2026. The actual timing, price, and number of shares repurchased under the program depend on various factors, including any trading plan adopted under Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, the market price of the Company's common stock, general business and market conditions, and alternative uses of capital. These programs do not obligate the Company to repurchase any specific number of shares and may be expanded, extended, modified, or discontinued at any time.

Equity Compensation Plan Information. The equity compensation plan information presented under subparagraph (d) in Part III, Item 12 of this report is incorporated herein by reference.

Performance Graph. The following graph compares the cumulative total shareholder return on the Company's common stock with the cumulative total return on the NASDAQ S&P 500 Index (U.S. Stock) and S&P U.S. SmallCap Banks Index. Total return assumes the reinvestment of all dividends and that the value of common stock and bank index was $100 on December 31, 2020.



Source: S&P Global Market Intelligence

Index	12/31/20	12/31/21	12/31/22	12/31/23	12/31/24	12/31/25
FS Bancorp, Inc.	$ 100.00	$ 124.78	$ 127.80	$ 145.83	$ 166.69	$ 172.94
S&P 500 Index	100.00	128.71	105.40	133.10	166.40	196.16
S&P U.S. SmallCap Banks Index	100.00	139.21	122.74	123.35	145.82	160.37

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

This discussion and analysis reviews our consolidated financial statements and other relevant statistical data and is intended to enhance your understanding of our financial condition and results of operations. The information in this section has been derived from the Consolidated Financial Statements and footnotes thereto that appear in Item 8. of this Form 10–K. The information contained in this section should be read in conjunction with these Consolidated Financial Statements and footnotes and the business and financial information provided in this Form 10–K.

Overview

1st Security Bank has been serving the Puget Sound area since 1907, which includes the period in which the predecessor to Anchor Bank, one of its banking acquisitions, was formed. On July 9, 2012, the Bank converted from mutual to stock ownership and became the wholly owned subsidiary of FS Bancorp.

The Company is relationship-driven, delivering banking and financial services to local families, local and regional businesses and industry niches in suburban communities in the greater Puget Sound area, the Kennewick-Pasco-Richland metropolitan area of Washington, also known as the Tri-Cities, as well as Goldendale, Vancouver, and White Salmon, Washington and Manzanita, Newport, Ontario, Tillamook, and Waldport, Oregon.

The Company also maintains its long-standing indirect consumer lending platform which operates primarily throughout the Western United States. The Company emphasizes long-term relationships with families and businesses within the communities served, working with them to meet their financial needs. The Company is also actively involved in community activities and events within these market areas, which further strengthens its relationships within these markets.

The Company's strategic focus involves diversifying revenues, expanding lending channels, and enhancing the banking franchise. Management is committed to establishing varied revenue streams considering credit, interest rate, and concentration risks. The business plan includes:

- Growing and diversifying our loan portfolio;

- Maintaining strong asset quality;

- Emphasizing lower cost core deposits to reduce the costs of funding our loan growth;

- Capturing customers' complete relationships through a broad array of products and services, leveraging community involvement, and selectively emphasizing offerings aligned with customers' banking needs; and

- Expanding into new markets.

As a diversified lender, the Company specializes in originating one-to-four-family residential loans, CRE mortgages, second mortgages, consumer loans, marine lending, and commercial business loans.

At December 31, 2025, the Company's loan portfolio consisted of the following major categories: CRE loans, residential real estate loans, consumer loans, and commercial business loans representing 36.5%, 28.6%, 22.5% and 12.4% of the portfolio, respectively.

Indirect home improvement loans to finance window, gutter, siding replacement, solar panels, spas, and other improvement renovations are a large segment of the consumer loan portfolio. These indirect home improvement loans are dependent on the Company's contractor/dealer network of 33 currently active fixture dealerships located throughout Washington, Oregon, California, Idaho, Colorado, Nevada, Arizona, Minnesota, Texas, Utah, Massachusetts, Montana, and New Hampshire. During the year ended December 31, 2025, the Company originated 6,146 indirect home improvement loans with an aggregate total of $138.2 million. Five contractor/dealer accounted for 77.5% of the dollar volume funded in this category. In addition, four states represented nearly three-quarters of the loan originations: Washington, Oregon, California, and Colorado with 37.0%, 19.0%, 12.9%, and 6.5% of total loan volume, respectively.

The Company originates one-to-four-family residential mortgage loans through referrals from real estate agents, financial planners, builders, and from existing customers. Retail banking customers are also an important source of the Company's loan originations. The Company originated $716.6 million of one-to-four-family loans (which included loans held for sale, loans held for investment and fixed seconds) in addition to $22.9 million of loans brokered to other institutions through the home lending segment during the year ended December 31, 2025, of which $555.2 million were sold to investors. Of the loans sold to investors, $209.1 million were sold to the FNMA, FHLMC, FHLB, and GNMA with servicing rights retained for the purpose of further developing these customer relationships.

For the year ended December 31, 2025, one-to-four-family loan originations and refinancing activity increased compared to the prior period as a result of changes in interest rates and economic conditions. Residential construction and development lending, while not as common as other loan origination options like one-to-four-family loans, continues to be an important element in our total loan portfolio, and we continue to take a disciplined approach by concentrating our efforts on loans to builders and developers in our market areas known to us. These short-term loans typically have a maturity period of six to 18 months, with disbursements not fully realized at origination, leading to a short-term reduction in net loans receivable.

The Company is affected by prevailing economic conditions, as well as government policies and regulations concerning, among other things, monetary and fiscal affairs. Deposit flows are influenced by a number of factors, including interest rates paid on time deposits, other investments, account maturities, and the overall level of personal income and savings. Lending activities are influenced by the demand for funds, the number and quality of lenders, and regional economic cycles. Sources of funds for lending activities include primarily deposits, including brokered deposits, borrowings, payments on loans, and income provided from operations.

The Company's earnings are primarily dependent upon net interest income, the difference between interest income and interest expense. Interest income is a function of the balances of loans and investments outstanding during a given period and the yield earned on these loans and investments. Interest expense is a function of the amount of deposits and borrowings outstanding during the same period and the interest rates paid on these deposits and borrowings.

The Company's earnings are also affected by fee income from mortgage banking activities, the provision for (reversal of) credit losses, service charges and fees, gains from sales of assets, operating expenses and income taxes.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with GAAP. In doing so, we must make estimates and assumptions. Our critical accounting estimates are those estimates that involve a significant level of uncertainty at the time the estimate was made, and changes in the estimate that are reasonably likely to occur from period to period, or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. Accordingly, actual results could differ materially from our estimates. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. We have reviewed our critical accounting estimates with the audit committee of our Board of Directors. See "Note 1 – Basis of Presentation and Summary of Significant Accounting Policies" of the Notes to the Consolidated Financial Statements included in "Item 8. Financial Statements and Supplementary Data" of this Form 10–K for a summary of significant accounting policies and the effect on our financial statements.

Allowance for Credit Losses ("ACL") on Loans. The ACL reflects Management's evaluation of our loans and their estimated loss potential, as well as the risk inherent in various components of the portfolio. Significant judgment and assumptions are applied in estimating the ACL. These judgments, assumptions and estimates are susceptible to significant changes based on the current environment. Among the material estimates required to establish the allowance for credit losses are a reasonable and supportable forecast; a reasonable and supportable forecast period and the reversion period; value of collateral; strength of guarantors; the amount and timing of future cash flows for loans individually evaluated; and determination of the qualitative loss factors.

Management estimates the ACL using relevant information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. The ACL is maintained at a level sufficient to provide for expected credit losses over the life of the asset based on evaluating historical credit loss experience and making adjustments to historical loss information for differences in the specific risk characteristics in the current portfolio. These factors include, among others, changes in the size and composition of the portfolio, delinquency rates, actual loss experience and current economic conditions.

54

During 2025, the change in the allowance was primarily driven by loan portfolio growth, changes in delinquency rates, and changes in economic forecast assumptions utilized in the Company's expected credit loss models. Key forecast variables impacting the estimate included projected unemployment rates, interest rates, and other macroeconomic factors. The Company also updated certain qualitative adjustment factors to reflect observed trends in credit performance and portfolio composition. While the overall modeling framework and methodology remained consistent with the prior year, updates to economic forecasts and qualitative factors resulted in changes to the estimated lifetime loss rates across several portfolio segments.

The ACL is sensitive to changes in economic forecasts and qualitative assumptions. Holding other assumptions constant, deterioration in economic conditions comparable to the Company's adverse forecast scenario would result in an increase in the ACL, while improvement in forecast assumptions would reduce the allowance. Changes in qualitative factors related to portfolio concentrations, collateral values, or credit performance trends could also materially affect the ACL.

Because current economic conditions and forecasts can change and future events make it inherently difficult to predict the anticipated amount of estimated credit losses on loans, management's determination of the appropriateness of the ACL, could change significantly. It is difficult to estimate how potential changes in any one economic factor or input might affect the overall allowance because a wide variety of factors and inputs are considered in estimating the allowance and changes in those factors and inputs considered may not occur at the same rate and may not be consistent across all product types. Additionally, changes in factors and inputs may move independently of one another, such that improvement in one or certain factors may offset deterioration in others. Thus, as a result of the significant size of the loan portfolio, the numerous assumptions in the model, and the high degree of potential change in such assumptions, there is a high degree of sensitivity to the reported amounts.

Management believes that the ACL was adequate as of December 31, 2025.

Our Business and Operating Strategy and Goals

The Company's primary objective is to operate 1st Security Bank as a well-capitalized, profitable, independent, community-oriented financial institution, serving customers in its primary market area defined generally as the greater Puget Sound market area. The Company's strategy is to provide innovative products and superior customer service to small businesses, industry and geographic niches, and individuals in its primary market area. Services are provided to communities through the main office, 27 full-service bank branches and 13 loan production offices (seven of which are stand-alone), supported by 24/7 access to online banking and participation in a worldwide ATM network.

The Company focuses on diversifying revenues, expanding lending channels, and growing the banking franchise. Management remains focused on building diversified revenue streams while managing credit, interest rate, and concentration risks. The Board of Directors seeks to accomplish the Company's objectives through a strategy to improve profitability, maintain a strong capital position, and preserve high asset quality. This strategy primarily involves:

Growing and diversifying the loan portfolio and revenue streams. The Company is a diversified lender that seeks to grow and maintain diversification in its portfolio. At December 31, 2025, the Company's loan portfolio included CRE loans, residential real estate loans, consumer loans, and commercial business loans representing 36.5%, 28.6%, 22.5%, and 12.4% of the total loan portfolio, respectively.

Maintaining strong asset quality. Strong asset quality is a key driver of long-term financial success. The percentages of nonperforming loans to total gross loans were 0.71% and 0.54% at December 31, 2025 and 2024, respectively. The percentages of nonperforming assets to total assets were 0.59% and 0.45% at December 31, 2025 and 2024, respectively. Management actively addresses delinquent loans and nonperforming assets by pursuing aggressive collection efforts for consumer debts, marketing saleable foreclosed or repossessed properties, resolving classified assets, and implementing loan charge-offs. In recent years, the Company focused on originating consumer loans for borrowers with higher credit scores, generally over 720, while maintaining flexibility in its lending policy. While the Company plans to emphasize specific lending products, including commercial and multi-family real estate loans, construction and development loans (including speculative residential construction loans), and commercial business loans, it remains committed to expanding the size of its one-to-four-family residential mortgage loans and consumer loan portfolios. Throughout these initiatives, the Company maintains a conservative approach to lending and manages credit exposures by leveraging the expertise of experienced bankers.

Emphasizing lower cost core deposits to reduce the costs of funding loan growth. The Company provides a range of financial products, including personal and business checking accounts, NOW accounts, and savings and money market accounts. These accounts serve as lower-cost funding sources compared to certificates of deposit and are less sensitive to interest rate fluctuations. The Company employs several strategies to build a core deposit base. First, it actively encourages commercial loan customers to establish and maintain deposit relationships typically through business checking accounts. Second, periodic interest rate promotions are offered on savings and checking accounts to stimulate deposit growth. Third, the Company hires experienced personnel with established community relationships in the areas it serves to further enhance its deposit-building efforts.

Capturing customers' full relationship. The Company offers a wide range of products and services that provide diversification of revenue sources and solidify the relationship with the Bank's customers. The Company focuses on core retail and business deposits, including savings and checking accounts, to support long-term customer retention. As part of the commercial lending process, cross-selling the entire business banking relationship, including deposit relationships and business banking products, such as online cash management, treasury management, wires, direct deposit, payment processing and remote deposit capture. The Company's mortgage banking program also provides opportunities to cross-sell products to new customers.

Expanding the Company's markets. In addition to deepening relationships with existing customers, the Company intends to broaden its customer base by leveraging the Company's well-established community involvement. The strategy involves selectively emphasizing products and services tailored to meet the specific banking needs of new customers. Additionally, the Company plans to extend its presence into other market areas through targeted expansion of its home lending network.

Comparison of Financial Condition at December 31, 2025 and December 31, 2024

Assets. Total assets increased $167.7 million to $3.20 billion at December 31, 2025, from $3.03 billion at December 31, 2024, primarily due to increases of $121.2 million in loans receivable, net, $24.8 million in securities held-to-maturity, $15.9 million in loans held for sale, and $14.3 million in premises and equipment, partially offset by a decrease of $7.7 million in FHLB stock, $3.4 million in total cash and cash equivalents, $3.2 million in core deposits intangible, net, and $2.3 million in bank owned life insurance. Assets growth was primarily funded by increases in interest-bearing deposits, primarily driven by the increase in brokered deposits.

Loans receivable, net, increased $121.2 million, to $2.62 billion at December 31, 2025, compared to $2.50 billion at December 31, 2024.

- CRE loans increased $98.1 million, primarily reflecting:
  - $73.3 million in commercial and speculative construction and development loans,
  - $16.9 million in multi-family loans,
  - $5.7 million in CRE owner occupied loans, and
  - $2.2 million in CRE non-owner occupied loans.

- Residential real estate loans increased $17.0 million, driven by:
  - $13.1 million in home equity loans,
  - $11.4 million in one-to-four-family loans (excluding loans held for sale), and
  - partially offset by a decrease of $7.6 million in residential custom construction loans.

- Total undisbursed construction and development loan commitments increased $61.3 million to $235.4 million at December 31, 2025, from $174.1 million at December 31, 2024.

- Commercial business loans increased $29.4 million, reflecting increases of $15.3 million in warehouse lending and $14.1 million in commercial and industrial ("C&I") loans.

- Consumer loans decreased $23.2 million, primarily due to declines of $16.1 million in indirect home improvement loans and $6.8 million in marine loans.

Overall, loan growth was concentrated in commercial construction and development, multi-family, and residential real estate segments, reflecting continued demand in those markets. Consumer balances, primarily indirect home improvement loans, declined presumably due to volatile economic conditions, as the Company continued to manage indirect exposures.

Loans held for sale, consisting of one-to-four-family loans, increased $15.9 million to $43.7 million at December 31, 2025, from $27.8 million at December 31, 2024, reflecting continued investment in home lending operations and strategic management of production capacity.

One-to-four-family loan originations for the year ended December 31, 2025, included $528.0 million of loans originated for sale, $188.6 million of portfolio loans including first and second liens, and $22.9 million of loans brokered to other institutions.

Originations of one-to-four-family loans for the periods indicated were as follows:

(Dollars in thousands)	For the Year Ended December 31,						
	2025		2024				
	Amount	Percent	Amount	Percent	$ Change	% Change	
Purchase	$ 604,842	81.8%	$ 626,937	87.6%	$ (22,095)	(3.5)%	
Refinance	134,150	18.2	88,662	12.4	45,488	51.3	
Total	$ 738,992	100.0%	$ 715,599	100.0%	$ 23,393	3.3%	

During the year ended December 31, 2025, the Company sold $555.2 million of one-to-four-family loans, compared to $564.8 million one year ago. The decrease in loan sales reflects a more competitive market environment and lower purchase volume, partially offset by higher refinance activity. The Company remains focused on managing loan production capacity and maintaining a pipeline consistent with market demand. Gross margin on home loan sales was 3.08% for both years ended December 31, 2025 and 2024. Gross margin is defined as the margin on loans sold without the impact of deferred loan costs.

The ACL on loans totaled $31.9 million, or 1.20% of gross loans receivable (excluding loans held for sale), at December 31, 2025, compared to $31.9 million, or 1.26%, at December 31, 2024. The ACL on unfunded loan commitments increased $360,000 to $1.8 million at December 31, 2025, from $1.4 million at December 31, 2024, primarily reflecting growth in commercial and speculative construction and development loan commitments. Total loans 30 days or more past due were unchanged at $22.2 million, or 0.84% of total loans, from $22.2 million, or 0.88% of total loans during the prior year period, reflecting similar economic conditions year over year.

Nonperforming loans, consisting solely of nonaccrual loans, increased $5.1 million to $18.7 million at December 31, 2025, from $13.6 million at December 31, 2024. The increase was primarily due to construction and development CRE loans, which increased $4.3 million to $9.2 million, indirect home improvement loans, which increased $2.6 million to $4.3 million, and one-to-four-family residential loans, which increased $1.6 million to $1.8 million. These increases were partially offset by decreases of $2.9 million in nonaccrual commercial business loans, to $580,000, and a decrease of $722,000 in nonaccrual CRE owner-occupied loans, to $2.0 million. The increase in nonperforming loans reflects continued elevated losses in certain consumer loans due to strained economic conditions and in construction and development loans due to a collateral deficiency on a commercial construction project. Consequently, the ratio of nonperforming loans to total gross loans rose to 0.71% at December 31, 2025, from 0.54% at December 31, 2024. See "Item 1. Business – Lending Activities – Asset Quality" of this Form 10–K for additional information regarding the Company's nonperforming loans.

Classified loans, all classified as substandard, totaled $27.3 million at December 31, 2025, compared to $22.9 million at December 31, 2024. The coverage ratio of the ACL on loans to nonperforming loans was 170.6% at December 31, 2025, compared to 234.6% at December 31, 2024. The decline in the coverage ratio primarily reflects the $2.3 million partial charge-off on a CRE loan that was previously reserved and the increase in nonperforming loans.

Overall, asset quality trends reflect growth in construction, multi-family, and residential loan segments, ongoing elevated losses in certain consumer loan portfolios, and continued risk management and monitoring of nonperforming and substandard exposures.

Liabilities. Total liabilities increased $155.7 million to $2.89 billion at December 31, 2025, from $2.73 billion at December 31, 2024, primarily due to an increase of $334.2 million in deposits, offset by a decrease of $178.5 million in borrowings. The loan-to-deposit ratio was approximately 100.9% at December 31, 2025, compared to approximately 109.5% at December 31, 2024, reflecting the mix shift toward deposits, particularly brokered CDs, to fund asset growth and reduce wholesale borrowings.

Total deposits increased $334.2 million to $2.67 billion at December 31, 2025, from $2.34 billion at December 31, 2024, reflecting increases in all deposit categories. Transactional accounts (noninterest-bearing checking, interest-bearing checking, and escrow accounts) increased $178.9 million to $993.6 million at December 31, 2025, from $814.7 million at December 31, 2024. This increase was due to increases of $158.9 million in interest-bearing checking ($140.2 million in brokered deposits), $19.5 million in noninterest-bearing checking, and $447,000 in escrow accounts related to mortgages serviced, reflecting higher customer balances and increased activity in mortgage servicing. Money market and savings accounts increased $53.9 million to $549.7 million at December 31, 2025, from $495.8 million at December 31, 2024, due to customer preference for liquidity and slightly higher balances in retail and business savings accounts.

CDs, which include both retail and non-retail CDs, increased $101.5 million to $1.13 billion at December 31, 2025, from $1.03 billion at December 31, 2024. Retail CDs increased $47.6 million to $921.7 million at December 31, 2025, from $874.0 million at December 31, 2024. Non-retail CDs, which include brokered CDs, online CDs and public funds CDs increased $53.9 million to $208.7 million, compared to $154.9 million at December 31, 2024, was primarily due to an increase of $58.9 million in brokered CDs, offset by a decrease of $5.9 million in online CDs. Non-retail CDs represented 18.5% and 15.1% of total CDs at December 31, 2025 and 2024, respectively. The increase in non-retail CDs aligns with the Company's strategy to manage interest rate risk and liquidity by accessing larger and more diversified funding sources at competitive rates that were only slightly higher than local market rates, and to reduce reliance on higher cost borrowings.

Deposits are summarized as follows at the years indicated:

(Dollars in thousands)	December 31,			
	2025		2024	
Noninterest-bearing checking	$	647,197	$	627,679
Interest-bearing checking [1]		335,449		176,561
Savings		164,056		154,188
Money market [2]		385,618		341,615
CDs less than $100,000 [3]		512,808		440,257
CDs of $100,000 through $250,000		452,666		455,594
CDs greater than $250,000 [4]		164,922		133,045
Escrow accounts related to mortgages serviced [5]		10,926		10,479
Total	$	2,673,642	$	2,339,418

(1) Includes $140.2 million and no brokered deposits at December 31, 2025 and 2024, respectively.
(2) Includes $20.3 million and $279,000 of brokered deposits at December 31, 2025 and December 31, 2024, respectively.
(3) Includes $202.1 million and $143.1 million of brokered deposits at December 31, 2025 and December 31, 2024, respectively.
(4) CDs that meet or exceed the FDIC insurance limit.
(5) Noninterest-bearing checking.

The Bank had uninsured deposits of approximately $718.1 million or 26.9% of total deposits, at December 31, 2025, compared to approximately $652.7 million or 27.9% of total deposits at December 31, 2024. The uninsured amounts are estimates based on the methodologies and assumptions used for the Bank's regulatory reporting requirements.

Borrowings decreased $178.5 million to $129.3 million at December 31, 2025, from $307.8 million at December 31, 2024. The decrease reflects repayment of higher-cost borrowings with lower-cost brokered deposits, consistent with the Company's funding and liquidity strategy. At December 31, 2025, borrowings were solely comprised of FHLB advances.

Stockholders' Equity. Total stockholders' equity increased $11.9 million to $307.7 million at December 31, 2025, from $295.8 million at December 31, 2024. The increase primarily reflects net income of $33.3 million, partially offset by share repurchases of $15.4 million, cash dividends paid totaling $10.3 million and $2.3 million in equity award compensation. Additionally, the issuance of common stock under the Company's Employee Stock Purchase Plan contributed $1.2 million, reflecting the issuance of 30,942 shares of Company common stock. Stockholders' equity was also positively impacted by an increase in accumulated other comprehensive income, net of tax of $1.3 million, primarily due to unrealized net gains on securities available-for-sale of $6.0 million, net of tax, partially offset by unrealized net losses on fair value and cash flow hedges of $4.7 million, net of tax, reflecting changes in market interest rates during the period.

Book value per common share was $41.55 at December 31, 2025, compared to $38.26 at December 31, 2024. The calculation of book value per share at December 31, 2025, was based on 7,404,548 common shares, derived by subtracting the 102,971 unvested restricted stock shares from the 7,507,519 reported common shares outstanding as of that date. Similarly, the book value per share at December 31, 2024, was calculated based on 7,729,951 common shares, after deducting 103,063 unvested restricted stock shares from the 7,833,014 reported common shares outstanding as of that date.

Average Balances, Interest and Average Yields/Cost

The following table sets forth for the periods indicated, information regarding average balances of assets and liabilities, as well as the total dollar amounts of interest income from average interest-earning assets and interest expense on average interest-bearing liabilities, resultant yields, interest rate spread, net interest margin (otherwise known as net yield on interest-earning assets), and the ratio of average interest-earning assets to average interest-bearing liabilities. Also presented is the weighted average yield on interest-earning assets, rates paid on interest-bearing liabilities and the resultant spread at December 31, 2025. Income and all average balances are monthly average balances. Nonaccrual loans have been included in the table as loans carrying a zero yield. The yields on tax-exempt municipal bonds have not been computed on a tax equivalent basis.

	Year Ended December 31,								
	2025			2024			2023		
(Dollars in thousands)	Average Balance Outstanding	Interest Earned Paid	Yield/ Rate	Average Balance Outstanding	Interest Earned Paid	Yield/ Rate	Average Balance Outstanding	Interest Earned Paid	Yield/ Rate
Interest-earning assets:									
Loans receivable, net and loans held for sale [1][2]	$ 2,625,703	$181,881	6.93%	$ 2,511,553	$170,857	6.80%	$ 2,384,577	$154,945	6.50%
Taxable investment securities [3][4]	269,747	11,587	4.30	201,852	8,860	4.39	167,865	6,604	3.93
Tax-exempt investment securities [3]	78,499	1,862	2.37	89,332	2,218	2.48	128,787	2,503	1.94
FHLB stock	9,687	888	9.17	7,579	658	8.68	4,740	245	5.17
Interest-bearing deposits at other financial institutions	24,954	1,028	4.12	50,741	2,244	4.42	67,063	2,895	4.32
Total interest-earning assets	3,008,590	197,246	6.56	2,861,057	184,837	6.46	2,753,032	167,192	6.07
Interest-bearing liabilities:									
Savings and money market	512,450	8,395	1.64	503,992	7,633	1.51	612,430	5,511	0.90
Interest-bearing checking	209,579	3,804	1.82	176,205	2,521	1.43	189,107	2,586	1.37
Certificates of deposit	1,190,110	45,470	3.82	1,104,246	43,009	3.89	930,805	28,654	3.08
Borrowings	169,788	7,229	4.26	153,926	6,627	4.31	110,328	5,196	4.71
Subordinated note	49,625	1,942	3.91	49,559	1,942	3.92	49,492	1,942	3.92
Total interest-bearing liabilities	2,131,552	66,840	3.14%	1,987,928	61,732	3.11%	1,892,162	43,889	2.32%
Net interest income		$130,406			$123,105			$123,303	
Net interest rate spread			3.42%			3.35%			3.75%
Net earning assets	$ 877,038			$ 873,129			$ 860,870		
Net interest margin			4.33%			4.30%			4.48%
Average interest-earning assets to average interest-bearing liabilities	141.15%			143.92%			145.50%		

(1) The average loans receivable, net balances include nonaccrual loans, which carry a zero yield.
(2) Includes net deferred fee amortization of $5.8 million, $4.9 million and $6.0 million for the years ended December 31, 2025, 2024, 2023, respectively.
(3) Shown at amortized cost.
(4) Includes income from fair value hedges of $1.1 million, $1.6 million, and $1.5 million for the years ended December 31, 2025, 2024, 2023, respectively.

Rate/Volume Analysis

The following table presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities for the periods indicated. It distinguishes between the changes related to outstanding balances and that due to the changes in interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (i.e., changes in volume multiplied by old rate) and (ii) changes in rate (i.e., changes in rate multiplied by old volume). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the change due to volume and the change due to rate.

	Year Ended December 31, 2025 vs. 2024			Year Ended December 31, 2024 vs. 2023		
	Increase (Decrease) Due to		Total Increase (Decrease)	Increase (Decrease) Due to		Total Increase (Decrease)
(Dollars in thousands)	Volume	Rate		Volume	Rate	
Interest-earning assets:						
Loans receivable, net and loans held for sale [1]	$ 7,765	$ 3,259	$ 11,024	$ 8,250	$ 7,662	$ 15,912
Taxable Investment securities	2,980	(253)	2,727	862	1,884	2,746
Tax-exempt investment securities	(269)	(87)	(356)	(767)	(8)	(775)
FHLB stock	183	46	229	147	266	413
Interest-bearing deposits at other financial institutions	(1,140)	(76)	(1,216)	(705)	54	(651)
Total interest-earning assets	$ 9,519	$ 2,889	$ 12,408	$ 7,787	$ 9,858	$ 17,645
Interest-bearing liabilities:						
Savings and money market	$ 128	$ 634	$ 762	$ (976)	$ 3,098	$ 2,122
Interest-bearing checking	477	806	1,283	(177)	112	(65)
Certificates of deposit	3,344	(884)	2,460	5,339	9,016	14,355
Borrowings	683	(80)	603	2,053	(622)	1,431
Subordinated note	3	(3)	—	3	(3)	—
Total interest-bearing liabilities	$ 4,635	$ 473	$ 5,108	$ 6,242	$ 11,601	$ 17,843
Net change in net interest income			$ 7,300			$ (198)

(1) The average loans receivable, net balances include nonaccrual loans.

Comparison of Results of Operations for the Years Ended December 31, 2025 and 2024

General. Net income was $33.3 million for the year ended December 31, 2025, compared to $35.0 million for the year ended December 31, 2024. The decrease was primarily due to a $4.4 million, or 4.6%, increase in noninterest expense, a $4.0 million, or 73.2%, increase in provision for loan losses, and a $1.2 million, or 18.6%, increase in provision for income taxes, partially offset by a $7.3 million, or 5.9%, increase in net interest income and a $721,000, or 3.3%, increase in total noninterest income.

Net Interest Income. Net interest income increased $7.3 million to $130.4 million for the year ended December 31, 2025, from $123.1 million for the year ended December 31, 2024, primarily due to an increase in total interest income of $12.4 million, partially offset by an increase in total interest expense of $5.1 million. The $12.4 million increase in total interest income was primarily due to an increase of $11.0 million in interest income on loans receivable, including fees, driven primarily by a 13 basis point increase in the average yield earned on loans receivable as new loans were originated at higher rates and variable-rate loans repriced higher, and a higher average balance of loans outstanding. The $5.1 million increase in total interest expense was primarily the result of a shift in the funding mix toward brokered CDs, which were used to repay higher-cost borrowings in accordance with the Company's funding and liquidity strategy.

Net interest margin ("NIM") increased three basis points to 4.33% for the year ended December 31, 2025, from 4.30% for the prior year. The increase in NIM reflects the increase in yields earned on interest-earning assets, along with a slight improvement in funding costs.

Interest Income. Total interest income for the year ended December 31, 2025, increased $12.4 million, to $197.2 million, from $184.8 million for the year ended December 31, 2024. The $12.4 million increase in total interest income was primarily due to an increase of $11.0 million in interest income on loans receivable, including fees, primarily as a result of net loan growth and variable rate loans repricing higher.

The following table compares average interest-earning asset balances, associated yields, and resulting changes in interest income for the years ended December 31, 2025 and 2024:

(Dollars in thousands)	Year Ended December 31,					
	2025		2024			
	Average Balance Outstanding	Yield	Average Balance Outstanding	Yield	$ Change in Interest Income	
Loans receivable, net and loans held for sale [1][2]	$ 2,625,703	6.93%	$ 2,511,553	6.80%	$	11,024
Taxable investment securities [3][4]	269,747	4.30	201,852	4.39		2,727
Tax exempt securities [3]	78,499	2.37	89,332	2.48		(356)
FHLB stock	9,687	9.17	7,579	8.68		229
Interest-bearing deposits at other financial institutions	24,954	4.12	50,741	4.42		(1,216)
Total interest-earning assets	$ 3,008,590	6.56%	$ 2,861,057	6.46%	$	12,408

(1) The average loans receivable, net balances include nonaccrual loans.
(2) Includes net deferred fee recognition of $5.8 million, and $4.9 million for the years ended December 31, 2025 and 2024, respectively.
(3) Shown at amortized cost.
(4) Includes income from fair value hedges of $1.1 million, and $1.6 million for the years ended December 31, 2025 and 2024, respectively.

Interest Expense. Interest expense increased $5.1 million to $66.8 million for the year ended December 31, 2025, from $61.7 million for the prior year, primarily due to an increase of interest expense on deposits of $4.5 million. The higher deposit costs were a result of an increase in the average balances of deposits and the shift in deposit mix toward accounts that generate higher total dollar costs, such as interest-bearing checking (including brokered deposits) and CDs, even though the average rate on some deposit categories, including CDs, declined slightly.

The average cost of total interest-bearing deposits increased four basis points to 3.02% for the year ended December 31, 2025, compared to 2.98% for the year ended December 31, 2024. The average balance of total interest-bearing deposits increased $127.7 million to $1.91 billion for the year ended December 31, 2025, compared to $1.78 billion for the year ended December 31, 2024. The increase in the average cost of deposits was primarily due to higher deposit balances and a shift in the deposit mix toward higher cost accounts.

The average cost of total interest-bearing liabilities increased three basis points to 3.14% for the year ended December 31, 2025, from 3.11% for the year ended December 31, 2024. The average cost of funds, which includes noninterest-bearing checking, increased five basis points to 2.39% for the year ended December 31, 2025, from 2.34% for the year ended December 31, 2024, primarily reflecting a lower proportion of noninterest-bearing deposits in the overall funding mix.

The following table details average balances of interest-bearing liabilities, associated rates and resulting change in interest expense for the years ended December 31, 2025 and 2024:

| (Dollars in thousands) | Year Ended December 31, | | | | |
| | 2025 | | 2024 | | $ Change in Interest Expense |
	Average Balance Outstanding	Rate	Average Balance Outstanding	Rate	
Savings and money market	$ 512,450	1.64%	$ 503,992	1.51%	$ 762
Interest-bearing checking	209,579	1.82	176,205	1.43	1,283
Certificates of deposit	1,190,110	3.82	1,104,246	3.89	2,460
Borrowings	169,788	4.26	153,926	4.31	603
Subordinated note	49,625	3.91	49,559	3.92	—
Total interest-bearing liabilities	$ 2,131,552	3.14%	$ 1,987,928	3.11%	$ 5,108

Provision for Credit Losses. For the year ended December 31, 2025, the provision for credit losses was $9.5 million, consisting of a $9.0 million provision for credit losses on loans, a $360,000 provision for credit losses on unfunded loan commitments, and a $232,000 provision for securities held to maturity, compared to a provision for credit losses of $5.5 million, for the year ended December 31, 2024, consisting of a $5.6 million provision for credit losses on loans, partially offset by a $123,000 reversal of the ACL on unfunded loan commitments. The increase in the provision for credit losses on loans primarily reflects growth in the loan portfolio, an increase in nonperforming loans, and higher net charge-offs.

Net loan charge-offs totaled $8.9 million for the year ended December 31, 2025, compared to $5.3 million during the year ended December 31, 2024. The increase was primarily due to a partial charge-off of $2.3 million on a commercial construction loan reflecting the expected loss on the project, along with $2.1 million in increased net charge-off in indirect home improvement loans. These increases were partially offset by decreases in charge-offs of C&I loans of $551,000 and marine loans of $292,000. A decline in national and local economic conditions, as a result of the effects of tariffs, inflation, or slowed economic growth, among other factors, could result in a material increase in the ACL on loans and may adversely affect the Company's financial condition and result of operations.

The following table details activity and information related to the ACL on loans for the years ended December 31, 2025 and 2024:

| (Dollars in thousands) | At or For the Year Ended December 31, | |
	2025	2024
Provision for credit losses on loans	$ 8,954	$ 5,635
Net charge-offs	$ 8,888	$ 5,299
Allowance for credit losses on loans	$ 31,937	$ 31,870
Allowance for credit losses on loans as a percentage of total gross loans receivable at year end	1.20%	1.26%
Nonaccrual loans	$ 18,745	$ 13,601
Allowance for credit losses on loans as a percentage of nonperforming loans at year end	170.59%	234.32%
Nonaccrual loans as a percentage of gross loans receivable at year end	0.71%	0.54%
Total gross loans receivable	$ 2,655,109	$ 2,533,821

Management considers the ACL on loans at December 31, 2025, to be adequate to cover forecasted losses in the loan portfolio based on the assessment of the above-mentioned factors affecting the loan portfolio. While management believes that the estimates and assumptions used in its determination of the adequacy of the ACL on loans are reasonable, it is important to acknowledge the inherent uncertainties. There is no assurance that these estimates and assumptions will not be proven incorrect in the future. Additionally, there is the possibility that the actual amount of future provisions may exceed past provisions, and any potential increased provisions could adversely impact the Company's financial condition and results of operations. Furthermore, the determination of the amount of the Company's ACL on loans is subject to review by bank regulators as part of the routine examination process. The regulators may adjust the ACL based on their judgment and the information available to them at the time of their examination. This regulatory scrutiny adds an additional layer of evaluation and potential adjustment to the Company's credit loss provisions.

Noninterest Income. Noninterest income increased $721,000 to $22.3 million for the year ended December 31, 2025, from $21.6 million for the year ended December 31, 2024. The following table provides a detailed analysis of the changes in the components of noninterest income:

	Year Ended December 31,		(Decrease) Increase	
(Dollars in thousands)	2025	2024	Amount	Percent
Service charges and fee income	$ 9,126	$ 10,026	$ (900)	(9.0)%
Gain on sale of loans	8,280	8,557	(277)	(3.2)
Gain on sale of MSRs	—	8,356	(8,356)	100.0
Loss on sale of investment securities	—	(7,836)	7,836	(100.0)
Earnings on cash surrender value of BOLI	1,035	990	45	4.5
Other noninterest income [(1)]	3,836	1,463	2,373	162.2
Total noninterest income	$ 22,277	$ 21,556	$ 721	3.3%

(1) Year over year increase primarily attributable to a $1.1 million increase in bank owned life insurance mortality income and a $482,000 increase in fair value on retained loans income.

Gross margin on home loan sales was 3.08% for the years ended December 31, 2025 and 2024.

Noninterest Expense. Noninterest expense increased $4.4 million to $102.0 million for the year ended December 31, 2025, from $97.6 million for the year ended December 31, 2024. The following table provides an analysis of the changes in the components of noninterest expense:

	Year Ended December 31,		Increase (Decrease)	
(Dollars in thousands)	2025	2024	Amount	Percent
Salaries and benefits	$ 57,781	$ 55,092	$ 2,689	4.9%
Operations	14,923	13,529	1,394	10.3
Occupancy	7,129	6,857	272	4.0
Data processing	7,812	8,424	(612)	(7.3)
Loan costs	2,918	2,685	233	8.7
Professional and board fees	4,648	4,072	576	14.1
FDIC insurance	2,310	2,005	305	15.2
Marketing and advertising	1,250	1,310	(60)	(4.6)
Amortization of core deposit intangible	3,192	3,633	(441)	(12.1)
Impairment (recovery) of servicing rights	54	(38)	92	(242.1)
Total noninterest expense	$ 102,017	$ 97,569	$ 4,448	4.6%

The increase in noninterest expense was driven primarily by higher salaries and benefits, which rose $2.7 million, due to annual merit increases, increased benefits cost, and an increase employee headcount. Other contributing increases included professional and board fees, which rose due to higher consulting costs associated with our core system contract renewal, and FDIC insurance, which increased due to growth in assets. These increases were partially offset by decreases in data processing expenses, amortization of core deposit intangibles, and marketing and advertising. Data processing expenses decreased primarily due to renegotiated vendor contracts.

The efficiency ratio, which measures noninterest expense as a percentage of net interest income and noninterest income, improved slightly to 66.81% for the year ended December 31, 2025, compared to 67.45% for the year ended December 31, 2024, primarily due to the growth in revenues outpacing the increase in noninterest expenses.

Provision for Income Taxes. For the year ended December 31, 2025, the Company recorded a provision for income taxes of $7.8 million on pre-tax income of $41.1 million, compared to a $6.6 million provision on pre-tax income of $41.6 million in 2024. The $1.2 million increase in the provision was primarily due to the absence of alternative energy tax credits under the Inflation Reduction Act of 2022 for 2025 available in 2024. There was a net deferred tax asset of $7.0 million and $7.1 million at December 31, 2025 and 2024, respectively. The effective corporate income tax rates for the years ended December 31, 2025 and 2024 were 18.9% and 15.8%, respectively. For additional information regarding income taxes, see "Note 10 – Income Taxes" of the Notes to Consolidated Financial Statements included in "Item 8. Financial Statements and Supplementary Data" of this Form 10–K.

Comparison of Results of Operations for the Years Ended December 31, 2024 and 2023

See Management's Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10–K for the year ended December 31, 2024 filed with the SEC.

Asset and Liability Management and Market Risk

Risk When Interest Rates Change. The Company's interest rates on assets and liabilities are generally contractually established for a set period. However, market rates fluctuate over time, impacting financial performance. Like other financial institutions, the Company's results of operations are affected by changes in interest rates and sensitivity of its assets and liabilities to these changes. The risk associated with fluctuating interest rates and the Company's ability to adapt is known as interest rate risk, which represents its most significant market risk.

The Company assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. Consequently, the fair value of the Company's consolidated financial instruments will change when interest rate levels change, and that change may either be favorable or unfavorable to the Company. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed interest rate obligations are less likely to prepay in a rising interest rate environment and more likely to prepay in a falling interest rate environment. Conversely, depositors who are receiving fixed interest rates are more likely to withdraw funds before maturity in a rising interest rate environment and less likely to do so in a falling interest rate environment. Management monitors interest rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans, and deposits, and by investing in securities with terms that mitigate the Company's overall interest rate risk.

How The Company Measures Risk of Interest Rate Changes. As part of an attempt to manage exposure to changes in interest rates and comply with applicable regulations, the Company monitors interest rate risk. In doing so, the Company analyzes and manages assets and liabilities based on their interest rates and payment streams, timing of maturities, repricing opportunities, and sensitivity to actual or potential changes in market interest rates.

The Company is subject to interest rate risk to the extent that its interest-bearing liabilities, primarily deposits, subordinated notes, and FHLB advances, reprice more rapidly or at different rates than the interest-earning assets. In order to minimize the potential for adverse effects of material prolonged increases or decreases in interest rates on the Company's results of operations, the Company has adopted an Asset and Liability Management Policy. The Board of Directors sets the Asset and Liability Management Policy for the Bank, which is implemented by the Asset/Liability Committee ("ALCO"), an internal management committee. The board-level oversight of the ALCO is performed by the Audit Committee of the Board of Directors.

The purpose of the ALCO is to communicate, coordinate, and control asset/liability management consistent with the business plan and board-approved policies. The committee establishes and monitors the volume and mix of assets and funding sources, taking into account relative costs and spreads, interest rate sensitivity and liquidity needs. The objectives are to manage assets and funding sources to produce results that are consistent with liquidity, capital adequacy, growth, risk, and profitability goals.

The ALCO generally meets monthly to, among other things, protect capital through earnings stability over the interest rate cycle; maintain the Bank's "well capitalized" status; and provide a reasonable return on investment. The committee recommends appropriate strategy changes based on this review. Additionally, the ALCO is responsible for reviewing and reporting the effects of the policy implementations and strategies to the Board of Directors at least quarterly. The Chief Financial Officer oversees this process on a regular basis.

A key element of the Bank's asset/liability management plan is to protect net earnings by managing the maturity or repricing mismatch between interest-earning assets and rate-sensitive liabilities. The Company seeks to accomplish this by extending funding maturities through wholesale funding sources, including the use of FHLB advances and brokered certificates of deposit, and through asset management, including the use of adjustable-rate loans and selling certain fixed-rate loans in the secondary market. Management is also focused on matching deposit duration with the duration of earning assets as appropriate.

As part of the efforts to monitor and manage interest rate risk, a number of indicators are used to monitor overall risk. Among the measurements are:

Market Risk. Market risk is the potential change in the value of investment securities if interest rates change. This change in value impacts the value of the Company and the liquidity of the securities. Market risk is controlled by setting a maximum average maturity/average life of the securities portfolio to 10 years.

Economic Risk. Economic risk is the risk that the underlying value of a bank will change when rates change. This can be caused by a change in value of the existing assets and liabilities (this is called Economic Value of Equity or EVE), or a change in the earnings stream (this is caused by interest rate risk). The Company takes economic risk primarily when fixed rate loans are made, or purchase fixed-rate investments, or issue long term certificates of deposit or take fixed-rate FHLB advances. It is the risk that interest rates will change and these fixed-rate assets and liabilities will change in value. This change in value usually is not recognized in the earnings, or equity (other than marking to market securities available-for-sale or fair value adjustments on loans held for sale). The change is recognized only when the assets and liabilities are liquidated. Although the change in market value is usually not recognized in earnings or in capital, the impact is real to the long-term value of the Company. Therefore, the Company will control the level of economic risk by limiting the amount of long-term, fixed-rate assets it will have and by setting a limit on concentrations and maturities of securities.

Interest Rate Risk. The table presented below, as of December 31, 2025, is an analysis prepared for the Company by a third-party consultant. The analysis employs various market and actual experience-based assumptions and depicts a static shock. to net interest income through instantaneous and sustained shifts in the yield curve, with adjustments in 100 basis point increments, both up and down by 300 basis points. The results present a projected income statement with moderate exposure to immediate changes in interest rates. These simulations take into account repricing, maturity, competitive factors, expected life of non-maturity deposits, and prepayment characteristics of individual products. These assumptions are based upon our experience, business plans and published industry experience. Because these assumptions are inherently uncertain, actual results may differ from simulated results. The ALCO reviews simulation results to determine whether exposure resulting from changes in market interest rates remains within established tolerance levels over a twelve-month horizon and develops appropriate strategies to manage this exposure. The table illustrates the estimated change in net interest income over the next 12 months, starting from December 31, 2025.

Change in Interest Rates in Basis Points	Net Interest Income		
	Amount	Change	Change
	(Dollars in thousands)		
+300bp	$ 139,233	$ 3,894	2.88%
+200bp	138,053	2,714	2.01
+100bp	136,660	1,321	0.98
0bp	135,339	—	—
-100bp	132,907	(2,432)	(1.80)
-200bp	130,147	(5,192)	(3.84)
-300bp	128,697	(6,642)	(4.91)

As indicated by the table above, the Company's net interest income remains relatively stable across interest rate changes, indicating moderate exposure to immediate rate fluctuations. In a rising rate environment, net interest income increases, with a 2.9% increase at +300 basis points. In a declining rate environment, net interest income decreases, with a 4.9% decline at -300 basis points.

In managing the assets/liability mix the Company typically places an equal emphasis on maximizing net interest margin and matching the interest rate sensitivity of the assets and liabilities. From time to time, however, depending on the relationship between long- and short-term interest rates, market conditions and consumer preference, the Company may place somewhat greater emphasis on maximizing net interest margin than on strict dollar for dollar categories matching the interest rate sensitivity of the assets and liabilities. Management also believes that the increased net income which may result from a prepayment assumption mismatch in the actual maturity or repricing of the asset and liability portfolios can, during periods of changing interest rates, provide sufficient returns to justify the increased exposure to sudden and unexpected increases in interest rates which may result from such a mismatch. Management believes that 1st Security Bank's level of interest rate risk is acceptable under this approach.

The Bank actively manages its exposure to changes in interest rates as part of its asset-liability management process. In addition to on-balance-sheet strategies, the Bank utilizes derivative instruments, primarily pay-fixed, receive-variable interest rate swaps designated as cash flow hedges, to mitigate the variability of cash flows on borrowings and to effectively lock in fixed borrowing costs over the term of the hedged exposures. Derivatives are an integral component of the Bank's interest rate risk management strategy and are incorporated into the measurement and monitoring of interest rate risk. The Bank's asset-liability management models, including net interest income and economic value of equity simulations, include the expected cash flows and repricing characteristics of derivative positions along with related hedged items. Management evaluates interest rate risk on both a hedged and unhedged basis to assess the effectiveness of hedging strategies and the residual exposure to changes in market interest rates. The use of derivatives is intended to reduce the sensitivity of earnings and capital to interest rate movements and to align the repricing characteristics of funding with those of interest-earning assets. The Bank does not use derivatives for speculative purposes.

In evaluating the Company's exposure to interest rate movements, certain shortcomings inherent in the method of analysis presented in the foregoing table must be considered. For example, although certain assets and liabilities may have similar maturities or repricing periods, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in interest rates. Additionally, certain assets, such as adjustable-rate mortgages, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a significant change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed above. Finally, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase. The Company considers all of these factors in monitoring its exposure to interest rate risk.

Liquidity

Management maintains a liquidity position that it believes will adequately provide funding for loan demand and deposit runoff that may occur in the normal course of business. The Company relies on several different sources in order to meet potential liquidity demands. The primary sources are increases in deposit accounts, FHLB borrowings, purchases of federal funds, sale of securities available-for-sale, cash flows from loan payments, sales of one-to-four-family loans held for sale, and maturing securities. While the maturities and the scheduled amortization of loans are a predictable source of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition.

The Bank must maintain an adequate level of liquidity to ensure the availability of sufficient funds to fund its operations. The Bank generally maintains sufficient cash and short-term investments to meet short-term liquidity needs. At December 31, 2025, the Bank's total borrowing capacity was $716.2 million with the FHLB of Des Moines, with unused borrowing capacity of $583.5 million. The FHLB borrowing limit is based on certain categories of loans, primarily real estate loans that qualify as collateral for FHLB borrowings. At December 31, 2025, the Bank held approximately $1.08 billion in loans that qualify as collateral for FHLB borrowings.

In addition to the availability of liquidity from the FHLB of Des Moines, the Bank maintains a short-term borrowing line with the FRB with a limit of $276.9 million, and a combined credit limit of $101.0 million in written federal funds lines of credit through correspondent banking relationships at December 31, 2025. The FRB borrowing limit is based on certain categories of loans, primarily consumer loans, that qualify as collateral for FRB line of credit. At December 31, 2025, the Bank held approximately $580.9 million in loans that qualify as collateral for the FRB line of credit. There were no outstanding borrowings with the FRB or correspondent banks as of December 31, 2025, and $8.0 million at December 31, 2024. Subject to market conditions, we expect to utilize these borrowing facilities from time to time in the future to fund loan originations and deposit withdrawals, to satisfy other financial commitments, repay maturing debt and to take advantage of investment opportunities to the extent feasible.

The Bank's Asset and Liability Management Policy permits management to utilize brokered deposits up to 20% of total deposits or $536.4 million at December 31, 2025. Total brokered deposits at December 31, 2025 were $362.5 million. Management utilizes brokered deposits to mitigate interest rate risk and to enhance liquidity when appropriate.

Liquidity management is both a daily and long-term function of the Company's management. Excess liquidity is generally invested in short-term investments, such as overnight deposits and federal funds. On a longer-term basis, a strategy is maintained of investing in various lending products and investment securities, including U.S. Government obligations and U.S. agency securities. The Company uses sources of funds primarily to meet ongoing commitments, pay maturing deposits, fund withdrawals, and to fund loan commitments. At December 31, 2025, outstanding loan commitments, including unused lines of credit totaled $605.4 million. For information regarding our commitments and off-balance sheet arrangements, see "Note 11 – Commitments and Contingencies" of the Notes to Consolidated Financial Statements included in "Item 8. Financial Statements and Supplementary Data" of this Form 10–K. The Company purchased $99.6 million and $110.3 million in securities during the years ended December 31, 2025 and 2024, respectively, and all are classified as available-for-sale. Proceeds from securities repayments, maturities and sales in those periods were $73.3 million and $119.6 million, respectively.

Our primary investing activity is the origination of loans. During the years ended December 31, 2025 and 2024, our portfolio loan originations, exceeded our loan repayments by $170.2 million and $73.8 million, respectively. The Bank's liquidity is also affected by the volume of loans originated and then sold. During the years ended December 31, 2025 and 2024, the Bank sold $563.5 million and $564.8 million in loans, respectively.

Total deposits increased $334.2 million during the year ended December 31, 2025, partially driven by a net increase in brokered deposits of $219.2 million. CDs scheduled to mature in one year or less at December 31, 2025, totaled $308.6 million. It is management's policy to offer deposit rates that are competitive with other local financial institutions. Based on this strategy, management believes that a majority of maturing relationship deposits will remain with the Bank.

We incur capital expenditures on an ongoing basis to expand and improve our product offerings, enhance and modernize our technology infrastructure, and to introduce new technology-based products to compete effectively in our markets. We evaluate capital expenditure projects based on a variety of factors, including expected strategic impacts (such as forecasted impact on revenue growth, productivity, expenses, service levels and customer retention) and our expected return on investment. The amount of capital investment is influenced by, among other things, current and projected demand for our services and products, cash flow generated by operating activities, cash required for other purposes and regulatory considerations. Based on current capital allocation objectives, the Bank expects to incur capital expenditures during the year ending December 31, 2025 related primarily to tenant and operational improvements at the newly purchased headquarters building in connection with the planned headquarters consolidation. These expenditures are expected to be largely offset by proceeds from the anticipated sale of the Bank's current headquarters, and accordingly are not expected to have a material impact on liquidity. We also have purchase obligations, with remaining terms generally less than three years and contracts with various vendors to provide services, including information processing. These contracts typically extend for periods ranging from one to five years, and our financial obligations are contingent upon satisfactory performance by the vendor.

For the year ending December 31, 2026, we project that fixed commitments will include $2.0 million of operating lease payments. FHLB borrowings of $76.8 million are scheduled to mature within the next 12 months. For information regarding our operating leases and borrowings, see "Note 6 – Leases" and "Note 9 – Debt", respectively, of the Notes to Consolidated Financial Statements included in "Item 8. Financial Statements and Supplementary Data" of this Form 10–K.

The Bank's management believes that the Company's liquid assets combined with its available lines of credit provide adequate liquidity to meet current financial obligations for at least the next 12 months.

As a separate legal entity from the Bank, FS Bancorp must provide for its own liquidity. In addition to its own operating expenses, FS Bancorp is responsible for paying for any stock repurchases, dividends declared to its stockholders, interest and principal on outstanding debt, and other general corporate expenses. Sources of capital and liquidity for FS Bancorp include distributions from the Bank and the issuance of debt or equity securities, although there are regulatory restrictions that limit the Bank's ability to make such distributions.

Dividends and other capital distributions from the Bank are subject to regulatory notice and certain restrictions. Unrestricted cash held by FS Bancorp at the Bank on an unconsolidated basis totaled $8.1 million at December 31, 2025. The Company currently expects to continue paying quarterly cash dividends on common stock subject to the Board of Directors' discretion to modify or terminate this practice at any time and for any reason without prior notice. The current quarterly common stock dividend rate is $0.29 per share, which we believe balances our objectives of managing and investing in the Bank and returning a substantial portion of cash to shareholders. Assuming continued payment during 2026 at this rate of $0.29 per share, our total dividend paid each quarter would be approximately $2.1 million based on the number of our current outstanding shares as of December 31, 2025.

Capital Resources

The Bank is subject to minimum capital requirements imposed by the FDIC. Based on its capital levels at December 31, 2025, the Bank exceeded these requirements as of that date. Consistent with our goals to operate a sound and profitable organization, our policy is for the Bank to maintain a well capitalized status under the capital categories of the FDIC. Based on capital levels at December 31, 2025, the Bank was considered to be "well capitalized". At December 31, 2025, the Bank exceeded all regulatory capital requirements with Tier 1 leverage-based capital, Tier 1 risk-based capital, total risk-based capital, and common equity Tier 1 capital ratios of 10.96%, 12.73%, 13.96%, and 12.73%, respectively.

As a bank holding company registered with the Federal Reserve, FS Bancorp is subject to the capital adequacy requirements of the Federal Reserve. Bank holding companies with $3.0 billion or more in total assets are required to comply with the Federal Reserve's capital regulations, which are generally consistent with the capital regulations applicable to the Bank. Under these regulations, the Federal Reserve expects the holding company to serve as a source of financial and managerial strength to its subsidiary bank, and expects the subsidiary bank to be well capitalized under the prompt corrective action regulations.

FS Bancorp is subject to these regulatory capital guidelines as of December 31, 2025, and has exceeded all applicable minimum capital requirements. The regulatory capital ratios calculated for FS Bancorp at December 31, 2025 were as follows: 9.66% for Tier 1 leverage-based capital, 11.21% for Tier 1 risk-based capital, 14.25% for total risk-based capital, and 11.21% for CET 1 capital ratio.

For additional information regarding regulatory capital compliance, see the discussion included in "Note 13 – Regulatory Capital" of the Notes to Consolidated Financial Statements included in "Item 8. Financial Statements and Supplementary Data" of this Form 10–K.

Recent Accounting Pronouncements

For a discussion of recent accounting standards, please see "Note 1 – Basis of Presentation and Summary of Significant Accounting Policies" of the Notes to Consolidated Financial Statements included in "Item 8. Financial Statements and Supplementary Data" of this Form 10–K.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk of loss from adverse changes in market prices and rates. The Company's market risk arises principally from interest rate risk inherent in lending, investing, deposit and borrowings activities. Management actively monitors and manages its interest rate risk exposure. In addition to other risks that are managed in the normal course of business, such as credit quality and liquidity, management considers interest rate risk to be a significant market risk that could potentially have a material effect on the Company's financial condition and result of operations. The information contained in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Asset and Liability Management" of this Form 10–K is incorporated herein by reference.

Item 8. Financial Statements and Supplementary Data


FS BANCORP, INC. AND SUBSIDIARY
INDEX TO FINANCIAL STATEMENTS


Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of
FS Bancorp, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of FS Bancorp, Inc., and subsidiary (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2025 and 2024, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses on Loans

Critical Audit Matter Description

As described in Notes 1 and 3 to the consolidated financial statements, the Company's allowance for credit losses on loans totaled $31.9 million as of December 31, 2025. The allowance for credit losses on loans is a valuation account that is deducted from the loans' amortized cost basis to present the net amount expected to be collected on the loans. The measurement of the net amount expected to be collected on loans is based on relevant available information from internal and external sources relating to past events, current conditions, historical loss experience, and reasonable and supportable forecasts.

We identified management's qualitative and environmental adjustments, which are used in the calculation of the allowance for credit losses on loans, as a critical audit matter. The qualitative and environmental adjustments are used to estimate factors that are not captured in the modeled expected losses. In turn, auditing management's complex judgments regarding the determination of qualitative and environmental adjustments applied to the allowance for credit losses on loans involved especially challenging auditor judgment due to the nature and extent of the audit evidence and effort required to audit the matter.

How We Addressed the Matter in Our Audit

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included evaluating the design and testing the operating effectiveness of internal controls related to the Company's calculation of the allowance for credit losses on loans, including controls over the accuracy and application of qualitative and environmental adjustments. Our audit procedures related to the qualitative and environmental adjustments included the following, among others:

● Testing the completeness and accuracy of the data used in the calculation and testing the application of qualitative and environmental adjustments, which are determined by management and used in the calculation.

● Obtaining management's analysis and supporting documentation related to the qualitative and environmental adjustments and testing whether the adjustments used in the calculation of the allowance for credit losses on loans are reasonable and supportable based on the analysis provided by management.

● Evaluating the relevance and reliability of the external data used by management to estimate the qualitative and environmental adjustments used in the calculation of the allowance for credit losses on loans.

/s/ Baker Tilly US, LLP

Everett, Washington
March 13, 2026

We have served as the Company's auditor since 2006.

FS BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2025 AND 2024
(Dollars in thousands, except share data)

	December 31,	
ASSETS	2025	2024
Cash and due from banks	$ 13,504	$ 19,280
Interest-bearing deposits at other financial institutions	14,715	12,355
Total cash and cash equivalents	28,219	31,635
Certificates of deposit at other financial institutions	—	1,727
Securities available-for-sale, at fair value (amortized cost of $310,097 and $310,272, net of allowance for credit losses of $0 and $0, respectively)	288,667	281,175
Securities held-to-maturity, at amortized cost (fair value of $34,396 and $8,144, net of allowance for credit losses of $277 and $45, respectively)	33,224	8,455
Loans held for sale, at fair value	43,705	27,835
Loans receivable, net of allowance for credit losses of $31,937 and $31,870 (includes loans of $13,183 and $12,728, at fair value, respectively)	2,623,172	2,501,951
Accrued interest receivable	14,614	13,881
Premises and equipment, net	44,065	29,756
Long-lived assets held for sale	3,258	—
Operating lease right-of-use ("ROU") assets	5,789	5,378
Federal Home Loan Bank ("FHLB") stock, at cost	7,971	15,621
Deferred tax asset, net	6,993	7,059
Bank owned life insurance ("BOLI"), net	36,249	38,528
Mortgage servicing rights ("MSRs"), held at the lower of cost or fair value	8,608	9,204
Goodwill	3,592	3,592
Core deposit intangible, net	10,518	13,710
Other assets	38,203	39,670
TOTAL ASSETS	$ 3,196,847	$ 3,029,177
LIABILITIES		
Deposits:		
Noninterest-bearing accounts	$ 658,123	$ 638,158
Interest-bearing accounts	2,015,519	1,701,260
Total deposits	2,673,642	2,339,418
Borrowings	129,305	307,806
Subordinated notes:		
Principal amount	50,000	50,000
Unamortized debt issuance costs	(339)	(406)
Total subordinated notes less unamortized debt issuance costs	49,661	49,594
Operating lease liabilities	5,889	5,556
Other liabilities	30,656	31,036
Total liabilities	2,889,153	2,733,410
COMMITMENTS AND CONTINGENCIES (NOTE 11)		
STOCKHOLDERS' EQUITY		
Preferred stock, $.01 par value; 5,000,000 shares authorized; none issued or outstanding	—	—
Common stock, $.01 par value; 45,000,000 shares authorized; 7,507,519 and 7,833,014 shares issued and outstanding at December 31, 2025 and December 31, 2024, respectively	75	78
Additional paid-in capital	43,251	55,716
Retained earnings	280,197	257,113
Accumulated other comprehensive loss, net of tax	(15,829)	(17,140)
Total stockholders' equity	307,694	295,767
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 3,196,847	$ 3,029,177

See accompanying notes to these consolidated financial statements.

FS BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(Dollars in thousands, except earnings per share data)

			Year Ended December 31,		
INTEREST INCOME		2025		2024	2023
Loans receivable, including fees	$	181,881	$ 170,857	$	154,945
Interest and dividends on investment securities, cash and cash equivalents, and certificates of deposit at other financial institutions		15,365	13,980		12,247
Total interest and dividend income		197,246	184,837		167,192
INTEREST EXPENSE					
Deposits		57,669	53,163		36,751
Borrowings		7,229	6,627		5,196
Subordinated notes		1,942	1,942		1,942
Total interest expense		66,840	61,732		43,889
NET INTEREST INCOME		130,406	123,105		123,303
PROVISION FOR CREDIT LOSSES		9,546	5,511		4,774
NET INTEREST INCOME AFTER PROVISION FOR CREDIT LOSSES		120,860	117,594		118,529
NONINTEREST INCOME					
Service charges and fee income		9,126	10,026		11,138
Gain on sale of loans		8,280	8,557		6,711
Gain on sale of MSRs		—	8,356		—
Loss on sale of investment securities, net		—	(7,836)		—
Earnings on cash surrender value of BOLI		1,035	990		920
Other noninterest income		3,836	1,463		1,721
Total noninterest income		22,277	21,556		20,490
NONINTEREST EXPENSE					
Salaries and benefits		57,781	55,092		53,622
Operations		14,923	13,529		13,070
Occupancy		7,129	6,857		6,378
Data processing		7,812	8,424		6,852
Gain on sale of OREO		—	—		(148)
Loan costs		2,918	2,685		2,574
Professional and board fees		4,648	4,072		2,584
Federal Deposit Insurance Corporation ("FDIC") insurance		2,310	2,005		2,392
Marketing and advertising		1,250	1,310		1,349
Acquisition cost		—	—		1,562
Amortization of core deposit intangible		3,192	3,633		3,464
Impairment (recovery) of MSRs		54	(38)		48
Total noninterest expense		102,017	97,569		93,747
INCOME BEFORE PROVISION FOR INCOME TAXES		41,120	41,581		45,272
PROVISION FOR INCOME TAXES		7,774	6,557		9,219
NET INCOME	$	33,346	$ 35,024	$	36,053
Basic earnings per share	$	4.35	$ 4.48	$	4.63
Diluted earnings per share	$	4.29	$ 4.36	$	4.56

See accompanying notes to these consolidated financial statements.

FS BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(Dollars in thousands)

	Year Ended December 31,		
	2025	2024	2023
Net income	$ 33,346	$ 35,024	$ 36,053
Other comprehensive income:			
Securities available-for-sale:			
Unrealized gain (loss) during period	7,667	(1,171)	6,779
Income tax (provision) benefit related to unrealized gain (loss)	(1,648)	252	(1,458)
Reclassification adjustment for realized loss, net included in net income	—	7,836	—
Income tax benefit related to reclassification for realized loss, net	—	(1,685)	—
Derivative financial instruments:			
Unrealized derivative (loss) gain during period	(2,875)	7,738	1,651
Income tax benefit (provision) related to unrealized derivative (loss) gain	618	(1,664)	(355)
Reclassification adjustment for realized gain, net included in net income	(3,122)	(6,548)	(5,465)
Income tax provision related to reclassification, net	671	1,408	1,174
Other comprehensive income, net of tax	1,311	6,166	2,326
COMPREHENSIVE INCOME	$ 34,657	$ 41,190	$ 38,379

See accompanying notes to these consolidated financial statements.

74

FS BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(Dollars in thousands, except share amounts)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income, Net of Tax	Total Stockholders' Equity
	Shares	Amount				
BALANCE, January 1, 2023	7,736,185	$ 77	$ 55,187	$ 202,065	$ (25,632)	$ 231,697
Net income	—	—	—	36,053	—	36,053
Dividends paid ($1.00 per share)	—	—	—	(7,764)	—	(7,764)
Share-based compensation	—	—	2,010	—	—	2,010
Issuance of common stock- employee stock purchase plan	32,330	1	1,016	—	—	1,017
Restricted stock awards	37,600	—	—	—	—	—
Restricted stock awards forfeited	(9,524)	—	—	—	—	—
Common stock repurchased - repurchase plan	(32,334)	—	(223)	—	—	(223)
Common stock repurchased for employee/director taxes paid on restricted stock awards	(11,446)	—	(355)	—	—	(355)
Stock options exercised, net	47,734	—	(273)	—	—	(273)
Other comprehensive income, net of tax	—	—	—	—	2,326	2,326
BALANCE, December 31, 2023	7,800,545	$ 78	$ 57,362	$ 230,354	$ (23,306)	$ 264,488
BALANCE, January 1, 2024	7,800,545	$ 78	$ 57,362	$ 230,354	$ (23,306)	$ 264,488
Net income	—	—	—	35,024	—	35,024
Dividends paid ($1.06 per share)	—	—	—	(8,265)	—	(8,265)
Share-based compensation	—	—	1,806	—	—	1,806
Issuance of common stock - employee stock purchase plan	29,122	1	1,074	—	—	1,075
Restricted stock awards	42,250	—	—	—	—	—
Restricted stock awards forfeited	(4,000)	—	—	—	—	—
Common stock repurchased - repurchase plan	(213,188)	(1)	(2,507)	—	—	(2,508)
Common stock repurchased for employee/director taxes paid on restricted stock awards	(9,193)	—	(386)	—	—	(386)
Stock options exercised, net	187,478	—	(1,633)	—	—	(1,633)
Other comprehensive income, net of tax	—	—	—	—	6,166	6,166
BALANCE, December 31, 2024	7,833,014	$ 78	$ 55,716	$ 257,113	$ (17,140)	$ 295,767

FS BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023 (Continued)
(Dollars in thousands, except share amounts)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income, Net of Tax	Total Stockholders' Equity
	Shares	Amount				
BALANCE, January 1, 2025	7,833,014	$ 78	$ 55,716	$ 257,113	$ (17,140)	$ 295,767
Net income	—	—	—	33,346	—	33,346
Dividends paid ($1.34 per share)	—	—	—	(10,262)	—	(10,262)
Share-based compensation	—	—	2,254	—	—	2,254
Issuance of common stock - employee stock purchase plan	30,942	—	1,222	—	—	1,222
Restricted stock awards	37,872	—	—	—	—	—
Common stock repurchased - repurchase plan	(401,078)	(3)	(15,420)	—	—	(15,423)
Common stock repurchased for employee/director taxes paid on restricted stock awards	(10,881)	—	(464)	—	—	(464)
Stock options exercised, net	17,650	—	(57)	—	—	(57)
Other comprehensive income, net of tax	—	—	—	—	1,311	1,311
BALANCE, December 31, 2025	7,507,519	$ 75	$ 43,251	$ 280,197	$ (15,829)	$ 307,694

See accompanying notes to these consolidated financial statements.

76

FS BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(Dollars in thousands)

	Year Ended December 31,		
CASH FLOWS FROM OPERATING ACTIVITIES	2025	2024	2023
Net income	$ 33,346	$ 35,024	$ 36,053
Adjustments to reconcile net income to net cash from operating activities			
Provision for credit losses	9,546	5,511	4,774
Depreciation, amortization and accretion	11,935	10,566	12,649
Compensation expense related to stock options and restricted stock awards	2,254	1,806	2,010
Benefit for deferred income taxes	(294)	(2,023)	(693)
Earnings on cash surrender value of BOLI	(1,035)	(990)	(920)
Gain on sale of loans held for sale	(8,280)	(8,557)	(6,711)
Gain on sale of portfolio loans	(63)	—	—
Gain on sale of MSRs	—	(8,356)	—
Loss on sale of investment securities, net	—	7,836	—
Change in fair value on portfolio loans measured under the fair value option	(534)	—	—
Origination of loans held for sale	(527,976)	(535,623)	(377,144)
Proceeds from sale of loans held for sale	561,218	571,287	411,484
Gain on purchase of tax credits	(660)	(2,277)	—
Loss on disposal of fixed assets	39	—	—
Purchase of tax credits	(7,587)	(26,217)	—
Impairment (recovery) of MSRs	54	(38)	48
Gain on sale of OREO	—	—	(148)
Changes in operating assets and liabilities			
Accrued interest receivable	(733)	124	(2,331)
Other assets	4,661	8,051	(4,495)
Other liabilities	(3,578)	(5,301)	3,093
Net cash from operating activities	72,313	50,823	77,669
CASH FLOWS (USED BY) FROM INVESTING ACTIVITIES			
Activity in securities available-for-sale:			
Proceeds from sale of investment securities	—	101,907	—
Maturities, prepayments, and calls	67,559	17,716	17,295
Purchases	(69,136)	(110,340)	(76,030)
Activity in securities held-to-maturity:			
Purchases	(30,485)	—	—
Maturities, prepayments, and calls	5,725	—	—
Maturities of certificates of deposit at other financial institutions	1,727	25,148	4,186
Purchase of certificates of deposit at other financial institutions	—	(2,708)	(23,641)
Portfolio loan originations and principal collections, net	(170,224)	(73,841)	(185,024)
Net cash from acquisitions	—	—	336,157
Proceeds from sale of MSRs	—	16,309	—
Proceeds from sale of portfolio loans	2,309	—	—
Purchase of portfolio loans	(4,498)	(63,427)	(2,818)
Proceeds from sale of OREO, net	—	—	718
Purchase of premises and equipment	(20,374)	(1,635)	(1,671)
Proceeds from bank owned life insurance death benefits	3,314	181	—
Change in FHLB stock, net	7,650	(13,507)	8,497
Net cash (used by) from investing activities	(206,433)	(104,197)	77,669
CASH FLOWS FROM (USED BY) FINANCING ACTIVITIES			
Net increase (decrease) in deposits	334,189	(183,025)	(30,704)
Proceeds from borrowings	949,937	967,769	2,164,338
Repayments of borrowings	(1,128,438)	(753,709)	(2,257,120)
Dividends paid on common stock	(10,262)	(8,265)	(7,764)
Disbursements from stock options exercised, net	(57)	(1,633)	(273)
Common stock repurchased for employee/director taxes paid on restricted stock awards	(464)	(386)	(355)
Issuance of common stock - employee stock purchase plan	1,222	1,075	1,017
Common stock repurchased	(15,423)	(2,508)	(223)
Net cash from (used by) financing activities	130,704	19,318	(131,084)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(3,416)	(34,056)	24,254
CASH AND CASH EQUIVALENTS, beginning of year	31,635	65,691	41,437
CASH AND CASH EQUIVALENTS, end of year	$ 28,219	$ 31,635	$ 65,691

SUPPLEMENTARY DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the period for:

Interest on deposits and borrowings	$	65,154	$	63,061		38,744
Income taxes		184		2,370		10,396

SUPPLEMENTARY DISCLOSURES OF NONCASH OPERATING, INVESTING AND FINANCING ACTIVITIES

Change in fair value on available-for-sale investment securities	$	7,667	$	6,665	$	6,779
Change in fair value on fair value and cash flow hedges		(5,992)		1,188		(3,814)
Change in fair value on portfolio loans measured under the fair value option		—		52		447
Retention in gross MSRs from loan sales		2,129		2,415		2,772
ROU assets in exchange for lease liabilities		1,975		422		2,034
Acquisitions:						
Assets acquired		—		—		87,512
Liabilities assumed		—		—		424,949

See accompanying notes to these consolidated financial statements.

78

NOTE 1 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations – FS Bancorp, Inc. (the "Company") was incorporated in September 2011 as the holding company for 1st Security Bank of Washington (the "Bank" or "1st Security Bank") in connection with the Bank's conversion from the mutual to stock form of ownership which was completed on July 9, 2012. The Bank is a community-based savings bank with 27 full-service bank branches, a headquarters that also originates loans and accepts deposits, and loan production offices in suburban communities in the greater Puget Sound area, the Kennewick-Pasco-Richland metropolitan area of Washington, also known as the Tri-Cities, Goldendale, Vancouver, and White Salmon, Washington and Manzanita, Newport, Ontario, Tillamook, and Waldport, Oregon. The Bank provides loan and deposit services to customers who are predominantly small- and middle-market businesses and individuals. The Company and its subsidiary are subject to regulation by certain federal and state agencies and undergo periodic examination by these regulatory agencies.

Financial Statement Presentation – The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and with prevailing practices within the banking and securities industries. In preparing such financial statements, management is required to make certain estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the balance sheet and the reported amounts of revenues and expenses for the reporting period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for credit losses, fair value of financial instruments, and, if needed, valuation of deferred tax assets.

Amounts presented in the consolidated financial statements and footnote tables are rounded and presented to the nearest thousands of dollars except per share amounts. If the amounts are above $1.0 million, they are rounded one decimal point, and if they are above $1.0 billion, they are rounded two decimal points. Certain prior-year amounts have been reclassified to conform to the current-year presentation. These reclassifications had no effect on previously reported net income, comprehensive income, total assets, total liabilities, shareholders' equity, or net cash provided by operating, investing, or financing activities.

Principles of Consolidation – The consolidated financial statements include the accounts of FS Bancorp and its wholly owned subsidiary, 1st Security Bank. All material intercompany accounts have been eliminated in consolidation.

Segment Reporting – The Company operates in two business segments through the Bank: commercial and consumer banking and home lending. The Company's business segments are determined based on the products and services provided, as well as the nature of the related business activities, and they reflect the way financial information is regularly reviewed for the purpose of allocating resources and evaluating performance of the Company's businesses. The results for these business segments are based on management's accounting process, which assigns income statement items and assets to each responsible operating segment. This process is dynamic and is based on management's view of the Company's operations. See "Note 19 – Business Segments."

Subsequent Events – On February 25, 2026, FS Bancorp, Inc. announced the signing of a definitive merger agreement whereby the Company will acquire Pacific West Bancorp ("Pacific West") in a stock and cash transaction valued at approximately $34.6 million. The transaction is subject to customary closing conditions, including the receipt of regulatory approvals and approval of the agreement by the shareholders of Pacific West. See "Note 22 – Definitive Agreement."

Cash and Cash Equivalents – Cash and cash equivalents include cash and due from banks, and interest-bearing balances due from other banks and the Federal Reserve Bank of San Francisco ("FRB") and have an original maturity of 90 days or less at the time of purchase. At times, cash balances may exceed FDIC insured limits. At December 31, 2025 and 2024, the Company had $1.7 million and $41,000, respectively, of cash and due from banks and interest-bearing deposits at other financial institutions in excess of FDIC insured limits.

Securities – Securities are classified as held-to-maturity when the Company has the ability and positive intent to hold them to maturity. Securities classified as held-to-maturity are carried at cost, adjusted for amortization of premiums to the earliest callable date and accretion of discounts to the maturity date and, if appropriate, any credit impairment losses. Securities available-for-sale consist of debt securities that the Company has the intent and ability to hold for an indefinite period, but not necessarily to maturity. Such securities may be sold to implement the Company's asset/liability management strategies and in response to changes in interest rates and similar factors. Securities available-for-sale are reported at fair value. Realized gains and losses on securities available-for-sale, determined using the specific identification method, are included in results of operations. Amortization of premiums and accretion of discounts are recognized as adjustments to yield over the contractual lives of the related securities with the exception of premiums for non-contingently callable debt securities which are amortized to the earliest call date, rather than the contractual maturity date. Dividends and interest income are recognized when earned.

Federal Home Loan Bank Stock – The Bank's investment in FHLB stock is carried at cost, which approximates fair value. As a member of the FHLB system, the Bank is required to maintain an investment in capital stock of the FHLB. The Bank's required minimum level of investment in FHLB stock is based on specific percentages of its outstanding mortgages, total assets, or FHLB advances. At December 31, 2025 and 2024, the Bank's investment in FHLB stock was $8.0 million and $15.6 million, respectively. The Bank was in compliance with the FHLB minimum investment requirement at December 31, 2025 and 2024.

Management evaluates FHLB stock for impairment annually. Management's determination of whether these investments are impaired is based on its assessment of the ultimate recoverability of cost rather than by recognizing temporary declines in value. The determination of whether a decline affects the ultimate recoverability of cost is influenced by criteria such as (1) the significance of any decline in net assets of the FHLB as compared with the capital stock amount for the FHLB and the length of time this situation has persisted; (2) commitments by the FHLB to make payments required by law or regulation and the level of such payments in relation to the operating performance of the FHLB; (3) the impact of legislative and regulatory changes on institutions and, accordingly, the customer base of the FHLB; and (4) the liquidity position of the FHLB. Based on its evaluation, management determined that there was no impairment of FHLB stock for the years ended December 31, 2025, 2024 and 2023.

Loans Held for Sale – The Bank records all mortgage loans held for sale at fair value. Fair value is determined by outstanding commitments from investors or current investor yield requirements calculated on the aggregate loan basis. Gains and losses on fair value changes of loans held for sale are recorded in the gain on sale of loans component of noninterest income. Origination fees and costs are recognized in earnings at the time of origination. Mortgage loans held for sale are sold with the mortgage service rights either released or retained by the Bank. Gains or losses on sales of mortgage loans are recognized based on the difference between the selling price and the carrying value of the related mortgage loans sold. All sales are made with limited recourse against the Company.

Mortgage Banking Derivatives – Commitments to fund mortgage loans (interest rate locks) to be sold into the secondary market and forward commitments for the future delivery of these mortgage loans are accounted for as free-standing derivatives. The fair value of the interest rate lock is recorded at the time the commitment to fund the mortgage loan is executed and is adjusted for the expected exercise of the commitments to fund the loans. The Company enters into forward commitments for the future delivery of mortgage loans when interest rate locks are entered. Fair values of these mortgage derivatives are estimated based on changes in mortgage interest rates from the date the interest on the loan is locked. Changes in the fair values of these derivatives are reported in "Gain on sale of loans" on the Consolidated Statements of Income.

Cash Flow and Fair Value Hedges – The Bank designates certain interest rate swaps as cash flow hedges of the variability in cash flows associated with borrowings and other variable-rate funding instruments. For derivatives designated and qualifying as cash flow hedges, the effective portion of changes in fair value is recorded in accumulated other comprehensive income (loss) ("AOCI") and subsequently reclassified into earnings in the same period in which the hedged forecasted cash flows affect earnings, generally as an adjustment to interest expense. The ineffective portion of changes in fair value, if any, is recognized immediately in earnings. Amounts recorded in AOCI are reclassified to interest expense as the hedged cash flows are realized. If it becomes probable that a forecasted hedged transaction will not occur, any related amounts included in AOCI are reclassified immediately into earnings.

The Bank may designate certain derivatives as fair value hedges of changes in the fair value of fixed-rate financial instruments attributable to changes in benchmark interest rates. For derivatives designated and qualifying as fair value hedges, changes in the fair value of both the derivative and the hedged item attributable to the hedged risk are recognized in current-period earnings. The carrying amount of the hedged item is adjusted for the change in fair value attributable to the hedged risk, and this basis adjustment is amortized to earnings over the remaining life of the hedged instrument using the effective interest method.

The Bank may terminate derivative instruments or dedesignate hedging relationships prior to maturity as part of its ongoing interest rate risk management. Upon termination or dedesignation of a cash flow hedge, the derivative is no longer designated as a hedging instrument and subsequent changes in fair value are recognized in earnings. Amounts previously recorded in AOCI related to the terminated cash flow hedge remain in AOCI and are reclassified into earnings over the remaining original hedged forecasted period, unless it becomes probable that the forecasted transaction will not occur, in which case such amounts are recognized immediately in earnings. Upon termination of a fair value hedge, hedge accounting is discontinued and the cumulative fair value adjustment to the carrying amount of the hedged item is amortized to earnings over the remaining contractual life of the hedged instrument.

Loans Receivable – Loans receivable, are stated at amortized cost. Interest on loans is calculated using the simple interest method based on the daily balance of the principal amount outstanding and is credited to income as earned. Loan fees, net of direct origination costs, are deferred and amortized over the life of the loan using the effective yield method. If the loan is repaid prior to maturity, the remaining unamortized net deferred loan origination fee is recognized in income at the time of repayment.

Income Recognition on Nonaccrual Loans and Securities – Interest on loans is accrued daily based on the principal amount outstanding. Generally, the accrual of interest on loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due or when they are past due 90 days as to either principal or interest (based on contractual terms), unless they are well secured and in the process of collection. All interest accrued but not collected for loans that are placed on nonaccrual status or charged off are reversed against interest income. Subsequent collections on a cash basis are applied proportionately to past due principal and interest, unless collectability of principal is in doubt, in which case all payments are applied to principal. Loans are returned to accrual status when the loan is performing according to its contractual terms for at least six months and the collectability of principal and interest is no longer doubtful. While less common, similar interest reversal and nonaccrual treatment is applied to investment securities if their ultimate collectability becomes questionable.

Allowance for Credit Losses on Held-to-Maturity Securities – Management measures expected credit losses on held-to-maturity securities by individual security. Accrued interest receivable on held-to-maturity debt securities is excluded from the estimate of credit losses. The estimate of expected credit losses considers credit ratings and historical credit loss information that is adjusted for current conditions and reasonable and supportable forecasts.

Allowance for Credit Losses on Available-for-Sale Securities – For available-for-sale securities in an unrealized loss position, management first assesses whether it intends to sell or is more likely than not to be required to sell, the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value through income. For debt securities available-for-sale that do not meet the aforementioned criteria, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an ACL is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis.

Changes in the ACL are recorded as a provision for (recovery of) credit loss expense. Losses are charged against the ACL when management believes the uncollectability of an available-for-sale security is confirmed or when either of the criteria regarding intent or requirement to sell is met. Accrued interest receivable on available-for-sale debt securities is not included in the estimate of credit losses.

Allowance for Credit Losses on Loans – The ACL on loans is a valuation account that is deducted from the loans' amortized cost basis to present the net amount expected to be collected on the loans. Loans are charged off against the allowance when management believes the uncollectability of a loan balance is confirmed and recoveries are credited to the allowance when received. In the case of recoveries, amounts may not exceed the aggregate of amounts previously charged off.

Management utilizes relevant available information, from internal and external sources, relating to past events, current conditions, historical loss experience, and reasonable and supportable forecasts. The lookback period in the analysis includes historical data from 2009 to present. Adjustments to historical loss information are made when management determines historical data is not likely reflective of the current portfolio such as limited data sets or lack of default or loss history. Management may selectively apply external market data to subjectively adjust the Company's own loss history including index or peer data. Accrued interest receivable is excluded from the estimate of credit losses on loans.

Collective Assessment – The ACL on loans is measured on a collective cohort basis when similar risk characteristics exist. Generally, collectively assessed loans are grouped by call report code and then risk-grade grouping. Risk grade is grouped within each call report code by pass, watch, special mention, substandard, and doubtful. Other loan types are separated into their own cohorts due to specific risk characteristics for that pool of loans.

81

The Company has elected a non-discounted cash flow methodology with probability of default ("PD") and loss given default ("LGD") for all call report code cohorts ("cohorts"), with the exception of the indirect and marine portfolios which are evaluated under a vintage methodology. The vintage methodology measures the expected loss calculation for future periods based on historical performance by the origination period of loans with similar life cycles and risk characteristics. Guaranteed portions of loans are measured with zero risk due to cash collateral and full guaranty.

The PD calculation looks at the historical loan portfolio at particular points in time (each month during the lookback period) to determine the probability that loans in a certain cohort will default over the next 12-month period. A default is defined as a loan that has moved to past due 90 days and greater, nonaccrual status, or experienced a charge-off during the period. In cohorts where the Company's historical data is insufficient due to a minimal amount of default activity or zero defaults, management uses index PDs comprised of rates derived from the PD experience of other community banks in place of the Company's historical PDs. Additionally, management reviews all other cohorts to determine if index PDs should be used outside of these criteria.

The LGD calculation looks at actual losses (net charge-offs) experienced over the entire lookback period for each cohort of loans. The aggregate loss amount is divided by the exposure at default to determine an LGD rate. All defaults (non-accrual, charge-off, or greater than 90 days past due) occurring during the lookback period are included in the denominator, whether a loss occurred or not and exposure at default is determined by the loan balance immediately preceding the default event (i.e., nonaccrual or charge-off). Due to very limited charge-off history, management uses index LGDs comprised of rates derived from the LGD experience of other community banks in place of the Company's historical LGDs.

The Company utilizes reasonable and supportable forecasts of future economic conditions when estimating the ACL on loans. The calculation includes a 12-month PD forecast based on the Company's regression model comparing peer nonperforming loan ratios to the national unemployment rate. After the forecast period, PD rates revert on a straight-line basis back to long-term historical average rates over a 12-month period. Due to very limited default history, management uses index PDs comprised of rates derived from the PD experience of other community banks in place of the Company's historical PDs.

The Company recognizes that all significant factors that affect the collectability of the loan portfolio must be considered to determine the estimated credit losses as of the evaluation date. Furthermore, the methodology, in and of itself and even when selectively adjusted by comparison to market and peer data, does not provide a sufficient basis to determine the estimated credit losses. The Company adjusts the modeled historical losses by qualitative and environmental adjustments to incorporate all significant risks to form a sufficient basis to estimate the credit losses.

Individual Assessment – Loans that do not share similar risk characteristics with other loans in the portfolio are individually evaluated for expected credit losses. These loans typically include nonaccrual loans and other loans for which credit deterioration is evident and repayment is expected to be provided substantially through the operation or sale of collateral. Expected credit losses on individually evaluated loans are measured based on the present value of expected future cash flows, the observable market price of the loan, or, for collateral-dependent loans, the fair value of the underlying collateral, less estimated costs to sell, as applicable.

Determining the Contractual Term – Expected credit losses are estimated over the contractual term of the loans, adjusted for expected prepayments when appropriate. The contractual term excludes expected extensions, renewals and modifications. Prepayment assumptions will be determined by analysis of historical behavior by loan cohort.

Allowance for Credit Losses on Unfunded Commitments – The Company estimates expected credit losses over the contractual period in which the Company is exposed to credit risk via a contractual obligation to extend credit. The ACL on unfunded commitments is adjusted through a provision for (recovery of) credit losses. The estimate includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded over its estimated life. The estimate utilizes the same factors and assumptions as the ACL on loans and is applied at the same collective cohort level.

Premises and Equipment, Net – Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives used to compute depreciation include building and building improvements up to 25 years and furniture, fixtures, and equipment from three to 10 years. Leasehold and tenant improvements are amortized using the straight-line method over the lesser of useful life or the life of the related lease. Gains or losses on dispositions are reflected on the Consolidated Statements of Income.

Management reviews buildings, improvements and equipment for impairment on an annual basis or whenever events or changes in the circumstances indicate that the undiscounted cash flows for the property are less than its carrying value. If identified, an impairment loss is recognized through a charge to earnings based on the fair value of the property.

Right of Use ("ROU") Lease Asset & Lease Liability – The Company leases retail space, office space, storage space, and equipment under operating leases. Most leases require the Company to pay real estate taxes, maintenance, insurance and other similar costs in addition to the base rent. Certain leases also contain lease incentives, such as tenant improvement allowances and rent abatement. Variable lease payments are recognized as lease expense as they are incurred. The Company records an operating lease ROU asset and an operating lease liability for operating leases with a lease term greater than 12 months.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the Company's leases do not provide an implicit rate, the Company generally uses its incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. Many of the Company's leases contain various provisions for increases in rental rates, based either on changes in the published Consumer Price Index or a predetermined escalation schedule, which are factored into our determination of lease payments when appropriate. Substantially all the leases provide the Company with the option to extend the lease term one or more times following expiration of the initial term. The ROU asset and lease liability terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Transfers of Financial Assets – Transfers of an entire financial asset, a group of entire financial assets, or participating interest in an entire financial asset are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Mortgage Servicing Rights – Servicing assets are recognized as separate assets when rights are acquired through purchase or through sale of financial assets. Generally, purchased MSRs are capitalized at the cost to acquire the rights. For sales of mortgage loans, a portion of the cost of originating the loan is allocated to the MSRs based on relative fair value. Fair value is based on market prices for comparable MSR contracts, when available, or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income, such as the cost to service, the discount rate, the custodial earnings rate, an inflation rate, ancillary income, prepayment speeds, and default rates and losses.

Servicing assets are evaluated quarterly for impairment based upon the fair value of the rights as compared to amortized cost. Impairment is determined by stratifying rights into tranches based on predominant characteristics, such as interest rate, loan type, and investor type. Impairment is recognized through a valuation allowance for an individual tranche, to the extent that fair value is less than the capitalized amount for the tranche. If the Company later determines that all or a portion of the impairment no longer exists for a particular tranche, a reduction of the allowance may be recorded as a recovery and an increase to income. Capitalized MSRs are stated separately on the Consolidated Balance Sheets and are amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets.

Long-Lived Assets Held for Sale – Long-lived assets, typically premises and equipment, are classified as held for sale when management commits to a plan to sell the asset, the asset is available for immediate sale in its present condition, an active program to locate a buyer has been initiated, the sale is probable and expected to be completed within one year, and the asset is being actively marketed at a price that is reasonable in relation to its current fair value. Assets classified as held for sale are measured at the lower of their carrying amount or fair value less estimated costs to sell and are not depreciated once classified as held for sale. Any resulting write-down to fair value less estimated cost to sell is recognized in noninterest expense in the period in which the held-for-sale criteria are met.

Income Taxes – The Company files a consolidated federal income tax return. Income taxes are reflected in the Company's consolidated financial statements to show the tax effects of the operations and transactions reported in the consolidated financial statements and consist of taxes currently payable plus deferred taxes. ASC 740, "*Accounting for Income Taxes*," requires the asset and liability approach for financial accounting and reporting for deferred income taxes. Deferred tax assets and liabilities result from temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. They are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled and are determined using the assets and liability method of accounting. The deferred income tax provision represents the difference between net deferred tax asset/liability at the beginning and end of the reported period. In formulating the deferred tax asset, the Company is required to estimate income and taxes in the jurisdiction in which the Company operates. This process involves estimating the actual current tax exposure for the reported period together with assessing temporary differences resulting from differing treatment of items, such as depreciation and the provision for credit losses, for tax and financial reporting purposes.

The Company follows the authoritative guidance issued related to accounting for uncertainty in income taxes. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It is the Company's policy to record any penalties or interest arising from federal or state taxes as a component of income tax expense.

Earnings Per Share ("EPS") – Basic and diluted EPS are computed using the two-class method, which is an earnings allocation method for computing earnings per share that treats a participating security as having rights to earnings that would otherwise have been available to common shareholders. Basic earnings per share are computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Unvested share-based awards containing non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and are included in the computation of earnings per share pursuant to the two-class method. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

Comprehensive Income (Loss) – Comprehensive income (loss) is comprised of net income and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized holding gains and losses on securities available-for-sale, net of tax and unrealized holding gains (losses) on derivatives designated as cash flow hedges, net of tax recorded directly to equity.

Financial Instruments – In the ordinary course of business, the Company has entered into agreements for off-balance-sheet financial instruments consisting of commitments to extend credit and stand-by letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

Restricted Assets – Regulations of the Board of Governors of the Federal Reserve System ("Federal Reserve") require that the Bank maintain reserves in the form of cash on hand and deposit balances with the FRB, based on a percentage of deposits. However, the Federal Reserve reduced reserve requirement ratios to zero percent effective March 26, 2020, and as a result, the Bank was not required to maintain reserve balances at December 31, 2025 or December 31, 2024.

Marketing and Advertising Costs – The Company records marketing and advertising costs as expenses as they are incurred. Total marketing and advertising expense was $1.3 million for each of the years ended December 31, 2025, 2024 and 2023.

Share-Based Compensation – Compensation cost is recognized for stock options and restricted stock awards, based on the fair value of these awards at the grant date. A Black-Scholes model is utilized to estimate the fair value of stock options, while the market price of the Company's common stock at the grant date is used for restricted stock awards. Compensation cost is recognized over the required service period, generally defined as the vesting period. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award.

Goodwill – Goodwill is recorded upon completion of a business combination as the difference between the purchase price and the fair value of net identifiable assets acquired. The Company completes its annual review of goodwill during the fourth quarter of each fiscal year. We have determined our goodwill balance is all related to a single reporting unit. An assessment of qualitative factors is completed to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the qualitative analysis concludes that further analysis is required, then a quantitative impairment test would be completed. The quantitative goodwill impairment test is used to identify the existence of impairment and the amount of impairment loss and compares the reporting unit's estimated fair value, including goodwill, to its carrying amount. If the fair value exceeds the carrying amount, then goodwill is not considered impaired. If the carrying amount exceeds its fair value, an impairment loss would be recognized equal to the amount of excess, limited to the amount of total goodwill allocated to that reporting unit. There was no goodwill impairment for the years ended December 31, 2025, 2024 and 2023.

Bank Owned Life Insurance – The Bank has purchased life insurance policies on certain key executives. Company owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

As a result of current tax law and the nature of these policies, the Bank records any increase in cash value of these policies as nontaxable noninterest income. If the Bank decided to surrender any of the policies prior to the death of the insured, such surrender may result in tax expense related to the life-to-date cumulative increase in cash value of the policy. If the Bank retains such policies until the death of the insured, the Bank will receive nontaxable proceeds from the insurance company equal to the death benefit of the policies.

Acquired Loans – Establishing the fair value of acquired loans involves a significant amount of judgement, including determining the credit discount based upon historical data adjusted for current economic conditions and other factors. Acquired loans are evaluated upon acquisition and classified as either purchased credit-deteriorated or purchased non-credit-deteriorated. Purchased credit-deteriorated ("PCD") loans have experienced more than insignificant credit deterioration since origination. For PCD loans, an allowance for credit losses is determined at the acquisition date using the same methodology as other loans held for investment. The initial allowance for credit losses determined on a collective basis is allocated to individual loans. The loan's fair value is grossed up for the allowance for credit losses and becomes its initial amortized cost basis. The difference between the initial amortized cost basis and the par value of the loan is a noncredit discount or premium, which is amortized into interest income over the life of the loan. Subsequent changes to the allowance for credit losses are recorded through a provision for credit losses.

For purchased non-credit-deteriorated loans, the difference between the fair value and unpaid principal balance of the loan at the acquisition date is amortized or accreted to interest income over the life of the loan. While credit discounts are included in the determination of the fair value for non-credit-deteriorated loans, since these discounts are expected to be accreted over the life of the loans, they cannot be used to offset the allowance for credit losses that must be recorded at the acquisition date. As a result, an allowance for credit losses is determined at the acquisition date using the same methodology as other loans held for investment and is recognized as a provision for credit losses in the Consolidated Statement of Income. Any subsequent deterioration (improvement) in credit quality is recognized by recording a provision for (reversal of) credit losses.

Application of New Accounting Guidance in 2025

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which requires enhanced disclosures regarding the effective tax rate reconciliation and income taxes paid, including disaggregation by jurisdiction and additional qualitative information. The guidance is effective for public business entities for annual periods beginning after December 15, 2024.

The Company adopted the guidance on January 1, 2025 on a prospective basis. The adoption did not impact the Company's consolidated financial position, results of operations, or cash flows, and resulted only in additional income tax disclosures.

RECENT ACCOUNTING PRONOUNCEMENTS

In October 2023, the FASB issued ASU 2023-06, *Disclosure Improvements: Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative.* The amendments incorporate into the Accounting Standards Codification certain disclosure and presentation requirements currently included in SEC regulations. Each amendment will become effective prospectively upon the SEC's removal of the related disclosure requirement from its rules. The Company is currently evaluating the impact of ASU 2023-06 and does not expect the adoption to have a material effect on its consolidated financial statements.

In January 2025, the FASB issued guidance within ASU 2025-01, *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses.* The amendment in this ASU amends the effective date of ASU 2024-03 to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption of ASU 2024-03 is permitted. The Company is currently evaluating the impact of this ASU but does not expect it to have a material effect on its consolidated financial statements.

In November 2025, the FASB issued ASU 2025-08, *Financial Instruments—Credit Losses (Topic 326): Purchased Loans*, which expands and clarifies acquisition-date accounting for certain purchased loans under CECL, including use of a gross-up approach for specified acquired loans. This ASU is effective for annual reporting periods beginning after December 15, 2026, and interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the impact of this ASU on its accounting for acquired loans and related disclosures.

In December 2025, the FASB issued guidance within ASU 2025-11, *Interim Reporting.* The ASU intends to improve the navigability of the guidance in ASC 270 and clarify when it applies. Under the amendments, an entity is subject to ASC 270 if it provides "interim financial statements and notes in accordance with GAAP." The ASU is effective for interim periods in fiscal years beginning after December 15, 2027 for public business entities, with a one-year deferral for all other entities. Early adoption is permitted for all entities. The Company is currently evaluating the impact of this ASU but does not expect it to have a material effect on its consolidated financial statements.

NOTE 2 – INVESTMENTS

The following tables present the amortized costs, unrealized gains, unrealized losses, estimated fair values of securities available-for-sale and held-to-maturity, and the ACL on securities available-for-sale and held-to-maturity, at the dates indicated:

	December 31, 2025				
SECURITIES AVAILABLE-FOR-SALE	Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Values	ACL
U.S. agency securities	$ 20,264	$ 66	$ (2,203)	$ 18,127	$ —
Corporate securities	16,000	5	(619)	15,386	—
Municipal bonds	81,156	4	(9,755)	71,405	—
Mortgage-backed securities	181,849	757	(9,039)	173,567	—
Asset-backed securities	10,828	1	(647)	10,182	—
Total securities available-for-sale	310,097	833	(22,263)	288,667	—
SECURITIES HELD-TO-MATURITY					
Corporate securities	31,393	831	(149)	32,075	277
Municipal bonds	2,108	213	—	2,321	—
Total securities held-to-maturity	33,501	1,044	(149)	34,396	277
Total securities	$ 343,598	$ 1,877	$ (22,412)	$ 323,063	$ 277

| | | December 31, 2024 | | | |
SECURITIES AVAILABLE-FOR-SALE	Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Values	ACL
U.S. agency securities	$ 20,247	$ 45	$ (3,154)	$ 17,138	$ —
Corporate securities	16,000	8	(882)	15,126	—
Municipal bonds	82,774	—	(12,430)	70,344	—
Mortgage-backed securities	178,740	415	(11,969)	167,186	—
Asset-backed securities	12,511	3	(1,133)	11,381	—
Total securities available-for-sale	310,272	471	(29,568)	281,175	—
SECURITIES HELD-TO-MATURITY					
Corporate securities	8,500	—	(356)	8,144	45
Total securities held-to-maturity	8,500	—	(356)	8,144	45
Total securities	$ 318,772	$ 471	$ (29,924)	$ 289,319	$ 45

The following table presents the activity in the ACL on securities held-to-maturity by major security type for the years indicated:

| SECURITIES HELD-TO-MATURITY | For the Year Ended December 31, | | |
Corporate Securities	2025	2024	2023
Beginning ACL balance	$ 45	$ 45	$ 31
Provision for credit losses	232	—	14
Total ending ACL balance	$ 277	$ 45	$ 45

Management measures expected credit losses on held-to-maturity debt securities on an individual basis. The estimate of expected credit losses considers historical credit loss information that is adjusted for current conditions and reasonable and supportable forecasts. The increase in provision during the periods was attributable to increased securities balances. Accrued interest receivable totaled $271,000 and $116,000 on held-to-maturity debt securities and $1.2 million on available-for-sale debt securities for both periods as of December 31, 2025 and 2024, respectively. Accrued interest receivable on securities is reported in "Accrued interest receivable" on the Consolidated Balance Sheets and is excluded from the calculation of the ACL.

The Company monitors the credit quality of debt securities held-to-maturity quarterly using credit rating, material event notices, and changes in market value. The following table summarizes the amortized cost of debt securities held-to-maturity at the dates indicated, aggregated by credit quality indicator:

| | December 31, | |
Corporate securities	2025	2024
BBB	$ 29,521	$ 8,500
BB	1,872	—
Municipal bonds		
A	2,108	—
Total	$ 33,501	$ 8,500

At December 31, 2025 and 2024, there were no debt securities held-to-maturity that were classified as either nonaccrual or 90 days or more past due and still accruing interest.

The carrying value of securities pledged to secure public deposits totaled $22.8 million and $34.4 million at December 31, 2025 and 2024, respectively. All pledged securities were pledged for the purpose of collateralizing public deposits.

Investment securities that were in an unrealized loss position at the dates indicated are presented in the following tables, based on the length of time individual securities have been in an unrealized loss position.

	December 31, 2025					
	Less than 12 Months		12 Months or Longer		Total	
SECURITIES AVAILABLE-FOR-SALE	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. agency securities	$ —	$ —	$ 16,061	$ (2,203)	$ 16,061	$ (2,203)
Corporate securities	3,961	(39)	8,420	(580)	12,381	(619)
Municipal bonds	—	—	70,228	(9,755)	70,228	(9,755)
Mortgage-backed securities	35,194	(380)	64,321	(8,659)	99,515	(9,039)
Asset-backed securities	3,047	(25)	6,644	(622)	9,691	(647)
Total securities available-for-sale	42,202	(444)	165,674	(21,819)	207,876	(22,263)
SECURITIES HELD-TO-MATURITY						
Corporate securities	6,788	(84)	935	(65)	7,723	(149)
Total securities held-to-maturity	6,788	(84)	935	(65)	7,723	(149)
Total securities	$ 48,990	$ (528)	$ 166,609	$ (21,884)	$ 215,599	$ (22,412)

	December 31, 2024					
	Less than 12 Months		12 Months or Longer		Total	
SECURITIES AVAILABLE-FOR-SALE	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. agency securities	$ —	$ —	$ 15,093	$ (3,154)	$ 15,093	$ (3,154)
Corporate securities	6,781	(219)	5,337	(663)	12,118	(882)
Municipal bonds	1,677	(10)	68,667	(12,420)	70,344	(12,430)
Mortgage-backed securities	31,093	(241)	63,934	(11,728)	95,027	(11,969)
Asset-backed securities	3,638	(41)	7,190	(1,092)	10,828	(1,133)
Total securities available-for-sale	43,189	(511)	160,221	(29,057)	203,410	(29,568)
SECURITIES HELD-TO-MATURITY						
Corporate securities	—	—	8,144	(356)	8,144	(356)
Total securities held-to-maturity	—	—	8,144	(356)	8,144	(356)
Total securities	$ 43,189	$ (511)	$ 168,365	$ (29,413)	$ 211,554	$ (29,924)

The unrealized losses associated with these securities are believed to be caused by changing market conditions and considered to be temporary and the Company does not intend, and is not likely to be required, to sell these securities prior to maturity. Management monitors the published credit ratings of the issuers of the debt securities for material ratings or outlook changes. Substantially all the Company's municipal bond portfolio is comprised of obligations of states and political subdivisions located within the Company's geographic footprint that are monitored through quarterly or annual financial review utilizing published credit ratings. All the municipal bond securities are investment grade.

All of the available-for-sale mortgage-backed securities and asset-backed securities in an unrealized loss position are issued or guaranteed by government-sponsored enterprises, and the available-for-sale corporate securities are all investment grade and monitored for rating or outlook changes. Based on the Company's evaluation of these securities, no credit impairment was recorded for the years ended December 31, 2025, 2024 and 2023.

The contractual maturities of securities available-for-sale and held-to-maturity at the dates indicated are listed below. Expected maturities of mortgage-backed securities may differ from contractual maturities because borrowers may have the right to call or prepay the obligations; therefore, these securities are classified separately with no specific maturity date.

	December 31, 2025		December 31, 2024	
SECURITIES AVAILABLE-FOR-SALE	Amortized Cost	Fair Value	Amortized Cost	Fair Value
U.S. agency securities				
Due after one year through five years	$ 4,976	$ 4,785	$ 4,962	$ 4,575
Due after five years through ten years	15,288	13,342	10,975	9,193
Due after ten years	—	—	4,310	3,370
Subtotal	20,264	18,127	20,247	17,138
Corporate securities				
Due within one year	6,000	6,001	—	—
Due after one year through five years	8,000	7,858	11,000	10,766
Due after five years through ten years	2,000	1,527	3,000	2,918
Due after ten years	—	—	2,000	1,442
Subtotal	16,000	15,386	16,000	15,126
Municipal bonds				
Due after one year through five years	2,135	2,137	2,186	2,168
Due after five years through ten years	7,080	6,441	4,158	3,728
Due after ten years	71,941	62,827	76,430	64,448
Subtotal	81,156	71,405	82,774	70,344
Mortgage-backed securities				
Federal National Mortgage Association ("FNMA")	82,555	75,492	90,771	80,677
Federal Home Loan Mortgage Corporation ("FHLMC")	47,170	46,556	48,765	47,773
Government National Mortgage Association ("GNMA")	52,124	51,519	39,204	38,736
Subtotal	181,849	173,567	178,740	167,186
Asset-backed securities				
Due within one year	130	129	203	200
Due after one year through five years	743	730	1,073	1,037
Due after five years through ten years	2,598	2,458	2,867	2,648
Due after ten years	7,357	6,865	8,368	7,496
Subtotal	10,828	10,182	12,511	11,381
Total securities available-for-sale	310,097	288,667	310,272	281,175
SECURITIES HELD-TO-MATURITY				
Corporate securities				
Due after one year through five years	3,000	2,986	—	—
Due after five years through ten years	26,143	26,839	8,500	8,144
Due after ten years	2,250	2,250	—	—
Subtotal	31,393	32,075	8,500	8,144
Municipal bonds				
Due after ten years	2,108	2,321	—	—
Subtotal	2,108	2,321	—	—
Total securities held-to-maturity	33,501	34,396	8,500	8,144
Total securities	$ 343,598	$ 323,063	$ 318,772	$ 289,319

There were no sales proceeds, or gains or losses from the sale of securities available-for-sale for the years ended December 31, 2025 and 2023. The proceeds and resulting gains and losses from sales of securities available-for-sale for 2024 were as follows:

	For the Year Ended December 31, 2024		
	Proceeds	Gross Gains	Gross (Losses)
Securities available-for-sale	$ 101,907	$ 215	$ (8,051)

NOTE 3 – LOANS RECEIVABLE AND ALLOWANCE FOR CREDIT LOSSES ON LOANS

The composition of the loan portfolio was as follows at the dates indicated:

	December 31,	
	2025	2024
COMMERCIAL REAL ESTATE ("CRE") LOANS		
CRE owner occupied	$ 176,078	$ 170,396
CRE non-owner occupied	177,113	174,921
Commercial and speculative construction and development	354,130	280,798
Multi-family	262,150	245,222
Total CRE loans	969,471	871,337
RESIDENTIAL REAL ESTATE LOANS		
One-to-four-family	628,761	617,322
Home equity	88,271	75,147
Residential custom construction	42,329	49,902
Total residential real estate	759,361	742,371
CONSUMER LOANS		
Indirect home improvement	525,842	541,946
Marine	68,115	74,931
Other consumer	3,029	3,304
Total consumer loans	596,986	620,181
COMMERCIAL BUSINESS LOANS		
Commercial and industrial ("C&I")	301,111	287,014
Warehouse lending	28,180	12,918
Total commercial business loans	329,291	299,932
Total loans receivable, gross	2,655,109	2,533,821
ACL on loans	(31,937)	(31,870)
Total loans receivable, net	$ 2,623,172	$ 2,501,951

Loan amounts are net of unearned loan fees in excess of unamortized costs, unamortized net discounts on acquired loans, and premiums on purchased loans of $8.6 million as of December 31, 2025 and $8.0 million as of December 31, 2024. Net loans do not include accrued interest receivable.

Most of the Company's CRE and multi-family real estate, construction, residential, and commercial business lending activities are with customers located in Western Washington, the Oregon Coast, or near our loan production offices in Vancouver and the Tri-Cities, Washington. While the Company primarily originates real estate, consumer, and commercial business loans in these areas, it also originates indirect home improvement loans, including solar-related home improvement loans, through a network of home improvement contractors and dealers located throughout Washington, Oregon, California, Idaho, Colorado, Arizona, Minnesota, Nevada, Texas, Utah, Massachusetts, Montana, and New Hampshire. Depending on underwriting guidelines, these indirect home improvement loans may be secured by collateral, with legal documentation that establishes the Company's rights to the collateral, where practicable. Local economic conditions may affect borrowers' ability to meet the stated repayment terms.

At December 31, 2025, the Company held approximately $1.08 billion in loans that are pledged as collateral for FHLB borrowings, compared to approximately $1.11 billion at December 31, 2024. The Company held approximately $580.9 million in loans that are pledged as collateral for the FRB line of credit at December 31, 2025, compared to approximately $606.5 million at December 31, 2024.

The Company has defined its loan portfolio into four segments that reflect the structure of the lending function, the Company's strategic plan and the way management monitors performance and credit quality. The four loan portfolio segments are: (a) CRE, (b) residential real estate, (c) consumer, and (d) commercial business. Each segment is further disaggregated into classes based on the risk characteristics of the borrower and/or the collateral securing the loan. The following is a summary of the Company's loan portfolio segments and classes:

CRE Loans

Multi-family Lending. Apartment term lending (five or more units) to current banking customers and community reinvestment loans for low- to moderate-income borrowers in the Company's footprint.

CRE Lending. Loans originated by the Company primarily secured by income-producing properties, including retail centers, warehouses, and office buildings located in our market areas.

Commercial and Speculative Construction and Development Lending. Loans originated for the construction of, and secured by, commercial real estate, one-to-four-family, and multi-family properties and tracts of land for development that are not pre-sold. Custom one-to-four-family construction loans to the intended occupant of the residence are included under residential custom construction lending described below.

Residential Real Estate Loans

One-to-Four-Family Real Estate Lending. One-to-four-family residential loans include both owner-occupied properties (including second homes) and non-owner-occupied properties with up to four units. These loans which are originated by the Company or periodically purchased from other banks, are secured by first mortgages on one-to-four-family residences in our market areas and are intended to be held in the Company's portfolio (excludes loans held for sale).

Home Equity Lending. Loans originated by the Company secured by second mortgages on one-to-four-family residences, including home equity lines of credit within our market areas.

Residential Custom Construction Lending. Custom construction loans to the intended occupant of the one-to-four family residence.

Consumer Loans

Indirect Home Improvement. Fixture secured loans for home improvement are originated by the Company through its network of home improvement contractors and dealers. These loans are secured by the personal property installed in, on, or at the borrower's real property, and may be perfected with a UCC-2 financing statement filed in the county of the borrower's residence. These indirect home improvement loans include replacement windows, siding, roofing, spas, and other home fixture installations, including solar related home improvement projects.

Marine. Loans originated by the Company, secured by boats, to borrowers primarily located in states where the Company originates consumer loans.

Other Consumer. Loans originated by the Company to consumers in our retail branch footprint, including automobiles, direct home improvement loans, loans on deposits, and other consumer loans, primarily consisting of personal lines of credit and credit cards.

Commercial Business Loans

C&I Lending. C&I loans originated by the Company to local small- and mid-sized businesses in our market area are secured primarily by accounts receivable, inventory, and personal property, plant and equipment. Some C&I loans purchased by the Company are outside of our market area. C&I loans are made based on the borrower's ability to repay from the cash flow of the borrower's business. At December 31, 2025 and 2024, C&I loans included Small Business Administration and United States Department of Agriculture guaranteed certificates of $44.8 million and $52.6 million, respectively.

Warehouse Lending. Loans originated to non-depository financial institutions and secured by notes originated by the non-depository financial institution. The Company has two distinct warehouse lending divisions: commercial warehouse re-lending secured by notes on construction loans and mortgage warehouse re-lending secured by notes related to one-to-four-family loans. The Company's commercial construction warehouse lines are secured by notes related to construction loans and typically guaranteed by principals with experience in construction lending. Mortgage warehouse lines are funded through third-party residential mortgage bankers. Under this program, the Company provides short-term funding to mortgage banking companies for the purpose of originating residential mortgage loans for sale into the secondary market.

Allowance for Credit Losses

The following tables detail activity in the ACL on loans by loan categories, at or for the years indicated:

	At or For the Year Ended December 31, 2025										
ACL ON LOANS		CRE		Residential Real Estate		Consumer		Commercial Business		Total	
Beginning balance	$	7,001	$	7,440	$	14,185	$	3,244	$	31,870	
Provision for (reversal of) credit losses on loans		1,258		(38)		7,983		(248)		8,955	
Charge-offs		(2,300)		—		(7,731)		(433)		(10,464)	
Recoveries		—		—		1,497		79		1,576	
Net charge-offs		(2,300)		—		(6,234)		(354)		(8,888)	
Ending balance	$	5,959	$	7,402	$	15,934	$	2,642	$	31,937	

	At or For the Year Ended December 31, 2024										
ACL ON LOANS		CRE		Residential Real Estate		Consumer		Commercial Business		Total	
Beginning balance	$	7,293	$	6,814	$	13,357	$	4,070	$	31,534	
(Reversal of) provision for credit losses on loans		(292)		626		5,221		80		5,635	
Charge-offs		—		—		(5,994)		(1,141)		(7,135)	
Recoveries		—		—		1,601		235		1,836	
Net charge-offs		—		—		(4,393)		(906)		(5,299)	
Ending balance	$	7,001	$	7,440	$	14,185	$	3,244	$	31,870	

	At or For the Year Ended December 31, 2023										
ACL ON LOANS		CRE		Residential Real Estate		Consumer		Commercial Business		Total	
Beginning balance	$	7,056	$	5,067	$	12,109	$	3,760	$	27,992	
Provision for credit losses on loans		237		1,757		3,465		311		5,770	
Charge-offs		—		(10)		(3,465)		(1)		(3,476)	
Recoveries		—		—		1,248		—		1,248	
Net charge-offs		—		(10)		(2,217)		(1)		(2,228)	
Ending balance	$	7,293	$	6,814	$	13,357	$	4,070	$	31,534	

The increase in the provision for credit losses on loans for the year ended December 31, 2025, was primarily attributable to elevated net charge-offs in the commercial real estate and consumer loan portfolios, particularly within indirect home improvement loans. The ACL on loans remained relatively flat between 2024 and 2025, as increases associated with higher forecasted unemployment, elevated consumer loan delinquencies, and organic loan growth were largely offset by a $2.3 million partial charge-off on a single commercial real estate loan.

Loan Modifications to Borrowers Experiencing Financial Difficulty

The Company may modify the contractual terms of a loan to a borrower experiencing financial difficulty as a part of ongoing loss mitigation strategies. These modifications may result in an interest rate reduction, term extension, an other-than-insignificant payment delay, or a combination thereof. The Company typically does not offer principal forgiveness. An assessment of whether a borrower is experiencing financial difficulty is made on the date of a modification. The effect of most modifications made to borrowers experiencing financial difficulty is already included in the ACL on loans because of the measurement methodologies used to estimate the allowance.

The following tables present the amortized cost basis of loans that were both experiencing financial difficulty and modified during the years ended December 31, 2025 and 2024, by class and by type of modification. The tables also present the percentage of the amortized cost basis of loans that were modified to borrowers experiencing financial difficulty relative to the total amortized cost basis of each class of financing receivable, as well as the financial effect of the modification.

	For the Year Ended December 31, 2025		
CRE LOANS	Combination Term Extension Payment Delay	Total Class of Financing Receivable	Weighted-Average Term Extension Payment Delay (in years)
CRE owner occupied	$ 1,204	0.68%	3.3

	Principal Forgiveness	Total Class of Financing Receivable	Principal Forgiven
COMMERCIAL BUSINESS LOANS			
C&I	$ 182	0.06%	$ 357

	For the Year Ended December 31, 2024		
CRE LOANS	Combination Term Extension Payment Delay	Total Class of Financing Receivable	Weighted-Average Term Extension Payment Delay (in years)
CRE owner occupied	$ 1,146	0.33%	2.5
Commercial construction and development	4,979	1.51	0.5

As of December 31, 2025, the Company had not committed any additional amounts to borrowers experiencing financial difficulty whose loans were modified within the previous 12 months. As of December 31, 2024, the Company had committed $5.3 million to borrowers experiencing financial difficulty whose loans were modified within the previous 12 months.

The Company closely monitors the performance of loans modified for borrowers experiencing financial difficulty to evaluate the effectiveness of its modification efforts. The following tables present the performance of such loans that were modified within the prior 12 months as of each period-end presented:

	December 31, 2025			
COMMERCIAL BUSINESS LOANS	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	Total Past Due
C&I	$ —	$ —	$ 182	$ 182

					December 31, 2024				
CRE LOANS	30-59 Days Past Due		60-89 Days Past Due		90 Days or More Past Due		Total Past Due	
Construction and development	$	—	$	—	$	4,979	$	4,979

There were no loans to borrowers experiencing financial difficulty that had a payment default during the years ended December 31, 2025, 2024 and 2023 and were modified in the 12 months prior to that default.

Nonaccrual and Past Due Loans

The following tables provide information pertaining to the aging analysis of contractually past due loans and nonaccrual loans at the dates indicated:

		December 31, 2025						
CRE LOANS	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	Total Past Due	Current	Total Loans Receivable	Non-Accrual [1]	
CRE owner occupied	$ 587	$ —	$ 844	$ 1,431	$ 174,647	$ 176,078	$ 2,049	
CRE non-owner occupied	—	—	—	—	177,113	177,113	—	
Commercial and speculative construction and development	—	—	9,236	9,236	344,894	354,130	9,236	
Multi-family	—	—	—	—	262,150	262,150	—	
Total CRE loans	587	—	10,080	10,667	958,804	969,471	11,285	
RESIDENTIAL REAL ESTATE LOANS								
One-to-four-family (excludes loans held for sale)	1,244	214	84	1,542	627,219	628,761	1,778	
Home equity	228	—	71	299	87,972	88,271	390	
Residential custom construction	—	—	—	—	42,329	42,329	—	
Total residential real estate loans	1,472	214	155	1,841	757,520	759,361	2,168	
CONSUMER LOANS								
Indirect home improvement	4,829	2,292	1,480	8,601	517,241	525,842	4,256	
Marine	254	9	69	332	67,783	68,115	454	
Other consumer	54	27	1	82	2,947	3,029	2	
Total consumer loans	5,137	2,328	1,550	9,015	587,971	596,986	4,712	
COMMERCIAL BUSINESS LOANS								
C&I	122	—	580	702	300,409	301,111	580	
Warehouse lending	—	—	—	—	28,180	28,180	—	
Total commercial business loans	122	—	580	702	328,589	329,291	580	
Total loans	$ 7,318	$ 2,542	$ 12,365	$ 22,225	$2,632,884	$2,655,109	$ 18,745	

CRE LOANS	December 31, 2024 30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	Total Past Due	Current	Total Loans Receivable	Non-Accrual [(1)]
CRE owner occupied	$ 845	$ —	$ 1,625	$ 2,470	$ 167,926	$ 170,396	$ 2,771
CRE non-owner occupied	—	—	—	—	174,921	174,921	—
Commercial and speculative construction and development	—	—	4,979	4,979	275,819	280,798	4,979
Multi-family	—	—	—	—	245,222	245,222	—
Total CRE loans	845	—	6,604	7,449	863,888	871,337	7,750
RESIDENTIAL REAL ESTATE LOANS							
One-to-four-family	2,507	253	76	2,836	614,486	617,322	164
Home equity	20	—	251	271	74,876	75,147	261
Residential custom construction	822	—	—	822	49,080	49,902	—
Total residential real estate loans	3,349	253	327	3,929	738,442	742,371	425
CONSUMER LOANS							
Indirect home improvement	3,920	1,787	758	6,465	535,481	541,946	1,677
Marine	718	150	40	908	74,023	74,931	289
Other consumer	17	1	13	31	3,273	3,304	14
Total consumer loans	4,655	1,938	811	7,404	612,777	620,181	1,980
COMMERCIAL BUSINESS LOANS							
C&I	118	—	3,331	3,449	283,565	287,014	3,446
Warehouse lending	—	—	—	—	12,918	12,918	—
Total commercial business loans	118	—	3,331	3,449	296,483	299,932	3,446
Total loans	$ 8,967	$ 2,191	$ 11,073	$ 22,231	$2,511,590	$2,533,821	$ 13,601

(1) Includes loans less than 90 days past due as applicable.

There were no loans 90 days or more past due and still accruing interest at both December 31, 2025 and 2024.

There were $156,000 and $84,000 in residential real estate loans in the process of foreclosure at December 31, 2025 and 2024, respectively.

Credit Quality Indicators

As part of the Company's on-going monitoring of credit quality of the loan portfolio, management tracks certain credit quality indicators including trends related to (i) the risk grading of loans, (ii) the level of classified loans, (iii) net charge-offs, (iv) nonperforming loans and (v) the general economic conditions in the Company's markets.

The Company utilizes a risk grading matrix to assign a risk grade to its real estate and commercial business loans. Loans are graded on a scale of 1 to 10, with loans in risk grades 1 to 6 reported as "Pass" and loans in risk grades 7 to 10 reported as classified loans in the Company's ACL analysis.

A description of the 10 risk grades is as follows:

- *Grades 1 and 2* - These grades include loans to very high-quality borrowers with excellent or desirable business credit.
- *Grade 3* - This grade includes loans to borrowers of good business credit with moderate risk.
- *Grades 4 and 5* - These grades include "Pass" grade loans to borrowers of average credit quality and risk.
- *Grade 6* - This grade includes loans on management's "Watch" list and is intended to be utilized on a temporary basis for "Pass" grade borrowers where frequent and thorough monitoring is required due to credit weaknesses and where significant risk-modifying action is anticipated in the near term.

- *Grade 7* - This grade is for "Other Assets Especially Mentioned (OAEM)" or "Special Mention" loans in accordance with regulatory guidelines and includes borrowers where performance is poor or significantly less than expected.

- *Grade 8* - This grade includes "Substandard" loans in accordance with regulatory guidelines which represent an unacceptable business credit where a loss is possible if loan weakness is not corrected.

- *Grade 9* - This grade includes "Doubtful" loans in accordance with regulatory guidelines where a loss is highly probable.

- *Grade 10* - This grade includes "Loss" loans in accordance with regulatory guidelines for which total loss is expected and when identified are charged off.

Homogeneous loans are risk rated based upon the Federal Financial Institutions Examination Council's Uniform Retail Credit Classification and Account Management Policy. Loans classified under this policy at the Company are consumer loans which include indirect home improvement, solar, marine, other consumer, and one-to-four-family first and second liens. Under the Uniform Retail Credit Classification and Account Management Policy, loans that are current or less than 90 days past due are graded "Pass" and risk graded "4" or "5" internally. Loans that are past due more than 90 days are classified "Substandard" risk graded "8" internally until the loan has demonstrated consistent performance, typically six months of contractual payments. Closed-end loans that are 120 days past due and open-end loans that are 180 days past due are charged off based on the value of the collateral less cost to sell. Management may choose to conservatively risk rate credits even if paying in accordance with the loan's repayment terms.

CRE (owner occupied, non-owner occupied, commercial construction and development, and multi-family) and commercial business loans are evaluated individually for their risk classification and may be classified as "Substandard" even if current on their loan payment obligations. We regularly review our credits for accuracy of risk grades whenever we receive new information. Borrowers are generally required to submit financial information at regular intervals. Typically, commercial borrowers with lines of credit are required to submit financial information with reporting intervals ranging from monthly to annually depending on credit size, risk, and complexity. In addition, non-owner-occupied CRE borrowers with loans exceeding a certain dollar threshold are usually required to submit rent rolls or property income statements annually. We monitor construction loans monthly. We also review loans graded "Watch" or worse, regardless of loan type, no less than quarterly.

The following tables summarize risk rated loan balances and total current period gross charge-offs by category as of December 31, 2025 and 2024. Term loans that were renewed or extended for periods longer than 90 days are presented as new originations in the year of the most recent renewal or extension.

December 31, 2025

CRE LOANS	Term Loans by Year of Origination						Revolving Loans	Revolving Loans Converted to Term	Total Loans
CRE owner occupied	2025	2024	2023	2022	2021	Prior			
Pass	$ 37,809	$ 4,148	$ 21,485	$ 35,169	$ 10,625	$ 34,840	$ —	$ —	$ 144,076
Watch	142	600	4,084	6,167	14,137	4,438	—	—	29,568
Special mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	2,434	—	—	2,434
Total CRE owner occupied	37,951	4,748	25,569	41,336	24,762	41,712	—	—	176,078
CRE non-owner occupied									
Pass	9,467	8,362	15,734	49,708	34,888	51,951	—	475	170,585
Watch	—	—	—	—	—	—	—	—	—
Special mention	—	—	—	1,354	—	2,113	—	—	3,467
Substandard	—	—	3,061	—	—	—	—	—	3,061
Total CRE non-owner occupied	9,467	8,362	18,795	51,062	34,888	54,064	—	475	177,113
Commercial and speculative construction and development									
Pass	188,568	96,592	19,623	22,343	10,004	63	7,701	—	344,894
Substandard	—	—	—	9,236	—	—	—	—	9,236
Total commercial and speculative construction and development	188,568	96,592	19,623	31,579	10,004	63	7,701	—	354,130
Commercial and speculative construction and development gross charge-offs	—	—	—	2,300	—	—	—	—	2,300
Multi-family									
Pass	26,491	20,750	7,017	19,921	85,961	102,010	—	—	262,150
Total multi-family	26,491	20,750	7,017	19,921	85,961	102,010	—	—	262,150
Total CRE loans	$ 262,477	$ 130,452	$ 71,004	$ 143,898	$ 155,615	$ 197,849	$ 7,701	$ 475	$ 969,471
Total CRE loans gross charge-offs	$ —	$ —	$ —	$ 2,300	$ —	$ —	$ —	$ —	$ 2,300

December 31, 2025

RESIDENTIAL REAL ESTATE LOANS	Term Loans by Year of Origination						Revolving Loans	Revolving Loans Converted to Term	Total Loans
One-to-four-family (excludes loans held for sale)	2025	2024	2023	2022	2021	Prior			
Pass	$ 93,883	$ 56,292	$ 102,074	$ 149,010	$ 97,732	$ 124,942	$ —	$ 502	$ 624,435
Watch	—	—	—	710	—	—	—	—	710
Substandard	—	—	673	—	—	2,943	—	—	3,616
Total one-to-four-family	93,883	56,292	102,747	149,720	97,732	127,885	—	502	628,761
Home equity									
Pass	11,609	1,595	1,615	287	1,189	6,432	65,154	—	87,881
Substandard	—	—	—	—	—	80	310	—	390
Total home equity	11,609	1,595	1,615	287	1,189	6,512	65,464	—	88,271
Residential custom construction									
Pass	31,650	8,097	1,230	1,352	—	—	—	—	42,329
Total residential custom construction	31,650	8,097	1,230	1,352	—	—	—	—	42,329
Total residential real estate loans	$ 137,142	$ 65,984	$ 105,592	$ 151,359	$ 98,921	$ 134,397	$ 65,464	$ 502	$ 759,361

	December 31, 2025								
CONSUMER LOANS	Term Loans by Year of Origination						Revolving Loans	Revolving Loans Converted to Term	Total Loans
Indirect home improvement	2025	2024	2023	2022	2021	Prior			
Pass	$ 111,727	$ 67,451	$ 100,504	$ 131,844	$ 58,058	$ 52,002	$ —	$ —	$ 521,586
Substandard	434	792	1,011	1,124	323	572	—	—	4,256
Total indirect home improvement	112,161	68,243	101,515	132,968	58,381	52,574	—	—	525,842
Indirect home improvement gross charge-offs	261	1,763	1,647	2,025	884	753	—	—	7,333
Marine									
Pass	7,619	10,210	9,647	17,126	7,366	15,693	—	—	67,661
Substandard	—	—	5	111	94	244	—	—	454
Total marine	7,619	10,210	9,652	17,237	7,460	15,937	—	—	68,115
Marine gross charge-offs	—	63	42	—	11	101	—	—	217
Other consumer									
Pass	255	94	37	88	6	108	2,439	—	3,027
Substandard	—	—	—	1	—	—	1	—	2
Total other consumer	255	94	37	89	6	108	2,440	—	3,029
Other consumer gross charge-offs	—	6	—	—	2	56	117	—	181
Total consumer loans	$ 120,035	$ 78,547	$ 111,204	$ 150,294	$ 65,847	$ 68,619	$ 2,440	$ —	$ 596,986
Total consumer loans gross charge-offs	$ 261	$ 1,832	$ 1,689	$ 2,025	$ 897	$ 910	$ 117	$ —	$ 7,731

	December 31, 2025								
COMMERCIAL BUSINESS LOANS	Term Loans by Year of Origination						Revolving Loans	Revolving Loans Converted to Term	Total Loans
C&I	2025	2024	2023	2022	2021	Prior			
Pass	$ 48,052	$ 55,033	$ 18,762	$ 12,437	$ 12,048	$ 11,105	$ 123,306	$ 2,121	$ 282,864
Watch	—	—	—	—	1,017	—	6,303	16	7,336
Special mention	—	—	5,000	—	—	1,391	648	—	7,039
Substandard	191	—	84	—	1,592	1,199	806	—	3,872
Total C&I	48,243	55,033	23,846	12,437	14,657	13,695	131,063	2,137	301,111
C&I gross charge-offs	—	—	—	—	433	—	—	—	433
Warehouse lending									
Pass	—	—	—	—	—	—	28,177	—	28,177
Special mention	—	—	—	—	—	—	3	—	3
Total warehouse lending	—	—	—	—	—	—	28,180	—	28,180
Total commercial business loans	$ 48,243	$ 55,033	$ 23,846	$ 12,437	$ 14,657	$ 13,695	$ 159,243	$ 2,137	$ 329,291
Total commercial business loans gross charge-offs	$ —	$ —	$ —	$ —	$ 433	$ —	$ —	$ —	$ 433
TOTAL LOANS RECEIVABLE, GROSS									
Pass	$ 567,130	$ 328,624	$ 297,728	$ 439,285	$ 317,877	$ 399,146	$ 226,777	$ 3,098	$ 2,579,665
Watch	142	600	4,084	6,877	15,154	4,438	6,303	16	37,614
Special mention	—	—	5,000	1,354	—	3,504	651	—	10,509
Substandard	625	792	4,834	10,472	2,009	7,472	1,117	—	27,321
Total loans receivable, gross	$ 567,897	$ 330,016	$ 311,646	$ 457,988	$ 335,040	$ 414,560	$ 234,848	$ 3,114	$ 2,655,109
Total gross charge-offs	$ 261	$ 1,832	$ 1,689	$ 4,325	$ 1,330	$ 910	$ 117	$ —	$ 10,464

CRE LOANS

CRE owner occupied	Term Loans by Year of Origination						Revolving Loans	Revolving Loans Converted to Term	Total Loans
	2024	2023	2022	2021	2020	Prior			
Pass	$ 4,659	$ 31,943	$ 35,248	$ 15,653	$ 28,970	$ 22,926	$ —	$ 679	$ 140,078
Watch	—	—	9,300	12,654	—	4,354	—	—	26,308
Special mention	—	—	—	—	—	394	—	—	394
Substandard	—	—	—	—	1,625	1,991	—	—	3,616
Total CRE owner occupied	4,659	31,943	44,548	28,307	30,595	29,665	—	679	170,396
CRE non-owner occupied									
Pass	8,364	16,491	48,829	36,221	14,682	43,216	—	—	167,803
Watch	—	3,135	1,389	—	—	2,594	—	—	7,118
Total CRE non-owner occupied	8,364	19,626	50,218	36,221	14,682	45,810	—	—	174,921
Commercial and speculative construction and development									
Pass	129,201	77,241	28,810	29,851	—	380	10,336	—	275,819
Substandard	—	—	4,979	—	—	—	—	—	4,979
Total commercial and speculative construction and development	129,201	77,241	33,789	29,851	—	380	10,336	—	280,798
Multi-family									
Pass	20,662	7,030	20,098	89,733	59,886	47,813	—	—	245,222
Total multi-family	20,662	7,030	20,098	89,733	59,886	47,813	—	—	245,222
Total CRE loans	$ 162,886	$ 135,840	$ 148,653	$ 184,112	$ 105,163	$ 123,668	$ 10,336	$ 679	$ 871,337

RESIDENTIAL REAL ESTATE LOANS

One-to-four-family (excludes loans held for sale)	Term Loans by Year of Origination						Revolving Loans	Revolving Loans Converted to Term	Total Loans
	2024	2023	2022	2021	2020	Prior			
Pass	$ 77,602	$ 110,505	$ 174,355	$ 109,006	$ 76,653	$ 66,426	$ —	$ —	$ 614,547
Substandard	—	—	735	—	—	2,040	—	—	2,775
Total one-to-four-family	77,602	110,505	175,090	109,006	76,653	68,466	—	—	617,322
Home equity									
Pass	6,501	2,379	326	1,538	5,930	1,631	56,430	151	74,886
Substandard	—	—	—	—	—	14	247	—	261
Total home equity	6,501	2,379	326	1,538	5,930	1,645	56,677	151	75,147
Residential custom construction									
Pass	38,741	9,771	1,390	—	—	—	—	—	49,902
Total residential custom construction	38,741	9,771	1,390	—	—	—	—	—	49,902
Total residential real estate loans	$ 122,844	$ 122,655	$ 176,806	$ 110,544	$ 82,583	$ 70,111	$ 56,677	$ 151	$ 742,371

	December 31, 2024								
CONSUMER LOANS	Term Loans by Year of Origination						Revolving Loans	Revolving Loans Converted to Term	Total Loans
Indirect home improvement	2024	2023	2022	2021	2020	Prior			
Pass	$ 98,516	$ 130,254	$ 167,896	$ 74,577	$ 28,045	$ 40,981	$ —	$ —	$ 540,269
Substandard	99	403	712	100	106	257	—	—	1,677
Total indirect home improvement	98,615	130,657	168,608	74,677	28,151	41,238	—	—	541,946
Indirect home improvement gross charge-offs	381	1,477	1,627	677	568	523	—	—	5,253
Marine									
Pass	13,322	11,386	20,449	8,521	10,958	10,006	—	—	74,642
Substandard	—	—	—	—	106	183	—	—	289
Total marine	13,322	11,386	20,449	8,521	11,064	10,189	—	—	74,931
Marine gross charge-offs	—	21	128	51	128	237	—	—	565
Other consumer									
Pass	310	93	334	56	35	126	2,336	—	3,290
Substandard	—	—	—	3	—	—	11	—	14
Total other consumer	310	93	334	59	35	126	2,347	—	3,304
Other consumer gross charge-offs	1	33	6	—	—	45	91	—	176
Total consumer loans	$ 112,247	$ 142,136	$ 189,391	$ 83,257	$ 39,250	$ 51,553	$ 2,347	$ —	$ 620,181
Total consumer loans gross charge-offs	$ 382	$ 1,531	$ 1,761	$ 728	$ 696	$ 805	$ 91	$ —	$ 5,994

	December 31, 2024								
COMMERCIAL BUSINESS LOANS	Term Loans by Year of Origination						Revolving Loans	Revolving Loans Converted to Term	Total Loans
C&I	2024	2023	2022	2021	2020	Prior			
Pass	$ 65,491	$ 20,084	$ 20,091	$ 16,468	$ 6,135	$ 8,791	$ 120,899	$ 602	$ 258,561
Watch	—	4,987	—	722	1,799	—	4,183	—	11,691
Special mention	—	—	—	543	—	556	6,375	—	7,474
Substandard	—	2,373	—	2,243	1,255	1,296	2,121	—	9,288
Total C&I	65,491	27,444	20,091	19,976	9,189	10,643	133,578	602	287,014
C&I gross charge-offs	—	—	—	—	—	380	761	—	1,141
Warehouse lending									
Pass	—	—	—	—	—	—	11,060	—	11,060
Special mention	—	—	—	—	—	—	1,858	—	1,858
Total warehouse lending	—	—	—	—	—	—	12,918	—	12,918
Total commercial business loans	$ 65,491	$ 27,444	$ 20,091	$ 19,976	$ 9,189	$ 10,643	$ 146,496	$ 602	$ 299,932
Total commercial business loans gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ 380	$ 761	$ —	$ 1,141
TOTAL LOANS RECEIVABLE, GROSS									
Pass	$ 463,369	$ 417,177	$ 517,826	$ 381,624	$ 231,294	$ 242,296	$ 201,061	$ 1,432	$ 2,456,079
Watch	—	8,122	10,689	13,376	1,799	6,948	4,183	—	45,117
Special mention	—	—	—	543	—	950	8,233	—	9,726
Substandard	99	2,776	6,426	2,346	3,092	5,781	2,379	—	22,899
Total loans receivable, gross	$ 463,468	$ 428,075	$ 534,941	$ 397,889	$ 236,185	$ 255,975	$ 215,856	$ 1,432	$ 2,533,821
Total gross charge-offs	$ 382	$ 1,531	$ 1,761	$ 728	$ 696	$ 1,185	$ 852	$ —	$ 7,135

The following table presents the amortized cost basis of loans on nonaccrual status at the dates indicated:

	December 31, 2025			December 31, 2024		
CRE LOANS	Nonaccrual with No ACL	Nonaccrual with ACL	Total Nonaccrual	Nonaccrual with No ACL	Nonaccrual with ACL	Total Nonaccrual
CRE owner occupied	$ 2,049	$ —	$ 2,049	$ 2,771	$ —	$ 2,771
Commercial and speculative construction and development	—	9,236	9,236	—	4,979	4,979
	2,049	9,236	11,285	2,771	4,979	7,750
RESIDENTIAL REAL ESTATE LOANS						
One-to-four-family	1,778	—	1,778	164	—	164
Home equity	390	—	390	261	—	261
	2,168	—	2,168	425	—	425
CONSUMER LOANS						
Indirect home improvement	—	4,256	4,256	—	1,677	1,677
Marine	—	454	454	—	289	289
Other consumer	—	2	2	—	14	14
	—	4,712	4,712	—	1,980	1,980
COMMERCIAL BUSINESS LOANS						
C&I	415	165	580	2,486	960	3,446
Total	$ 4,632	$ 14,113	$ 18,745	$ 5,682	$ 7,919	$ 13,601

The Company recognized interest income on a cash basis for nonaccrual loans of $576,000, $427,000, and $579,000 during the years ended December 31, 2025, 2024 and 2023, respectively.

The following table presents the amortized cost basis of collateral dependent loans by class of loans as of dates indicated:

	December 31, 2025				December 31, 2024			
CRE LOANS	CRE	Residential Real Estate	Other Non-Real Estate	Total	CRE	Residential Real Estate	Other Non-Real Estate	Total
CRE owner occupied	$ 2,049	$ —	$ —	$ 2,049	$ 2,771	$ —	$ —	$ 2,771
Commercial and speculative construction and development	9,236	—	—	9,236	4,979	—	—	4,979
	11,285	—	—	11,285	7,750	—	—	7,750
RESIDENTIAL REAL ESTATE LOANS								
One-to-four-family	—	1,778	—	1,778	—	164	—	164
Home equity	—	390	—	390	—	261	—	261
	—	2,168	—	2,168	—	425	—	425
CONSUMER LOANS								
Indirect home improvement	—	—	4,256	4,256	—	—	1,677	1,677
Marine	—	—	454	454	—	—	289	289
	—	—	4,710	4,710	—	—	1,966	1,966
COMMERCIAL BUSINESS LOANS								
C&I	—	—	398	398	—	—	3,446	3,446
Total	$ 11,285	$ 2,168	$ 5,108	$ 18,561	$ 7,750	$ 425	$ 5,412	$ 13,587

Related Party Loans

Certain directors and executive officers or their related affiliates are customers of and have had banking transactions with the Company. Total loans to directors, executive officers, and their affiliates are subject to regulatory limitations.

Outstanding loan balances of related party loans, all of which were within regulatory limits, were as follows:

| | At December 31, | |
	2025	2024
Beginning balance	$ 3,575	$ 3,343
Additions	37	345
Repayments	(153)	(113)
Ending balance	$ 3,459	$ 3,575

The aggregate maximum loan balance of extended credit to related parties was $3.5 million and $3.6 million at December 31, 2025 and 2024, respectively, and includes the ending balances from the tables above. These loans and lines of credit were made in compliance with applicable laws on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with unrelated third parties and do not involve more than the normal risk of collectability.

NOTE 4 – MORTGAGE SERVICING RIGHTS

Loans serviced for others are not included on the Consolidated Balance Sheets. The unpaid principal balances of residential mortgage loans serviced for others was $1.67 billion and $1.63 billion at December 31, 2025 and 2024, respectively. Custodial escrow balances maintained in connection with loans serviced for others were $10.9 million and $10.5 million at December 31, 2025 and 2024, respectively.

The following table summarizes MSRs activity at or for the years indicated:

| | At or For the Year Ended December 31, | | |
	2025	2024	2023
Beginning balance, at the lower of cost or fair value	$ 9,204	$ 17,176	$ 18,017
Additions	2,129	2,415	2,772
Sales	—	(7,953)	—
MSRs amortized	(2,671)	(2,472)	(3,565)
(Impairment) recovery of MSRs	(54)	38	(48)
Ending balance, at the lower of cost or fair value	$ 8,608	$ 9,204	$ 17,176

The fair value of the MSRs' assets was $21.8 million and $21.0 million at December 31, 2025 and December 31, 2024, respectively. Fair value adjustments to MSRs are mainly due to market-based assumptions associated with discounted cash flows, loan prepayment speeds, and changes in interest rates. A significant change in prepayments of the loans in the MSRs portfolio could result in significant changes in the valuation adjustments, thus creating potential volatility in the carrying amount of MSRs.

Key economic assumptions of the current fair value for single family MSRs are presented in the table below. Also shown is the sensitivity of the MSR portfolio to changes in market interest rates on the underlying loans, expressed as the impact on prepayment speeds and discount rates. The table presents the estimated decline in fair value assuming a 10% and 20% adverse change in market interest rates. Two sets of sensitivities are provided: (i) prepayment-only sensitivity, reflecting the impact of the interest rate change on prepayment speeds, holding discount rates constant; and (ii) combined sensitivity reflecting the impact of the interest rate change on both prepayment speeds and the discount rate used to value the MSRs.

| | December 31, | |
	2025	2024
Aggregate portfolio principal balance	$ 1,673,501	$ 1,632,141
Weighted average rate of loans in MSRs portfolio	4.4%	4.2%
Fair value MSRs	$ 21,800	$ 21,043
Weighted average life in years	7.7	7.9
Weighted average constant prepayment rate	8.5%	8.3%
Decline in fair value from 10% adverse change (prepayment-only)	$ 736	$ 408
Decline in fair value from 20% adverse change (prepayment-only)	$ 1,253	$ 776
Effective discount rate	9.1%	10.2%
Decline in fair value from 10% adverse change (prepayment + discount rate)	$ 899	$ 911
Decline in fair value from 20% adverse change (prepayment + discount rate)	$ 1,730	$ 1,819

These sensitivities are hypothetical and should be used with caution as the tables above demonstrate the Company's methodology for estimating the fair value of MSRs which is extremely sensitive to changes in key assumptions. For example, actual prepayment experience may differ and any difference may have a material effect on the fair value of MSRs. Changes in fair value resulting from changes in assumptions generally cannot be extrapolated because the relationship of the change in the assumption to the change in fair value may not be linear. Also, in this table, the effects of a variation in a particular assumption on the fair value of MSRs is calculated without changing any other assumption; in reality, changes in one factor may be associated with changes in another (for example, decreases in market interest rates may provide an incentive to refinance; however, this may also indicate a slowing economy and an increase in the unemployment rate, which reduces the number of borrowers who qualify for refinancing), which may magnify or counteract the sensitivities. Thus, any measurement of the fair value of MSRs is limited by the conditions existing and assumptions made at a particular point in time. Those assumptions may not be appropriate if they are applied to a different time.

The Company recorded $4.4 million, $4.7 million, and $7.2 million of gross contractually specified servicing fees, late fees, and other ancillary fees resulting from servicing of loans for the years ended December 31, 2025, 2024 and 2023, respectively. The income, net of amortization of MSRs, is reported in "Service charges and fee income" on the Consolidated Statements of Income.

NOTE 5 – PREMISES AND EQUIPMENT

Premises and equipment at the dates indicated were as follows:

| | December 31, | |
	2025	2024
Land	$ 10,333	$ 7,925
Buildings	32,862	20,814
Furniture, fixtures, and equipment	17,443	16,831
Leasehold improvements	2,874	2,880
Building improvements	4,924	8,392
Projects in process	382	211
Subtotal	68,818	57,053
Less accumulated depreciation and amortization	(24,753)	(27,297)
Total	$ 44,065	$ 29,756

Depreciation and amortization expense for these assets totaled $2.8 million, $2.5 million, and $2.6 million for the years ended December 31, 2025, 2024 and 2023, respectively.

At December 31, 2025, premises and equipment with a carrying value of $3.3 million were classified as held for sale and included in "Long-lived assets held for sale" on the Consolidated Balance Sheets. The Company expects the sale to be completed within one year.

NOTE 6 – LEASES

The Company has operating leases for retail bank and home lending branches, loan production offices, and certain equipment. At December 31, 2025, these leases have remaining terms ranging from three months to nine years and seven months, with some including options to extend for up to five years.

The components of lease cost (included in occupancy expense on the Consolidated Statements of Income) for the years indicated are as follows:

	For the Year Ended December 31,		
Lease cost:	2025	2024	2023
Operating lease cost	$ 1,869	$ 1,896	$ 1,837
Short-term lease cost	28	10	19
Total lease cost	$ 1,897	$ 1,906	$ 1,856

The following table provides supplemental information related to operating leases at or for the years indicated:

	At or For the Year Ended December 31,	
Cash paid for amounts included in the measurement of lease liabilities:	2025	2024
Operating cash flows from operating leases	$ 1,900	$ 1,950
Weighted average remaining lease term- operating leases (in years)	5.0	3.5
Weighted average discount rate- operating leases	3.84%	3.14%

The Company's leases typically do not contain a discount rate implicit in the lease contract. As an alternative, the discount rate used in determining the lease liability for each individual lease was the FHLB of Des Moines' fixed advance rate.

Maturities of operating lease liabilities at December 31, 2025 for future periods are as follows:

2026	$ 1,986
2027	1,729
2028	1,110
2029	947
2030	678
Thereafter	1,254
Total lease payments	7,704
Less imputed interest	(1,815)
Total	$ 5,889

NOTE 7 – DEPOSITS

Deposits are summarized as follows at the dates indicated:

	December 31,	
	2025	2024
Noninterest-bearing checking	$ 647,197	$ 627,679
Interest-bearing checking [1]	335,449	176,561
Savings	164,056	154,188
Money market [2]	385,618	341,615
Certificates of deposit less than $100,000 [3]	512,808	440,257
Certificates of deposit of $100,000 through $250,000	452,666	455,594
Certificates of deposit greater than $250,000	164,922	133,045
Escrow accounts related to mortgages serviced [4]	10,926	10,479
Total	$ 2,673,642	$ 2,339,418

_____

(1) Includes $140.2 million and no brokered deposits at December 31, 2025 and 2024, respectively.
(2) Includes $20.3 million and $279,000 of brokered deposits at December 31, 2025 and 2024, respectively.
(3) Includes $202.1 million and $143.1 million of brokered certificates of deposit at December 31, 2025 and 2024, respectively.
(4) Noninterest-bearing accounts.

Scheduled maturities of time deposits at December 31, 2025 for future years ending are as follows:

Maturing in 2026	$	1,063,138
Maturing in 2027		42,525
Maturing in 2028		11,644
Maturing in 2029		12,968
Maturing in 2030 and thereafter		121
Total	$	1,130,396

Interest expense by deposit category for the years indicated is as follows:

	Year Ended December 31,					
		2025		2024		2023
Interest-bearing checking	$	3,804	$	2,521	$	2,586
Savings and money market		8,395		7,633		5,511
Certificates of deposit		45,470		43,009		28,654
Total	$	57,669	$	53,163	$	36,751

The Company had related party deposits of approximately $5.2 million and $3.2 million at December 31, 2025 and 2024, respectively, which included deposits held for directors and executive officers.

NOTE 8 – EMPLOYEE BENEFITS

401(k) Plan

The Company has a salary deferral 401(k) Plan covering substantially all of its employees. Employees are eligible to participate in the 401(k) plan at the date of hire if they are 18 years of age. Eligible employees may contribute through payroll deductions and are 100% vested at all times in their deferral contributions account. The Company matches 100% for contributions of 1% to 3%, and 50% for contributions of 4% to 5%. The Company made matching contributions of $1.9 million, $1.9 million, and $1.7 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Employee Stock Purchase Plan

The Company maintains an Employee Stock Purchase Plan ("ESPP") under which eligible employees may purchase shares of the Company's common stock through payroll deductions during defined offering periods. Employees may contribute up to a specified percentage of eligible compensation, and the purchase price of shares equal to the fair market value of the Company's common stock on the purchase date. The Company provides a matching contribution equal to 25% of employee contributions, which is used to acquire additional shares on the employee's behalf. Compensation expense recognized in connection with the ESPP was $248,000, $221,000, and $207,000 for the years ended December 31, 2025, 2024, and 2023, respectively, and is included in salaries and employee benefits expense in the Consolidated Statements of Income. Shares issued under the ESPP are issued from the shares previously approved for issuance under the plan. As of December 31, 2025, approximately 890,672 shares remained available for future issuance under the ESPP.

NOTE 9 – DEBT

Borrowings

The Bank is a member of the FHLB of Des Moines, which entitles it to certain benefits including a variety of borrowing options consisting of a secured credit line that allows both fixed and variable rate advances. The FHLB borrowings at December 31, 2025 and 2024, consisted of a warehouse securities credit line ("securities line"), which allows advances with interest rates fixed at the time of borrowing and a warehouse federal funds ("Fed Funds") advance, which allows daily advances at variable interest rates. Credit capacity is primarily determined by the value of assets collateralized at the FHLB, funds on deposit at the FHLB, and stock owned by the Bank.

Credit is limited to 45% of the Company's total assets and available pledged assets. The Bank entered into an Advances, Pledges and Security Agreement with the FHLB for which specific loans are pledged to secure these credit lines. At December 31, 2025, loans of approximately $1.08 billion were pledged to the FHLB. At December 31, 2025, the Bank's total borrowing capacity was $716.2 million with the FHLB of Des Moines, with unused borrowing capacity of $583.5 million. In addition, all FHLB stock owned by the Company is collateral for credit lines.

The Bank maintains a short-term borrowing line with the FRB with total credit based on eligible collateral. The Bank can borrow under the Term Auction Facility and Term Deposit Facility at rates published by the San Francisco FRB. As of December 31, 2025 and 2024, the Bank had approximately $580.9 million and $606.5 million, respectively, in pledged consumer loans with a borrowing capacity of $276.9 million and $270.4 million for the Term Auction Facility and Term Deposit Facility, respectively. The Bank had no outstanding borrowings under these lines at December 31, 2025, and $8.0 million outstanding at December 31, 2024. The Bank also had $101.0 million unsecured Fed Funds lines of credit with other financial institutions of which none was outstanding at December 31, 2025 and 2024.

Borrowings on these lines at the dates indicated were as follows:

| | December 31, | |
	2025	2024
Federal Home Loan Bank - (interest rates ranging from 3.74% to 4.92% and 4.45% to 4.92% at December 31, 2025 and 2024, respectively)	$ 129,305	$ 299,806
FRB - Fed funds - (interest rate of 4.33% at December 31, 2024)	—	8,000
Total	$ 129,305	$ 307,806

Scheduled maturities of borrowings were as follows:

Years Ending December 31,	Balances	Interest Rates
2026	$ 76,805	4.49%
2027	47,000	3.79%
2028	5,500	3.90%
Total	$ 129,305	4.21%

Subordinated Notes

On February 10, 2021, FS Bancorp completed the private placement of $50.0 million of its 3.75% fixed-to-floating rate subordinated notes due 2031 (the "Notes") at an offering price equal to 100% of the aggregate principal amount of the Notes, resulting in net proceeds, after placement agent fees and offering expenses, of approximately $49.3 million. The interest rate on the Notes remains fixed equal to 3.75% for the first five years. After five years the interest rate changes to a floating interest rate tied to a Three-Month Term Secured Overnight Financing Rate ("SOFR"), plus a spread of 337 basis points. The Notes will mature on February 15, 2031. On or after February 15, 2026, the Company may redeem the Notes, in whole or in part.

The Notes are unsecured obligations and are subordinated in right of payment to all existing and future indebtedness, deposits and other liabilities of the Company's current and future subsidiaries, including the Bank's deposits as well as the Company's subsidiaries' liabilities to general creditors and liabilities arising during the ordinary course of business. The Notes may be included in Tier 2 capital for the Company under current regulatory guidelines and interpretations.

The maximum balance at any month end and the average balances and weighted average interest rates on debt during the years indicated were as follows:

| | For the Year Ending December 31, | | |
	2025	2024	2023
Maximum balance:			
FHLB advances and Fed Funds	$299,805	$299,805	$74,895
FRB Fed Funds	27,000	41,000	—
Fed Funds lines of credit with other financial institutions	3,612	3,963	—
Subordinated notes	50,000	50,000	50,000
FRB BTFP advance	—	89,850	90,000
Average balance:			
FHLB advances and Fed Funds	167,485	122,015	33,945
FRB Fed Funds	2,292	1,705	14,704
Fed Funds lines of credit with other financial institutions	11	11	11
Subordinated notes	50,000	50,000	50,000
FRB BTFP advance	—	30,195	61,669
Weighted average interest rates			
FHLB advances and Fed Funds	4.44%	5.03%	4.40%
FRB Fed Funds	4.22%	5.56%	5.42%
Fed Funds lines of credit with other financial institutions	4.78%	5.88%	5.62%
Subordinated notes	3.88%	3.88%	3.88%
FRB BTFP advance	—%	4.70%	4.71%

NOTE 10 – INCOME TAXES

The components of income tax expense for the years indicated were as follows:

Provision for income taxes	For the Year Ending December 31,					
		2025		2024		2023
Current federal income tax expense	$	7,699	$	8,244	$	9,685
Current state and local income tax expense		369		336		227
Deferred federal income tax benefit		(278)		(1,965)		(677)
Deferred state and local income tax benefit		(16)		(58)		(16)
Total provision for income taxes	$	7,774	$	6,557	$	9,219

A reconciliation of the effective income tax rate with the federal statutory tax rates at the dates indicated was as follows:

	December 31,					
	2025		2024		2023	
Pre-tax income - domestic	$ 41,120		$ 41,581		$ 45,272	
Pre-tax income - foreign	—		—		—	
Total pre-tax income	$ 41,120		$ 41,581		$ 45,272	
Effective tax rate						
US federal statutory tax rate	$ 8,635	21.0%	$ 8,732	21.0%	$ 9,507	21.0%
State and local income taxes, net of federal income tax effect	279	0.7	219	0.5	166	0.4
Foreign tax effects	—	—	—	—	—	—
Effect of changes in tax laws or rates enacted in the current period	—	—	—	—	—	—
Effect of cross-border tax laws	—	—	—	—	—	—
Tax credits						
Purchased income tax credits	(660)	(1.6)	(2,277)	(5.5)	—	—
Other	(150)	(0.3)	(93)	(0.2)	(60)	(0.1)
Changes in valuation allowance	—	—	—	—	—	—
Nontaxable or nondeductible items						
Excess executive compensation	104	0.3	560	1.3	52	0.1
Bank owned life insurance	(470)	(1.1)	(223)	(0.5)	(193)	(0.4)
Other	183	0.3	204	0.5	25	0.1
Changes in unrecognized tax benefits	—	—	—	—	—	—
Other						
Stock-based compensation (windfalls) / shortfalls	(64)	(0.2)	(631)	(1.5)	(208)	(0.5)
Other	(83)	(0.2)	66	0.2	(70)	(0.2)
Effective tax rate	$ 7,774	18.9%	$ 6,557	15.8%	$ 9,219	20.4%
Statement of Cash Flows - Cash income taxes paid net of refunds						
Federal	$ 200		$ 2,060		$ 10,100	
State						
Oregon	$ (18)		$ 305		$ 165	
Other	2		(29)		101	
Foreign	—		—		—	
Cash paid for transferred tax credits						
Federal	$ 7,587		$ 26,008		$ —	
Oregon	209		209		—	

107

Total deferred tax assets and liabilities at the dates indicated were as follows:

		December 31,		
Deferred Tax Assets		2025		2024
ACL on loans	$	6,743	$	6,859
Non-accrued loan interest		65		42
Restricted stock awards		75		105
Non-qualified stock options		692		489
Lease liability		1,269		1,194
Securities available-for-sale		4,607		6,256
ACL on unfunded commitments		381		302
Other		132		36
Purchase accounting adjustments		835		481
Total deferred tax assets		14,799		15,764
Deferred Tax Liabilities				
Loan origination costs		(2,565)		(2,513)
MSRs		(1,856)		(1,960)
Stock dividend - FHLB stock		(7)		—
Property, plant, and equipment		(1,859)		(1,515)
Lease right-of-use assets		(1,247)		(1,156)
Interest rate swaps designated as cash flow hedge		(272)		(1,561)
Total deferred tax liabilities		(7,806)		(8,705)
Net deferred tax assets	$	6,993	$	7,059

The Company files a U.S. Federal income tax return and Oregon, Idaho, and Arizona state income tax returns, which are subject to examination by tax authorities for years 2022 and later. At December 31, 2025 and 2024, the Company had no uncertain tax positions. The Company recognized no interest and penalties in tax expense for the years ended December 31, 2025, 2024 and 2023.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

Commitments - The Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized on the Consolidated Balance Sheets.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

The following table provides a summary of the Company's commitments at the dates indicated:

COMMITMENTS TO EXTEND CREDIT		December 31,		
CRE LOANS		2025		2024
CRE	$	2,204	$	1,132
Commercial and speculative construction and development		198,176		135,006
Multi-family		6,676		5,876
Total CRE loans		207,056		142,014
RESIDENTIAL REAL ESTATE LOANS				
One-to-four-family		28,977		23,138
Home equity		100,071		97,358
Residential custom construction		37,213		39,125
Total residential real estate loans		166,261		159,621
CONSUMER LOANS		29,646		28,566
COMMERCIAL BUSINESS LOANS				
C&I		160,277		174,292
Warehouse lending		42,145		53,978
Total commercial business loans		202,422		228,270
Total commitments to extend credit	$	605,385	$	558,471

Commitments to extend credit are agreements to lend to a customer provided there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the amount of the total commitments does not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the party. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate, and income-producing commercial properties.

Unfunded commitments under commercial lines of credit, revolving credit lines and overdraft protection agreements represent potential future extensions of credit to existing customers. These commitments generally do not contain a specified maturity date and may not be drawn upon to the total extent to which the Company is committed. The Company maintains an ACL on unfunded loan commitments for all arrangements that are not unconditionally cancellable, consistent with the Company's CECL methodology. The ACL on unfunded loan commitments is recorded within other liabilities on the consolidated balance sheets. The Company's ACL on unfunded loan commitments at December 31, 2025, was $1.8 million and $1.4 million, respectively. The Company recorded a provision for credit losses on unfunded loan commitments of $360,000 for the year ended December 31, 2025, as compared to a recovery of $123,000 for the year ended December 31, 2024. The increase in the provision for December 31, 2025, was primarily attributable to a $63.2 million increase in commercial and speculative construction and development loan commitments.

A portion of the one-to-four-family commitments included in the table above are accounted for as fair value derivatives and do not carry an associated reserve. The Company's derivative positions are presented with discussion in "Note 16 – Derivatives."

The Company also sells one-to-four-family loans to the FHLB of Des Moines that require a limited level of recourse if the loans default and exceed a certain loss exposure. Specific to that recourse, the FHLB of Des Moines established a first loss account ("FLA") related to the loans and required a credit enhancement ("CE") obligation by the Bank to be utilized after the FLA is used. Based on loans sold through December 31, 2025, the total loans sold to the FHLB were $8.3 million with the FLA being $581,000 and the CE obligation at $389,000 or 4.7% of the loans outstanding. Management has established a holdback of 10% of the outstanding CE obligation, or $39,000, which is a part of the off-balance sheet holdback for loans sold. At December 31, 2025 and 2024, there were no loans sold to the FHLB of Des Moines greater than 30 days past their contractual payment due date.

Contingent liabilities for loans held for sale – In the ordinary course of business, loans are sold with limited recourse against the Company and may have to subsequently be repurchased due to defects that occurred during the origination of the loan. The defects are categorized as documentation errors, underwriting errors, early payoff, early payment defaults, breach of representation or warranty, servicing errors, and/or fraud. When a loan sold to an investor without recourse fails to perform according to its contractual terms, the investor will typically review the loan file to determine whether defects in the origination process occurred. If a defect is identified, the Company may be required to either repurchase the loan or indemnify the investor for losses sustained. If there are no such defects, the Company has no commitment to repurchase the loan. The Company has recorded a holdback reserve of $1.8 million and $2.0 million to cover loss exposure related to these guarantees for one-to-four-family loans sold into the secondary market at December 31, 2025 and 2024, respectively, which is included in "Other liabilities" on the Consolidated Balance Sheets.

The Company has entered into a severance agreement with its Chief Executive Officer ("CEO"). The severance agreement, subject to certain requirements, generally includes a lump sum payment to the CEO equal to 24 months of base compensation in the event their employment is involuntarily terminated, other than for cause or the executive terminates his employment with good reason, as defined in the severance agreement.

The Company has entered into change of control agreements with its executives and select key personnel. The change of control agreements, subject to certain requirements, generally remain in effect until canceled by either party upon at least 24 months prior written notice. Under the change of control agreements, the executive generally will be entitled to a change of control payment from the Company if the executive is involuntarily terminated within six months preceding or 12 months after a change in control (as defined in the change of control agreements). In such an event, the executives would each be entitled to receive a cash payment in an amount equal to 12 months of their then current salary, subject to certain requirements in the change of control agreements.

As a result of the nature of our activities, the Company is subject to various pending and threatened legal actions, which arise in the ordinary course of business. From time to time, subordination liens may create litigation which requires us to defend our lien rights. In the opinion of management, liabilities arising from these claims, if any, will not have a material effect on our financial position. The Company had no material pending legal actions at December 31, 2025.

NOTE 12 – SIGNIFICANT CONCENTRATION OF CREDIT RISK

Most of the Company's commercial and multi-family real estate, construction, residential, and commercial business lending activities are with customers located in Western Washington, the Oregon Coast, or near our loan production offices in Vancouver and the Tri-Cities, Washington. The Company originates real estate, consumer, and commercial business loans and has concentrations in these areas, however, indirect home improvement loans, including solar-related home improvement loans are originated through a network of home improvement contractors and dealers located throughout Washington, Oregon, California, Idaho, Colorado, Arizona, Minnesota, Nevada, Texas, Utah, Massachusetts, Montana, and New Hampshire. Loans are generally secured by collateral and rights to collateral vary and are legally documented to the extent practicable. Local economic conditions may affect borrowers' ability to meet the stated repayment terms. At December 31, 2025, the concentration on commercial real estate remains below the 300% of Risk Based Capital regulatory threshold at 274.9%, and the subset of construction loans, excluding owner-occupied loans is within Board approved limits. The concentration of construction, land development, and other land loans represented 103.5% of the Bank's total regulatory capital at December 31, 2025. These loans are focused on in-city, infill vertical construction financing in King and Snohomish counties. Local economic conditions may affect borrowers' ability to meet the stated repayment terms.

NOTE 13 – REGULATORY CAPITAL

The Bank is subject to various regulatory capital requirements administered by the Federal Reserve and the FDIC. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines of the regulatory framework for prompt corrective action, the Bank must meet specific capital adequacy guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital classification is also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Under capital adequacy guidelines of the regulatory framework for prompt corrective action, quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of Tier 1 capital (as defined in the regulations) to total average assets (as defined), and minimum ratios of Tier 1 total capital (as defined) and common equity Tier 1 ("CET 1") capital to risk-weighted assets (as defined).

The Bank must maintain minimum total risk-based, Tier 1 risk-based, Tier 1 leverage, and CET 1 capital ratios as set forth in the table below to be categorized as "well capitalized". At December 31, 2025, the Bank was categorized as "well capitalized" under applicable regulatory requirements. There are no conditions or events since that notification that management believes have changed the Bank's category. Management believes, at December 31, 2025, that the Bank met all capital adequacy requirements.

The following table compares the Bank's actual capital amounts and ratios to their minimum regulatory capital requirements and well capitalized regulatory capital at the dates indicated:

Bank Only	Actual		For Capital Adequacy Purposes		For Capital Adequacy With Capital Buffer		To be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
At December 31, 2025								
Total risk-based capital (to risk-weighted assets)	$ 385,215	13.96%	$ 220,788	8.00%	$ 289,785	10.50%	$ 275,986	10.00%
Tier 1 risk-based capital (to risk-weighted assets)	$ 351,232	12.73%	$ 165,591	6.00%	$ 234,588	8.50%	$ 220,788	8.00%
Tier 1 leverage capital (to average assets)	$ 351,232	10.96%	$ 128,160	4.00%	$ N/A	N/A	$ 160,200	5.00%
CET 1 capital (to risk-weighted assets)	$ 351,232	12.73%	$ 124,194	4.50%	$ 193,190	7.00%	$ 179,391	6.50%
At December 31, 2024								
Total risk-based capital (to risk-weighted assets)	$ 368,953	14.18%	$ 208,174	8.00%	$ 273,228	10.50%	$ 260,218	10.00%
Tier 1 risk-based capital (to risk-weighted assets)	$ 336,416	12.93%	$ 156,131	6.00%	$ 221,185	8.50%	$ 208,174	8.00%
Tier 1 leverage capital (to average assets)	$ 336,416	11.24%	$ 119,741	4.00%	$ N/A	N/A	$ 149,676	5.00%
CET 1 capital (to risk-weighted assets)	$ 336,416	12.93%	$ 117,098	4.50%	$ 182,152	7.00%	$ 169,141	6.50%

In addition to the minimum CET 1, Tier 1, total capital, and leverage ratios, the Bank is required to maintain a capital conservation buffer consisting of additional CET 1 capital greater than 2.5% of risk-weighted assets above the required minimum capital levels. Failure to maintain the required buffer could result in limitations on the Bank's ability to pay dividends, repurchase shares, and pay discretionary bonuses, based on specified percentages of eligible retained income. At December 31, 2025, the Bank's capital exceeded the conservation buffer.

As a bank holding company registered with the Federal Reserve, the Company is subject to capital adequacy requirements of the Federal Reserve. Bank holding companies with $3.0 billion or more in assets must comply with the Federal Reserve's capital regulations, which are generally the same as the capital regulations applicable to the Bank. The Federal Reserve has a policy requiring a bank holding company to serve as a source of financial and managerial strength to the holding company's subsidiary bank and the Federal Reserve expects the holding company's subsidiary bank to be well capitalized under the prompt corrective action regulations.

Under Federal Reserve regulations, a bank holding company is considered a small bank holding company if its total consolidated assets are below $3.0 billion as of June 30 of a given year. The Company's total consolidated assets exceeded $3.0 billion as of June 30, 2025, and therefore, the Company did not qualify as a small bank holding company for regulatory purposes for the 2025 calendar year. As a result, the Company is subject to all regulatory requirements applicable to larger bank holding companies, including enhanced reporting, capital, and governance standards.

The following table presents the Company's regulatory capital ratios at the dates indicated:

	At December 31,	
Company Only	2025	2024
Total risk-based capital (to risk-weighted assets)	14.25%	14.53%
Tier 1 risk-based capital (to risk-weighted assets)	11.21%	11.36%
Tier 1 leverage capital (to average assets)	9.66%	9.87%
CET 1 capital (to risk-weighted assets)	11.21%	11.36%

NOTE 14 – FAIR VALUE MEASUREMENTS

The Company determines fair value based on the requirements established in ASC *Topic 820, Fair Value Measurements,* which provides a framework for measuring fair value in accordance with U.S. GAAP and requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC *Topic 820* defines fair value as the exit price, or the price that would be received for an asset or paid to transfer a liability, in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date under current market conditions.

The following definitions describe the levels of inputs that may be used to measure fair value:

Level 1 – Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The following methods were used to estimate the fair value of certain assets and liabilities on a recurring and nonrecurring basis:

Securities – The fair value of securities available-for-sale are recorded on a recurring basis. The fair value of investments and mortgage-backed securities are provided by a third-party pricing service. These valuations are based on market data using pricing models that vary by asset class and incorporate available current trade, bid and other market information, and for structured securities, cash flow, and loan performance data. The pricing processes utilize benchmark curves, benchmarking of similar securities, sector groupings, and matrix pricing. Option adjusted spread models are also used to assess the impact of changes in interest rates and to develop prepayment scenarios (Level 2). Transfers between the fair value hierarchy are determined through the third-party service provider which, from time to time will transfer between levels based on market conditions per the related security. All models and processes used consider market convention.

Mortgage Loans Held for Sale – The fair value of loans held for sale reflects the value of commitments with investors and/or the relative price as delivered into a To-Be-Announced ("TBA") mortgage-backed security (Level 2).

111

Loans Receivable – Certain residential mortgage loans were initially originated for sale with the fair value option elected; after origination, these loans were transferred to loans held for investment. As of December 31, 2025 and 2024, there were $13.2 million and $12.7 million, respectively, in residential mortgage loans recorded at fair value as they were previously transferred from held for sale to loans held for investment. The aggregate unpaid principal balance of these loans were $13.8 million as of December 31, 2025 and 2024.Gains and losses from changes in fair value for these loans are reported in earnings as a component of "Other noninterest income" on the Consolidated Statements of Income. For the years ended December 31, 2025, 2024 and 2023, the Company recorded net increases in fair value of $534,000, $52,000, and $447,000, respectively. For loans originated as held for sale and transferred into loans held for investment, the fair value is determined based on quoted secondary market prices for similar loans (Level 2).

Derivative Instruments – Fair values for derivative assets and liabilities are measured on a recurring basis. The primary use of derivative instruments is related to the mortgage banking activities of the Company. The fair value of the interest rate lock commitments and forward sales commitments are estimated using quoted or published market prices for similar instruments, adjusted for factors such as pull-through rate assumptions based on historical information, where appropriate. TBA mortgage-backed securities are fair valued on similar contracts in active markets (Level 2) while locks and forwards with customers and investors are fair valued using similar contracts in the market and changes in the market interest rates (Level 2 and 3). Derivative instruments not related to mortgage banking activities include interest rate swap agreements. The fair values of interest rate swap agreements are based on valuation models using observable market data as of the measurement date (Level 2). The Company's derivatives are traded in an over-the-counter market where quoted market prices are not always available. Therefore, the fair values of derivatives are determined using quantitative models that utilize multiple market inputs. The inputs will vary based on the type of derivative, but could include interest rates, prices and indices to generate continuous yield or pricing curves, prepayment rates, and volatility factors to value the position. The majority of market inputs are actively quoted and can be validated through external sources, including market transactions and third-party pricing services. The fair values of all interest rate swaps are determined from third-party pricing services without adjustment.

Collateral Dependent Loans – Expected credit losses on collateral-dependent loans are measured based on the fair value of the collateral as of the reporting date, less estimated selling costs, as applicable. If the fair value of collateral is less than the amortized cost basis of the loan, the Company will recognize an allowance as the difference between the fair value of the collateral, less costs to sell (if applicable) at the reporting date and the amortized cost basis of the loan. If the fair value of the collateral exceeds the amortized cost basis of the loan, any expected recovery added to the amortized cost basis is limited to the amount previously charged-off. Subsequent changes in expected credit losses on collateral-dependent loans are included within the provision for credit losses, either as an additional provision or as a reduction of the provision that would otherwise be reported (Level 3).

Mortgage Servicing Rights – The fair value of MSRs is estimated using net present value of expected cash flows using a third-party model that incorporates assumptions used in the industry to value such rights, adjusted for factors such as weighted average prepayments speeds based on historical information where appropriate (Level 3).

The following tables present securities available-for-sale, mortgage loans held for sale, loans receivable, at fair value, and derivative assets and liabilities measured at fair value on a recurring basis at the dates indicated:

Financial Assets		At December 31, 2025		
Securities available-for-sale:	Level 1	Level 2	Level 3	Total
U.S. agency securities	$ —	$ 18,127	$ —	$ 18,127
Corporate securities	—	15,386	—	15,386
Municipal bonds	—	71,405	—	71,405
Mortgage-backed securities	—	173,567	—	173,567
Asset-backed securities	—	10,182	—	10,182
Mortgage loans held for sale, at fair value	—	43,705	—	43,705
Loans receivable, at fair value	—	13,183	—	13,183
Derivatives:				
Mandatory and best effort forward commitments with investors	—	—	8	8
Interest rate lock commitments with customers	—	—	241	241
Interest rate swaps - cash flow and fair value hedges	—	1,894	—	1,894
Interest rate swaps - dealer offsets to customer swap positions	—	36	—	36
Total assets measured at fair value	$ —	$ 347,485	$ 249	$ 347,734
Financial Liabilities				
Derivatives:				
Interest rate swaps - customer swap positions	$ —	$ (36)	$ —	$ (36)
Interest rate swaps - cash flow and fair value hedges	—	(656)	—	(656)
Forward TBA mortgage-backed securities	—	(146)	—	(146)
Total liabilities measured at fair value	$ —	$ (838)	$ —	$ (838)

Financial Assets		At December 31, 2024			
Securities available-for-sale:	Level 1		Level 2	Level 3	Total
U.S. agency securities	$ —	$	17,138	$ —	$ 17,138
Corporate securities			15,126	—	15,126
Municipal bonds			70,344	—	70,344
Mortgage-backed securities			167,186	—	167,186
Asset-backed securities			11,381	—	11,381
Mortgage loans held for sale, at fair value			27,835	—	27,835
Loans receivable, at fair value			12,728	—	12,728
Derivatives:					
Mandatory and best effort forward commitments with investors			—	31	31
Interest rate lock commitments with customers			—	103	103
Forward TBA mortgage-backed securities			180	—	180
Interest rate swaps- cash flow and fair value hedges			7,244	—	7,244
Interest rate swaps - dealer offsets to customer swap positions			62	—	62
Total assets measured at fair value	$ —	$	329,224	$ 134	$ 329,358
Financial Liabilities					
Derivatives:					
Interest rate swaps - customer swap positions	$ —	$	(61)	$ —	$ (61)
Total liabilities measured at fair value	$ —	$	(61)	$ —	$ (61)

The following tables present financial assets measured at fair value on a nonrecurring basis and the level within the fair value hierarchy at the dates indicated. Level 3 assets recorded at fair value on a nonrecurring basis included loans for which a partial charge-off was recorded based on the estimated fair value of the underlying collateral.

		December 31, 2025		
	Level 1	Level 2	Level 3	Total
Collateral dependent loans	$ —	$ —	$ 9,236	$ 9,236
MSRs	—	—	21,800	21,800

		December 31, 2024		
	Level 1	Level 2	Level 3	Total
Collateral dependent loans	$ —	$ —	$ 1,130	$ 1,130
MSRs	—	—	21,043	21,043

Quantitative Information about Level 3 Fair Value Measurements – Shown in the table below is the fair value of financial instruments measured under a Level 3 unobservable input on a recurring and nonrecurring basis at the dates indicated:

Level 3 Fair Value Instruments	Valuation Techniques	Significant Unobservable Inputs	Range	Weighted Average Rate	
				December 31, 2025	December 31, 2024
RECURRING					
Interest rate lock commitments with customers	Quoted market prices	Pull-through expectations	80% - 99%	93.7%	94.0%
Individual forward sale commitments with investors	Quoted market prices	Pull-through expectations	80% - 99%	93.7%	94.0%
NONRECURRING					
Collateral dependent loans	Fair value of underlying collateral	Discount applied to the obtained appraisal	0% - 25%	—%	—%
MSRs	Industry sources	Pre-payment speeds	0% - 50%	8.5%	8.3%

The pull-through rate is based on historical loan closing rates for similar interest rate lock commitments. An increase or decrease in the pull-through rate would have a corresponding positive or negative fair value adjustment.

The following table provides a reconciliation of assets and liabilities measured at fair value using significant unobservable inputs (Level 3) on a recurring basis during the years indicated:

2025	Beginning Balance		Purchases and Issuances		Sales and Settlements		Ending Balance		Net change in fair value for gains/(losses) [1]		Net change in fair value for gains/(losses) [2]	
Interest rate lock commitments with customers	$	103	$	3,903	$	(3,765)	$	241	$	138	$	—
Individual forward sale commitments with investors		31		(144)		121		8		(23)		—
2024												
Interest rate lock commitments with customers	$	329	$	4,279	$	(4,505)	$	103	$	(226)	$	—
Individual forward sale commitments with investors		(188)		(1,626)		1,845		31		219		—
2023												
Interest rate lock commitments with customers	$	107	$	4,291	$	(4,069)	$	329	$	222	$	—
Individual forward sale commitments with investors		(38)		66		(216)		(188)		(150)		—

_____

(1) Relating to items held at end of period included in income.
(2) Relating to items held at end of period included in other comprehensive income.

Gains on interest rate lock commitments and on forward sale commitments with investors carried at fair value are recorded in "Gain on sale of loans held for sale" on the Consolidated Statements of Income.

The following table provides estimated fair values of the Company's financial instruments at the dates indicated, whether recognized at fair value or not on the Consolidated Balance Sheets:

	December 31, 2025		December 31, 2024	
Financial Assets	Carrying	Fair	Carrying	Fair
Level 1 inputs:	Amount	Value	Amount	Value
Cash and cash equivalents	$ 28,219	$ 28,219	$ 31,635	$ 31,635
Certificates of deposit at other financial institutions	—	—	1,727	1,727
Level 2 inputs:				
Securities available-for-sale, at fair value	288,667	288,667	281,175	281,175
Securities held-to-maturity, gross	33,501	34,396	8,500	8,144
Loans held for sale, at fair value	43,705	43,705	27,835	27,835
Forward TBA mortgage-backed securities	—	—	180	180
Loans receivable, at fair value	13,183	13,183	12,728	12,728
Interest rate swaps - cash flow and fair value hedges	1,894	1,894	7,244	7,244
Interest rate swaps - dealer offsets to customer swap positions	36	36	62	62
Level 3 inputs:				
Loans receivable, gross	2,641,926	2,578,744	2,521,093	2,385,213
MSRs, held at lower of cost or fair value	8,608	21,800	9,204	21,043
Mandatory and best effort forward commitments with investors	8	8	31	31
Fair value interest rate locks with customers	241	241	103	103
Financial Liabilities				
Level 2 inputs:				
Time deposits	1,130,396	1,129,892	1,028,896	1,024,663
Borrowings	129,305	128,360	307,806	307,408
Subordinated notes, excluding unamortized debt issuance costs	50,000	48,856	50,000	45,504
Interest rate swaps - cash flow and fair value hedges	656	656	—	—
Forward TBA mortgage-backed securities	146	146	—	—
Interest rate swaps - customer swap positions	36	36	61	61

NOTE 15 – EARNINGS PER SHARE

The Company computes earnings per share using the two-class method, which is an earnings allocation method for computing earnings per share that treats a participating security as having rights to earnings that would otherwise have been available to common shareholders. Basic earnings per share are computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Unvested share-based awards containing non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and are included in the computation of earnings per share pursuant to the two-class method. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company.

The following table presents a reconciliation of the components used to compute basic and diluted earnings per share at or for the years indicated:

| | At or For the Year Ended December 31, | | |
Numerator:	2025	2024	2023
Net income	$ 33,346	$ 35,024	$ 36,053
Dividends and undistributed earnings allocated to participating securities	(566)	(572)	(578)
Net income available to common shareholders	$ 32,780	$ 34,452	$ 35,475
Denominator (shown as actual):			
Basic weighted average common shares outstanding	7,528,764	7,697,806	7,656,526
Dilutive shares	114,729	195,440	118,907
Diluted weighted average common shares outstanding	7,643,493	7,893,246	7,775,433
Basic earnings per share	$ 4.35	$ 4.48	$ 4.63
Diluted earnings per share	$ 4.29	$ 4.36	$ 4.56
Potentially dilutive weighted average unvested restricted shares and stock options that were not included in the computation of diluted earnings per share because to do so would be anti-dilutive.	2,521	11,640	56,520

NOTE 16 – DERIVATIVES

The Company is exposed to certain risks arising from both its business operations and economic conditions. The Company principally manages its exposures to a wide variety of business and operational risks through management of its core business activities. The Company manages economic risks, including interest rate, liquidity, and credit risk primarily by managing the amount, sources, and duration of its assets and liabilities and the use of derivative financial instruments. Specifically, the Company enters into derivative financial instruments to manage exposures that arise from business activities that result in the receipt or payment of future known and uncertain cash amounts, the value of which are determined by interest rates.

The Company's predominant derivative and hedging activities involve interest rate swaps related to certain borrowings, brokered deposits, investment securities, forward sales contracts, and commitments to extend credit associated with mortgage banking activities. Generally, these instruments help the Company manage exposure to market risk. Market risk represents the possibility that economic value or net interest income will be adversely affected by fluctuations in external factors such as market-driven interest rates and prices or other economic factors.

Mortgage Banking Derivatives Not Designated as Hedges

The Company regularly enters into commitments to originate and sell loans held for sale. The Company has exposure to movements in interest rates associated with written interest rate lock commitments with potential borrowers to originate one-to four-family loans that are intended to be sold and for closed one-to-four-family mortgage loans held for sale for which fair value accounting has been elected, that are awaiting sale and delivery into the secondary market. The Company economically hedges the risk of changing interest rates associated with these mortgage loan commitments by entering into forward sales contracts to sell one-to-four-family mortgage loans or into contracts to sell forward To-Be-Announced ("TBA") mortgage-backed securities. These commitments and contracts are considered derivatives but have not been designated as hedging instruments for reporting purposes under U.S. GAAP. Rather, they are accounted for as free-standing derivatives, or economic hedges, with changes in the fair value of the derivatives reported in noninterest income or noninterest expense. The Bank recognizes all derivative instruments as either "Other assets" or "Other liabilities" on the Consolidated Balance Sheets and measures those instruments at fair value.

Customer Swaps Not Designated as Hedges

The Company also enters into derivative contracts, which consist of interest rate swaps, to facilitate the needs of clients desiring to manage interest rate risk. These swaps are not designated as accounting hedges under ASC 815, Derivatives and Hedging. To economically hedge the interest rate risk associated with offering this product, the Company simultaneously enters into derivative contracts with third parties to offset the customer contracts such that the Company minimizes its net risk exposure resulting from such transactions. The derivative contracts are structured such that the notional amounts reduce over time to generally match the expected amortization of the underlying loans. These derivatives are not speculative and arise from a service provided to clients.

Cash Flow Hedges

The Company has entered into interest rate swaps to reduce its exposure to variability in interest-related cash outflows attributable to changes in forecasted SOFR based brokered deposits. These derivative instruments are designated as cash flow hedges. The hedged item is the SOFR portion of a series of future adjustable-rate borrowings and deposits over the term of the interest rate swap. Accordingly, changes in the amount of interest payment cash flows for the hedged transactions attributable to changes in the Company's own credit risk are excluded from management's assessment of hedge effectiveness. The Company tests for hedging effectiveness on a quarterly basis. The accumulated other comprehensive income is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. The Company has not recorded any hedge ineffectiveness since the inception of the hedges.

The Company expects that approximately $218,000 will be reclassified from accumulated other comprehensive loss as a decrease to interest expense over the next 12 months related to these cash flow hedges.

Fair Value Hedges

The Company is exposed to changes in the fair value of certain of its pools of prepayable fixed-rate assets due to changes in benchmark interest rates. The Company uses interest rate swaps to manage its exposure to changes in fair value on these instruments attributable to changes in the designated benchmark interest rate, the SOFR. Interest rate swaps designated as fair value hedges involve the receipt of variable-rate amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without the exchange of the underlying notional amount. For derivatives designated and that qualify as fair value hedges, the gain or loss on the derivative as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in interest income.

The following amounts were recorded on the balance sheet related to cumulative-basis adjustment for fair value hedges for the dates indicated:

Line item in the Consolidated Balance Sheets in which the hedged item is included	Carrying Amount of the Hedged Assets		Cumulative Amount of Fair Value Hedging Adjustment Included in the Carrying Amount of the Hedged Assets	
December 31, 2025				
Investment securities [1]	$	57,869	$	2,131
Total	$	57,869	$	2,131
December 31, 2024				
Investment securities [1]	$	55,701	$	4,299
Total	$	55,701	$	4,299

(1) These amounts include the amortized cost basis of closed portfolios used in designated hedging relationships in which the hedged item is the last layer expected to be remaining at the end of the hedging relationship. At December 31, 2025, the amortized cost basis of the closed portfolios used in these hedging relationships was $179.4 million; the cumulative basis adjustments associated with these hedging relationships was a loss of $2.1 million; and the amount of the designated hedged items was $60.0 million. At December 31, 2024, the amortized cost basis of the closed portfolios used in these hedging relationships was $189.0 million; the cumulative basis adjustment associated with these hedging relationships was a loss of $4.3 million; and the amount of the designated hedged items was $60.0 million.

The following tables summarize the Company's derivative instruments at the dates indicated. The Company recognizes derivative assets and liabilities in "Other assets" and "Other liabilities", respectively, on the Consolidated Balance Sheets, as follows:

	December 31, 2025		
		Fair Value	
Cash flow and fair value hedges:	Notional	Asset	Liability
Interest rate swaps	$ 300,000	$ 1,894	$ 656
Non-hedging derivatives:			
Fallout adjusted interest rate lock commitments with customers	25,468	241	—
Mandatory and best effort forward commitments with investors	8,985	8	—
Forward TBA mortgage-backed securities	56,000	—	146
Interest rate swaps – customer swap positions	627	—	36
Interest rate swaps – dealer offsets to customer swap positions	627	36	—

	December 31, 2024		
		Fair Value	
Cash flow and fair value hedges:	Notional	Asset	Liability
Interest rate swaps	$ 340,000	$ 7,244	$ —
Non-hedging derivatives:			
Fallout adjusted interest rate lock commitments with customers	16,905	103	—
Mandatory and best effort forward commitments with investors	6,829	31	—
Forward TBA mortgage-backed securities	31,000	180	—
Interest rate swaps – customer swap positions	716	—	61
Interest rate swaps – dealer offsets to customer swap positions	716	62	—

The following table summarizes the effect of fair value and cash flow hedge accounting on the Consolidated Statements of Income for the years indicated:

	Year Ended December 31,					
	2025		2024		2023	
	Interest Expense Deposits and Borrowings	Interest Income Securities	Interest Expense Deposits and Borrowings	Interest Income Securities	Interest Expense Deposits and Borrowings	Interest Income Securities
Total amounts presented on the Consolidated Statements of Income	$ 64,898	$ 15,365	$ 59,790	$ 13,980	$ 36,751	$ 12,247
Net gains (losses) on fair value hedging relationships:						
Interest rate swaps – securities						
Recognized on hedged items	$ —	$ 2,168	$ —	$ (1,084)	$ —	$ 892
Recognized on derivatives designated as hedging instruments	—	(2,168)	—	1,084	—	(892)
Net interest income recognized on cash flows of derivatives designated as hedging instruments	—	1,051	—	1,597	—	1,509
Net income recognized on fair value hedges	$ —	$ 1,051	$ —	$ 1,597	$ —	$ 1,509
Net gain on cash flow hedging relationships:						
Interest rate swaps – brokered deposits and borrowings						
Realized gains, pre-tax, reclassified from accumulated other comprehensive loss into net income	$ 2,072	$ —	$ 4,951	$ —	$ 5,465	$ —
Net income recognized on cash flow hedges	$ 2,072	$ —	$ 4,951	$ —	$ 5,465	$ —

118

Changes in the fair value of the non-hedging derivatives were recorded in "Gain on sale of loans" on the Consolidated Statements of Income and resulted in net gains of $89,000, net losses of $29,000, and net gains of $75,000 for the years ended December 31, 2025, 2024 and 2023, respectively.

The following tables present a summary of amounts outstanding in derivative financial instruments, including those entered into in connection with the same counterparty under master netting agreements at the dates indicated. While these agreements are typically over-collateralized, GAAP requires disclosures in these tables to limit the amount of such collateral to the amount of the related asset or liability for each counterparty.

Offsetting of derivative assets	Gross Amounts of Recognized Assets		Gross Amounts Offset in the Consolidated Balance Sheets		Net Amounts of Assets Presented in the Consolidated Balance Sheets		Gross Amounts Not Offset in the Consolidated Balance Sheets					
							Financial Instruments		Cash Collateral Received		Net Amount	
At December 31, 2025												
Interest rate swaps	$	2,269	$	339	$	1,930	$	—	$	—	$	1,930
At December 31, 2024												
Interest rate swaps	$	7,844	$	538	$	7,306	$	—	$	740	$	6,566

Offsetting of derivative liabilities	Gross Amounts of Recognized Liabilities		Gross Amounts Offset in the Consolidated Balance Sheets		Net Amounts of Liabilities Presented in the Consolidated Balance Sheets		Gross Amounts Not Offset in the Consolidated Balance Sheets					
							Financial Instruments		Cash Collateral Posted		Net Amount	
At December 31, 2025												
Interest rate swaps	$	679	$	23	$	656	$	—	$	680	$	—

Credit Risk-Related Contingent Features

The Company has derivative contracts with its derivative counterparties that contain a provision to post collateral to the counterparties when these contracts are in a net liability position. At December 31, 2025, the Company had $680,000 of collateral posted due to this provision. Receivables related to cash collateral that has been paid to counterparties is included in "Cash and cash equivalents" on the Consolidated Balance Sheets. In certain cases, the Company will have posted excess collateral, compared to total exposure due to initial margin requirements or day-to-day rate volatility.

NOTE 17 – ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following were changes in accumulated other comprehensive income (loss) by component, net of tax, for the years indicated:

Year Ended December 31, 2025	Gains and (Losses) on Derivative Instruments	Unrealized (Losses) and Gains on Available for Sale Securities	Total
Beginning balance	$ 5,700	$ (22,840)	$ (17,140)
Other comprehensive (loss) income before reclassification, net of tax	(2,257)	6,019	3,762
Amounts reclassified from accumulated other comprehensive loss, net of tax	(2,451)	—	(2,451)
Net current period other comprehensive (loss) income	(4,708)	6,019	1,311
Ending balance	$ 992	$ (16,821)	$ (15,829)

Year Ended December 31, 2024	Gains and (Losses) on Derivative Instruments	Unrealized (Losses) and Gains on Available for Sale Securities	Total
Beginning balance	$ 4,766	$ (28,072)	$ (23,306)
Other comprehensive income (loss) before reclassification, net of tax	6,074	(919)	5,155
Amounts reclassified from accumulated other comprehensive loss, net of tax	(5,140)	6,151	1,011
Net current period other comprehensive income	934	5,232	6,166
Ending balance	$ 5,700	$ (22,840)	$ (17,140)

Year Ended December 31, 2023	Gains and (Losses) on Derivative Instruments	Unrealized (Losses) and Gains on Available for Sale Securities	Total
Beginning balance	$ 7,761	$ (33,393)	$ (25,632)
Other comprehensive income before reclassification, net of tax	1,296	5,321	6,617
Amounts reclassified from accumulated other comprehensive loss, net of tax	(4,291)	—	(4,291)
	(2,995)	5,321	2,326
Ending balance	$ 4,766	$ (28,072)	$ (23,306)

NOTE 18 – STOCK-BASED COMPENSATION

Stock Options and Restricted Stock

On May 17, 2018, the shareholders of FS Bancorp approved the 2018 Equity Incentive Plan (the "2018 Plan") that authorized 1.3 million shares of the Company's common stock to be awarded. The 2018 Plan provides for the grant of incentive stock options, non-qualified stock options, and up to 326,000 shares as restricted stock awards ("RSAs") to directors, emeritus directors, officers, employees or advisory directors of the Company. At December 31, 2025, there were 52,060 stock option awards and 500 RSAs available for future grants under the 2018 Plan.

Total share-based compensation expense was $2.3 million, $1.8 million, and $2.0 million, for the years ended December 31, 2025, 2024 and 2023, respectively. The related income tax benefit was $473,000, $379,000, and $422,000 for the years ended December 31, 2025, 2024 and 2023, respectively.

Stock-based compensation awards are settled by issuing new shares from the Company's pool of authorized but unissued common stock, and the Company does not use previously repurchased treasury shares for this purpose.

Stock Options

The 2018 Plan provides for the grant of stock option awards that may be designated as either incentive stock options or nonqualified stock options. Stock option awards generally vest over a one-year period for non-employee directors, and over a four- or five-year period for employees and officers with annual vesting in equal installments on the anniversary date of each grant date provided the award recipient remains in continuous service with the Company. Options become exercisable after vesting and remain exercisable for the remaining term of the original grant, subject to a maximum term of 10 years. Any unexercised stock options expire 10 years after the grant date, or earlier upon the termination of the recipient's service with the Company or the Bank. The fair value of each stock option award is estimated on the grant date using a Black-Scholes Option pricing model which incorporates the following assumptions.

| | December 31, | | |
	2025	2024	2023
Dividend yield	2.79%	2.57%	3.25%
Expected volatility	38.45%	29.55%	28.24%
Risk-free interest rate	3.98%	3.82%	4.35%
Expected term in years	6.2	6.3	6.5
Weighted-average grant date fair value per option granted	$ 13.21	$ 11.36	$ 7.61

The dividend yield is based on the current quarterly dividend in effect at the time of the grant. The historical volatility of the Company's stock price over a specified period of time is used for the expected volatility. The Company bases the risk-free interest rate on the comparable U.S. Treasury rate for the discount rate associated with the stock in effect on the date of the grant. The Company elected to use Staff Accounting Bulletin 107, simplified expected term calculation for the "Share-Based Payments" method permitted by the SEC to calculate the expected term. This method uses the vesting term of an option along with the contractual term, setting the expected life at 5.5 years for one-year vesting, 6.25 years for four-year vesting, and 6.5 years for five-year vesting.

The following table presents a summary of the Company's stock option awards during the years indicated (shown as actual).

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term In Years	Aggregate Value
Outstanding at January 1, 2023	647,832	$ 26.67	6.84	$ 4,627,255
Granted	103,000	30.73	—	—
Less exercised	47,734	10.17	—	970,064
Less Forfeited or expired	40,819	32.96	—	—
Outstanding at December 31, 2023	662,279	$ 28.12	6.69	$ 5,852,975
Outstanding at January 1, 2024	662,279	$ 28.12	6.69	$ 5,852,975
Granted	75,100	41.98	9.62	—
Less exercised	187,478	23.69	—	3,916,425
Less forfeited	12,000	30.73	—	—
Outstanding at December 31, 2024	537,901	$ 31.55	6.75	$ 5,187,207
Outstanding at January 1, 2025	537,901	$ 31.55	6.75	$ 5,187,207
Granted	138,372	40.14	9.62	—
Less exercised	17,650	27.25	—	237,460
Outstanding at December 31, 2025	658,623	$ 33.47	6.63	$ 5,134,992
Expected to vest, assuming a 0.31% annual forfeiture rate at, December 31, 2025 [1]	643,150	$ 33.35	6.58	5,087,730
Exercisable at December 31, 2025	371,448	$ 30.28	5.16	$ 4,065,004

---

(1) Forfeiture rate has been calculated and estimated, based on historical employment data, to assume a forfeiture of 3.1% of the options over 10 years.

At December 31, 2025, there was $2.8 million of total unrecognized compensation cost related to nonvested stock options granted under the 2018 Plan. The cost is expected to be recognized over the remaining weighted-average vesting period of 1.8 years.

Restricted Stock Awards

The RSAs fair value is equal to the value of the market price of FS Bancorp's common stock on the grant date. Compensation expense is recognized over the vesting period of the awards based on the fair value of the restricted stock. Shares granted under the 2018 Plan generally vest over a four- or five-year period for employees and officers, beginning on the grant date, and over a one-year period for non-employee directors, with vesting occurring at the end of the one-year period. Any nonvested RSAs are forfeited upon the award recipient's termination of service with the Company or the Bank.

The following table presents a summary of the Company's nonvested awards during the years indicated (shown as actual).

Nonvested Shares	Shares		Weighted-Average Grant-Date Fair Value Per Share
Nonvested at January 1, 2023	118,530	$	28.85
Granted	37,600		30.73
Less vested	(44,462)		28.24
Less forfeited or expired	(9,524)		30.96
Nonvested at December 31, 2023	102,144	$	29.61
Nonvested at January 1, 2024	102,144	$	29.61
Granted	42,250		41.98
Less vested	(37,331)		28.46
Less forfeited or expired	(4,000)		30.73
Nonvested at December 31, 2024	103,063	$	35.05
Nonvested at January 1, 2025	103,063	$	35.05
Granted	37,872		40.14
Less vested	(37,964)		32.88
Nonvested at December 31, 2025	102,971	$	37.73

At December 31, 2025, there was $3.4 million of total unrecognized compensation costs related to nonvested shares granted under the 2018 Plan as RSAs. The cost is expected to be recognized over the remaining weighted-average vesting period of 1.8 years.

NOTE 19 – BUSINESS SEGMENTS

The Company's reportable segments are determined by the Chief Financial Officer ("CFO"), who is the designated chief operating decision maker or CODM, based upon information provided about the Company's products and services offered, primarily distinguished between commercial and consumer banking and home lending. They are also distinguished by the level of information provided to the CFO, who uses such information to review performance of various components of business for each branch and home lending office, which are aggregated if operating performance, products/services, and customers are similar. The CFO evaluates the financial performance of the Company's business components such as by evaluating revenue streams, significant expenses, and budget to actual results in assessing the performance of the Company's segments and in the determination of allocating resources. The CFO uses revenue streams to evaluate product pricing and significant expenses to assess performance of each segment to evaluate compensation of certain employees. Segment pretax profit or loss is used to assess the performance of the banking segment by monitoring the margin between interest revenue and interest expense. Segment pretax profit or loss is used to assess the performance of the home lending segment by monitoring the premium received on loans sales. Loans, investments, and deposits provide the revenues in the commercial and consumer banking operation, and servicing fees and loan sales provide the revenues in home lending. Interest expense, provisions for credit losses, and payroll provide the significant expenses in commercial and consumer banking, and cost of loan sales and payroll provide the significant expenses in home lending. All operations are domestic and the Company has no major customers providing greater than 10% of total segment revenue. The Company does not have any material intra-entity sales or transfers, aside from certain allocations of interest expense and loan servicing cost from the commercial and consumer banking segment to the home lending segment.

The Company uses various management accounting methodologies to assign certain income statement items to the responsible operating segment, including:

- a funds transfer pricing ("FTP") system, which allocates interest income credits and funding charges between the segments, assigning to each segment a funding credit for its liabilities, such as deposits, and a charge to fund its assets;

- a cost per loan serviced allocation based on the number of loans being serviced on the balance sheet and the number of loans serviced for third parties;

- an allocation based upon the approximate square footage utilized by the home lending segment in Company owned locations;

- an allocation of charges for services rendered to the segments by centralized functions, such as corporate overhead, which are generally based on the number of full-time employees ("FTEs") in each segment; and

- an allocation of the Company's consolidated income taxes which are based on the effective tax rate applied to the segment's pretax income or loss.

Segment assets are primarily allocated based on loan origination channel. The home lending segment is limited to residential mortgage and home equity loans originated through the home lending platform. The home lending segment additionally includes related accrued interest receivable and the Company's MSR assets. The commercial and consumer banking segment includes the remainder of the loan portfolio, the assets of the retail branch network and administrative buildings, as well as the investment portfolio and other assets of the Bank. A description of the Company's business segments and the products and services they provide is as follows:

Commercial and Consumer Banking Segment

The commercial and consumer banking segment provides diversified financial products and services to our commercial and consumer customers through Bank branches, online banking platforms, mobile banking apps, and telephone banking. These products and services include deposit products; residential, consumer, business and commercial real estate lending portfolios and cash management services. The Company originates consumer loans, commercial and multi-family real estate loans, construction loans for residential and multi-family construction, and commercial business loans. At December 31, 2025, the Company's retail deposit branch network consisted of 27 branches in the Pacific Northwest. This segment is also responsible for the management of the investment portfolio and other assets of the Bank.

Home Lending Segment

The home lending segment originates one-to-four-family residential mortgage loans primarily for sale in the secondary markets as well as loans held for investment. A majority of these mortgage loans are sold to or securitized by FNMA, FHLMC, GNMA or the FHLB of Des Moines, while the Company generally retains the right to service these loans. Loans originated under the guidelines of the Federal Housing Administration ("FHA"), US Department of Veterans Affairs ("VA"), and United States Department of Agriculture ("USDA") are generally sold servicing released to a correspondent bank or mortgage company. The Company has the option to sell loans on a servicing-released or servicing-retained basis to securitizers and correspondent lenders. A small percentage of its loans are brokered to other lenders. On occasion, the Company may sell a portion of its MSRs portfolio and may sell small pools of loans initially originated to be held in the loan portfolio. The Company manages the loan funding and the interest rate risk associated with the secondary market loan sales and the retained one-to-four-family MSRs within this business segment. One-to-four-family loans originated for investment and held in this segment are allocated to the home lending segment with a corresponding provision expense and FTP for cost of funds. Noninterest expense includes allocated overhead expense from general corporate activities. Allocation is determined based on a combination of segment assets and FTEs.

Segment Financial Results

Accounting policies for segments are consistent with those described in "Note 1 – Basis of Presentation and Summary of Significant Accounting Policies." Segment performance is evaluated using net income. Indirect expenses are allocated based on segment assets and full-time equivalent employees ("FTEs"). Transactions among segments are made at fair value. Information reported internally for performance assessment by the CFO follows, inclusive of reconciliations of significant segment totals to the financial statements at or for the years indicated:

	At or For the Year Ended December 31, 2025		
Income:	Commercial and Consumer Banking	Home Lending	Total
Interest income - loans receivable, including fees	$ 146,140	$ 35,741	$ 181,881
Interest income - other interest earnings assets	15,365	—	15,365
Total interest income by segment	161,505	35,741	197,246
Gain on sale of loans	63	8,217	8,280
Other income	11,239	2,758	13,997
Intersegment income	(1,295)	1,295	—
Total noninterest income by segment	10,007	12,270	22,277
Total income by segment	171,512	48,011	219,523
Expense:			
Interest expense - deposits	57,649	20	57,669
Interest expense - borrowings	7,229	—	7,229
Interest expense - subordinated note	1,541	401	1,942
Interest expense - intersegment	(24,048)	24,048	—
Total interest expense by segment	42,371	24,469	66,840
Provision for credit losses by segment	9,001	545	9,546
Salaries and benefits	32,355	7,709	40,064
Overhead allocation	23,352	7,370	30,722
Other segment items [1]	25,794	5,437	31,231
Total noninterest expense by segment	81,501	20,516	102,017
Income before provision for income taxes by segment	38,639	2,481	41,120
Provision for income taxes by segment	(7,305)	(469)	(7,774)
Net income by segment	$ 31,334	$ 2,012	$ 33,346
Other segment disclosures:			
Segment assets	$ 2,538,874	$ 657,973	$ 3,196,847
FTEs	462	118	580

124

	At or For the Year Ended December 31, 2024		
Income:	Commercial and Consumer Banking	Home Lending	Total
Interest income - loans receivable, including fees	$ 139,996	$ 30,861	$ 170,857
Interest income - other interest earnings assets	13,980	—	13,980
Total interest income by segment	153,976	30,861	184,837
Gain on sale of loans	—	8,557	8,557
Gain on sale of MSRs	6,473	1,883	8,356
Loss on sale of investment securities	—	—	—
Other income	1,856	2,787	4,643
Intersegment income	898	(898)	—
Total noninterest income by segment	9,227	12,329	21,556
Total income by segment	163,203	43,190	206,393
Expense:			
Interest expense - deposits	53,156	7	53,163
Interest expense - borrowings	6,627	—	6,627
Interest expense - subordinated note	1,555	387	1,942
Interest expense - intersegment	(20,666)	20,666	—
Total interest expense by segment	40,672	21,060	61,732
Provision for credit losses by segment	5,393	118	5,511
Salaries and benefits	26,609	8,470	35,079
Overhead allocation	22,464	6,559	29,023
Other segment items [1]	28,542	4,925	33,467
Total noninterest expense by segment	77,615	19,954	97,569
Income before provision for income taxes by segment	39,523	2,058	41,581
(Provision) benefit for income taxes by segment	(6,733)	176	(6,557)
Net income by segment	$ 32,790	$ 2,234	$ 35,024
Other segment disclosures:			
Segment assets	$ 2,410,777	$ 618,400	$ 3,029,177
FTEs	447	115	562

| | At or For the Year Ended December 31, 2023 | | |
Income:	Commercial and Consumer Banking	Home Lending	Total
Interest income - loans receivable, including fees	$ 127,947	$ 26,998	$ 154,945
Interest income - other interest earnings assets	12,247	—	12,247
Total interest income by segment	140,194	26,998	167,192
Gain on sale of loans	—	6,711	6,711
Other income	9,178	4,601	13,779
Intersegment income	1,190	(1,190)	—
Total noninterest income by segment	10,368	10,122	20,490
Total income by segment	150,562	37,120	187,682
Expense:			
Interest expense - deposits	36,743	8	36,751
Interest expense - borrowings	5,196	—	5,196
Interest expense - subordinated note	1,581	361	1,942
Interest expense - intersegment	(15,063)	15,063	—
Total interest expense by segment	28,457	15,432	43,889
Provision for credit losses by segment	3,494	1,280	4,774
Salaries and benefits	25,623	9,749	35,372
Corporate overhead allocation	21,266	6,109	27,375
Other segment items [(1)]	26,878	4,122	31,000
Total noninterest expense by segment	73,767	19,980	93,747
Income before provision for income taxes by segment	44,844	428	45,272
Provision for income taxes by segment	(9,132)	(87)	(9,219)
Net income by segment	$ 35,712	$ 341	$ 36,053
Other segment disclosures:			
Segment assets	$ 2,420,930	$ 551,739	$ 2,972,669
FTEs	447	123	570

_____

(1) Other segments items include operations, occupancy, data processing, loan costs, professional and board fees, marketing and advertising, and (recovery) impairment of MSRs.

NOTE 20 – GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill and certain other intangibles generally arise from business combinations accounted for under the acquisition method of accounting. Goodwill totaled $3.6 million at both December 31, 2025, and December 31, 2024, and represents the excess of the total acquisition price paid over the fair value of the assets acquired, net of the fair values of liabilities assumed in the Branch Purchase on February 24, 2023 ("Branch Acquisition"), and the purchase of four retail bank branches from Bank of America on January 22, 2016. Goodwill is not amortized but is evaluated for impairment on an annual basis at December 31 of each year or whenever events or changes in circumstances indicate the carrying value may not be recoverable. The Company elected to perform a qualitative assessment to determine whether it was more likely than not that the fair value of the reporting unit exceeded its carrying value, including goodwill. In performing this assessment, management considered qualitative factors including macroeconomic conditions, industry and market trends, financial performance, and changes in the Company's stock price and market capitalization. Based on this assessment, management concluded that it was more likely than not that the fair value of the reporting unit exceeded its carrying value, and therefore no impairment of goodwill was indicated.

Core deposit intangible ("CDI") is evaluated for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable, with any changes in estimated useful life accounted for prospectively over the revised remaining life. As of December 31, 2025, management believes that there have been no events or changes in the circumstances that would indicate a potential impairment of CDI.

The following table summarizes the changes in the Company's other intangible assets comprised solely of CDI for the years indicated:

| | Other Intangible Assets | | |
	Gross CDI	Accumulated Amortization	Net CDI
Balance, December 31, 2023	$ 24,928	$ (7,585)	$ 17,343
Amortization	—	(3,633)	(3,633)
Balance, December 31, 2024	24,928	(11,218)	13,710
Amortization	—	(3,192)	(3,192)
Balance, December 31, 2025	$ 24,928	$ (14,410)	$ 10,518

The CDI represents the fair value assigned to the intangible core deposit base acquired in business combinations. The CDI from the Branch Acquisition is being amortized on an accelerated basis over 10 years, while the CDI from the Anchor Bank acquisition (completed in November 2018) is being amortized on a straight-line basis over 10 years. Amortization expense was $3.2 million, $3.6 million and $3.5 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Amortization expense for CDI is expected to be as follows for the years ended December 31:

2026	$ 2,845
2027	2,500
2028	2,110
2029	1,283
2030	937
Thereafter	843
Total	$ 10,518

NOTE 21 – PARENT COMPANY ONLY FINANCIAL INFORMATION

The Condensed Balance Sheets, Statements of Income, and Statements of Cash Flows for the Company (Parent Only) are presented below:

Condensed Balance Sheets		December 31,		
Assets		2025		2024
Cash and due from banks	$	8,133	$	9,160
Investment in subsidiary		349,514		336,579
Other assets		716		487
Total assets	$	358,363	$	346,226
Liabilities and stockholders' equity				
Subordinated notes, net		49,661		49,594
Other liabilities		1,008		865
Total liabilities		50,669		50,459
Stockholders' equity		307,694		295,767
Total liabilities and stockholders' equity	$	358,363	$	346,226

Condensed Statements of Income			Year Ended December 31,			
		2025		2024		2023
Dividends received from subsidiary	$	24,010	$	11,832	$	8,919
Interest expense on subordinated note		(1,942)		(1,942)		(1,942)
Other expenses		(936)		(452)		(278)
Income before income tax benefit and equity in undistributed net income of subsidiary		21,132		9,438		6,699
Income tax benefit		590		488		458
Equity in undistributed earnings of subsidiary		11,624		25,098		28,896
Net income	$	33,346	$	35,024	$	36,053

Condensed Statements of Cash Flows			Year Ended December 31,			
		2025		2024		2023
Cash flows from operating activities:						
Net income	$	33,346	$	35,024	$	36,053
Equity in undistributed net income of subsidiary		(11,624)		(25,098)		(28,896)
Amortization		67		67		66
Share-based compensation expense related to stock options and restricted stock		2,254		1,806		2,010
Changes in operating assets and liabilities						
Other assets		(229)		(29)		246
Other liabilities		143		13		18
Net cash from operating activities		23,957		11,783		9,497
Cash flows used by financing activities:						
Disbursements from stock options exercised		(57)		(1,633)		(273)
Common stock repurchased for employee/director taxes paid on restricted stock awards		(464)		(386)		(355)
Issuance of common stock - employee stock purchase plan		1,222		1,075		1,017
Common stock repurchased		(15,423)		(2,508)		(223)
Dividends paid on common stock		(10,262)		(8,265)		(7,764)
Net cash used by financing activities		(24,984)		(11,717)		(7,598)
Net (decrease) increase in cash and cash equivalents		(1,027)		66		1,899
Cash and cash equivalents, beginning of year		9,160		9,094		7,195
Cash and cash equivalents, end of year	$	8,133	$	9,160	$	9,094

NOTE 22 – DEFINITIVE AGREEMENT

On February 25, 2026, the Company entered into a definitive agreement (the "Agreement") with Pacific West Bancorp, headquartered in West Linn, Oregon ("Pacific West"), pursuant to which Pacific West will be merged with and into the Company, and immediately thereafter Pacific West's bank subsidiary, Pacific West Bank, will be merged with and into 1st Security Bank of Washington. Pacific West Bank primarily serves the Greater Portland, Oregon metropolitan area with four branch locations in Portland, Vancouver, West Linn, and Lake Oswego.

Under the terms of the Agreement, the aggregate consideration will consist of 430,176 shares of FS Bancorp common stock and $16,832,742 in cash. Pacific West shareholders will have the right to elect shares of FS Bancorp common stock or cash, subject to proration as provided in the Agreement. Based on the closing price of FS Bancorp common stock of $41.26 on February 25, 2026, the consideration value for Pacific West was $34.6 million, or approximately $12.52 per share. Upon completion of the merger, Pacific West shareholders would hold, in aggregate, approximately 5.4% of FS Bancorp's outstanding common stock.

All of the directors of Pacific West have agreed to vote their shares of Pacific West common stock in favor of approval of the Agreement. The proposed transaction is subject to customary closing conditions, including the receipt of regulatory approvals and approval of the Agreement by the shareholders of Pacific West, and is expected to be completed in the third quarter of 2026.

At December 31, 2025, Pacific West reported total assets of $386.0 million, total loans of $276.6 million and total deposits of $342.2 million.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

(i) Evaluation of Disclosure Controls and Procedures.

An evaluation of the disclosure controls and procedures as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") was carried out as of December 31, 2025 under the supervision and with the participation of the Company's Chief Executive Officer ("CEO"), Chief Financial Officer ("CFO"), and several other members of the Company's senior management. In designing and evaluating the Company's disclosure controls and procedures, management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Additionally, in designing disclosure controls and procedures, management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures. The design of any disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Based on the foregoing evaluation, the Company's CEO (principal executive officer) and CFO (principal financial officer) concluded that as of December 31, 2025, the Company's disclosure controls and procedures were effective in ensuring that information we are required to disclose in the reports we file or submit under the Exchange Act is (1) recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and (2) accumulated and communicated to FS Bancorp management, including its CEO and CFO, as appropriate to allow timely decisions regarding required disclosure, specified in the SEC's rules and forms.

a) Management's Report on internal control over financial reporting.

FS Bancorp's management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) of the Exchange Act. FS Bancorp's internal control system is designed to provide reasonable assurance to our management and the Board of Directors regarding the preparation and fair presentation of published financial statements for external purposes in accordance with generally accepted accounting principles.

This process includes policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions of FS Bancorp; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of FS Bancorp are being made only in accordance with authorizations of management and directors of FS Bancorp; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of FS Bancorp's assets that could have a material effect on the financial statements. A control procedure, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Also, because of the inherent limitations in all control procedures, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. Additionally, in designing disclosure controls and procedures, FS Bancorp's management was required to apply its judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures. The design of any disclosure controls and procedures is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. As a result of these inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

FS Bancorp's management assessed the effectiveness of FS Bancorp's internal control over financial reporting as of December 31, 2025. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013 Framework). Based on management's assessment, it was concluded that, as of December 31, 2025, FS Bancorp's internal control over financial reporting was effective based on those criteria.

b) Attestation report of the registered public accounting firm.

Baker Tilly US, LLP, an independent registered public accounting firm, has audited FS Bancorp's consolidated financial statements and the effectiveness of its internal control over financial reporting as of December 31, 2025, which is included in "Item 8. Financial Statements and Supplementary Data" of this Annual Report on Form 10–K.

c) Changes in internal control over financial reporting.

There were no changes in FS Bancorp's internal control over financial reporting during FS Bancorp's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, FS Bancorp's internal control over financial reporting.

Item 9B. Other Information

a) Nothing to report.
b) During the quarter ended December 31, 2025, no director or officer (as defined in Rule 16a-1(f) under the Exchange Act) of the Corporation adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement" as each term is defined in Item 408(a) of Regulation S–K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Directors and Executive Officers

The information required by this item regarding the Company's Board of Directors is incorporated herein by reference from the section captioned "Proposal I - Election of Directors" in the Company's Proxy Statement, a copy of which will be filed with the SEC no later than 120 days after the Company's fiscal year end.

The executive officers of the Company and the Bank are elected annually and hold office until their respective successors have been elected and qualified or until death, resignation or removal by the Board of Directors. For information regarding the Company's executive officers, see "Item 1. Business – Information About Our Executive Officers" included in this Form 10–K.

Delinquent Section 16(a) Reports

Any information concerning compliance with the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934 by our directors, officers and ten percent stockholders required by this item is incorporated herein by reference from the Company's Proxy Statement, a copy of which will be filed with the Securities and Exchange Commission not later than 120 days after the Company's fiscal year end.

Code of Ethics for Senior Financial Officers

The Board of Directors has adopted a Code of Ethics for the Company's officers (including its senior financial officers), directors and employees. The Code of Ethics is applicable to the Company's principal executive officer and senior financial officers. The Company's Code of Ethics is posted on its website at www.fsbwa.com under the Investor Relations tab.

Nominating Procedures

There have been no material changes to the procedures by which stockholders may recommend nominees to our Board of Directors since last disclosed to stockholders.

Insider Trading Policy

FS Bancorp has an insider trading policy governing the purchase, sale, and other dispositions of Company securities that applies to all Company personnel, including directors, officers, employees, and other covered persons, which is also followed by the Company. We believe our insider trading policy and repurchase procedures are reasonably designed to promote compliance with insider trading laws, rules and regulations, and listing standards applicable to the Company. A copy of the Company's insider trading policy was filed as Exhibit 19 to its Annual Report on Form 10–K for the year ended December 31, 2024.

Audit Committee and Audit Committee Financial Expert

The Company has a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Audit Committee of the Company is composed of Directors Leech (Chairperson), Mansfield, Cofer-Wildsmith, Andrews, and Degner. Each member of the Audit Committee is independent as independence is defined for audit committee members in the listing standards of The Nasdaq Stock Market, LLC. The Board of Directors has determined that Mr. Leech and Mr. Mansfield meet the definition of "audit committee financial expert," as defined by the SEC.

Item 11. Executive Compensation

The information required by this item is incorporated herein by reference from the sections captioned "Executive Compensation" and "Directors' Compensation" in the Proxy Statement, a copy of which will be filed with the SEC no later than 120 days after the Company's fiscal year end.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

(a) Security Ownership of Certain Beneficial Owners.

The information required by this item is incorporated herein by reference from the section captioned "Security Ownership of Certain Beneficial Owners and Management" in the Company's Proxy Statement, a copy of which will be filed with the SEC no later than 120 days after the Company's fiscal year end.

(b) Security Ownership of Management.

The information required by this item is incorporated herein by reference from the sections captioned "Security Ownership of Certain Beneficial Owners and Management" and "Proposal I – Election of Directors" in the Company's Proxy Statement, a copy of which will be filed with the SEC no later than 120 days after the Company's fiscal year end.

(c) Changes in Control.

The Company is not aware of any arrangements, including any pledge by any person of securities of the Company, the operation of which may at a subsequent date result in a change in control of the Company.

d) Equity Compensation Plans Information. The following table summarizes share and exercise price information about FS Bancorp's equity compensation plans as of December 31, 2025:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants, and rights		Weighted-average exercise price of outstanding options, warrants and rights		Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)		(b)		(c)
Equity compensation plans (stock options) approved by security holders:					
2018 Equity Incentive Plan	658,623	$		33.47	52,560
Equity compensation plans not approved by security holders	N/A		N/A		N/A
Total	658,623	$		33.47	52,560[1]

_____
(1) Includes 500 shares available for future grants of restricted stock.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item is incorporated herein by reference from the section captioned "Transactions with Management" in the Company's Proxy Statement, a copy of which will be filed with the SEC no later than 120 days after the Company's fiscal year end.

Item 14. Principal Accountant Fees and Services

The information required by this item is incorporated herein by reference from the section captioned "Proposal 3 – Ratification of Appointment of Independent Auditor" in the Company's Proxy Statement, a copy of which will be filed with the SEC no later than 120 days after the Company's fiscal year end.

Item 15. Exhibits and Financial Statement Schedules

(a) 1. Financial Statements
   For a list of the financial statements filed as part of this report see "Part II - Item 8. Financial Statements and Supplementary Data."
   2. Financial Statement Schedules
   Schedules to the Consolidated Financial Statements have been omitted as the required information is inapplicable.

(b) Exhibits
   Exhibits are available from the Company by written request

3.1	Articles of Incorporation for FS Bancorp, Inc. (1)
3.2	Bylaws for FS Bancorp, Inc. (2)
4.1	Form of Common Stock certificate of FS Bancorp, Inc. (1)
4.2	Indenture dated February 10, 2021, by and between FS Bancorp, Inc. and U.S. Bank National Association, as trustee. (3)
4.3	Forms of 3.75 Fixed-to-Floating Rate Subordinated Notes due 2031 (included as Exhibit A-1 and Exhibit A-2 to the Indenture filed as Exhibit 4.2 hereto) (3)
4.4	Description of Registrant's Securities (4).
10.1	Severance Agreement between 1st Security Bank of Washington and Joseph C. Adams (1)
10.2	Form of Change of Control Agreement between 1st Security Bank of Washington and Matthew D. Mullet (1)
10.3	Form of Change of Control Agreement with Donn C. Costa, Dennis O'Leary, Erin Burr, Victoria Jarman, Kelli Nielsen, and May-Ling Sowell (5)
10.4	FS Bancorp, Inc. 2018 Equity Incentive Plan (7)
10.5	Form of Incentive Stock Option Award Agreement under the 2018 Equity Incentive Plan (7)
10.6	Form of Non-Qualified Stock Option Award Agreement under the 2018 Equity Incentive Plan (7)
10.7	Form of Restricted Stock Award Agreement under the 2018 Equity Incentive Plan (7)
10.8	FS Bancorp, Inc. Nonqualified 2022 Stock Purchase Plan (8)
10.9	Form of Enrollment/Change Form under the FS Bancorp, Inc. Nonqualified 2022 Stock Purchase Plan (8)
10.10	Form of Change of Control Agreement with Shana Allen and Benjamin Crowl (9)
14	Code of Ethics and Conduct Policy (6)
19	Insider Trading Policies and Procedures (10)
21	Subsidiaries of Registrant
23	Consent of Independent Registered Public Accounting Firm
31.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97	Policy relating to Recovery of Erroneously Awarded Compensation (11)
101	The following materials from the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2025, formatted in Inline Extensible Business Reporting Language (iXBRL): (1) Consolidated Balance Sheets; (2) Consolidated Statements of Income; (3) Consolidated Statements of Comprehensive Income; (4) Consolidated Statements of Stockholders' Equity; (5) Consolidated Statements of Cash Flows; and (6) Notes to Consolidated Financial Statements.
104	Cover Page Interactive Data file (formatted as Inline XBRL and contained in Exhibit 101)

---

(1) Filed as an exhibit to the Registrant's Registration Statement on Form S-1 (333-177125) filed on October 3, 2011, and incorporated by reference.
(2) Filed as an exhibit to the Registrant's Current Report on Form 8-K filed on July 10, 2013 (File No. 001-355589).
(3) Filed as an exhibit to the Registrant's Current Report on Form 8-K filed on February 11, 2021 (File No. 001-35589).
(4) Filed as an exhibit to the Registrant's Current Report on 424B5 (Prospectus) (333-215810) filed on September 11, 2017.
(5) Filed as an exhibit to the Registrant's Current Report on Form 8-K filed on February 1, 2016 (File No. 001-35589)
(6) Registrant elects to satisfy Regulation S-K §229.406(c) by posting its Code of Ethics on its website at www.fsbwa.com in the section titled Investor Relations: Corporate Governance.
(7) Filed as an exhibit to the Registrant's Registration Statement on Form S-8 (333-22513) filed on May 23,2018.
(8) Filed as an exhibit to the Registrant's Registration Statement on Form S-8 (333-265729) filed on June 21,2022.
(9) Filed as an exhibit to the Registrant's Current Report on Form 8-K filed on February 2, 2024 (File No. 001-35589).

| (10) | Filed as an exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2024, filed on March 17, 2025 (File No. 001-35589). |
| (11) | Filed as an exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2023, filed on March 15, 2024 (File No. 001-35589). |

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 13, 2026

FS Bancorp, Inc.

/s/Joseph C. Adams
Joseph C. Adams
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

SIGNATURES	TITLE	DATE
/s/Joseph C. Adams Joseph C. Adams	Director and Chief Executive Officer (Principal Executive Officer)	March 13, 2026
/s/Matthew D. Mullet Matthew D. Mullet	President, Treasurer and Secretary	March 13, 2026
/s/Phillip D. Whittington Phillip D. Whittington	Chief Financial Officer (Principal Financial and Accounting Officer)	March 13, 2026
/s/Ted A. Leech Ted A. Leech	Chairman of the Board	March 13, 2026
/s/Terri L. Degner Terri L. Degner	Director	March 13, 2026
/s/Joseph P. Zavaglia Joseph P. Zavaglia	Director	March 13, 2026
/s/Michael J. Mansfield Michael J. Mansfield	Director	March 13, 2026
/s/Marina Cofer-Wildsmith Marina Cofer-Wildsmith	Director	March 13, 2026
/s/Pamela M. Andrews Pamela M. Andrews	Director	March 13, 2026



FS BANCORP, INC. CONTACT INFORMATION

Joseph Adams, Chief Executive Officer
joea@fsbwa.com, (425) 697-8048

Matthew Mullet, President
mattm@fsbwa.com, (425) 697-8026

Phil Whittington, Chief Financial Officer
phil.whittington@fsbwa.com, (425) 275-4029

ANNUAL SHAREHOLDER MEETING

2:00 pm Thursday, May 21, 2026
Administrative Center
6920 220th Street SW
Mountlake Terrace, WA 98043

CORPORATE WEBSITE

fsbwa.com

1ST SECURITY BANK BRANCHES

WA: Aberdeen, Capitol Hill, Crossroads Bellevue, Edmonds, Elma, Goldendale, Hadlock, Lacey, Lynnwood, Mill Creek, Montesano, Ocean Shores, Olympia, Port Angeles, Port Townsend, Poulsbo, Puyallup, Sequim, Silverdale, South Hill Puyallup, Westport, White Salmon

OR: Manzanita, Newport, Ontario, Tillamook, Waldport

HOME LENDING

WA: Aberdeen, Bellevue, Ellensburg, Everett, Lacey, Mill Creek, Mountlake Terrace, Port Townsend, Port Orchard, Poulsbo, Puyallup, Tri-Cities, Vancouver

COMMERCIAL LENDING

WA: Bellevue, Mountlake Terrace, Tacoma

OR: Beaverton

ADMINISTRATIVE CENTER

WA: Mountlake Terrace

Proud Banking Partner for
Mary's Place
Mary's Place
"At Mary's Place, we are fortunate to have many incredible community partners, and 1st Security Bank truly stands out."
DOMINIQUE ALEX, CEO of Mary's Place

FS BANCORP, INC.

6920 220th Street SW, Mountlake Terrace, WA 98043 • **fsbwa.com**